Form 20-F
period 2001-05-31
BAKBONE SOFTWARE INC
filed 2001-07-13
CIK 735993

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

/x/	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
/ /	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period to

Commission file number:

BAKBONE SOFTWARE INCORPORATED
(Exact name of Registrant as specified in its charter)

PROVINCE OF ALBERTA, CANADA
(Jurisdiction of incorporation or organization)

10145 Pacific Heights Boulevard, Suite 900
San Diego, CA 92121
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class:	Name of each exchange on which registered:
Common Shares Without Par Value	Toronto Stock Exchange

    Securities registered or to be registered pursuant to Section 12(b) of the Act. None

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 41,760,922 as at May 31, 2001

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes / /  No /x/

    Indicate by check mark which financial statement item the registrant has elected to follow.
/x/ Item 17  / / Item 18

GLOSSARY OF TERMS

    The following are definitions of certain terms used throughout this Form 20-F.

APM: Application Plug in Modules, a component of software targeted towards a certain type of application, which enhances the performance of the core software when used with that application.

BakBone or the Company: BakBone Software Incorporated, a corporation incorporated under the laws of Alberta, Canada, and its subsidiaries.

BakBone Acquisition Corp.: A corporation incorporated under the laws of the State of Maryland, United States, merged with Tracer Technologies, Inc. in June 2000.

BakBone KK: BakBone Software KK, formerly NetVault Corporation KK, located in Tokyo, Japan.

BakBone Ltd.: BakBone Software Limited, formerly NetVault Limited, located in Poole, United Kingdom.

BakBone Inc.: BakBone Software Inc., a corporation incorporated under the laws of the State of California, United States, located in San Diego, California.

Common Shares: The common shares of BakBone.

CD/CD-R: Compact Disc / Compact Disc—Recordable, a type of storage media.

DVD: Digital Video Disc, a type of storage media.

DAS: Direct Attached Storage, a method for connecting storage devices to servers.

Device drivers: Software embedded within an operating system, which manages communication with external devices.

File systems: A method and protocol for organizing and managing data.

IP: Internet Protocol, a Layer 3 (network layer) protocol containing addressing information that allows packets of information to be routed over the Internet.

IPS: IP Storage, a protocol for communicating and transferring data over IP networks.

LAN: Local Area Network, a short distance data communications network used to link together computers and peripheral devices (such as printers) under some form of standard control.

MagnaVault or MagnaVault Software: BakBone's comprehensive secondary storage management software for UNIX and Linux host operating environments.

MO: Magneto-Optical, a storage format using optical technologies on rotating media.

NAS: Network Attached Storage, a type of data storage that delivers high performance by connecting directly to the Ethernet network rather than to the server. Network attached storage devices contain their own microprocessors and operating systems eliminating the need to go through the server.

Net Resources: Net Resources Incorporated, prior to changing its name to BakBone Software Incorporated, a company engaged in mineral exploration activities until 1999.

NetVault or NetVault Software: BakBone's storage management application software used for the backup and restoration of data on various storage topologies.

NetVault Acquisition: The acquisition by BakBone in March 2000 of all of the issued and outstanding capital of each of NVS, NetVault Holdings, NetVault Limited and 47% of the issued and outstanding capital of NetVault Corporation KK.

NetVault Holdings: NetVault Holdings Limited, a wholly-owned subsidiary of BakBone, incorporated under the laws of the United Kingdom.

NetVault Holdings Agreement: The acquisition agreement dated December 1999 among BakBone, NVS, and the principal shareholders of NetVault Holdings.

NetVault KK or NetVault Corporation KK: A 47% owned subsidiary of BakBone, incorporated under the laws of Japan, now known as BakBone KK.

NetVault KK Agreement: The acquisition agreement dated December 1999 between BakBone and the principal shareholders of NetVault Corporation (now known as BakBone KK).

NetVault KK Distribution Agreement: The software license distribution agreement dated October 1997 between NetVault Limited and NetVault KK pursuant to which NetVault Limited licensed the NetVault software to NetVault KK for distribution in Japan, South Korea, Taiwan, Singapore, Malaysia, Hong Kong, the People's Republic of China, Australia, New Zealand, Indonesia, the Philippines, Thailand, India, Laos, Cambodia and Vietnam.

NetVault Ltd: NetVault Limited, a wholly-owned subsidiary of BakBone, incorporated under the laws of the United Kingdom, now known as BakBone Ltd.

NVS: NVS Holdings Inc., a wholly-owned subsidiary of BakBone, incorporated under the laws of the Province of Alberta, Canada.

NVS Agreement: The acquisition agreement dated December 1999 among BakBone, NVS and the shareholders of NVS.

OEM: Original Equipment Manufacturers.

SAN: Storage Area Network, a short distance data communications network used to link elements within a storage environment.

SP: A solution provider, including resellers, VARs, system integrators or others.

Tracer: Tracer Technologies Inc., a corporation incorporated in the State of Maryland, United States, merged with BakBone Acquisition Corp. in June 2000.

Tracer Acquisition: The acquisition by BakBone of Tracer, a private corporation based in Gaithersburg, Maryland and its 50% interest in Tracer Technologies Japan KK.

Tracer KK: Tracer Technologies Japan KK, located in Tokyo, Japan.

TSE: Toronto Stock Exchange, the stock exchange on which BakBone Common Shares are traded under the symbol "BKB".

VAD: Value added distributor, a type of channel partner.

VAR: Value added reseller, a type of channel partner.

WAN: Wide Area Network, a network that encompasses interconnectivity between devices over a wide geographic area.

    In this registration statement, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

Forward-Looking Statements. Certain statements in this registration statement constitute forward-looking statements. The actual results, performance, or achievements of the Company may be materially different from those expressed or implied by such forward-looking statements. The forward-looking statements include projections relating to trends in markets, revenues, and future expenditures on research and development, marketing, general and administrative expenses, and capital resource sufficiency, dependence on new product development, dependence on a limited product portfolio and customer base, rapid technological and market change, competition and future growth. Each of these areas is subject to risks, which we discuss more fully in Item 3.D, "Risk Factors." We discuss trends in these areas, as reflected in our recent financial statements, in Item 5, "Operating and Financial Review and Prospects." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this registration statement might not occur.

GENERAL INFORMATION

TABLE OF CONTENTS

PART I
Item 1. Identity of Directors, Senior Management and Advisers	6
A. Directors and senior management.	6
B. Advisers.	6
C. Auditors.	6
Item 2. Offer Statistics and Expected Timetable	6
Item 3. Key Information	6
A. Selected financial data.	7
B. Capitalization and indebtedness.	9
C. Reasons for the offer and use of proceeds.	10
D. Risk factors.	10
Item 4. Information on the Company	16
A. History and development of the company.	16
B. Business overview.	18
C. Organizational structure.	24
D. Property, plants and equipment.	24
Item 5. Operating and Financial Review and Prospects	26
A. Operating Results	27
B. Liquidity and Capital Resources	30
C. Research and Development (R&D)	33
D. Trend information.	33
Item 6. Directors, Senior Management and Employees	35
A. Directors and senior management.	35
B. Compensation.	38
C. Board practices.	38
D. Employees.	39
E. Share ownership.	40
Item 7. Major Shareholders and Related Party Transactions	40
A. Major shareholders.	40
B. Related party transactions.	41
C. Interests of experts and counsel.	41

Item 8. Financial Information	42
A. Consolidated Statements and Other Financial Information.	42
B. Significant Changes.	42
Item 9. The Offer and Listing.	42
A. Offer and listing details.	42
B. Plan of distribution.	44
C. Markets.	44
D. Selling shareholders.	44
E. Dilution.	44
F. Expenses of the issue.	44
Item 10. Additional Information.	44
A. Share capital.	44
B. Memorandum and articles of association.	44
C. Material Contracts.	46
D. Exchange Controls and Other Limitations Affecting Security Holders.	47
E. Taxation.	48
F. Dividends and paying agents.	52
G. Statement by experts.	52
H. Documents on display.	52
I. Subsidiary Information.	53
Item 11. Quantitative and Qualitative Disclosures About Market Risk.	53
Item 12. Description of Securities Other than Equity Securities.	53
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.	53
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	53
Item 15. [Reserved]	53
Item 16. [Reserved]	53
PART III
Item 17. Financial Statements.	54
Item 18. Financial Statements.	123
Item 19. Exhibits.	124

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and senior management.

    Our senior managers and directors as of the filing date of this registration statement are listed below. Each of them may be reached by contacting our corporate headquarters at 10145 Pacific Heights Blvd., Suite 900, San Diego, California 92121.

Name	Position
SENIOR MANAGEMENT
Keith Rickard	President and Chief Executive Officer
Harry Brayne	Managing Director
Anthony Cerqueira	Executive Vice President
Patrick Barcus	Vice President, Pacific Rim
Fabrice Helliker	Executive Vice President of Engineering
Andrew Unsworth	Managing Director, European Operations
DIRECTORS
Archie Nesbitt	Director and Chairman of the Board
Anthony Cerqueira	Director
Harry Brayne	Director
J.G. (Jeff) Lawson	Director
Neil MacKenzie	Director
Jeffrey Taylor	Director

B. Advisers.

    Our legal counsel in the United States is Preston Gates & Ellis LLP, 701 Fifth Avenue, Suite 5000, Seattle, Washington, 98104.

C. Auditors.

    The Company's auditors for the past three years are as follows:

  •
  From January 15, 2001 to present, KPMG LLP, 750 B Street, Suite 1500, San Diego, CA 92101. KPMG LLP has re-audited certain financial statements previously audited by our predecessor auditor, Deloitte & Touche LLP.
  •
  From 1986 (incorporation of our predecessor, Ican Resources, Ltd.) to January 15, 2001, Deloitte & Touche LLP, 701 B Street, Suite 1900, San Diego, CA 92101.

Item 2. Offer Statistics and Expected Timetable

    Not Applicable.

Item 3. Key Information

Exchange Rate Information

    The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of the month-end exchange rates during each such period and the end of period rate. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at July 6, 2001 was $.6579.

	Year ended March 31, 2001	Year ended April 30, 2000	Year ended April 30, 1999	Year ended April 30, 1998	Year ended April 30, 1997
High	$.6889	$.6969	$.7055	$.7317	$.7513
Low	$.6336	$.6607	$.6341	$.6832	$.7228
Average	$.6648	$.6795	$.6651	$.7132	$.7345
Period End	$.6336	$.6879	$.6626	$.7052	$.7228

	June 2001	May 2001	April 2001	March 2001	February 2001	January 2001
High	$.6604	$.6532	$.6520	$.6499	$.6697	$.6697
Low	$.6516	$.6435	$.6333	$.6336	$.6494	$.6595
Average	$.6559	$.6489	$.6437	$.6408	$.6548	$.6655
Period End	$.6590	$.6467	$.6510	$.6336	$.6527	$.6669

A. Selected financial data.

    Our fiscal year end is March 31. In August 2000, our Board of Directors approved a change in our fiscal year end for financial reporting purposes from April 30 to March 31, effective beginning May 1, 2000. Accordingly, the following tables set forth selected financial data of BakBone for the eleven months ended March 31, 2001 and the year ended April 30, 2000. The Company was formed effectively in March 2000 through the Company's acquisition of NVS. The acquisition was accounted for as a reverse takeover between a shell company, BakBone, and an operating company, NVS. This resulted in the continuation of the financial statements of NVS with the continuation of BakBone's legal name and share capital. Although the financial statements are presented as the year ended April 30, 2000, they reflect only two months of operations (March and April) as NVS had no operations prior to March 2000. Concurrently with BakBone's acquisition of NVS, NVS acquired NetVault Holdings, a non-operating shell company, NetVault Ltd., and NetVault Ltd.'s 25% interest in NetVault KK. Refer to Item 4A for more information about this transaction.

    Selected financial data are presented for our predecessor entities, NetVault Ltd. and NetVault KK, from 1998 through our acquisition of these entities in March 2000. Selected financial data are not presented for 1997 for NetVault Ltd. as prior to April 1998, NetVault Ltd. held only partial ownership of the intellectual property rights of the NetVault Software and another entity was engaged in the development and sales functions of the NetVault Software. In April 1998, NetVault Ltd. acquired full ownership of the NetVault Software and engaged in the development and sales activities that we acquired in March 2000. Therefore, there are no stand-alone operating results or financial statements prior to April 1998 for NetVault Ltd. Selected financial data are not presented for 1997 for NetVault KK because it was not incorporated until February 1998. Both predecessor companies' fiscal year ends were December 31, and as such, a stub period is presented in the table below for the period between December 31, 1999 and the acquisition date of March 1, 2000 which reflects the combined financial statements of NetVault Ltd. and NetVault KK. In addition, net income or net loss per share for the predecessor entities has been omitted as these entities were private companies and management believes that information is not meaningful.

    Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada, which differs in certain significant respects from U.S. GAAP. A detailed description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net loss for the year ended April 30, 2000 and the eleven months ended March 31, 2001 is included in Note 15 to our consolidated financial statements included in this registration statement.

    The selected consolidated financial information should be read in conjunction with "Operating and Financial Review and Prospects" in Item 5 and our audited consolidated financial statements and related notes, included in this registration statement.

	Eleven Months Ended March 31, 2001	Year Ended April 30, 2000	Two Months Ended February 29, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	(in thousands, except per share data)
Selected Statement of Operations Data
Canadian GAAP:
Revenues	$7,529	$483	$585	$3,719	$1,837
Cost of revenues	1,187	51	122	1,003	357

Gross profit	6,342	432	463	2,716	1,480
Operating expenses	35,170	1,823	265	2,342	2,681

Income (loss) from operations	(28,828)	(1,391)	198	374	(1,201)
Other (income) expense	3,889	(77)	3	5	38

Net income (loss)	$(32,717)	$(1,314)	$195	$369	$(1,239)

Net loss per share—basic and diluted	$(0.92)	$(0.14)	N/A	N/A	N/A

	Eleven Months Ended March 31, 2001	Year Ended April 30, 2000
	(in thousands, except per share data)
U.S. GAAP:
Revenues	$4,907	$245
Cost of revenues	977	26

Gross profit	3,930	219
Operating expenses	65,440	48,047

Income (loss) from operations	(61,510)	(47,828)
Other (income) expense	(445)	(362)

Net income (loss)	$(61,065)	$(47,466)

Net loss per share—basic and diluted	$(2.45)	$(5.90)

	March 31, 2001	April 30, 2000	February 29, 2000	December 31, 1999	December 31, 1998
	(in thousands)
Selected Balance Sheet Data:
Canadian GAAP:
Working capital (deficit)	$(304)	$29,357	$(691)	$(883)	$(1,847)
Long-term assets	20,417	5,072	461	461	1,051
Total assets	29,573	37,316	2,156	2,409	2,041
Long-term liabilities	675	—	—	—	20
Shareholders' equity (deficit)	19,280	34,429	(230)	(422)	(816)

	March 31, 2001	April 30, 2000
	(in thousands)
U.S. GAAP:
Working capital (deficit)	$(1,774)	$29,441
Long-term assets	24,519	8,530
Total assets	31,179	40,028
Long-term liabilities	379	—
Shareholders' equity	22,366	37,971

B. Capitalization and indebtedness.

    The table below sets forth our total indebtedness and capitalization as of May 31, 2001 (in thousands). You should read this table in conjunction with the consolidated financial statements and accompanying notes.

Current debt	$4,243
Long-term debt	833

Total debt	$5,076

Shareholders' equity(1)
Common shares, 41,760,922 issued and outstanding	$52,771
Special warrants(2)	15,000
Accumulated deficit	(39,102)
Cumulative exchange adjustment	607

Total shareholders' equity	$29,276

Total capitalization	$30,109

(1)
Shareholders' equity is presented in accordance with Canadian GAAP and would be different if presented in accordance with U.S. GAAP.

(2)
Special warrants are the equity instruments sold in Canada prior to receipt of approval of the related prospectus from the applicable provinces in Canada. When the prospectus is approved, each special warrant is automatically converted to a common share and a portion of a share purchase warrant.

C. Reasons for the offer and use of proceeds.

    Not Applicable.

D. Risk factors.

    An investment in our Common Shares should be considered highly speculative. In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating us and our business.

We Depend on Large Orders from End-User Customers for a Significant Portion of Our Revenue.

    We depend on large orders for a significant portion of our revenue. Our revenue in one quarter may fluctuate significantly based on whether a large sale near the end of a quarter is closed or delayed. Our sales generally range in value from a few thousand dollars to tens of thousands of dollars. The process of closing these large sales is sometimes lengthy, therefore, our revenue for a given period is likely to be affected by the timing of these large orders, which makes it difficult for us to predict the amount of quarterly revenue. The factors that may delay these large orders include:

  •
  time needed for end-user customers to evaluate our software;

  •
  customer budget restrictions, particularly in weak or uncertain general economic and industry conditions; and

  •
  customers internal engineering work needed to integrate our software with their systems.

We Derive a Significant Amount of Revenue From Only a Few Customers.

    If any of our largest customers were to reduce purchases from us, our business would be adversely affected, unless we were able to increase sales to other customers substantially. Many of these customers have recently announced that their own businesses are slowing, which could adversely affect their demand for our products. We do not have a contract with any of these customers that requires the customer to purchase a specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels.

We Face Intense Competition on Several Fronts.

    We have a number of competitors in our product market. If existing or new competitors gain market share, our business and operating results could be adversely affected. Many of our competitors have greater financial resources than we do in the areas of sales, marketing and product development. Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors. Finally, because new distribution methods offered by the Internet and electronic commerce have removed many of the barriers to entry historically faced by start-up companies in the software industry, we expect to face additional competition from these companies in the future.

    Our primary competitors and their products are:

Veritas Software	NetBackup, BackupExec
Legato Systems	NetWorker, SmartMedia, Celestra
Hewlett Packard	Omniback
IBM	Tivoli Storage Manager, ADSM
Computer Associates	ARCServe, Alexandria
EMC	EDM (software only)

We May Require Additional Capital.

    We anticipate that our current financial resources will be sufficient to finance our budgeted operating costs until we achieve positive cash flow. However, our actual expenses may exceed our projected amounts and/or actual revenues may be less than we currently project, in which case we may need to raise additional funds from lenders and equity markets in the future. In addition, we may choose to raise additional financing in order to capitalize on perceived opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us. If additional equity or debt financing is raised by the issuance of shares, control of the Company may change and shareholders may experience dilution to their equity interest in the Company.

Our Quarterly Revenue May Fluctuate Significantly, Which Could Cause the Market Price of Our Stock to be Extremely Volatile.

    We may experience a shortfall in revenue in any given quarter. Any such shortfall in revenue could cause the market price of our stock to fall substantially. Our revenue in general, and our license revenue in particular, are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

  •
  the timing and magnitude of sales through our OEM customers, including Seagate and NCR;

  •
  the possibility that a slowdown in sales by our OEM customers could result in reduced demand for our products;

  •
  the introduction, timing and market acceptance of new products;

  •
  changes in data storage and networking technology or introduction of new operating system upgrades by our OEM customers, which could require us to modify our products or to develop new products;

  •
  the relative growth rates of the Windows NT, UNIX and Linux markets;

  •
  the rate of adoption of storage area networks and the timing and magnitude of sales of our storage area networking products and services;

  •
  the rate of adoption of network attached storage appliance technology and the timing and magnitude of sales of our network attached storage appliance products and services;

  •
  the extent to which our customers renew their maintenance contracts with us;

  •
  changes in our pricing policies and distribution terms;

  •
  the ability of our end-user customers to purchase our products may be adversely affected by their inability to raise additional capital or to meet their business objectives;

  •
  the possibility that our customers may defer purchases or choose to not purchase at all as a result of reduced information technology budgets;

  •
  the possibility that our customers may defer purchases in anticipation of new products or product updates by us or by our competitors;

  •
  the overall demand for data availability products and services, which is likely to be lower in weak or uncertain general economic and industry conditions; and

  •
  the possibility of an overall economic slowdown.

    You should not rely on the results of any prior periods as an indication of our future performance. If we have a shortfall in revenue in any given quarter, our efforts to reduce our operating expenses in response will likely lag behind the revenue shortfall. Therefore, any significant shortfall in revenue will likely have an immediate adverse effect on our operating results for that quarter.

Our Business Could Be Adversely Affected If We Fail to Manage Our Growth Effectively.

    If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of securities analysts or investors with respect to future operating results. To manage this growth we must continue to:

  •
  improve our financial and management controls, reporting systems and procedures;

  •
  add and integrate new senior management personnel;

  •
  improve our licensing models and procedures;

  •
  hire, train and retain qualified employees;

  •
  control expenses;

  •
  diversify channel sales strategies;

  •
  integrate geographically dispersed operations; and

  •
  invest in our internal networking infrastructure and facilities.

    We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Third Parties May Claim That We Infringe Their Proprietary Rights.

    We may potentially receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

    We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We May Not be Able to Protect Our Proprietary Information.

    We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We license some of our products under "shrink wrap" license agreements that do not require a physical signature by the end user licensee and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Existing Strategic Alliances May be Terminated and We May be Unable to Develop New Relationships.

    Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances with third party suppliers, VARs, VADs, OEMs and other businesses integral to our future success. There can be no assurance that existing strategic alliances will not be terminated or modified in the future nor can there be any assurance that new relationships will be developed.

    None of our channel partners and OEMs worldwide have any obligation to continue selling our products and any of them may terminate their relationship with us at any time.

    A portion of our future revenue is expected to come from OEM sales that incorporate our storage management software into the OEM hardware solution. We will have no control over the shipping dates or volumes of systems the OEMs ship and they have no obligation to ship systems incorporating our software. They also have no obligation to recommend or offer our software products exclusively or at all. These OEMs also could choose to bundle a competitor's product in lieu of our product.

    We expect a large portion of our revenues will come from our channel partners across the world. These partners have no obligation to establish a sales relationship, or to continue selling any of our products and may terminate the relationship with us at any time upon written notice as described in the related channel partner agreements.

Our Various Distribution Channels Require Constant Management.

    If we fail to manage our various distribution channels successfully, they may conflict with one another or otherwise not function as we anticipate, and our business and operating results could be adversely affected. The BakBone brand does not currently have high recognition in our various distribution channels which could impact sales.

We Rely on Competing Equipment Manufacturers as a Material Source of Revenue.

    A portion of our revenue is expected to come from our OEMs that incorporate our storage management software into their hardware solution. Risks associated with our OEM customers include:

  •
  we have no control over the shipping dates or volumes of systems they ship;

  •
  they have no obligation to recommend or offer our software products;

  •
  they may generally have no minimum sales requirements and can terminate our relationship at any time or upon short notice;

  •
  they could choose to develop their own data availability products and incorporate those products into their systems instead of our products;

  •
  they could develop enhancements to and derivative products from our products; and

  •
  they could change their own base products, which could make it difficult for us to adapt our products to theirs.

    Finally, our OEM customers compete with one another. If one of our OEM customers views the products we have developed for another OEM as competing with its products, it might decide to stop doing business with us, which could adversely affect our business and our operating results.

Some Of Our OEM Agreements May Not Result in Increased Product Sales.

    We have OEM agreements with Seagate and NCR. If we are unable to leverage these relationships to increase product sales, we will have expended significant resources without generating corresponding revenue, which could adversely affect our business and our operating results. We expect to leverage the inclusion of our products in the OEMs' products to generate sales of additional products to the OEMs' customers. These relationships require our personnel to develop expertise with respect to the OEMs' products and markets and to cooperate closely with their personnel. We cannot assure you that we will be able to attract and retain qualified employees to work with our OEM customers or to develop and improve the products designed for these customers.

Our Product Lines are Not Broadly Diversified.

    We derive and expect to derive a substantial majority of our revenue from a limited number of software products. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that would could rely on to make up any shortfall in sales. As a result, our revenue could decrease and our business and operating results would be adversely affected.

Our Software May Have a Short Life Cycle.

    Software products typically have a limited life cycle and it is difficult to estimate when they will become obsolete. We must therefore continually develop and introduce innovative new products and/or upgraded versions of our existing products before the current software has completed its life cycle. If we are unable to keep pace with the need to supply new products, we may not be able to grow and sustain the level of sales required for success.

Our Success Depends On Our Ability to Develop New and Enhanced Products That Achieve Widespread Market Acceptance.

    Our future success depends on our ability to address the rapidly changing needs of our customers by developing and introducing new products, product updates and services on a timely basis, by extending the operation of our products on new platforms, and by keeping pace with technological developments and emerging industry standards. In order to grow our business, we are committing substantial resources to developing software products and services for the SAN market and the NAS market. Each of these markets is new and unproven, and industry standards for these markets are evolving and changing. If these markets do not develop as anticipated, or demand for our products in these markets does not materialize or occurs more slowly that we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

Our Products May Contain Significant Defects Which May Result in Liability and/or Decreased Sales.

    Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products, or which could adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

We May Be Unable to Hire and Retain Qualified Employees.

    Our future growth and success depends on our ability to hire and retain qualified employees as needed, and to manage our employee base effectively. If we are unable to hire and retain qualified employees, our business and operating results may be adversely affected. Conversely, if we fail to reduce staffing levels when necessary, our costs would be excessive and our business and operating results would be adversely affected. We need to hire and retain sales, technical, and senior management personnel to support the planned expansion of our business and to meet the anticipated increased customer demand for our products and services. Competition for people with the skills we require is intense, particularly in the San Diego area where our headquarters are located, and the high costs of living in this area make our recruiting and compensation costs higher. As a result, we expect to continue to experience increases in compensation costs. We cannot assure that we will be successful in hiring or retaining new personnel.

The Loss of Key Personnel Could Adversely Affect Our Business.

    Our future anticipated growth and success depends on the continued service of our key sales, technical, and senior management personnel. Many of our senior personnel have been with the Company or its predecessors for a number of years, and we cannot assure that we will be able to retain them. The loss of senior personnel can result in significant disruption to our ongoing operations, and new senior personnel must spend a significant amount of time learning our business and our systems in addition to performing their regular duties. Even though we have entered into employment agreements with some key management personnel, these agreements cannot prevent their departure. We do not have key person life insurance covering any of our personnel, nor do we currently intend to obtain this insurance.

Our Foreign Operations and Sales Create Special Problems That Could Adversely Affect Our Operating Results.

    An investment in our securities involves greater risk than an investment in many businesses because we have significant operations outside of the United States, including engineering, sales, and client services, and we plan to expand these international operations. As of March 31, 2001, we had 32 employees in Europe and 14 employees in Japan. Our foreign operations are subject to risks, including:

  •
  potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

  •
  imposition of foreign laws and other governmental controls, including trade restrictions;

  •
  fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers' ability to obtain financing for software products or which could make our products more expensive in those countries;

  •
  longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

  •
  difficulties in staffing and managing our foreign operations;

  •
  difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

  •
  seasonal reductions in business activity in the summer months in Europe and other countries; and

  •
  costs and delays associated with developing software in multiple languages.

    In addition, our foreign sales are substantially denominated in their respective local currency, creating risk of foreign currency translation gains and losses that could adversely affect our business and operating results.

Our Past Results are Not Indicative of Our Future Prospects.

    Operating results of Net Resources, our corporate predecessor, prior to the NetVault Acquisition are not representative of our current business of selling data storage management software. We therefore should be analyzed as a new business with a limited operating history in the software industry.

The Costs of Integrating Recently Acquired Companies May Continue.

    There have been significant costs of integration associated with our acquisitions of NVS, NetVault Holdings, NetVault Limited, NetVault KK, and Tracer. As each of these corporations carry on operations in different jurisdictions, we have had to update their accounting systems to accommodate them. We believe that the majority of integration costs for these entities have been incurred.

Power Outages or Natural Disasters Could Disrupt Our Business.

    We must protect our business and our network infrastructure against damage from earthquake, flood, hurricane and similar events, as well as from power outages. A substantial portion of our operations are subject to these risks, particularly our operations located in California. While the impact to our business and operating results has not yet been material, we cannot assure that power losses will not adversely affect our business in the future, or that the cost of acquiring sufficient power to run our business will not increase significantly.

Item 4. Information on the Company

A. History and development of the company.

    The name of the Company is BakBone Software Incorporated. Our Common Shares trade on the Toronto Stock Exchange under the symbol, "BKB."

    BakBone was incorporated in British Columbia, Canada in December 1986 as CANU Resources Limited under The Company Act through the amalgamation of Canu Resources Limited and Ican Resources Ltd., carrying on business under the name Ican Minerals Ltd. In November 1992, Ican Minerals Ltd. continued from the Province of British Columbia to the Province of Alberta. Effective December 1998, Ican Minerals Ltd. changed its name to Net Resources Inc. and consolidated its issued and outstanding common stock on the basis of one new Common Share for each six Common Shares formerly issued and outstanding. All references in this document to our Common Shares refer to such shares after giving effect to the consolidation, unless specifically noted otherwise. By Articles of Amendment filed in March 2000, Net Resources Inc. changed its name to BakBone Software Incorporated.

    Our corporate headquarters are located at 10145 Pacific Heights Boulevard, Suite 900, San Diego, CA, 92121. Our registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

    Prior to the NetVault Acquisition (discussed in detail below), Net Resources Inc.'s business focus had been to pursue mineral exploration and development on property located in Washington County, Idaho. This gold exploration project had been developed and a feasibility study had been completed, but due to poor gold prices and limited access to capital, Net Resources Inc. discontinued further development and wrote off this investment during the year ended April 30, 2000.

    In 1999, Patrick Barcus (Barcus) and Anthony Cerqueira (Cerqueira), the principals of NVS and NetVault KK, agreed to acquire NetVault Holdings (formerly named Willow), which owned the NetVault software. Barcus and Cerqueira then approached BakBone to provide a public vehicle both to finance the proposed acquisition and to acquire all the issued and outstanding shares of NVS. In the transaction, BakBone agreed to issue up to 16,000,000 Common Shares in exchange for NVS's rights to proceed with the acquisition of NetVault Holdings, NetVault Ltd., and NetVault Ltd.'s 25% interest in NetVault KK.

    In March 2000, we completed the acquisition of NVS and issued 13,525,000 Common Shares which in turn provided the right to acquire NetVault Holdings, NetVault Ltd., and NetVault Ltd.'s 25% interest in NetVault KK. In addition, BakBone, through NVS, purchased NetVault Holdings, NetVault Ltd., and NetVault Ltd.'s 25% interest in NetVault KK for $4.5 million in cash. In conjunction with the acquisition of NetVault Ltd., we issued an additional 2,100,000 Common Shares to an employee benefit trust set up to retain certain key NetVault Ltd. personnel. In addition, we issued 375,000 Common Shares to Barcus and Cerqueira to acquire an additional 22% interest in NetVault KK, bringing our combined ownership in NetVault KK to 47%.

    In June 2000, we acquired all of the issued and outstanding capital stock of Tracer, a privately held corporation based in Gaithersburg, Maryland, which owned 50% of the capital stock of Tracer KK. The acquisition of Tracer provided development and sales capabilities in markets focusing on device drivers, file systems and jukebox management software for optical and tape libraries and drives. The acquisition of Tracer provided an accelerated research and development synergy to the Company and has assisted in leveraging certain file system technologies with the NetVault storage management products. In addition, Tracer provided distribution channel partners and over 6,000 end user customers, a large number of which may provide an opportunity to include NetVault in their storage management solution set.

    To the knowledge of management, there has been no indication of any significant formal public takeover offers by third parties in respect of our shares or by us in respect of other companies' shares which have occurred during the last and current financial year.

B. Business overview.

    BakBone is an emerging producer of data storage management software that is striving to become the leader in the field. We have two primary products: NetVault and MagnaVault, which are described in detail below. Our strategy is to become a leading provider of storage management software by leveraging our adaptive software architecture to deliver to the marketplace multiple point products and solutions. Our solutions are intended to deliver greater productivity and benefits to our customers, while embracing leading edge protocols, interfaces and network storage technologies.

NetVault

    NetVault is a storage management application software package for the backup and restoration of data on networked computer systems, ranging from workgroup to enterprise systems. NetVault addresses the growing data storage needs of systems administrators across a wide range of storage topologies, including DAS, SAN, NAS and IPS. NetVault's architecture meets the challenges of storage management for a wide variety of applications, including the most popular databases used by firms worldwide.

    Our NetVault software product, including its wide range of APMs, helps organizations rapidly and reliably access, manage, store and restore important information found on their networked computer systems. These products enable protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage and back up data distributed on large networks of systems without interrupting users. Our highly scalable products can be used independently, and certain products can be combined to provide interoperable client/server storage management solutions. All of our products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost-effectively by increasing system administrator productivity and system availability.

    We acquired NetVault as a part of the NetVault Acquisition and we are the sole owner of the related intellectual property rights for NetVault.

MagnaVault

    MagnaVault is our comprehensive secondary storage (or "near-line") management software for UNIX and Linux host operating environments. The MagnaVault family of system software products provides virtual file system support for a wide variety of CD/CD-R, DVD, Magneto-Optical (MO) and tape storage technologies. MagnaVault is designed to maximize the performance and utility of all types of secondary storage media, and provides transparent file system access to both NFS (Unix) and CIFS (Windows) clients. MagnaVault includes web-based administration along with a complete set of powerful command line interface tools to simplify custom integration into a wide variety of applications. MagnaVault also includes an Application Programmers Interface that includes SCSI device drivers, robotic management and file systems. These file systems can be created in a variety of formats, such as ISO9660, UDF, UFS and BakBone's proprietary XFS, designed to maximize performance, provide media spanning and media and data interchange to any supported host operating system.

    MagnaVault file systems, device drivers and optical jukebox management software modules offer a wide range of media and device support for most of today's major manufacturers. Ongoing relationships and procedures are in place, designed to provide a continuous stream of technology upgrades for future MagnaVault product features. We participate in numerous industry forums and interest groups with the intention of ensuring that MagnaVault will continue to maintain relevance and utility into the future.

    We acquired MagnaVault as a part of the Tracer Acquisition and we are the sole owner of the related intellectual property rights for MagnaVault.

Product distribution

    We presently market our products and associated services to OEMs and to end-user customers through indirect sales channels such as resellers, solution providers, hardware distributors, application software vendors and systems integrators.

    BakBone KK and Tracer KK, both located in Tokyo, Japan, distribute the NetVault and MagnaVault software in the Pacific Rim via distribution channels in Japan and other countries throughout Asia.

    BakBone Ltd., located in the United Kingdom, distributes the NetVault and MagnaVault software in Europe, Africa and the Middle East.

    BakBone Inc., located in the United States, distributes the NetVault and MagnaVault software throughout the United States, Canada and South America.

Financial Information By Segment

    Management has determined that the Company operates in two segments, which are the NetVault product line and the MagnaVault product line. Operating revenues are generated from the licensing of software and sales of support services. The following table represents a summary of revenues by product line for the periods presented (in thousands):

	Eleven months ended March 31, 2001	Year ended April 30, 2000
Revenues
Licensing:
NetVault	$3,602	$350
MagnaVault	2,726	—

Total	6,328	350

Services:
NetVault	800	122
MagnaVault	391	—

Total	1,191	122

Other	10	11

Total revenues	$7,529	$483

    The following table represents a summary of revenues by major geographic region (in thousands):

	Eleven months ended March 31, 2001	Year ended April 30, 2000
Revenues
Licensing:
Europe	$603	$46
Asia	3,801	304
North America	1,924	—

Total	6,328	350

Services:
Europe	417	90
Asia	301	32
North America	473	—

Total	1,191	122

Other—Asia	10	11

Total revenues	$7,529	$483

Seasonality; Dependence on Raw Materials

    Our software business is not seasonal in any material sense. Our products consist primarily of intellectual property and do not depend in the traditional sense on raw materials. Fluctuation of price and supply of materials does not have a material effect on our business performance.

Marketing Channels

    We use a combination of indirect one-tier channel partners and OEMs in our channel sales strategy. We recruit VADs, VARs and Solution Providers (SPs) by leveraging strategic alliances and OEM partners' established channels in the storage management industry. These recruitment efforts accelerate our channel strategy.

    VARs and SPs are provided varying levels of benefits in our loyalty program where, based on their contribution to our revenue, they can earn a predetermined percentage of revenue as cooperative marketing funds.

    Our channel marketing programs provide sales support, training, lead distribution and incentives for our partners' sales efforts, including co-operative marketing funds and market development funds (MDF). Installed base marketing is utilized for up-sell and cross-sell opportunities.

    The NetVault software products are sold through IT and data storage sales channels in Japan, Korea and Australia pursuant to distribution and licensing agreements. The most important of these agreements are described below.

NCR Teradata Warehouse Development License and Software Dealer Agreement

    In May 1999, NetVault Limited entered into a development license agreement with NCR's Teradata Division, to develop a software application that would allow NetVault software to provide backup and restore functionality for NCR's Teradata Warehouse products. In connection with the NCR Development License Agreement, NCR and NetVault Limited also entered into an accompanying software reseller agreement in May 1999, to which NetVault Limited supplies the NetVault software to NCR to enable NCR to market and distribute the software to end users, as well as to enable NCR to provide certain software support to such end users. The term of the agreement is three years, with automatic renewal for additional one year periods. As a result, NetVault is available on a world-wide NCR price list for the Teradata Warehouse offering for NCR's UNIX (MP-RAS) and Windows NT/2000 platforms.

OEM Agreement with Seagate Removable Storage Solutions (Seagate RSS)

    In May 2001, we entered into an OEM agreement with Seagate RSS that allows Seagate to bundle a basic version of our NetVault product with their TapeStor branded LTO single drive (Viper 200) and 11-slot autoloader (Viper 2000) products sold through commercial distribution channels. Seagate sells their equipment through distributors and resellers. The Seagate bundling programs create significant opportunities for sales upgrades and as well as sales leads for our channel sales organization and our reseller partners, as the OEM agreement requires that all NetVault upgrades (including service contracts, specific database/application support, and expansion backup server and client licenses) be purchased through our normal sales channels.

Bundled SAN Backup Solution with Qualstar, Vixel and Emulex

    To help manage the continually expanding requirement for fast and reliable access to exponentially growing amounts of data, the IT industry has embraced the concept of Storage Area Networks (SANs) as the preferred method for connecting large pools of data storage, and for providing a high-speed means of managing the data backup process. However, the costs and complexity of designing and implementing a SAN has typically limited its use to large enterprises.

    Taking advantage of NetVault's simplicity of use and installation, high performance, and an architecture optimized for use in the SAN environment, we have partnered with three storage industry leaders to provide a pre-configured, turnkey SAN solution that is targeted at the departmental and workgroup class IT environment. Our three partners—Emulex (NASDAQ: EMLX), Vixel (NASDAQ: VIXL), and Qualstar (NASDAQ: QBAK)—are all recognized technology and market leaders in their respective product categories. Our objective for this program is to deliver a multivendor-certified storage area network (SAN) hardware/software solution bundle that allows companies to quickly implement and benefit from the mission-critical reliability of networked storage.

    The turnkey, Solaris-based system sold through Qualstar's worldwide network of resellers provides mid-sized customers with proven ease of integration and optimum performance, and offers users a solution that can grow as their data storage needs increase. The agreement with Qualstar was signed in May 2001, with shipments scheduled to begin in June 2001. All upgrades and sales leads generated by these agreements will be sold through our VAR channel.

NEC Soft, Ltd. Distribution Agreement

    In March 2000, NetVault KK entered into a software license distribution agreement with NEC Soft Ltd. of Japan, a subsidiary of NEC Corporation of Japan. The NEC Distribution Agreement provides for NEC Soft to distribute NetVault 6.03 with NEC Intel Server systems, shipping with Red Hat Linux 6.2. NetVault is to provide support for the product to NEC Soft engineers through NEC Soft channels of distribution.

License Agreements with Related Entities

    We have entered into licensing agreements with our related entities which enable these related entities to sell and distribute our software to customers and end users worldwide. Specifically, Tracer has entered into license agreements with BakBone KK wherein it licenses the MagnaVault, HyperROM and Magna products in exchange for a royalty fee payable to Tracer as set forth in the agreement. Under these agreements, BakBone KK as licensee is given broad license rights including, but not limited to, marketing, distribution, resale, and modification of the product as necessary for sale in the Asian regions. Similarly, BakBone Ltd. has entered into licensing agreements with BakBone Inc. and BakBone KK wherein BakBone Inc. and BakBone KK license the NetVault product in exchange for a royalty fee payable to BakBone Ltd. as set forth in each respective agreement. Both licensees are given broad license rights including, but not limited to, marketing, distribution, resale, and modification of the product as necessary for sale in the respective regions.

Protection of Proprietary Information

    We rely on a combination of contract, copyright, trademark and trade secret laws, confidentiality procedures and other measures to protect our proprietary information. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners. In addition, we enter into license agreements with respect to our software, documentation and other proprietary information. These licenses are nontransferable and have limited terms.

    We have several registered and/or common law trademarks in the United States and other countries, among them NetVault, BakBone, the BakBone logo, MagnaVault, CentraVault, MagnaWriter, DirectSAN, Dynamic Shared Devices/DSD, Magna, TurboVault, Power Press, Application Plug-In Module/APM and Smart Client.

Competitive Advantages

    We are an emerging participant in a market dominated by larger, better-funded, well-established companies. See "Risk Factors" in Item 3.D. However, in management's view, there are several key advantages to our products that will help us to compete with these other market participants. These advantages include:

  •
  Native Networked Storage Capacity. NetVault is designed to work with the wide range of current and emerging forms of networked storage.

  •
  Application Integration Capability. NetVault's modular architecture provides the capability to integrate an unlimited number of applications without affecting the NetVault core code. We currently market more than 20 APMs, covering every major enterprise database sold in the marketplace today, including Microsoft SQL Server, Oracle 8i, and SAP R/3.

  •
  Performance Framework. NetVault maximizes use of shared memory, block size adjustment, data compression and other "speed tuning" features for maximum throughput of data on fast tape drives.

  •
  Non-Proprietary Tape Formats. Allows for easy disaster recovery of data in the event of catastrophic failure, even in the absence of the NetVault software application and the NetVault software catalog.

  •
  Easier to Install, Use, and Maintain. Reduces the need for professional services, a key requirement for market leading competitors who rely on large service organizations in order to deploy their products.

  •
  Multiple Server and Client Support. Offers support for all major UNIX platforms, Linux, and Microsoft Windows NT/2000, over 32 operating systems in all.

  •
  File System Expertise. The MagnaVault file systems offers us an additional market entry point with inherent support for nearline storage products not offered by many of our competitors. MagnaVault today provides virtual file system capabilities for CD, DVD and Magneto-Optical storage technologies for both UNIX and Windows clients, all through a simple web-based interface.

  •
  Future File System Integration. We are re-engineering the MagnaVault file system in order to integrate it onto the NetVault core engine. This is expected to offer users the only solution that we are aware of in the marketplace that combines backup and nearline applications at a granular level.

Governmental Regulations

    We are a multi-national corporation and we ship our software products all over the world. As such we must abide by the export regulations as promulgated by the Bureau of Export Administration and U.S. Department of Commerce. In the event such regulations would restrict our ability to ship our products into countries where we have a high volume of customers, the business could be affected.

    To management's knowledge, there are no known government regulations regarding storage management that would adversely affect our business. Certain government required standards are normally a part of industry knowledge, and as such, would be understood and acted upon by us in the normal course of doing business. Certain government regulations have come up recently that have a positive impact upon us. The most significant legislation that encompasses digital storage management on a global basis is the National Archives Records Archive Initiative as outlined in the Department of Defense's 5015.2 rule. Active program participants include Hitachi, IBM, Intel and Microsoft, and encompass many US-based initiatives that include the Stanford Digital Library Technologies project, National Science Foundation (NSF) Digital Library Initiative, DARPA, National Library of Medicine, Library of Congress (LOC) Digital Library, NASA and the FBI. Other significant digital storage management legislation that has a positive impact on the Company is recent SEC mandates towards audited integrity for emails by storing them on optical (non-volatile, non-rewritable) media, covered under the US Presidential initiative (PERPOS), an additional component of the Department of Defense's 1505.2 rulemaking. All facets of international, national, state and local governments all have legislation governing digital storage management guidelines that have a significant positive impact on the overall storage management initiatives within the Company.

C. Organizational structure.

    BakBone carries on its operations in the United Kingdom, Japan, Canada, and the United States through its subsidiaries. BakBone owns all of the capital stock of BakBone Software Inc. (U.S.), NVS Holdings Inc. (Alberta, Canada), and BakBone Acquisition Corp. (U.S.), which in turn owns 50% of the capital stock of Tracer Technologies Japan KK. NVS Holdings owns all of the capital stock of NetVault Holdings Limited (U.K.), which in turn owns all of the capital stock of BakBone Software Limited (U.K.). The capital stock of BakBone Software KK (Japan) is owned 25% by NetVault Limited and 22% by BakBone.

BakBone Software Incorporated (Alberta)
100%
100%
22%
BakBone Software, Inc. (U.S.)
NVS Holdings Inc. (Alberta)
100%
100%
BakBone Acquisition Corp. (U.S.) (aka Tracer Technologies)
NetVault Holdings Limited (United Kingdom)
50%
100%
Tracer Technologies Japan, K.K. (Japan)
BakBone Software Limited (United Kingdom)
25%
BakBone Software K.K. (Japan)

D. Property, plants and equipment.

    All assets are held in the name of BakBone or our affiliated subsidiaries. The following table details the Company's fixed assets as of March 31, 2001 (in thousands):

	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$4,929	$712	$4,217
Furniture and fixtures	738	73	665
Leasehold improvements	1,078	69	1,009

	$6,745	$854	$5,891

    We will require additional computer systems for further development of ongoing products, as well as for product testing and time to market configuration testing. Management estimates that the cost of the total equipment infrastructure, including development and testing costs, will approximate $250,000 during the current fiscal year ending March 31, 2002.

    The following tables details the Company's facility leases for office locations throughout the world:

LOCATION	SQ. FT.	LEASE COMMENCEMENT DATE	LEASE EXPIRATION DATE	USE OF PROPERTY
Corporate Office 10145 Pacific Heights Blvd. Suite 900 San Diego, CA 92121	12,500	August 14, 2000	June 30, 2006	Administration Development Sales Marketing
Corporate Office 10147 Pacific Heights Blvd. Suite 300 San Diego, CA 92121	12,500	October 1, 2001	October 1, 2006	Administration
Corporate Apartment 10986 W Ocean Air Drive Apt. 377 San Diego, CA 92130	1,250	May 3, 2000	May 31, 2001 Month to Month	Out of town Employee Visits to Corp.
Lanham, MD Office 4200 Parliament Place Suite 100 Lanham, MD 20706-1878	8,494	April 1, 2000	December 31, 2001	Development Sales
Campbell, CA Sales Office 900 East Hamilton Suite 225 Campbell, CA 95008	250	October 1, 2000	September 30, 2001	Sales
Campbell, CA Sales Office 900 East Hamilton Suite 241 Campbell, CA 95008	250	October 1, 2000	September 30, 2001	Sales
Temecula, CA Sales Office 41690 Enterprise Circle North Suite 200N Temecula, CA	184	May 1, 2001	October 31, 2001	Sales
Munich Germany Sales Office Regus Centre Arnulfstrasse 27 Munich, Germany 80335	300	September 1, 2000	December 31, 2000 Month to Month	Sales
Calgary, Alberta Office Calgary Place 355-4th Ave SW 20th Floor, Tower 3 Calgary, Alberta, Canada	3,100	March 1, 2000	October 31, 2001	Administration

United Kingdom Office Merck House 2nd Floor Seldown Road Poole, Dorset	7,853	July 1, 2000	June 30, 2005	Development Administration Sales Marketing
Japan Office Shinjuku Daiichi-seimei bldg. 11F No.7-1, Nishi-Shinjuku, Shinjuku-ku Tokyo, Japan 163-0071	5,988	September 1, 2000	August 31, 2002	Administration Development Sales Marketing

    We are not aware of any environmental issues that will effect our utilization of assets.

    We currently have no plans to construct, expand or improve facilities in the near future as we maintain sufficient additional capacity within our existing facilities to accommodate growth in employee headcount. Our processes for production of software units shipped to customers entails the assembly of the software CD, manual and any additional collateral material in product specific packaging and, as such, occupies minimal space.

Item 5. Operating and Financial Review and Prospects

    The following section contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in the forepart of this registration statement.

    Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles generally accepted in the United States, except as discussed in detail in Note 15 to the consolidated financial statements. The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes.

OVERVIEW

    BakBone is an international storage management software company that develops and globally distributes storage management solutions. Our corporate headquarters are located in San Diego, California. This facility houses executive management as well as sales, marketing, engineering, customer support and administrative departments. We maintain offices in Tokyo, Japan and Poole, Dorset, United Kingdom, that concentrate on sales, marketing and administrative functions for the Asian and European regions, respectively. Our office in Calgary, Alberta, Canada, focuses on investor relations and compliance with Canadian regulatory issues. In addition, our United Kingdom and Lanham, Maryland offices include engineering personnel responsible for the core development effort of our NetVault and MagnaVault software products, respectively.

    We have incurred net operating losses since inception of our operations in March 2000. Our operating losses were $32.7 million and $1.3 million for the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. Losses are expected to continue through the year ended March 31, 2002 as we expand our sales efforts, particularly in North America, and develop and enhance our current software product offerings. We have incurred an accumulated deficit of $34.0 million through March 31, 2001.

    The Company develops and sells two main products, NetVault and MagnaVault. The following is a brief description of each product:

NetVault

    NetVault is storage management application software for the backup and restoration of data that addresses the growing data storage needs of systems administrators across a wide range of storage topologies, including: DAS, NAS, SAN and IP's. NetVault's architecture meets the challenges of storage management for a wide variety of applications, including all of the most popular databases used by firms worldwide. NetVault is currently sold through our offices in the United States, Japan and the United Kingdom.

    In conjunction with the March 2000 acquisition of NetVault Holdings, we acquired and are the sole owner of the intellectual property rights for the NetVault software.

MagnaVault

    MagnaVault is a comprehensive secondary storage (or near-line) management software for UNIX and Linux host operating environments. The MagnaVault family of system software products provides virtual file system support for a wide variety of CD, DVD, optical and tape storage technologies. MagnaVault is designed to maximize the performance and utility of all types of secondary storage media and provides transparent file system access to both UNIX and Windows NT/2000 clients. MagnaVault is currently sold through our offices in the United States and Japan with the United Kingdom beginning its sales of the product during fiscal year 2002.

    In conjunction with the June 2000 acquisition of Tracer, we acquired and are the sole owner of the intellectual property rights for the MagnaVault software.

A. Operating Results

    In March 2000, we acquired all of the issued and outstanding common shares of NVS. This acquisition resulted in a reverse takeover of the Company by NVS as, immediately following the acquisition, NVS shareholders held greater than 50% of the issued and outstanding common shares of the Company. In addition, at the time of the acquisition, the Company was a non-operating company that had ceased its prior business activities, principally exploration activities, in 1999 and had written off all related mining assets. The combination of the majority ownership of the Company by NVS and the non-operating status of the Company on the acquisition date met the criteria for the application of takeover accounting between a shell company and an operating company.

    Application of reverse takeover accounting resulted in the elimination of the accumulated deficit and share capital of the Company as of the acquisition date, the continuation of the financial statements of the accounting acquirer, NVS, and the continuation of the legal name of the legal acquirer, BakBone. Consequently, although the consolidated statement of operations and accumulated deficit are presented as the year ended April 30, 2000, they include only the two months ended April 30, 2000, as NVS had no operations prior to the NetVault acquisition in March 2000 and BakBone's operations are included only from the date of acquisition through April 30, 2000. Concurrently with BakBone's acquisition of NVS, NVS acquired NetVault Holdings, a non-operating shell company, NetVault Ltd., and NetVault Ltd.'s 25% interest in NetVault KK. Refer to Note 1 to the consolidated financial statements in Item 17 for more information.

    In August 2000, our Board of Directors approved a change in our fiscal year end from April 30 to March 31, effective for the fiscal year beginning May 1, 2000. This resulted in the inclusion of eleven months of operating results in fiscal 2001 compared to a standard twelve month period.

    As the application of reverse takeover accounting resulted in reporting two months of operations for the year ended April 30, 2000, and the change in our fiscal year end resulted in reporting eleven months of operations for the year ended March 31, 2001, we believe the two periods are not comparable. As such, the following management discussion and related analysis focuses on the year ended March 31, 2001 results, as we consider this information the most relevant to summarize our operations to date.

Revenues

    Revenues for the eleven months ended March 31, 2001 were $7.5 million, consisting of $6.3 million in licensing revenue and $1.2 million in services revenue and nominal other revenues. During this period, NetVault and MagnaVault sales provided 59% and 41% of total revenues, respectively.

Licensing

    Our products are sold exclusively through our channel partners, VARs, VADs and OEMs, in three geographic segments: Asia, North America and Europe, which contributed $3.8 million, $1.9 million, and $600,000 in licensing revenue during the eleven months ended March 31, 2001, respectively.

    During the eleven months ended March 31, 2001, our Asian operations provided 60% of total licensing revenues. These revenues are generated through sales by BakBone KK and Tracer KK, which were acquired in March 2000 and June 2000, respectively. Sales efforts are directed from one office in Tokyo, Japan, and cover all of Asia, Australia and New Zealand.

    During the eleven months ended March 31, 2001, our North American operations provided 30% of total licensing revenues, which consisted of both NetVault and MagnaVault sales. NetVault licensing revenues resulted from the introduction of the NetVault software in North America in August 2000, the growth in our sales force and the increased acceptance of NetVault within the industry. We began establishing our partner channels for NetVault in North America in July 2000 and as of March 31, 2001, we had executed partner agreements with over 50 VAR / VAD partners and one OEM partner, Seagate. Licensing revenues for MagnaVault resulted from our acquisition of Tracer in June 2000 which provided us a core set of over 15 new partners and greater than 6,000 end users. Our sales efforts have focused on the existing MagnaVault customer base as a source of NetVault sales leads.

    During the eleven months ended March 31, 2001, our European operations provided 10% of total licensing revenues. These revenues resulted almost entirely from sales of NetVault and were generated from our sales office in Poole, Dorset, United Kingdom, which we acquired as part of the March 2000 NetVault Acquisition. Licensing revenues for this office have grown mostly through expansion into new areas of Europe, the Middle East and Africa. In addition, sales related to our NCR Teradata agreement, dated May 1999, commenced in January 2000 after development of the NetVault plug-in application was completed.

    During fiscal 2002, we plan to launch a dedicated sales effort for MagnaVault in the European, Middle Eastern and African markets through our United Kingdom office. During the eleven months ended March 31, 2001, we had nominal sales of MagnaVault in these regions as we had not yet dedicated our sales efforts; however, we believe near-line demand in these regions is strong and that we offer a competitive product to those already in the market.

Services

    Services revenue is made up almost entirely of maintenance revenues resulting from the sale of customer support contracts for both NetVault and MagnaVault. These contract fees generally approximate 20% of the licensing fee. The associated revenues from customer support contracts are deferred and amortized on a straight-line basis over the life of the contract, generally one year.

    During the eleven months ended March 31, 2001, service revenues generated in the North America, European and Asian regions were 40%, 35% and 25% of total service revenue, respectively. NetVault is supported from our offices in the North America, Europe and Asia and MagnaVault is supported from our offices in North America and Asia. As our European operation begins to sell MagnaVault, it will also commence support for existing and all new MagnaVault customers in the region.

Cost of Revenues

    Cost of revenues totaled $1.2 million for the eleven months ended March 31, 2001, and consisted primarily of the direct cost of providing customer support. Our costs to provide this support consist primarily of salary and benefits for staff working in our client service departments as well as associated costs of computer equipment, telephone and other general costs necessary to maintain an adequate level of customer support and service our end users.

    Also included in cost of revenues are the direct costs of raw materials and packaging for the products shipped to end users. These costs, however, are nominal as the products shipped to customers consist of a CD, manual, printed box and other media. Product costs for these items individually and in aggregate are minimal and we have little risk of inventory obsolescence due to the small quantities of these items needed to fill our customers orders and the short lead time to acquire additional materials. Raw material purchases are held in inventory until the sale of the related software product at which time the cost per unit sold is released to cost of revenues.

Sales and Marketing Expenses

    Sales and marketing expenses for the eleven months ended March 31, 2001 totaled $17.3 million and consisted mainly of costs necessary to support our 51 worldwide sales personnel including salary and benefits, commissions and travel. In order to build the North American sales region, we hired a substantial number of new sales professionals during the eleven months ended March 31, 2001. Headcounts for the Sales departments in the United Kingdom and Japan increased, although to a lesser extent, during the same period.

    We are currently focusing our sales and marketing efforts on what we believe is the largest potential market, North America, where NetVault is a new choice for end users. We believe there exists a greater potential market share as well as greater IT dollars budgeted for data management software.

    Our efforts to introduce NetVault and promote MagnaVault in North American led to substantial spending in advertising and public relations. In addition, we are attending tradeshows throughout North America, Asia and Europe to promote our products and demonstrate, on a face-to-face basis with potential customers, their ease of use and speed of backup/restore of data on the many network types our products support.

Research and Development Expenses

    Research and development expenses for the eleven months ended March 31, 2001 totaled $4.4 million and consisted primarily of salary and related costs for our 70 engineers worldwide. The majority of our engineering efforts are carried out in the United States and United Kingdom; these locations are responsible for the ongoing development and testing of our products. Engineering efforts in Japan are minimal and relate to creating functionality and interface capabilities for users in the Asian region.

    These costs include the set-up and operation of our Interoperability Lab in San Diego, California, developed to test and qualify our software products on various vendor hardware solutions. In addition, we are focusing our development expenditures on upgrading MagnaVault as well as creating a product that will integrate NetVault and MagnaVault into one solution.

General and Administrative Expenses

    General and administrative expenses for the eleven months ended March 31, 2001 totaled $13.4 million. This amount consists primarily of salary and related costs for our 41 executive and administrative employees throughout our worldwide offices. Our offices also incur facility rents, build-out and depreciation, maintenance and other related costs to support our corporate headquarters and three subsidiary offices as well as our satellite sales offices in the United States and Germany.

    During the eleven months ended March 31, 2001, we incurred substantial legal fees related to the identification and protection of our intellectual property, assimilation of acquired entities, public reporting of our financial results and operational information, and general corporate matters. Professional fees from accounting and consulting firms were incurred in the areas of annual audit, quarterly public filings, taxes, implementation of our enterprise reporting package and other general areas.

Amortization of Intangibles

    Amortization of intangibles during the eleven months ended March 31, 2001 totaled $4.8 million. The Company recorded intangibles of $4.3 million and $12.5 million relating to the acquisition of NetVault Holdings in March 2000 and Tracer in June 2000, respectively. We determined the life of intangibles from both of our acquisitions to be three years due to the fact that the excess paid for the associated entities over the fair market value of the assets acquired related entirely to the acquired software's intellectual property. Intangibles are amortized on a straight-line basis, resulting in a monthly charge to the consolidated statement of operations of $470,000 through March 2003 and $350,000 from April 2003 through June 2003, which will provide for full amortization of the intangibles resulting from the NetVault Holdings and Tracer acquisitions.

B. Liquidity and Capital Resources

    We have financed our operations primarily through private placements of special warrants in the Provinces of British Columbia, Alberta and Ontario, Canada. During the year ended April 30, 2000, the Company raised gross proceeds of $38,700,000 through the private placement of 6,000,000 Series A Special Warrants and 3,000,000 Series B Special Warrants at prices of $1.50 and $9.90, respectively. Net proceeds to the Company after financing costs were $35,413,000. Each Special Warrant was converted to one common share and 0.5 share purchase warrant, for no additional consideration, upon receipt of the approved prospectus in Canada. Each full share purchase warrant entitles the holder to purchase one common share at a specified exercise price. As of March 31, 2001, 1,841,995 share purchase warrants, having a weighted average exercise price of $14.49, related to this offering were outstanding.

    In May 2001, the Company completed a private placement of 3,000,000 special warrants at a price of $5.00 per special warrant for gross proceeds of $15 million. Each special warrant is exercisable, for no additional consideration, into one common share and one half share purchase warrant upon receipt of the final prospectus in Canada. Each full share purchase warrant will entitle the holder to purchase one common share at $7.50 and expires no later than November 2001.

    Net cash used in operating activities during the eleven months ended March 31, 2001 was $26.9 million which resulted from a net loss of $32.7 million partially offset by non-cash depreciation and amortization of $5.9 million. Other operating activities that contributed to the use of cash included increases in accounts receivable of $663,000 and other assets of $943,000. Operating activities providing a source of cash consisted of increases in accounts payable of $402,000, accrued liabilities of $723,000 and deferred revenue of $461,000.

    Cash used in investing activities during the eleven months ended March 31, 2001 was $7.1 million which consisted primarily of $2.4 million for the acquisition of Tracer in June 2000 (net of cash acquired of $1.1 million). Capital expenditures of $4.8 million included the purchase of an enterprise resource planning system, a customer relationship management system, a global telecommunications system, equipment and devices for interoperability testing, and the build-out of our corporate headquarters in San Diego, California and Tokyo, Japan.

    Cash flows provided by financing activities during the eleven months ended March 31, 2001 were $9.5 million, which consisted primarily of proceeds from the exercise of warrants of $6.9 million. In addition, we entered into a line of credit with a bank that provided $3.9 million of net borrowings. We also received $864,000 from the exercise of stock options during the eleven months ended March 31, 2001.

    As of March 31, 2001, the Company had $6.0 million in cash and cash equivalents available for working capital. In addition, as mentioned above, we raised an additional $15 million in May 2001 through the private placement of special warrants. We believe that existing cash and cash equivalents will be sufficient to meet our anticipated cash needs through the current fiscal year. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or attempt to obtain a larger credit facility.

    Additional debt would result in increased expenses and could result in covenants that would restrict our operations. The sale of additional equity securities would result in immediate and potentially significant dilution to our shareholders. We have not made arrangements to obtain additional debt or equity financing and there is no assurance that additional financing, if required, will be available in amounts or on terms acceptable to us, if available at all.

Inflation and Changing Prices

    Inflation and changing prices have not had a material impact on our operations.

Foreign Currency

    Our revenues result mainly from sales made in U.S. dollars, British Pounds and Japanese Yen. We will continue to incur operating costs mainly in U.S. dollars, British Pounds, Japanese Yen and, to a lesser extent, Canadian dollars. Thus, our operations are susceptible to fluctuations in currency exchange rates.

    While we attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by maintaining cash reserves denominated in U.S. dollars, there can be no assurance that this strategy will substantially reduce the potential adverse effect of exchange rate fluctuations on our business, financial condition or results of operations.

    We do not currently engage in hedging or other activities to reduce exchange rate risk but may do so in the future, if conditions warrant.

RECONCILIATION TO U.S. GAAP

    In connection with the preparation of this registration statement on Form 20-F, we have disclosed in the accompanying notes to the consolidated financial statements a detailed overview of the differences between accounting principles generally accepted (GAAP) in Canada and that of the United States.

    The following is a brief discussion of differences between U.S. GAAP and Canadian GAAP that are illustrated in our reconciliation to U.S. GAAP in Note 15 to the consolidated financial statements,

included in Item 17 and should be read in conjunction with Note 15 to the consolidated financial statements.

Stock Based Compensation

    During the eleven months ended March 31, 2001 and for the year ended April 30, 2000, the Company recorded substantial non-cash charges associated with stock and stock options issued to employees and advisors. The structure of the related grants is subject to compensation charges under U.S. GAAP and we have recorded compensation charges from the following:

  •
  Stock options issued at less than fair market value at the date of grant resulting in intrinsic value was deferred and is being amortized to compensation expense over the vesting period of the related stock option;

  •
  Employee Benefit Trust (EBT) shares allocated to United Kingdom employees in connection with the NetVault Holdings acquisition in March 2000. The fair value of these shares as of the date of issuance to the EBT or the date of hire for each related employee, if later, has been deferred and is being amortized to compensation expense over the vesting period of the related stock grant;

  •
  Incentive shares issued to attract and retain certain North American executive and sales employees. The fair value of these shares as of each related employee's date of hire has been deferred and is being amortized to compensation expense ratably over the vesting period of the related stock;

  •
  Stock options granted to compensate our advisors for the related services they provide. We have recorded compensation expense as the advisors earned the related shares, generally over the vesting period of each individual stock option grant, and

  •
  We repriced certain stock options in October 2000 upon the approval from the TSE and our shareholders. As of March 31, 2001, we had recorded no compensation expense under U.S. GAAP as the fair value of the related stock options had not exceeded the repriced amount of $12.35 per common share. However, there is the potential that future appreciation of our common shares will result in compensation charges, the extent of which depends on market conditions and cannot be estimated.

    The Company issued stock options to the principals of Tracer in connection with the Tracer Acquisition in June 2000. The related stock options were one third vested upon grant with the remaining vesting over two years. The immediately vested stock options have been accounted for as a component of the purchase price under U.S. GAAP, resulting in additional intangibles as well as amortization expense during the eleven months ended March 31, 2001. The remaining two thirds of the stock options were issued at a price that was less than fair market value on the grant date and intrinsic value was deferred and is being amortized to compensation expense over the two year vesting period.

Consolidation of BakBone KK and Tracer KK

    Under U.S. GAAP, a company must own or demonstrate voting control of greater than 50% of an acquired entity in order to consolidate that entity. We own 47% and 50% of BakBone KK and Tracer KK, respectively; however we maintain effective control over both entities in that two of our executives combine to own and control a sufficient portion of the remaining interest in both of these entities. At present, however, there exists no voting rights assignment by these officers to the Company.

    This situation precludes consolidation under U.S. GAAP and, as such, the balance sheets, results of operations and cash flows of BakBone KK and Tracer KK have been removed from that of the Company as of and for the eleven months ended March 31, 2001 and as of and for the year ended

April 30, 2000. Under U.S. GAAP, our investments in these subsidiaries are accounted for under the equity method of accounting.

Acquisition of 22% of BakBone KK

    We acquired 22% of our interest in BakBone KK through the issuance of 375,000 common shares to two executives in March 2000. Under U.S. GAAP, the Company's purchase of 22% of BakBone KK must be accounted for by using the purchase method of accounting based on the fair value of common shares as of the date both parties agreed to the related consideration. This value resulted in an increase in the investment in BakBone KK, which is being amortized over three years as the value of the common shares issued exceeded the value of our underlying equity in net assets of BakBone KK.

Amortization of Intangibles

    U.S. GAAP does not permit the presentation of income before amortization of intangibles whereas, under Canadian GAAP, such presentation is permitted. Under U.S. GAAP, amortization of intangibles is classified in operating expenses in the consolidated statement of operations and accumulated deficit.

C. Research and Development (R&D)

    We have established development divisions in Poole, United Kingdom, Lanham, Maryland and San Diego, California. We also maintain development in Tokyo, Japan specific to adapting our software for use in the Asia-Pacific Region.

    The next planned phases of R&D center around utilizing the core engine of NetVault as a platform for multiple storage management applications.

D. Trend information.

    Trends in our financial performance are discussed above in Section A, "Operating Results." For businesses worldwide, information on customer buying patterns, supply chains, inventory, manufacturing, and every facet of a company's activities are increasingly recorded by enterprise resource planning (ERP) software, stored in databases, and viewed as a strategic asset. Many of our customers believe that a regular backup strategy, which includes copying data and keeping it safe in a location outside the network, is an essential element to protection of key data. The increasing strategic importance of data is complemented by the increasing amount of data stored.

    This has fueled growth in the amount of storage products shipped, which is increasing at roughly a 90% compounded annual growth rate. We note that some of our customers are doubling or tripling their overall storage on an annual basis. Growth drivers within the storage management industry include the increasing need to store multimedia data such as voice and video, the continued penetration of ERP applications, the emerging on-line application processing and decision support market, and the proliferation of email systems in companies of all sizes.

    Combined with the increasing amount and importance of data is the complexity of managing data in a heterogeneous, distributed computing environment. Data is stored in different operating systems, on different forms of media, and on different hardware platforms. And yet, the mandate is for the information to be readily accessible and reliable to an increasingly mobile, geographically scattered workforce.

    The type of data being stored on client/server systems is changing. Growth in the Internet and corporate intranet sectors, as well as the rise of 32-bit/64-bit architectures, give impetus to the changes in data seen in the distributed network. First, the increase in popularity in Web-based applications has resulted in an increase of multimedia data types (including large video streams) that have significant storage requirements. The ease of use and low cost of ownership of Web-based applications are catalyzing a trend toward publishing data that is content-oriented, versus application-oriented.

    Management has targeted the OEM market as a critical market for our revenue growth going forward. As of March 31, 2001, we had agreements in place with NCR and Seagate and are currently working on signing additional OEMs. Sales through the OEM channel generally have a combined impact on revenues. First, the shipment of our products to the OEM for inclusion with their software or hardware solution sold to their end users generally provides nominal per unit revenue to the Company. Where we do not hard bundle our product with the OEM's software or hardware, we include a 45 day trial version of our product with our OEM's software or hardware solution. This trial version gives potential end users exposure to a full version our products, for a limited time.

    The second area of impact from OEM sales is that of the up-sell of end user to a fully functional version of our product. An up-sell provides for a full license fee and generally includes maintenance revenues associated with a one year service contract. As we are establishing our OEM channel, the number of OEM hardware units shipped and the related up-sell rate is not currently available but these will be key measures of the success of the OEM program on an ongoing basis.

Demand Outlook for 2001

    The demand for additional computer storage capacity and the accompanying requirement for software and hardware products to manage the additional capacity is expected to continue to grow at a significant rate. International Data Corporation ("IDC") expects IT spending to increase by double digits over the next five years, as global companies invest more resources into productivity-enhancing technologies.

Market Size of Storage Management Software

    The market for storage management software exceeded $5.6 billion in 2000, and is projected to surpass $14.7 billion in 2004 by Gartner Group. This market segment includes disk backup and restoration, disk optimization and compression, disaster recovery, disk utilization reporting, tape management, and storage stimulation. Archive management and storage migration, including hierarchical storage management, are also in this segment. The storage management market can be partitioned into three segments: desktop, server, and host, representing the low-end, mid-range, and high-end niches, respectively. Within the server or network operating system niche, Windows NT/2000 is the fastest-growing segment. IDC forecasts annual growth of 40%-45% through 2003. (Source: Lehman Brothers Technology Sector, Storage Infrastructure & Software, "Storage Software: Beacon Through the Network Fog," March 1, 2001.)

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Name	Position
SENIOR MANAGEMENT
Keith Rickard	President and Chief Executive Officer
Harry Brayne	Managing Director
Anthony Cerqueira	Executive Vice President
Patrick Barcus	Vice President, Pacific Rim
Fabrice Helliker	Executive Vice President of Engineering
Andrew Unsworth	Managing Director, European operations
DIRECTORS
Archie Nesbitt	Director and Chairman of the Board
Anthony Cerqueira	Director
Harry Brayne	Director
J.G. (Jeff) Lawson	Director
Neil MacKenzie	Director
Jeffrey Taylor	Director

SENIOR MANAGEMENT

Keith Rickard, President and Chief Executive Officer

    Keith Rickard is responsible for leading BakBone's overall strategy, vision and aggressive growth. Before joining BakBone as president and CEO in June 2001, he held several leadership positions at Sterling Software where he drove growth in multiple product divisions. His most recent role was as president of Sterling Software's Storage Management Division, where he was responsible for all aspects of Sterling's storage management software product suite, including worldwide sales, marketing, engineering and business development. During his tenure, Mr. Rickard grew overall revenues and profitability significantly and successfully integrated three acquisitions. He possesses a unique combination of technical expertise and business acumen with over 20 years experience in software and 10 years in computer services industries and brings a wealth of international experience to his role. Mr. Rickard holds a Bachelor of Science in Mathematics from the University of London.

Anthony Cerqueira, Director and Executive Vice President

    Anthony Cerqueira is a co-founder of BakBone and is an Executive Vice President. He led the startup of BakBone KK in Japan in 1998, and led the business and strategic development and financing efforts for our corporate launch in March 2000. Mr. Cerqueira served as the Company's Chief Executive Officer from June 2000 through June 2001. He has extensive experience as a sales and marketing executive in the open systems and SAN market place, and has been instrumental in channel sales set-up for data storage products globally with major distribution and OEM players. Mr. Cerqueira has served as an analyst for telecommunications market openings for the U.S. government, and with IBM's World Sales Division. From 1991 to 1997, he held positions as Manager of International Sales of Andataco, now nStor (AMEX: NSO), and Artecon, now DotHill Systems (NYSE: HIL). Mr. Cerqueira holds an M.A. in International Communications and Management Information Systems from the American University, Washington, D.C.

Harry Brayne, Managing Director

    Harry Brayne was initially employed in the civil engineering industry starting as site engineer with an international civil engineering contractor, progressing within the industry to Contracts Manager overseeing civil engineering projects throughout the South of England. In 1974, he founded the Civil Engineering Company, undertaking contracts throughout Southern England and Libya. This business was sold in 1983. In 1982 he was appointed a director of Willow Ltd., a company specializing in data transfer. He has been the Chairman of NetVault Limited and Willow Starcom Ltd. since 1997. He was educated at Chivers College Portsmouth, and Peterborough and Southampton Technical Colleges.

Patrick Barcus, Vice President, Pacific Rim

    Patrick Barcus has experience in open systems storage markets in Asia and general distribution strategy, marketing and advertising for software storage management products in Japan and other Asian countries. Prior to joining BakBone, he created and implemented sales strategies for optical device manufacturers in Japan and throughout the Pacific Rim. Mr. Barcus financed and structured the operations of our two Japanese subsidiaries BakBone KK and Tracer KK. Mr. Barcus graduated from American University with a B.A. in International Studies.

Fabrice Helliker, Executive Vice President of Engineering

    Fabrice Helliker joined NetVault Limited (previously known as Willow Corporation) in 1992 to support the existing backup products and to aid in the development efforts with AT&T Bell Labs for NetVault. Mr. Helliker managed the development team through several major revisions of NetVault during the 1990s. He also led the re-architecture effort for the NetVault 6 product, designing the flexible development methods in use today for NetVault's modular structure. Mr. Helliker was appointed to the position of Vice President, Engineering of the Company effective March 30, 2000. He received a Bachelor's of Science Degree with Honors in Computer Science from Brighton University.

Andrew Unsworth, Managing Director, European Operations

    Andrew Unsworth has held the position of Managing Director of European operations of BakBone Ltd. for over twelve years. He negotiated the joint venture between AT&T and Willow (now BakBone Ltd.) which resulted in the NetVault development program. Furthermore, in 1996, he negotiated distribution rights for NetVault in the Pacific Rim and set up distribution channels in Europe. He has a Full Technology Certificate in Telecommunications from Chelmer Institute, Essex and a Diploma in Management Sciences from St. Helens College of Technology, Merseyside.

DIRECTORS

    The biographies of directors Anthony Cerqueira and Harry Brayne, who are also members of senior management, are presented above.

Archie Nesbitt, Director and Chairman of the Board

    Archie Nesbitt has more than 30 years of public company management experience and has been a senior officer and director of a number of public and private corporations. Mr. Nesbitt is a lawyer and is a member of The Law Society of Alberta. He has practiced law as President of A.J. Nesbitt Professional Corporation since 1978. Since 1981, Mr. Nesbitt has been the President, Secretary and a Director of Naneco Minerals Ltd., a mining and exploration company with an international polymetallic focus, which trades on The Canadian Venture Exchange. During the early 1980s, as Chief Operating Officer and General Counsel for Geomex Development Inc. and Geomex Minerals Inc., Mr. Nesbitt supervised and administered worldwide mineral and oil and gas exploration and development expenditures by fourteen limited partnerships investing funds raised in the Federal Republic of

Germany. Mr. Nesbitt holds a Bachelor of Laws degree from the University of Western Ontario, and a Bachelor's of Commerce degree with Honors from Queens (Ontario) University.

J.G. (Jeff) Lawson, Director

    Jeff Lawson is a Partner at the law firm of Burnet, Duckworth & Palmer, located in Calgary, Alberta. Mr. Lawson specializes in securities law and has extensive experience in both private and public offerings and merger and acquisitions activities. He acts as counsel to a number of industrial and resource companies, is a director or officer of a number of publicly listed entities, and serves as a director of certain non-profit and charitable organizations. Mr. Lawson received an LLB from the University of Alberta in 1993.

Neil MacKenzie, Director

    Neil MacKenzie is a Director and the Vice President of Newpark Drilling Fluids Canada Inc., a subsidiary of Newpark Resources Incorporated, (NYSE: NR). Mr. MacKenzie is also a Director of Wireless Matrix Corporation (TSE: WRX). Mr. MacKenzie attended the Southern Alberta Institute of Technology.

Jeffrey Taylor, Director

    Jeff Taylor previously served as Chairman of the Board of Directors for Pennaco Energy Inc., an independent natural gas and oil company. Pennaco Energy, an American Stock Exchange-listed company, was sold to USX Marathon Group (NYSE: MRO). Mr. Taylor also served as a director of the University of California - San Diego, Cancer Center. He holds an MBA from the University of San Diego, and a Finance degree from the University of Southern California.

B. Compensation.

    The following table details the compensation of our senior management during the two most recent years, all amounts in the table and related footnotes are expressed in United States Dollars:

			Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Twelve Months Ended March 31		Salary		Bonus	Other Annual Compensation	Securities Under Stock Options Granted	Restricted Shares or Restricted Share Units (5)	All Other Compensation ($)
Keith Rickard(1), President and Chief Executive Officer	2001 2000			— —	— —	— —	— —	— —	— —
Harry Brayne, Managing Director	2001 2000		$ $	105,000 105,000	— —	— —	187,000 187,000	960,000 960,000	— —
Anthony Cerqueira, Executive Vice President	2001 2000	(2)	$ $	150,000 24,000	— —	— —	155,600 155,600	— —	$6,000 —	(2)
Patrick Barcus, Vice President, Pacific Rim	2001 2000	(3)	$ $	96,000 24,000	— —	— —	157,600 157,600	— —	$6,000 —	(3)
Fabrice Helliker, Vice President of Engineering	2001 2000		$ $	102,500 69,375	$10,070 —	$9,288 —	100,000 100,000	320,000 320,000	$900 —
Andrew Unsworth, Managing Director, European Operations	2001 2000	(4)		$53,942 —	— —	— —	— —	100,000 —	$4,569 — —

1.
Mr. Rickard was hired in June 2001 and has a base annual salary of $180,000. In addition, Mr. Rickard was granted 500,000 stock options under our stock plan.

2.
Mr. Cerqueira joined Net Resources in June 1999, however, he did not begin to take a regular salary until January 2000. Mr. Cerqueira has a base annual salary of $150,000 and an automobile allowance of $6,000 per year.

3.
Mr. Barcus joined Net Resources in June 1999, however, he did not begin to take a regular salary until January 2000. Mr. Barcus has a base annual salary of $96,000 and an automobile allowance of $6,000 per year.

4.
Represents salary paid to Mr. Unsworth from November 1, 2000 through March 31, 2001. Mr. Unsworth has a base annual salary of $127,500 and an automobile allowance of $10,800 per year. Mr. Unsworth joined the Company on November 1, 2000.

5.
Restricted shares represent shares held in an employee benefit trust set up to retain certain key personnel associated with NetVault Ltd. Mr. Brayne has fully vested in his shares held in the trust and Mr. Helliker and Mr. Unsworth are one third vested in their shares with one third vesting in March 2002 and the remaining one third vesting in March 2003. These shares are currently held in the trust, employees do not have voting rights to these shares and as of May 31, 2000, no shares have been distributed to employees.

C. Board practices.

    The Board of Directors was elected at the annual meeting of shareholders on October 30, 2000 and will serve one year terms until either re-elected or replaced. Directors do not receive any fees or other compensation or benefits in respect of their service.

    The Company's audit committee consists of Mr. Cerqueira, Mr. Nesbitt, Mr. Lawson, and Mr. MacKenzie. The audit committee is responsible for oversight of management reporting and internal controls. The committee communicates directly with external auditors.

    The Company's compensation committee consists of Mr. Nesbitt, Mr. Lawson, and Mr. MacKenzie. The compensation committee is charged with the periodic review and approval of compensation of the executive officers of the Company. The committee also provides evaluations and recommendations to the Board of Directors concerning management structure and compensation of key management personnel, based on management's recommendations.

D. Employees.

    The following table details our employees by geographic location as well as by functional department. The periods presented consist of the three most recent fiscal year end dates: December 31, 1999 for BakBone KK and BakBone Ltd., our predecessor companies, and April 30, 2000 and March 31, 2001 for BakBone and its subsidiaries:

Employees by Geographic Location

	December 1999		April 2000		March 2001
	No.	%	No.	%	No.	%
United States	—	—	27	51%	112	69%
United Kingdom	12	71%	17	32%	32	20%
Japan	5	29%	9	17%	14	9%
Canada	—	—	—	—	4	2%

TOTAL	17	100%	53	100%	162	100%

Employees by Department

	December 1999		April 2000		March 2001
	No.	%	No.	%	No.	%
Sales and marketing	2	12%	17	32%	51	32%
Research and development	11	65%	24	45%	70	43%
General and administrative	4	23%	12	23%	41	25%

TOTAL	17	100%	53	100%	162	100%

E. Share ownership.

    The following table shows the number of our Common Shares beneficially owned by each director and the named executive officer in subsection 6.B, as of May 31, 2001.

Name and principal position	Common Shares held directly and beneficially	% of Outstanding Common Shares as of May 31, 2000	Options outstanding	Exercise price		Expiration date
Keith Rickard, President and Chief Executive Officer	—	—	350,000 150,000	$ $	5.00 7.50	June 2011 June 2011
Harry Brayne, Managing Director	1,137,000	2.72%	—		—	—
Anthony Cerqueira, Director and Executive Vice President	1,789,157	4.3%	59,700 24,000 6,600	$ $ $	1.20 6.00 14.20	June 2002 December 2004 January 2003
Patrick Barcus, Vice President, Pacific Rim	1,624,692	3.9%	59,700 26,000 6,600	$ $ $	1.20 6.00 14.20	June 2002 December 2004 January 2003
Fabrice Helliker, Executive Vice President of Engineering	(1)	(1)	84,000		$0.95	October 2002
Andrew Unsworth, Managing Director, European Operations	(1)	(1)	—		—	—
Archie Nesbitt, Director and Chairman of the Board	885,967	2.1%	204,600		$14.20	January 2003
J.G. (Jeff) Lawson, Director	(1)	(1)	25,000 25,000	$ $	14.20 6.16	January 2003 March 2011
Neil MacKenzie, Director	(1)	(1)	25,000 25,000	$ $	14.20 6.16	January 2003 March 2011
Jeffrey Taylor, Director	1,854,248	4.4%	350,000		$5.00	May 2011

(1)
Individual beneficially owns less than 1% of our common shares as of May 31, 2001.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

    We are aware of no shareholder who beneficially owns greater than 5% of our outstanding Common Shares as of May 31, 2001.

B. Related party transactions.

    Management is not aware of any material interest, direct or indirect, of any director, officer, promoter, insider, or member of management of the Company, or of any person owning more than 10% of the Common Shares, or any associate or affiliate of any such person, in any transaction within the last five years, or any proposed transaction, which in either case has materially affected or will materially affect the Company, other than as disclosed below or elsewhere herein.

    In connection with the acquisition of Tracer in June 2000, the Barcus Family Trust (the trustees of which are J. Michael Barcus and Amelia Barcus, who are relatives of Patrick Barcus) received 122,240 Common Shares. J. Michael Barcus also received options to acquire 62,500 Common Shares at an exercise price of $6.00 per share. Patrick Barcus, who was a director of BakBone, also received (indirectly) 12,000 Common Shares through his ownership in Tracer KK, one of the former shareholders of Tracer.

    At the time of negotiating and completing the NetVault Acquisition, Barcus and Cerqueira, were also shareholders of NVS and NetVault KK. On the date of entering into the relevant acquisition agreements, Barcus held 25,000 Common Shares and options to acquire 125,000 Common Shares at an exercise price of $1.20 per share and Cerqueira held an aggregate of 37,000 Common Shares and options to acquire 125,000 Common Shares at an exercise price of $1.20 per share. Barcus held, directly and indirectly, an aggregate of 872,418 Common Shares of NVS (entitling him to receive an aggregate of 872,418 Common Shares upon completion of the acquisition of NVS) and Cerqueira held, directly and indirectly, an aggregate of 838,265 Common Shares of NVS (entitling him to receive an aggregate of 838,265 Common Shares upon the completion of the acquisition of NVS).

    In addition, Barcus and Cerqueira agreed to sell their 22% equity interest in NetVault KK to the Company in exchange for an aggregate of 375,000 Common Shares, of which Barcus received 187,500 Common Shares and Cerqueira received 187,500 Common Shares. Prior to the acquisition of NetVault KK, Barcus and Cerqueira provided loans to NetVault KK for use under normal operating activities. These loans have no maturity date and are interest-free. At March 31, 2001 and April 30, 2000, the balance owed these individuals totaled $118,000 and $366,000, respectively.

    A director of the Company is a partner of a law firm that provides legal services to the Company. During the eleven months ended March 31, 2001 and the year ended April 30, 2000, the Company paid the associated law firm $406,000 and $278,000, respectively, relating to the services rendered.

    A director of the Company provided certain consulting and legal advice in connection with the special warrant offering and other operations of the Company. During the eleven months ended March 31, 2001 and the year ended April 30, 2000, the Company paid the director $94,000 and $99,000, respectively, relating to the services rendered.

    A former director of the Company provides certain consulting and investor relations services to the Company. During the eleven months ended March 31, 2001 and the year ended April 30, 2000, the Company paid the director $105,000 and $129,000, respectively, relating to the services rendered.

C. Interests of experts and counsel.

    Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

    Refer to Item 17, which contains the following audited financial statements:

    BakBone Software Incorporated Consolidated Financial Statements, as of March 31, 2001 and April 30, 2000, and for the eleven months ended March 31, 2001 and the year ended April 30, 2000.

    BakBone Software KK (formerly NetVault Corporation) Financial Statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from February 2, 1998 (Date of Incorporation) to December 31, 1998.

    BakBone Software Limited (formerly NetVault Limited) Financial Statements, as of and for the years ended December 31, 1999 and 1998.

    Tracer Technologies, Inc. and Subsidiary Financial Statements, as of March 31, 2000, 1999 and 1998 and for the three years then ended.

    To date, we have not declared dividends. It is our policy to retain all funds as working capital in order to build our business. We have no plans to pay dividends in the foreseeable future.

B. Significant Changes.

    Since the date of the audited consolidated financial statements there have been significant changes in our capitalization as detailed in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.

Item 9. The Offer and Listing.

A. Offer and listing details.

    1.  Indicate the expected price at which the securities will be offered or the method of determining the price, and the amount of any expenses specifically charged to the subscriber or purchaser.

    Not Applicable.

    2.  If there is not an established market for the securities, the document shall contain information regarding the manner of determination of the offering price as well as of the exercise price of warrants and the conversion price of convertible securities, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price.

    Not Applicable.

    3.  If the company's shareholders have pre-emptive purchase rights and where the exercise of the right of pre-emption of shareholders is restricted or withdrawn, the company shall indicate the basis for the issue price if the issue is for cash, together with the reasons for such restriction or withdrawal and the beneficiaries of such restriction or withdrawal if intended to benefit specific persons.

    Not Applicable.

    4.  The following table sets forth information regarding the price history of the Common Shares on the Toronto Stock Exchange for the periods indicated.

      (a) for the five most recent full financial years: the annual high and low market prices:

Fiscal year ended:

	3/31/01	4/30/00	4/30/99	4/30/98	4/30/97
High	$21.00	$56.50	$.90	$2.52	$6.12
Low	$4.50	$.55	$.07	$.72	$1.62

      (b) for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

Quarter ended:

	6/30/01	3/31/01	12/31/00	9/30/00	6/30/00	4/30/00	1/31/00	10/31/99	7/31/99
High	$6.76	$10.50	$12.50	$21.00	$30.25	$56.50	$19.95	$1.19	$1.95
Low	$3.48	$4.70	$4.50	$11.40	$10.00	$15.15	$0.93	$0.65	$0.55

      (c) for the most recent six months: the high and low market prices for each month:

	June 01	May 01	Apr 01	Mar 01	Feb 01	Jan 01
High	$5.75	$6.76	$5.80	$6.75	$10.25	$10.50
Low	$4.00	$4.85	$3.48	$4.70	$5.20	$5.60

      (d) for pre-emptive issues, the market prices for the first trading day in the most recent six months, for the last trading day before the announcement of the offering and (if different) for the latest practicable date prior to publication of the document.

    Not Applicable.

    5.  State the type and class of the securities being offered or listed and furnish the following information:

    Common Shares, no par value.

      (a) Indicate whether the shares are registered shares or bearer shares and provide the number of shares to be issued and to be made available to the market for each kind of share. The nominal par or equivalent value should be given on a per share basis and, where applicable, a statement of the minimum offer price. Describe the coupons attached, if applicable.

    The Common Shares have been registered under the securities laws of Canada. The Common Shares have no par or other stated value.

      (b) Describe arrangements for transfer and any restrictions on the free transferability of the shares.

    CIBC Mellon Trust Company, 333-7th Avenue, SW, Suite 600, Calgary, Alberta T2P 2Z1, is the transfer agent for our common shares. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of applicable securities exchanges.

    6.  If the rights evidenced by the securities being offered or listed are or may be materially limited or qualified by the rights evidenced by any other class of securities or by the provisions of any contract or other documents, include information regarding such limitation or qualification and its effect on the rights evidenced by the securities to be listed or offered.

    Not Applicable.

    7.  With respect to securities other than common or ordinary shares to be listed or offered, outline briefly the rights evidenced thereby.

    Not Applicable.

B. Plan of distribution.

    Not Applicable.

C. Markets.

    Our Common Shares are traded on the Toronto Stock Exchange under the symbol "BKB."

    In connection with this filing, we are applying to list our Common Shares for trading on the American Stock Exchange ("AMEX"). While we expect to receive a favorable response to our listing application, there can be no guaranty that our application will be accepted. Even if successful, we will be required to maintain certain minimum listing requirements and may be de-listed from the AMEX if we fail to meet those requirements.

D. Selling shareholders.

    Not Applicable.

E. Dilution.

    Not Applicable.

F. Expenses of the issue.

    Not Applicable.

Item 10. Additional Information.

A. Share capital.

    Our capital stock consists of an unlimited number of Common Shares authorized, no par value per share. As of May 31, 2001 there were 41,760,922 Common Shares outstanding. We have reserved 3,754,439 Common Shares for issuance upon exercise of employee stock options under our stock option plan and 3,000,000 Common shares for issuance upon conversion of the special warrants issued in our financing in May 2001. In addition, we have 1,659,000 outstanding Series B warrants each at a price of $15.00 and 182,995 outstanding Series B Broker Options at a price of $9.90. Both the Series B warrants and Series B Broker Options expire no later than March 2002.

B. Memorandum and articles of association.

    Our memorandum and articles of association are attached hereto as noted in Item 19.

    We are continued as a company pursuant to the Alberta Business Corporations Act (the "Act") under corporate access number 20547027. Our memorandum and articles of association do not contain any limitations on our objects or purposes.

The following is a summary of certain provisions of our memorandum and articles of association:

Directors' Responsibilities in Matters in Which the Director is Materially Interested

    Our articles of association require any of our directors who are directly or indirectly interested in a material contract or proposed material contract with us to disclose the nature and extent of their interest. Pursuant to the Act, in the case of a proposed contract, the declaration must be made at the meeting of our Board of Directors at which the question of entering into the contract is first taken into consideration, or if the interested directors are not present at that meeting our directors are required to declare their interest at the next meeting. In the case where any of our directors becomes interested in a contract after it is made, the declaration must be made at the first meeting of our directors held after they have become interested. In the case where a proposed contract is dealt with by resolution instead of at a meeting, the disclosure that would otherwise be required to be made at a meeting must be made forthwith on receipt of the resolution, or if the director was not interested in the proposed contract at the time of receipt of the resolution, at the first meeting after he becomes so interested.

Directors' Power to Vote on Compensation to Themselves

    Subject to the Act, our articles of association provide that the directors may determine to be paid out of our funds or capital as remuneration for their service.

Directors' Borrowing Powers

    Under our Articles and the Act, our directors may, without authorization of the shareholders,

  (a)
  borrow money on the credit of the Company,

  (b)
  issue, reissue, sell or pledge debt obligations of the Company,

  (c)
  give a guarantee on behalf of the Company to secure performance of an obligation of any person, and

  (d)
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

Retirement of Directors Under an Age Limit Requirement

    Our articles of association do not require directors to retire pursuant to an age limit.

Number of Shares Required for a Director's Qualification

    Our articles of association do not provide for a requirement of shares for a director's qualification.

Rights and Preferences of Common Shares

    Our articles of association permit but do not require the Board of Directors to declare and pay dividends with respect to the Common Shares. Each holder of Common Shares is entitled to one vote per share on all matters coming for a vote before the shareholders. There is no cumulative voting. Directors stand for one-year terms and are elected at each annual meeting of shareholders. All holders of Common Shares are entitled to share equally in any surplus in the event of a liquidation of the Company after the Company's obligations are repaid. There are no provisions calling for redemption of securities, establishing any sinking fund, or establishing any obligation to participate in further capital calls by the Company. There is no provision discriminating against existing or prospective holders of Common Shares as a result of such shareholder owning a substantial number of shares.

Creation of New Securities.

    The Act provides a holder of shares of any class or series of shares the right to vote on any proposal to create a new class or series upon amendments to our memorandum or articles of association.

General Meeting

    We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors, but not later than 15 months after the most recent annual meeting.

    Our directors or shareholders representing 5% of the total issued and outstanding Common Shares may at any time convene a special meeting of the shareholders, and our directors, upon the requisition of shareholders in accordance with the Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition must state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

    At least 21 days' notice and not more than 50 days' notice of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our articles of association.

    No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting.

  •
  Limitations on the Rights to Own Securities.  Our articles of association do not provide for any limitations on the rights to own securities.

  •
  Change in Control Provisions.  Our articles of association do not contain any change in control limitations with respect to a merger, acquisition, or corporate restructuring.

  •
  Shareholder Ownership Disclosure.  Our articles of association do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Our Capital.

    Subject to the Act, we may, by resolution of our shareholders, increase our share capital by the creation of new shares. Subject to the Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the resolution of our shareholders determines.

    Except as otherwise provided by the conditions of issue or by our articles of association, any capital raised by the creation of new shares will be considered part of the original capital and will be subject to the provisions contained in our articles of association with reference to transfer and transmission. We may, by special resolution of the shareholders where required, reduce our share capital in any way subject to any incident authorized and consent required by law.

C. Material Contracts.

    We are not party to any material contracts outside of the ordinary course of our business. However, refer to the discussion at Item 4.B, "Business Overview," for a description of the material distribution and OEM agreements entered into by the Company.

D. Exchange Controls and Other Limitations Affecting Security Holders.

    There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by our memorandum and articles of association with respect to our Common Shares.

Investment Canada Act

    Under the Investment Canada Act, the acquisition of control of a Canadian business by a "non-Canadian" is subject to review by the Investment Review Division of Industry Canada ("Investment Canada"), a government agency, and will not be allowed unless the investment is found likely to be of "net benefit" to Canada. An acquisition of control will be reviewable by Investment Canada if the value of the assets of the Canadian business for which control is being acquired is (1) $5 million or more in the case of a "direct" acquisition; (2) $50 million or more in the case of an "indirect" acquisition, which is a transaction involving the acquisition of the shares of a company incorporated outside of Canada which owns subsidiaries in Canada; or (3) between $5 million or more but less than $50 million where the Canadian assets acquired constitute more than 50% of the value of all entities acquired, or if the acquisition is not effected through the acquisition of control of a foreign corporation.

    These thresholds have been increased for the purposes of acquisition of control of a Canadian business by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of $209 million or more for the year 2001 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable unless the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, in which case the $209 million threshold applies.

    These increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Minister can elect to review the transaction even where it does not exceed the lower asset threshold test above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its completion.

Competition Act

    Under the Competition Act (Canada), certain transactions are subject to the pre-notification requirements of the Competition Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition. A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days for a short-form filing or 42 days for a long-form filing. Where the parties elect to file a short-form notification, the Commissioner may convert the filing to a long-form, thereby restarting the clock once the parties submit their filing.

    A proposed transaction is subject to pre-notification if the parties to the transaction together with their affiliates exceed two thresholds. First, the parties and their affiliates must have total assets or total revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds $35 million (the "$35 million threshold"); (2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a company of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the acquirer owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the $35 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

    Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act, namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market.

E. Taxation.

    In this section we summarize the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of our Common Shares. Nothing contained herein shall be construed as tax advise, you must rely only on the advise of your own tax advisor. We make no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to our Common Shares applies to beneficial owners who are individuals, corporations, trusts and estates which:

  •
  for purposes of the U.S. Internal Revenue Code of 1986, as amended through the date hereof (the "Code"), are U.S. persons and, for purposes of the Income Tax Act (Canada) (the "Income Tax Act") and the Canada—United States Income Tax Convention (1980), are non-residents of Canada and residents of the United States, respectively, at all relevant times;

  •
  hold Common Shares as capital assets for purposes of the Code and capital property for purposes of the Income Tax Act;

  •
  deal at arm's length with us for purposes of the Income Tax Act; and

  •
  do not and will not use or hold the Common Shares in carrying on a business in Canada.

    We refer to persons who satisfy the above conditions as "Unconnected U.S. Shareholders."

    The tax consequences of an investment in Common Shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. We do not discuss these rules, and holders that are financial institutions should consult their own tax advisors.

    This discussion is based upon the following, all as currently in effect:

  •
  the Income Tax Act and regulations under the Income Tax Act;

  •
  the Code and Treasury regulations under the Code;

  •
  the Canada—United States Income Tax Convention (1980);

  •
  the administrative policies and practices published by the Canada Customs and Revenue Agency, formerly Revenue Canada;

  •
  all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this report;

  •
  the administrative policies published by the U.S. Internal Revenue Service; and

  •
  judicial decisions.

    All of the foregoing are subject to change either prospectively or retroactively. We do not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

    This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of Common Shares. This discussion does not address all possible tax consequences relating to an investment in Common Shares. We have not taken into account your particular circumstances and do not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold Common Shares as part of a "straddle," "hedge" or "conversion transaction," and Unconnected U.S. Shareholders that have a "functional currency" other than the U.S. dollar or that own Common Shares through a partnership or other pass-through entity). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing Common Shares.

Material U.S. Federal Income Tax Considerations

    Subject to the discussion below regarding Foreign Personal Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of the ownership and disposition of the Common Shares.

    As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by us to the extent of our current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by us, see "Material Canadian Federal Income Tax Considerations.") You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by us on the Common Shares exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

    Dividends paid by us generally will constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer.

    Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

    Dividends paid by us on the Common Shares generally will not be eligible for the "dividends received" deduction.

    If you sell the Common Shares, you generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year, and will generally be U.S. source gain or loss.

    Dividends paid by us on the Common Shares generally will be subject to U.S. information reporting or the 31% backup withholding tax, unless you furnish the paying agent or middleman with a duly completed and signed Form W-9. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Foreign Personal Holding Company Rules

    Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). We would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

  •
  five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our stock entitled to vote or the total value of our stock; and

  •
  at least 60% of our gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

    We believe that we are not a FPHC. However, we can not assure you that we will not be classified as a FPHC in the future.

Personal Holding Company Rules

    We will not be classified as a personal holding company a ("PHC") for U.S. federal income tax purposes unless at any time during the last half of our taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain attribution rules) more than 50% of our stock by value, and at least 60% of our ordinary gross income for the taxable year is "personal holding company" (generally passive income such as dividends and interest). We should not meet the PHC tests, and even if we were to become a PHC, we do not expect to have material undistributed PHC income. However, we cannot assure you that we will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in our shareholder base and income or other circumstances that could change the application of the PHC rules to us. In addition, if we become a PHC we cannot assure that the amount of our PHC income will be immaterial.

Passive Foreign Investment Company Rules

    The passive foreign investment company ("PFIC") provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. We could be classified as a PFIC if, after the application of certain "look through" rules, for any taxable year, either:

  •
  75% or more of our gross income is "passive income," which includes interest, dividends and certain rents and royalties; or

  •
  the average quarterly percentage, by fair market value of our assets that produce or are held for the production of "passive income," is 50% or more of the fair market value of all our assets.

    To the extent we own at least 25% by value of the stock of another corporation, we are treated for purposes of the PFIC tests as owning our proportionate share of the assets of such corporation, and as receiving directly our proportionate share of the income of such corporation.

    Distributions which constitute "excess distributions" from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder's holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be treated as ordinary income in the current taxable year and (3) the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

    Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, we believe that our shares will be treated as "marketable securities" within the meaning of Section 1296(e)(1) of the Code.

    We believe that we will not be a PFIC for the current fiscal year and we do not expect to become a PFIC in future years. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. You should be aware, however, that if we are or become a PFIC we may not be able or willing to satisfy record-keeping requirements that would enable you to make a "qualified electing fund" election.

    You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

Controlled Foreign Corporation Rules

    If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our "Subpart F Income," as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged.

    We believe that we are not a CFC, however, we can not assure you that we will not become a CFC in the future.

Material Canadian Federal Income Tax Considerations

    In this section, we summarize the material anticipated Canadian federal income tax considerations relevant to the ownership and disposition of the Common Shares.

    Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Common Shares are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange and the AMEX, you will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the Common Shares unless you alone or together with persons with whom you did not deal at arm's length owned or had rights to acquire 25% or more of our issued shares of any class at any time during the sixty (60) month period before the actual or deemed disposition.

    Dividends paid, credited or deemed to have been paid or credited on the Common Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada—United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected

U.S. Shareholders that are corporations that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends generally is reduced to 5%. United States limited liability companies ("LLCs") will not be entitled to these reduced rates. Shareholders that are partnerships will be subject to the 25% rate unless the partnership applies for and receives written authority for us to reduce the withholding tax rate.

    Canada does not currently impose any federal estate taxes or succession duties. However, if you die, there is a deemed disposition of the Common Shares held at that time for proceeds of disposition generally equal to the fair market value of the Common Shares immediately before the death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

F. Dividends and paying agents.

    Not Applicable.

G. Statement by experts.

    Not Applicable.

H. Documents on display.

    Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

    We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

    As a foreign private issuer, we are exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our Proxy Statement prepared under Canadian securities rules.

    We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: BakBone Software Incorporated, 10145 Pacific Heights Blvd., Suite 900, San Diego, California 92121, Attention: Investor Relations, telephone number: 403-232-6829.

I. Subsidiary Information.

    Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

    The Company holds no material financial instruments for trading purposes. It holds debt instruments bearing fixed interest rates. It is exposed to foreign currency exchange rate risk by virtue of its operations in Japan, United Kingdom and Canada. Discussion of foreign currency risk is set forth in Item 5.B under the heading, "Foreign Currency."

Item 12. Description of Securities Other than Equity Securities.

    Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

    Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

    Not Applicable.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

BAKBONE SOFTWARE INCORPORATED
AND SUBSIDIARIES

Consolidated Financial Statements

March 31, 2001 and April 30, 2000

(With Independent Auditors' Report Thereon)

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

March 31, 2001 and April 30, 2000

Independent Auditors' Report

The Board of Directors and Shareholders
BakBone Software Incorporated:

    We have audited the consolidated balance sheets of BakBone Software Incorporated and subsidiaries (the Company) as of March 31, 2001 and April 30, 2000, and the related consolidated statements of operations and accumulated deficit and cash flows for the eleven months ended March 31, 2001 and for the year ended April 30, 2000 (all expressed in Canadian dollars). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2001 and April 30, 2000, and the results of their operations and their cash flows for the eleven months ended March 31, 2001 and for the year ended April 30, 2000, in conformity with accounting principles generally accepted in Canada.

    Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations and cash flows for the eleven months ended March 31, 2001 and the year ended April 30, 2000, and assets, liabilities and shareholders' equity as of March 31, 2001 and April 30, 2000, to the extent summarized in Note 15 to the consolidated financial statements.

KPMG LLP

San Diego, California
United States of America
June 22, 2001

BAKBONE SOFTWARE INCORPORATED

Consolidated Balance Sheets

March 31, 2001 and April 30, 2000

(Canadian dollars in thousands)

	2001	2000
Assets
Current assets:
Cash and cash equivalents	$6,012	30,687
Restricted cash	142	—
Accounts receivable	2,214	1,088
Other assets	788	469

Total current assets	9,156	32,244
Capital assets, net	5,891	802
Restricted cash	1,230	—
Intangibles, net	12,347	4,129
Other assets	949	141

Total assets	$29,573	37,316

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$2,157	1,145
Accrued liabilities	1,767	943
Deferred revenue	1,058	420
Current portion of capital lease obligations	302	13
Current portion of notes payable	4,058	—
Loans from related parties	118	366

Total current liabilities	9,460	2,887
Capital lease obligations, excluding current portion	379	—
Notes payable, excluding current portion	296	—

Total liabilities	10,135	2,887

Minority interest	158	—
Shareholders' equity:
Share capital	52,858	87
Share capital held by subsidiary	(98)	—
Special warrants	—	35,630
Cumulative exchange adjustment	551	26
Accumulated deficit	(34,031)	(1,314)

Total shareholders' equity	19,280	34,429

Commitments and contingencies
Total liabilities and shareholders' equity	$29,573	37,316

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

Consolidated Statements of Operations and Accumulated Deficit

Eleven months ended March 31, 2001 and
the year ended April 30, 2000

(Canadian dollars in thousands, except loss per share)

	2001	2000
Revenues	$7,529	483
Cost of revenues	1,187	51

Gross margin	6,342	432

Operating expenses:
Sales and marketing	17,295	438
Research and development	4,439	276
General and administrative	13,436	1,109

Total operating expenses	35,170	1,823

Operating loss	(28,828)	(1,391)
Interest income, net	594	228
Amortization of intangibles	(4,829)	(241)
Foreign exchange gains, net	30	32
Other income, net	267	58
Minority interest	49	—

Net loss	(32,717)	(1,314)
Accumulated deficit, beginning of period	(1,314)	—

Accumulated deficit, end of period	$(34,031)	(1,314)

Loss per share—basic and diluted	$(0.92)	(0.14)

Weighted-average common shares	35,571,845	9,515,933

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

Consolidated Statements of Cash Flows

Eleven months ended March 31, 2001 and
the year ended April 30, 2000

(Canadian dollars in thousands)

	2001	2000
Cash flows from operating activities:
Net loss	$(32,717)	(1,314)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,911	271
Minority interest	(49)	—
Loss on disposal of capital assets	20	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(663)	67
Other assets	(943)	(228)
Accounts payable	402	(287)
Accrued liabilities	723	666
Deferred revenue	461	14

Net cash used in operating activities	(26,855)	(811)

Cash flows from investing activities:
Capital expenditures	(4,790)	(305)
Acquisitions of businesses, net of cash acquired	(2,369)	(3,681)
Proceeds from sale of capital assets	43	—

Net cash used in investing activities	(7,116)	(3,986)

Cash flows from financing activities:
Payments of capital lease obligations	(234)	(3)
Proceeds from notes payable	3,942	—
Payments of notes payable	(153)	—
Proceeds from issuance of special warrants	—	37,831
Offering costs related to special warrants	(217)	(2,725)
Proceeds from exercise of stock options	864	187
Proceeds from exercise of warrants	6,894	235
Payments of related party loans	(248)	(67)
Restricted cash	(1,372)	—

Net cash provided by financing activities	9,476	35,458

Effect of exchange rate changes on cash and cash equivalents	(180)	26

Net (decrease) increase in cash and cash equivalents	(24,675)	30,687
Cash and cash equivalents, beginning of period	30,687	—

Cash and cash equivalents, end of period	$6,012	30,687

Supplemental disclosures of cash flow information—businesses acquired:
Fair value of assets acquired, net of cash acquired	$1,030	2,037

Liabilities assumed	$1,453	2,564

Noncash investing and financing activities:
Equipment acquired under capital leases	$901	—

Share capital issued for acquisition of business	$9,600	(348)

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2001 and April 30, 2000
(Expressed in Canadian dollars)

(1) The Company and Business Combinations

    BakBone Software Incorporated (BakBone or the Company) is an international storage management software company that develops and globally distributes storage management solutions to the open systems markets, providing data protection and management solutions scalable from workgroup to enterprise. The Company's corporate headquarters are located in San Diego, California.

    The Company, formerly Net Resources Incorporated (Net Resources), was originally incorporated in the Canadian Province of British Columbia under the Company Act. In November 1992, the Company continued from British Columbia to the Province of Alberta where it engaged in mineral exploration activities. These exploration activities were ceased during 1999 due to declining prices in the mineral markets, and the mining assets were written off. On March 13, 2000, the Company changed its name to BakBone Software Incorporated.

    In August 2000, the Board of Directors approved a change in the fiscal year-end of the Company for financial reporting purposes from April 30 to March 31, effective with the fiscal year beginning May 1, 2000.

    On March 16, 2000, the Company acquired, directly and indirectly, 100% of NVS Holdings Inc. (NVS) and NetVault Holdings Limited and an aggregate 47% of NetVault Corporation (NVKK). In regards to these acquisitions, the Company assigned a convenience date of March 1, 2000 for accounting purposes. The related transactions are as follows:

(a)
NVS acquired all outstanding common shares of NetVault Holdings Limited and its wholly owned subsidiary located in the United Kingdom, NetVault Limited, and NetVault Limited's 25% interest in NVKK, located in Japan (collectively NVHL), in exchange for a cash payment of $4.5 million. The acquisition of NVHL was accounted for by the purchase method of accounting, and accordingly, the operating results of NVHL have been included in the accompanying consolidated financial statements of the Company from March 1, 2000. The fair value of the assets and liabilities acquired was as follows (in thousands):

Net working capital deficiency	$(81)
Capital assets	369
Excess purchase price	4,318

Purchase price ($4,508 plus $98 of transaction costs)	$4,606

(b)
The Company issued 15,625,000 common shares in exchange for all issued and outstanding shares of NVS. NVS was incorporated under the laws of the Province of Alberta on December 17, 1998 and was formed as a special purpose entity set up to effect the NVHL acquisition. As such, NVS had no operations prior to the acquisition. The transaction resulted in a reverse takeover of the Company by NVS as the shareholders of NVS owned a majority of the combined company as of the acquisition date. As this business combination was between Net Resources, a shell company, and NVS, an operating company, the Company treated the combination as an issuance of securities by the operating company at a value equal to the fair value of the tangible net liabilities of Net Resources. The application of reverse takeover accounting, considering it was a combination between a shell company and an operating company, resulted in the following:

  (i)
  The consolidated financial statements of the combined entity are issued under the name of the legal acquirer, BakBone, but are considered a continuation of the historical financial statements of the legal subsidiary, NVS.

  (ii)
  NVS is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

  (iii)
  Control of the net assets and operations of the Company is deemed to have been acquired by NVS. For the purposes of this transaction, the deemed consideration was the fair value of the net tangible liabilities of the Company immediately prior to the acquisition of $303,000. The operating results of the Company are included in the consolidated financial statements from March 1, 2000. Although the consolidated statement of operations and accumulated deficit is presented as of and for the year ended April 30, 2000, it only includes the two months ended April 30, 2000, as NVS had no operations prior to the NVHL acquisition on March 1, 2000 and BakBone's financial results are included from the date of acquisition.

  (iv)
  The accumulated deficit of the Company at March 1, 2000 was eliminated upon acquisition. In accordance with reverse takeover accounting between an operating company and a shell company, the amount allocated to share capital represents the net book value of NVS of $13,000 plus the fair value of the net tangible liabilities of the Company of $303,000. The number of shares subsequent to the reverse takeover includes those of the Company outstanding at March 16, 2000 plus the shares issued to effect the reverse takeover.

  With respect to the 15,625,000 shares issued by the Company, NVS had the ability to allocate the shares at its discretion, and as a result, 2,100,000 shares were issued to an employee benefit trust (EBT) on March 16, 2000. The EBT was established for the benefit of certain employees and principals of NetVault Limited to ensure their continued involvement in the operations of the Company. The EBT shares are to be distributed to employees pursuant to the related vesting terms, generally over three years.

(c)
The Company issued 375,000 shares in exchange for 22% of the outstanding common shares of NVKK. As the Company owned a 25% equity interest in NVKK through the acquisition of NVS and NVHL described above, its aggregate interest increased to 47%.

  This transaction was recorded at the carrying value of NVKK's net deficit of $45,000. The carryover basis of accounting was used as this transaction represented the combination of entities under common control. Of the 53% of NVKK ownership not held by the Company, 46% is owned by two directors and officers of the Company. These individuals represent two-thirds of the Board of Directors of NVKK. Accordingly, since the Company exercises effective control of NVKK, the operating results of NVKK have been included in the accompanying consolidated financial statements of the Company from March 1, 2000.

    On June 9, 2000, the Company acquired all of the issued and outstanding common shares of Tracer Technologies, Inc. and its 50% ownership of the common shares of Tracer Technologies Japan Corporation (collectively Tracer), for cash and acquisition costs totaling $3.5 million and 600,000 common shares of the Company valued at $9.6 million on the date of acquisition. Of the 600,000 shares issued, 122,340 shares were issued to a trust beneficially owned by the family of a director of the Company. The acquisition was accounted for by the purchase method of accounting, and accordingly, the operating results of Tracer have been included in the accompanying consolidated, financial statements of the Company from the date of acquisition. The excess of purchase price over the fair value of the net assets acquired of $600,000 was $12.5 million and is being amortized on a straight-line basis over three years, the expected useful life.

    In order to retain certain principals of Tracer as employees, the Company issued stock options to acquire 250,000 common shares at an exercise price of $6.00 per share. One of the principals is a relative of a director of the Company and received options to acquire 62,500 common shares. The director also indirectly received 3,060 common shares of the Company through his ownership in Tracer Technologies Japan Corporation, one of the former shareholders of Tracer.

(2) Significant Accounting Policies

    The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which conform in all material respects with those in the United States, except as outlined in Note 15. All amounts are expressed in Canadian dollars, unless otherwise noted.

(a)
Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, BakBone Software, Inc., NVS, BakBone Software Ltd. (formerly NetVault Holdings Ltd.), BakBone Acquisition Corp. (formerly Tracer Technologies, Inc.), and its 47% and 50% owned subsidiaries, BakBone Software KK (formerly NetVault Corporation) and Tracer Technologies Japan Corporation, respectively. All material intercompany transactions and accounts have been eliminated on consolidation. The consolidation of NVKK and Tracer KK was determined to be appropriate as the Company controls a combined 93% of NVKK and 75% of Tracer KK through direct ownership and beneficial ownership through two directors of the Company, who combined own an additional 46% of NVKK, and one director of the Company who owns an additional 25% of Tracer KK.

    In preparing the consolidated financial statements, the Company has recorded entries to account for the minority interest in the net income or loss of NVKK and Tracer KK. During the eleven months ended March 31, 2001, the minority interest balance of NVKK was reduced to zero due to losses incurred and, as such, no minority interest is reflected in the consolidated balance sheet for this entity. Minority interest for Tracer KK is reflected in the consolidated financial statements as of and for the ten months ended March 31, 2001.

(b)
Foreign Currency

    The accounts of the Company's foreign subsidiaries are translated into Canadian dollars using the current rate method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate during the reporting period. Foreign currency translation gains and losses are included as a separate component of shareholders' equity.

    Certain transactions of the Company's foreign subsidiaries are carried out in currencies other than the subsidiaries' local currency. Any gains or losses resulting from these transactions are included in results of operations as incurred.

(c)
Cash and Cash Equivalents

    Cash and cash equivalents consist of money market instruments, commercial paper and other highly liquid investments with original maturities of three months or less from the date of purchase. Cash and cash equivalents subject to restriction are classified as restricted cash (Note 8).

(d)
Capital Assets

    Capital assets are recorded at cost and depreciated using the straight-line basis over the assets' useful lives as follows:

Computer equipment and software	3-5 years
Furniture and fixtures	5-7 years
Leasehold improvements	Shorter of estimated useful life or life of lease
(e)
Intangibles

    Intangibles are recorded at cost and amortized on a straight-line basis over three years. The Company assesses the recoverability of intangibles by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of intangibles impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of intangibles will be impacted if estimated future operating cash flows are not achieved.

(f)
Impairment

    The Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows from such assets less estimated future cash outflows are less than the carrying amount, an impairment loss is recognized.

(g)
Revenue Recognition

    The Company derives revenue from licensing its software and from the sale of customer support services. Revenue from software licenses is recognized when a noncancelable license agreement has been signed, the software and related documentation have been shipped, there are no material uncertainties regarding customer acceptance, collection of the resulting receivable is deemed probable, and no other significant vendor obligations exist. Software maintenance revenues from customer support services are deferred and recognized over the related contract period.

(h)
Product Development Costs

    Product development costs related to research, design and development of software applications are charged to expense as incurred. To date, completion of working models of the Company's applications and the general release of the products have substantially coincided. As a result, the Company has not capitalized any application development costs as such costs have been insignificant.

(i)
Loss per Share

    Basic earnings or loss per share is calculated using the weighted-average number of common shares outstanding. Diluted earnings or loss per share is calculated similar to basic earnings or loss per share except that the weighted-average shares outstanding are increased to include additional shares from the assumed exercise of common stock equivalents, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. For the eleven months ended March 31, 2001 and the year ended April 30, 2000, 5,177,033 and 12,600,399 common stock equivalents, respectively, were excluded from the computations of diluted loss per share as their effect is anti-dilutive.

(j)
Stock-Based Compensation Plan

    The Company's stock-based compensation arrangements are described in Note 6. No compensation expense is recognized for these plans when stock options are issued to employees and consultants for services rendered.

(k)
Income Taxes

    The Company follows the asset and liability method of accounting for future income taxes, under which future income tax assets and liabilities are determined based on temporary differences and are measured using the current, or substantially enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not the asset will not be realized.

(l)
Financial Instruments and Credit Risk

    The Company is exposed to the risk that arises from fluctuations in foreign exchange rates and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

    During the year ended April 30, 2000, the Company had sales to four customers which represented 13%, 12%, 11% and 11% of total revenues, respectively. During the eleven months ended March 31, 2001, no single customer represented more than 10% of total revenues.

    Cash, restricted cash, accounts receivable, accounts payable, accrued liabilities, notes payable and loans from related parties constitute financial instruments. The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities approximates their fair value given the relatively short periods to maturity. The carrying value of notes payable approximates its fair value because its interest rates and other terms are comparable to those currently available to the Company in the marketplace. The fair value of loans from related parties cannot be ascertained due to the related party nature of the debt.

(m)
Use of Estimates

    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

(3) Capital Assets

    Capital assets consist of the following at March 31, 2001 and April 30, 2000 (in thousands):

	Cost	Accumulated depreciation	Net book value
March 31, 2001:
Computer equipment and software	$4,929	712	4,217
Furniture and fixtures	738	73	665
Leasehold improvements	1,078	69	1,009

	$6,745	854	5,891

April 30, 2000:
Computer equipment and software	$448	24	424
Furniture and fixtures	66	3	63
Leasehold improvements	169	2	167
Construction work-in-process	148	—	148

	$831	29	802

(4) Warrants

    During the year ended April 30, 2000, the Company raised $9.0 million and $29.7 million through a private placement of 6,000,000 Series A Special Warrants, at a price of $1.50 per warrant, and 3,000,000 Series B Special Warrants, at a price of $9.90 per warrant, respectively, excluding issuance costs of $3.1 million. Each Series A Special Warrant was exercisable, for no additional consideration, into one common share and one-half Series A Warrant upon receipt of the final prospectus in each of the respective provinces in Canada. Each Series B Special Warrant was exercisable, for no additional consideration, into 1.1 common shares and 0.55 Series B Warrant upon receipt of the final prospectus in each of the respective provinces in Canada. Each full Series A Warrant and Series B Warrant entitled the holder to purchase one common share of the Company at a price of $1.80 and $15.00 per common share, respectively.

    In addition, the Company issued 250,000 Series A Broker Warrants and 260,995 Series B Broker Warrants in conjunction with the Series A and B Special Warrants issuance. Of the Series A Broker Warrants, 200,000 were exercisable, at no cost, into one Series A Broker Option entitling the holder thereof to purchase one common share at a price of $1.60. The remaining 50,000 Series A Broker Warrants were exercisable, at no cost, into one Series A Broker Option entitling the holder thereof to purchase, at a price of $1.60, one common share and one-half Series A Warrant. Each Series B Broker Warrant was exercisable, at no cost, into one Series B Broker Option entitling the holder thereof to purchase, at a price of $9.90, one common share and one-half Series B Warrant. The Company did not receive any proceeds from the issuance of the Series A Broker Warrants and Series B Broker Warrants.

    On March 16, 2000, 426,000 Series C Special Warrants were issued to a third-party consultant for services rendered prior to the issuance date. Of the total Series C Special Warrants, 300,000 were issued directly to the consultant with the balance issued to two directors of the Company in repayment of an aggregate of 126,000 common shares owed by the consultant to those individuals. Each Series C Special Warrant was exercisable, at no cost, into one common share upon receipt of the final prospectus in each of the respective provinces in Canada. The Company did not receive any proceeds from the issuance of the Series C Special Warrants.

    The Company received receipt of the final prospectus in each of the provinces of Alberta and British Columbia in July 2000, and receipt of the final prospectus from the province of Ontario in December 2000. Upon receipt, the Company allocated the net proceeds from the Special Warrants to share capital. In connection with the receipt of the final prospectus, the Company issued, upon exercise of the Series A and Series B Special Warrants, 3,000,000 Series A Warrants and 1,650,000 Series B Warrants, respectively. In addition, the Series A Broker Warrants and Series B Broker Warrants were exercised and the Company issued 250,000 Series A Broker Options and 260,995 Series B Broker Options, respectively. During the eleven months ended March 31, 2001, the Company issued 50,000 Series A Warrants and 39,000 Series B Warrants in connection with the exercise of 250,000 Series A Broker Options and 78,000 Series B Broker Options, respectively.

    Warrant activity is summarized as follows:

	Number of special warrants	Number of other warrants	Total warrants	Weighted-average exercise price
Balance at May 1, 1999	—	2,735,000	2,735,000	$0.20
Issued	9,936,995	—	9,936,995	—
Exercised for cash	—	(2,350,001)	(2,350,001)	0.12
Expired	—	(62,499)	(62,499)	0.18

Balance at April 30, 2000	9,936,995	322,500	10,259,495	0.02
Issued	—	5,249,995	5,249,995	6.44
Exercised for no consideration	(9,936,995)	—	(9,936,995)	—
Exercised for cash	—	(3,694,934)	(3,694,934)	1.87
Expired	—	(35,566)	(35,566)	12.93

Balance at March 31, 2001	—	1,841,995	1,841,995	$14.49

(5) Share Capital

    An unlimited number of common shares without par value are authorized. Common share activity during the year ended April 30, 2000 and the eleven months ended March 31, 2001 is as follows:

	The Company		NVS
	Number of shares	Amount (in thousands)	Number of shares	Amount (in thousands)
Balance at May 1, 1999	5,662,429	$25,330	13,525,000	13
Issued for cash in private placements	2,860,000	720	—	—
Issued for cash upon exercise of stock options	550,600	231	—	—
Issued for cash upon exercise of warrants	2,350,001	292	—	—
Issued to acquire NVS (Note 1)	15,625,000	(303)	—	—
Continuation of NVS share capital (Note 1)	—	13	—	(13)
Issued to acquire NVKK (Note 1)	375,000	(45)	—	—
Elimination of NVS shares and Net Resources share capital (Note 1)	—	(26,151)	(13,525,000)	—

Balance at April 30, 2000	27,423,030	87	—	—
Issued for cash upon exercise of stock options	303,958	864	—	—
Issued upon receipt of final prospectus for Special Warrants from provinces of British Columbia, Alberta and Ontario	9,726,000	35,413	—	—
Issued for cash upon exercise of warrants	3,694,934	6,894	—	—
Issued to acquire Tracer (Note 1)	600,000	9,600	—	—

Balance at March 31, 2001	41,747,922	$52,858	—	—

  Escrowed Shares

    In March 2000, in connection with the NVS acquisition, 10,425,000 common shares were deposited in escrow and were to be released as to one-third on September 16, 2000, March 16, 2001 and September 16, 2001. In July 2000, in order to obtain receipt of the final prospectus from the Province of Ontario, the Company entered into an additional escrow agreement covering 5,285,686 common shares. Of the July 2000 escrowed common shares, 4,956,686 related to the NVS acquisition and were redeposited under this escrow agreement with an additional 329,000 common shares (or securities convertible into such shares) held by officers and directors of the Company. The related common shares will be released as to one-third on each of July 13, 2001, July 13, 2002 and July 13, 2003. The total common shares released during the eleven months ended March 31, 2001 was 3,645,542.

(6) Stock-Based Compensation

    The Company has a stock option plan (the Plan) pursuant to which the Board of Directors of the Company may grant nontransferable stock options to purchase common shares of the Company to directors, officers, employees, advisors and consultants. As of March 31, 2001 and April 30, 2000, 3,809,042 and 3,328,704 common shares, respectively, have been reserved for issuance under this plan. The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of grant (calculated on a nondiluted basis). The options vest generally over one to four years and are exercisable for a maximum term of ten years.

    In May 2000, the Company filed an application with the Toronto Stock Exchange (TSE) to reprice 1,698,000 stock options from $18.85 to $12.35 per share. The Company received TSE approval and subsequently shareholder approval for the repricing in October 2000.

    A summary of the status of the Company's stock option plan is as follows:

	Number of shares	Weighted- average exercise price
Outstanding at May 1, 1999	490,667	$0.35
Granted	2,472,504	11.10
Exercised	(550,600)	0.42
Cancelled	(71,667)	1.53

Outstanding at April 30, 2000	2,340,904	11.65
Granted	2,059,000	13.92
Exercised	(303,958)	2.84
Cancelled	(760,908)	13.26

Outstanding at March 31, 2001	3,335,038	$10.33

Exercisable at March 31, 2001	1,710,131	$9.53

    The following table summarizes information regarding stock options outstanding and exercisable at March 31, 2001:

	Options outstanding			Options exercisable
Exercise prices	Number outstanding	Average remaining contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$0.95— 1.20	316,400	1.4	$1.04	316,400	$1.04
5.65— 6.16	757,676	6.1	5.92	390,376	6.02
12.35—12.50	1,477,458	7.8	12.38	306,875	12.41
13.00—14.20	694,000	2.4	13.94	674,729	13.93
18.85	89,504	8.9	18.85	21,751	18.85

	3,335,038		$10.33	1,710,131	$9.53

    During the year ended April 30, 2000, in order to attract and retain certain sales and executive employees, NVS issued 675,000 restricted common shares (the incentive shares) as additional compensation to existing and targeted employees. Upon the acquisition of NVS on March 16, 2000, these shares were exchanged for restricted common shares of the Company. The incentive shares are subject to vesting over a three to four-year period and will be distributed to each employee only if employed on each of the associated vesting dates.

    During the year ended April 30, 2000, as consideration for services rendered, the Company granted 722,000 stock options to advisors and consultants (the advisors options) at prices ranging from $0.95 to $14.20 per share. Of the stock options granted, 572,000 were fully vested upon grant and related to services already rendered, with the remaining 150,000 stock options vesting based on performance milestones specified in the consulting agreement. The related milestones were not met by the end of the contractual period and none of the 150,000 stock options vested.

    During the eleven months ended March 31, 2001, the Company granted 475,000 stock options to advisors at prices ranging from $6.16 to $13.00 per share. Of the stock options granted, 25,000 were fully vested upon grant, 350,000 vest generally over one year based on the terms of the consulting agreements and 100,000 were to vest based on specified performance milestones. However, these milestones were not met, and none of the 100,000 stock options vested.

(7) Income Taxes

    For the eleven months ended March 31, 2001 and the year ended April 30, 2000, there was no provision for current or deferred income taxes. The income tax effects of the temporary differences that give rise to significant portions of the Company's future tax assets as of March 31, 2001 and April 30, 2000 are presented below by tax jurisdiction (in thousands):

	Canada	United States	United Kingdom	Japan	Total
March 31, 2001:
Future tax assets:
Accruals	$—	185	—	—	185
Net operating losses	368	10,232	1,279	112	11,991

	368	10,417	1,279	112	12,176
Less valuation allowance	(368)	(10,417)	(1,279)	(102)	(12,166)

Deferred tax assets	—	—	—	10	10
Future tax liabilities—capital assets	—	—	—	(10)	(10)

Net future tax assets	$—	—	—	—	—

April 30, 2000:
Future tax assets—net operating losses	$40	396	94	59	589
Less valuation allowance	(40)	(396)	(94)	(56)	(586)

Deferred tax assets	—	—	—	3	3
Future tax liabilities—capital assets	—	—	—	(3)	(3)

Net future tax assets	$—	—	—	—	—

    The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

    A reconciliation of the expected income tax benefit to the actual income tax expense reported in the consolidated statements of operations and accumulated deficit is as follows (in thousands):

	2001	2000
Computed expected income tax benefit at Canadian statutory income tax rate of 43.6%	$(14,265)	(573)
Foreign tax rate differential	1,637	79
Permanent differences	21	—
Nondeductible intangibles	1,027	—
Unrecognized recoveries from losses	11,580	494

Actual income tax expense	$—	—

    The net change in the total valuation allowance for the eleven months ended March 31, 2001 and the year ended April 30, 2000 was an increase of $11,580,000 and $586,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical operating results and projections of future taxable income, management has determined that it is more likely than not that the portion of deferred tax assets not utilized through the reversal of deferred tax liabilities will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

    The Company has Canadian noncapital losses of $779,000 at March 31, 2001 which may be available to apply against future Canadian taxable income. These losses begin to expire in 2007.

    BakBone Software, Inc. has net operating loss carryforwards of US$16,298,000 at March 31, 2001 that are available as reductions to its taxable income in future years. These carryforwards will begin to expire in 2020.

    NVHL has trade loss carryforwards of UK£1,300,000 at March 31, 2001 that are available as reductions to its taxable income in future years. These carryforwards generally have an indefinite carryforward period.

    NVKK has net operating loss carryforwards of ¥42,250,000 at March 31, 2001 that are available as reductions to its taxable income in future years. These carryforwards will begin to expire in 2003.

(8) Restricted Cash

    During the eleven months ended March 31, 2001, in conjunction with a facility lease, the Company was required to enter into a standby letter of credit with a bank whereby $1.2 million was deposited into an investment account to collateralize the letter. As the lease requires the Company to maintain the letter of credit until January 2003, the related restricted cash amount has been classified as long-term.

    The Company maintains credit cards for use by certain executives for business-related expenses. In order to obtain the credit cards, the issuing bank required the Company to cash-secure the total credit limits. As such, during the eleven months ended March 31, 2001, $142,000 was deposited into an investment account at the issuing bank. As the Company may terminate the credit card agreement at any time, the related restricted cash amount has been classified as a current asset.

(9) Retirement Plans

    During the eleven months ended March 31, 2001, the Company established a voluntary deferred contribution plan for employees in the United States (the U.S. Plan) in accordance with the provisions of the Internal Revenue Code Section 401(k). The U.S. Plan allows participants to contribute up to 15% of their annual salary, subject to certain limitations, as provided by federal law. Each year, the Company's Board of Directors determines the amount, if any, of the Company's matching contributions. There were no matching contributions during the eleven months ended March 31, 2001.

    The Company maintains a voluntary defined contribution plan for employees in the United Kingdom (the U.K. Plan). The U.K. Plan allows participants to defer a minimum of 3% of their annual salary with a maximum contribution ranging from 17.5% to 40% of salary, depending on the age of the participant. In addition, the U.K. Plan calls for the Company to annually match 5% of each participant's salary; these matching contributions vest immediately. During the eleven months ended March 31, 2001 and the year ended April 30, 2000, the Company contributed $115,000 and $8,000, respectively.

    The Company currently maintains no retirement plans for employees working in Japan and Canada.

(10) Notes Payable

    The Company has entered into notes payable (notes) and a line of credit with banks in the ordinary course of business. The following is a summary of the Company's notes and line of credit at March 31, 2001 (in thousands):

The following notes were entered into between Tracer KK and a Japanese bank and, as such, are payable in Japanese yen:
An unsecured five-year note at 2.50% interest, dated February 1997, and having a monthly payment of $1.0. A principal of Tracer KK has personally guaranteed this note.	$12
An unsecured five-year note at 2.50% interest, dated February 1998, and having a monthly payment of $1.0. A principal of Tracer KK has personally guaranteed this note.	24
An unsecured seven-year note at 2.50% interest, dated June 1998, and having a monthly payment of $1.5. A principal of Tracer KK has personally guaranteed this note.	77
An unsecured five-year note at 2.325% interest, dated March 2000, and having a monthly payment of $6.2. A principal of Tracer KK has personally guaranteed this note.	299
The following line of credit was entered into between the Company and a bank and is payable in U.S. dollars:
In February 2001, the Company obtained an unsecured line of credit and fully borrowed the available proceeds of $3,942 (US$2,500). The line of credit bears an interest rate of 10% and matures in August 2001. If not repaid upon maturity, the amount borrowed plus accrued interest will be converted into common shares of the Company based on the closing price of the Company's stock on the Toronto Stock Exchange on the maturity date.	3,942

Total	4,354
Less current portion	(4,058)

Long-term portion	$296

    Principal maturities for the Company's notes and line of credit for years ending March 31 are as follows (in thousands):

2002	$4,058
2003	106
2004	93
2005	93
2006	4

Total	$4,354

(11) Related Party Transactions

    A director of the Company is a partner of a law firm that provides legal services to the Company. During the eleven months ended March 31, 2001 and the year ended April 30, 2000, the Company paid the associated law firm $406,000 and $278,000, respectively, relating to the services rendered.

    A director of the Company provided certain consulting and legal advice in connection with the special warrant offering and other operations of the Company. During the eleven months ended March 31, 2001 and the year ended April 30, 2000, the Company paid the director $94,000 and $99,000, respectively, relating to the services rendered.

    A director of the Company provides certain consulting and investor relations services to the Company. During the eleven months ended March 31, 2001 and the year ended April 30, 2000, the Company paid the director $105,000 and $129,000, respectively, relating to the services rendered.

    Prior to the acquisition of NVKK, two directors and officers of the Company provided loans to NVKK. These loans have no maturity date and are interest-free. At March 31, 2001 and April 30, 2000, the balance owed to these individuals totaled $118,000 and $366,000, respectively.

(12) Commitments and Contingencies

(a)
Litigation

    The Company is involved in litigation and claims which arise from time to time in the normal course of business. In the opinion of management, based in part on the advice of legal counsel, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

(b)
Leases

    The Company leases certain facilities and equipment under noncancelable operating and capital leases. Future minimum lease payments for years ending March 31 are as follows (in thousands):

	Capital leases	Operating leases
2002	$373	$2,237
2003	332	2,142
2004	81	1,334
2005	—	1,334
2006	—	852
Thereafter	—	811

Total minimum lease payments	786	$8,710

Less amount representing interest	(105)

Present value of net minimum lease payments, including current portion of $302	$681

    Rent expense for the eleven months ended March 31, 2001 and the year ended April 30, 2000 was $1.8 million and $45,000, respectively.

(13) Segment Information

    Management has determined that the Company operates in two segments, which are the Company's two product lines, NetVault and MagnaVault. Revenues are generated from the licensing of software and sale of support services. Total assets, capital expenditures, depreciation and amortization, interest income and operating expenses are not disclosed by operating segment as they are not specifically related to a particular product line. The following table represents a summary of revenues of the product line operating segments for the eleven months ended March 31, 2001 and the year ended April 30, 2000 (in thousands):

	2001	2000
Revenues
Licensing:
NetVault	$3,602	350
MagnaVault	2,726	—

Total	6,328	350

Services:
NetVault	800	122
MagnaVault	391	—

Total	1,191	122

Other	10	11

Total revenues	$7,529	483

    The following tables represent a summary of revenues, capital assets and intangibles by major geographic region as of and for the eleven months ended March 31, 2001 and as of and for the year ended April 30, 2000 (in thousands):

	2001	2000
Revenues
Licensing:
Europe	$603	46
Asia	3,801	304
North America	1,924	—

Total	6,328	350

Services:
Europe	417	90
Asia	301	32
North America	473	—

Total	1,191	122

Other—Asia	10	11

Total revenues	$7,529	483

	Europe	Asia	North America	Total
Identifiable assets as of March 31, 2001:
Capital assets, net	$802	535	4,554	5,891
Intangibles, net	2,690	—	9,657	12,347

Identifiable assets as of April 30, 2000:
Capital assets, net	$393	32	377	802
Intangibles, net	4,129	—	—	4,129

(14) Subsequent Event

    In May 2001, the Company completed a private placement of 3,000,000 Special Warrants at a price of $5.00 per Special Warrant for gross proceeds of $15 million. Each Special Warrant is exercisable, for no additional consideration, into one common share and one-half share purchase warrant upon receipt of a final prospectus to be filed in the provinces of Alberta and British Columbia. Each full share purchase warrant entitles the holder to purchase one common share at $7.50 and expires on the earlier of (i) 30 days after the date on which the 10-day weighted-average price of the Company's common shares traded on the TSE exceeds $10.00 and (ii) November 15, 2001. The Special Warrants were sold to existing shareholders and Company management.

(15) Differences between Accounting Principles Generally Accepted in Canada and in the United States

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada which differ in certain respects from GAAP in the United States. The material differences between Canadian and United States GAAP affecting the Company's consolidated financial statements are summarized as follows:

(a)
Accounting for Stock-Based Compensation

    For U.S. GAAP purposes, the Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), Emerging Issues Task Force 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees (EITF 96-18), and FASB Interpretation Number 44, Accounting for Certain Transactions Involving Stock Compensation (FIN 44). In addition, SFAS 123 allows entities to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), to stock options granted to employees.

  Stock Options Issued with Exercise Prices Less Than Fair Market Value

    During the eleven months ended March 31, 2001 and the year ended April 30, 2000, a portion of the stock options granted to employees was at a price less than the market value of the Company's stock, per the TSE, on the date of grant. In accordance with APB 25, the excess of the market value over the grant price, the intrinsic value, was recorded as share capital and the related deferred compensation is being amortized on a straight-line basis over the vesting period of the related stock options, generally one to four years.

    Under U.S. GAAP, the Company recorded share capital of $873,000 and $14.2 million related to the intrinsic value of stock options granted during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. The Company recorded compensation expense from the amortization of deferred compensation of $6.3 million and $1.2 million during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. Deferred compensation remaining to be amortized as of March 31, 2001 and April 30, 2000 was $7.6 million and $13 million, respectively.

  Employee Benefit Trust (EBT)

    During the eleven months ended March 31, 2001 and the year ended April 30, 2000, the Company issued 9,000 and 1,961,000 EBT shares to employees, respectively. Under U.S. GAAP, the EBT shares are accounted for in accordance with APB 25, which requires compensation expense to be recorded based on the intrinsic value of the shares issued. The intrinsic value was determined using the closing price per the TSE on the date the related shares were allocated to each employee. The resulting value of the shares was recorded as share capital and the related deferred compensation is being amortized over the related vesting period of generally three years for shares subject to vesting provisions. For those shares which vested immediately, the associated value was recorded directly to compensation expense on the date of grant.

    Under U.S. GAAP, the Company recorded share capital of $125,000 and $84.1 million related to the value of the EBT shares allocated to employees during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. The Company recorded compensation expense of $13.2 million and $43.6 million from the amortization of deferred compensation during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. Deferred compensation remaining to be amortized as of March 31, 2001 and April 30, 2000 was $27.5 million and $40.6 million, respectively.

    As of March 31, 2001 and April 30, 2000, there were 130,000 and 139,000 unallocated shares in the EBT, respectively. The Company recorded the aggregate value of the unallocated shares using the closing price per share on the TSE as of March 31, 2001 and April 30, 2000 of $650,000 and $2.4 million, respectively, in share capital and in employee benefit trust, a contra equity account.

  Incentive Shares

    Under U.S. GAAP, the 675,000 unvested incentive shares issued to employees during the year ended April 30, 2000 are accounted for in accordance with APB 25 which required compensation expense to be recorded based on the intrinsic value of the shares issued. As such, the value of the underlying restricted incentive shares was determined using the closing price per the TSE on the date the incentive shares were allocated to each employee. The resulting value of the incentive shares was recorded as share capital and the related deferred compensation is being amortized over the related vesting period, generally three to four years.

    The Company recorded deferred compensation and share capital of $22.3 million related to the value of the incentive shares issued during the year ended April 30, 2000. In addition, the Company recorded compensation expense of $6.7 million and $1.2 million related to the amortization of deferred compensation during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. Deferred compensation remaining to be amortized as of March 31, 2001 and April 30, 2000 was $12.4 million and $21.1 million, respectively. In addition, during the eleven months ended March 31, 2001, some of the employees holding incentive shares terminated service with the Company resulting in a reversal of share capital and deferred compensation of $2.0 million representing the book value of the unvested shares.

  Advisors' Stock Options

    During the year ended April 30, 2000, the Company granted 722,000 stock options to advisors, of which 572,000 were immediately vested upon grant. Under U.S. GAAP, the fair value of the fully vested stock options is measured on the grant date. However, all of the fully vested options were granted prior to the acquisition of NVS and the related compensation was recorded in the results of operations of Net Resources, having no effect on the results of operations of the Company after applying reverse takeover accounting. The remaining 150,000 stock options granted during the year ended April 30, 2000 had contingent vesting provisions, and as the related milestones were never met, no compensation expense was recorded.

    The Company recorded $1.0 million of compensation expense related to 475,000 stock options granted to advisors during the eleven months ended March 31, 2001. This charge resulted from 350,000 stock options that generally vest over one year and 25,000 stock options that vested immediately. The fair value of these options was determined using the Black-Scholes option-pricing model, and is being recorded to share capital and compensation expense over the vesting period. The remaining 100,000 stock options granted during the eleven months ended March 31, 2001 had contingent vesting provisions, and as the related milestones were not met as of March 31, 2001, no compensation expense was recorded.

  Options Repricing

    In October 2000, the Company repriced 1,698,000 stock options from $18.85 to $12.35 per share. The Company accounts for the repriced stock options using variable plan accounting in accordance with FIN 44. From the date of the repricing to March 31, 2001, the Company's stock price did not exceed the repriced amount of $12.35, and therefore, the Company has recorded no compensation expense related to the repricing.

(b)
Comprehensive Loss

    Under U.S. GAAP, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (SFAS 130), which requires that companies report comprehensive income as a measure of overall performance. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The following table sets forth comprehensive loss for the eleven months ended March 31, 2001 and the year ended April 30, 2000 (in thousands):

	2001	2000
Net loss under U.S. GAAP	$(61,065)	(47,466)
Cumulative exchange adjustment	507	16

Comprehensive loss	$(60,558)	(47,450)

(c)
Amortization of Intangibles

    U.S. GAAP does not permit the disclosure of income before amortization of intangibles, whereas under Canadian GAAP, such disclosure is permitted. Under U.S. GAAP, amortization of intangibles is classified under operating expenses in the consolidated statements of operations and accumulated deficit.

(d)
Loss per Share

    Under U.S. GAAP, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share (SFAS 128), which provides for computing basic loss per share by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed by dividing the net loss for the period by the weighted-average number of common and potential common shares outstanding during the period. Certain securities were excluded from diluted loss per share because of their antidilutive effect.

    Under Canadian GAAP, shares held in escrow are included in the calculation of basic loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

(e)
Tracer Acquisition

    In connection with the acquisition of Tracer, the Company issued 250,000 stock options to principals of Tracer at a price of $6.00 per share. Of the stock options granted, one-third vested immediately and two-thirds vest over a period of two years. Under U.S. GAAP, the fair value of the immediately vested stock options is included in the acquisition cost of Tracer and was determined using the Black-Scholes option-pricing model resulting in a value of $941,000. The additional value resulted in an increase to intangibles associated with the Tracer acquisition of $941,000, of which $261,000 was amortized during the eleven months ended March 31, 2001 under U.S. GAAP. The options that vest over a period of two years are discussed in Note 15(a), Stock Options Issued with Exercise Prices Less Than Fair Value.

(f)
Series C Special Warrants

    In connection with the Special Warrant financing in March 2000, the Company issued 426,000 Series C Special Warrants to a consultant who provided services during 1999 pertaining primarily to the Special Warrant financing. Under U.S. GAAP, the fair value of the warrants is included in share capital as a cost of the financing and, therefore, has no net effect on the Company's stockholders' equity.

(g)
Acquisition of 22% Interest in NVKK

    Under U.S. GAAP, in order to use the carryover basis for an acquisition involving an entity under common control, a company must demonstrate control of greater than 50% of the voting interests of the acquired entity prior to the acquisition. Although the Company has effective control of NVKK through its direct ownership interest combined with the interests owned by certain Company officers and directors, it does not control greater than 50% of the voting rights of NVKK. Therefore, under U.S. GAAP, the Company's purchase of 22% of NVKK on March 1, 2000 is accounted for by using the purchase method of accounting based on the fair value of the consideration. Accordingly, the Company recorded an investment in affiliate and share capital of $3,713,000 for the fair value of the shares issued to consummate the transaction. The fair value of the shares was determined on the date the Company and NVKK reached agreement on the purchase price and the transaction was announced.

(h)
Consolidation of NVKK and Tracer KK

    Under U.S. GAAP, a company must own or demonstrate control of greater than 50% of an acquired entity's voting shares in order to consolidate the entity. The Company has effective control over NVKK and Tracer KK through its respective ownership interest in each of the entities combined with the interests owned by certain Company officers and directors. Under U.S. GAAP, as the Company does not control greater than 50% of the voting interests in either entity, the Company must use the equity method of accounting. Accordingly, the financial position and results of operations of NVKK and Tracer KK have been removed from the consolidated financial statements of the Company as of and for the eleven months ended March 31, 2001 and as of and for the year ended April 30, 2000.

    As of March 31, 2001 and April 30, 2000, the Company recorded an investment in affiliate in the amount of $2,206,000 and $3,542,000, respectively, representing the carrying value of its investment in NVKK. During the eleven months ended March 31, 2001, the Company recorded its 47% share of NVKK's net loss of $202,000. During the year ended April 30, 2000, the Company recorded its 47% share of NVKK's net earnings of $35,000. In addition, as the carrying value of the Company's investment in NVKK exceeds the underlying equity in net assets of NVKK, the Company recorded amortization expense of $1,134,000 and $206,000 during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively, related to the excess carrying value.

    As of March 31, 2001, the Company recorded an investment in affiliate in the amount of $172,000 representing the carrying value of its investment in Tracer KK. During the eleven months ended

March 31, 2001, the Company recorded equity in net loss of affiliate of $31,000 representing the Company's 50% share of Tracer KK's net loss.

(i)
Reconciliation of Net Loss

    The application of U.S. GAAP as described above had the following effects on the Company's net loss for the eleven months ended March 31, 2001 and the year ended April 30, 2000 (in thousands):

	2001	2000
Net loss as reported	$(32,717)	(1,314)
Options issued at less than fair market value	(6,250)	(1,216)
EBT shares	(13,159)	(43,570)
Incentive shares	(6,739)	(1,160)
Options issued to advisors	(1,008)	—
Options issued to principals of Tracer	(261)	—
Amortization of investment in affiliate	(1,134)	(206)
Change from consolidation method to equity method of accounting	203	—

Net loss—U.S. GAAP	$(61,065)	(47,466)

(j)
U.S. GAAP Financial Statements

    The application of United States generally accepted accounting principles as described above has the following effects on the consolidated financial statements as of and for the eleven months ended March 31, 2001 and as of and for the year ended April 30, 2000:

BAKBONE SOFTWARE INCORPORATED

Consolidated Balance Sheets

March 31, 2001 and April 30, 2000

(Canadian dollars in thousands)

	2001			2000
	Canadian GAAP (as reported)	Differences	U.S. GAAP	Canadian GAAP (as reported)	Differences	U.S. GAAP
Assets
Current assets:
Cash and cash equivalents	$6,012	(1,104)	4,908	30,687	(331)	30,356
Restricted cash	142	—	142	—	—	—
Accounts receivable	2,214	(1,163)	1,051	1,088	(355)	733
Other assets	788	(229)	559	469	(60)	409

Total current assets	9,156	(2,496)	6,660	32,244	(746)	31,498
Capital assets, net	5,891	(535)	5,356	802	(32)	770
Restricted cash	1,230	—	1,230	—	—	—
Intangibles, net	12,347	472	12,819	4,129	—	4,129
Receivable from affiliates	—	2,483	2,483	—	—	—
Investment in affiliates	—	2,378	2,378	—	3,542	3,542
Other assets	949	(696)	253	141	(52)	89

Total assets	$29,573	1,606	31,179	37,316	2,712	40,028

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$2,157	(273)	1,884	1,145	(281)	864
Accrued liabilities	1,767	(285)	1,482	943	(183)	760
Deferred revenue	1,058	(234)	824	420	—	420
Current portion of capital lease obligations	302	—	302	13	—	13
Current portion of notes payable	4,058	(116)	3,942	—	—	—
Loans from related parties	118	(118)	—	366	(366)	—

Total current liabilities	9,460	(1,026)	8,434	2,887	(830)	2,057
Capital lease obligations, excluding current portion	379	—	379	—	—	—
Notes payable, excluding current portion	296	(296)	—	—	—	—

Total liabilities	10,135	(1,322)	8,813	2,887	(830)	2,057

Minority interest	158	(158)	—	—	—	—
Shareholders' equity:
Share capital	52,858	125,735	178,593	87	126,778	126,865
Share capital held by subsidiary	(98)	98	—	—	—	—
Special warrants	—	—	—	35,630	—	35,630
Employee benefit trust	—	(650)	(650)	—	(2,363)	(2,363)
Deferred compensation	—	(47,553)	(47,553)	—	(74,711)	(74,711)
Cumulative exchange adjustment	551	(44)	507	26	(10)	16
Accumulated deficit	(34,031)	(74,500)	(108,531)	(1,314)	(46,152)	(47,466)

Total shareholders' equity	19,280	3,086	22,366	34,429	3,542	37,971

Total liabilities and shareholders' equity	$29,573	1,606	31,179	37,316	2,712	40,028

BAKBONE SOFTWARE INCORPORATED

Consolidated Statements of Operations and Accumulated Deficit

Eleven months ended March 31, 2001 and
the year ended April 30, 2000

(Canadian dollars in thousands, except loss per share)

	2001			2000
	Canadian GAAP (as reported)	Differences	U.S. GAAP	Canadian GAAP (as reported)	Differences	U.S. GAAP
Revenues	$7,529	(2,622)	4,907	483	(238)	245
Cost of revenues	1,187	(210)	977	51	(25)	26

Gross margin	6,342	(2,412)	3,930	432	(213)	219

Operating expenses:
Sales and marketing	17,295	2,186	19,481	438	607	1,045
Research and development	4,439	13,626	18,065	276	2,507	2,783
General and administrative	13,436	8,234	21,670	1,109	42,663	43,772
Amortization of intangibles	—	5,090	5,090	—	241	241
Amortization of investment in affiliate	—	1,134	1,134	—	206	206

Total operating expenses	35,170	30,270	65,440	1,823	46,224	48,047

Operating loss	(28,828)	(32,682)	(61,510)	(1,391)	(46,437)	(47,828)
Interest income, net	594	57	651	228	—	228
Amortization of intangibles	(4,829)	4,829	—	(241)	241	—
Foreign exchange gains, net	30	—	30	32	(32)	—
Other income, net	267	(266)	1	58	40	98
Equity in income (loss) of affiliate	—	(237)	(237)	—	36	36
Minority interest	49	(49)	—	—	—	—

Net loss	(32,717)	(28,348)	(61,065)	(1,314)	(46,152)	(47,466)
Accumulated deficit, beginning of year	(1,314)	(46,152)	(47,466)	—	—	—

Accumulated deficit, end of year	$(34,031)	(74,500)	(108,531)	(1,314)	(46,152)	(47,466)

Loss per share	$(0.92)	(1.53)	(2.45)	(0.14)	(5.76)	(5.90)

Weighted-average common shares	35,571,845	(10,668,387)	24,903,458	9,515,933	(1,471,222)	8,044,711

BAKBONE SOFTWARE INCORPORATED

Consolidated Statements of Cash Flows

Eleven months ended March 31, 2001 and
the year ended April 30, 2000

(Canadian dollars in thousands)

	2001			2000
	Canadian GAAP (as reported)	Differences	U.S. GAAP	Canadian GAAP (as reported)	Differences	U.S. GAAP
Cash flows from operating activities:
Net loss	$(32,717)	(28,348)	(61,065)	(1,314)	(46,152)	(47,466)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,911	1,313	7,224	271	200	471
Minority interest	(49)	49	—	—	—	—
Loss on disposal of capital assets	20	—	20	—	—	—
Equity in loss of affiliate	—	237	237	—	(36)	(36)
Amortization of deferred compensation	—	27,156	27,156	—	45,946	45,946
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(663)	471	(192)	67	(4)	63
Other assets	(943)	734	(209)	(228)	44	(184)
Accounts payable	402	399	801	(287)	(88)	(375)
Accrued liabilities	723	(90)	633	666	(34)	632
Deferred revenue	461	(232)	229	14	—	14

Net cash used in operating activities	(26,855)	1,689	(25,166)	(811)	(124)	(935)

Cash flows from investing activities:
Capital expenditures	(4,790)	510	(4,280)	(305)	—	(305)
Acquisitions of businesses, net of cash acquired	(2,369)	(857)	(3,226)	(3,681)	(266)	(3,947)
Proceeds from sale of capital assets	43	—	43	—	—	—

Net cash used in investing activities	(7,116)	(347)	(7,463)	(3,986)	(266)	(4,252)

Cash flows from financing activities:
Reduction of capital lease obligations	(234)	—	(234)	(3)	—	(3)
Proceeds from notes payable	3,942	—	3,942	—	—	—
Payments on notes payable	(153)	153	—	—	—	—
Advances to affiliates	—	(2,483)	(2,483)	—	—	—
Proceeds from issuance of special warrants	—	—	—	37,831	—	37,831
Offering costs related to special warrants	(217)	—	(217)	(2,725)	—	(2,725)
Proceeds from exercise of stock options	864	—	864	187	—	187
Proceeds from exercise of warrants	6,894	—	6,894	235	—	235
Payments on related party loans	(248)	248	—	(67)	67	—
Restricted cash	(1,372)	—	(1,372)	—	—	—

Net cash provided by financing activities	9,476	(2,082)	7,394	35,458	67	35,525

Effect of exchange rate changes on cash and cash equivalents	(180)	(33)	(213)	26	(8)	18

Net (decrease) increase in cash and cash equivalents	(24,675)	(773)	(25,448)	30,687	(331)	30,356
Cash and cash equivalents, beginning of period	30,687	(331)	30,356	—	—	—

Cash and cash equivalents, end of period	$6,012	(1,104)	4,908	30,687	(331)	30,356

BAKBONE SOFTWARE K.K.
(formerly NetVault Corporation)

Financial Statements for
the Year Ended December 31, 1999 and
for the Period from February 2, 1998
(Date of Incorporation) through December 31, 1998

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Board of Directors and shareholders
BakBone Software K.K.:

We have audited the accompanying balance sheets of BakBone Software K.K. (formerly NetVault Corporation) as of December 31, 1999 and 1998, and the related statements of operations, shareholders' capital deficiency, and cash flows for the year ended December 31, 1999 and for the period from February 2, 1998 (date of incorporation) through December 31, 1998 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BakBone Software K.K. (formerly NetVault Corporation) as of December 31, 1999 and 1998, the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United Sates of America.

The accompanying financial statements have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 1 of the notes to financial statements.

KPMG

Tokyo, Japan
June 8, 2001

BAKBONE SOFTWARE K.K.

Balance Sheets

December 31, 1999 and 1998

	Thousands of Yen December 31,		Thousands of U.S. dollars (note 1) December 31, 1999
	1999	1998
Assets
Current assets:
Cash	¥ 17,258	3,077	$168
Receivables:
Trade accounts	28,020	12,536	272
Other	—	395	—
Inventories (note 4)	2,448	1,265	24
Advance payment to NetVault Ltd. (UK)	—	6,789	—
Prepaid expenses and other current assets	1,071	438	10

Total current assets	48,797	24,500	474

Equipment, at cost:
Equipment	2,571	2,268	25
Less accumulated depreciation	(1,065)	(658)	(10)

Net equipment	1,506	1,610	15

Other assets:
Intangibles	352	352	3
Lease deposit	3,427	3,427	33

Total other assets	3,779	3,779	36

Total assets	¥ 54,082	29,889	$525

Liabilities and Shareholders' Capital Deficiency
Current liabilities:
Short-term shareholder loans (note 5)	¥ 38,849	57,228	$377
Payables:
Trade accounts to NetVault Ltd. (UK)	12,905	—	125
Other	882	7,053	9
Income taxes payable	70	58	1
Other current liabilities	13,726	3,577	133

Total current liabilities	66,432	67,916	645

Shareholders' capital deficiency:
Common stock, ¥50,000 par value.
Authorized 800 shares; issued and outstanding 200 shares at December 31, 1999 and 1998, respectively	10,000	10,000	97
Accumulated deficit	(22,350)	(48,027)	(217)

Total shareholders' capital deficiency	(12,350)	(38,027)	(120)

Commitments (note 7)
Total liabilities and shareholders' capital deficiency	¥ 54,082	29,889	$525

See accompanying notes to financial statements.

BAKBONE SOFTWARE K.K.

Statements of Operations

Year ended December 31, 1999 and
Period from February 2, 1998 (date of incorporation) through December 31, 1998

	Thousands of yen		Thousands of U.S. dollars (note 1)
	1999	1998	1999
Net sales	¥115,788	45,093	$1,124

Cost of sales	40,320	23,937	391

Gross profit	75,468	21,156	733

Selling, general and administrative expenses	49,447	68,187	480

Operating income (loss)	26,021	(47,031)	253

Other income (expenses):
Interest income	3	1	—
Other income	3	—	—
Exchange loss	(280)	(939)	(3)

Other expenses—net	(274)	(938)	(3)

Income (loss) before income taxes	25,747	(47,969)	250
Income taxes (note 6)	70	58	1

Net income (loss)	¥ 25,677	(48,027)	$249

See accompanying notes to financial statements.

BAKBONE SOFTWARE K.K.

Statements of Shareholders' Capital Deficiency

Year ended December 31, 1999 and
Period from February 2, 1998 (date of incorporation) through December 31, 1998

		Thousands of yen
	Outstanding number of shares of common stock
		Common stock	Accumulated deficit
Balance at February 2, 1998	200	¥10,000	—
Net loss			¥(48,027)

Balance at December 31, 1998	200	10,000	(48,027)
Net income			25,677

Balance at December 31, 1999	200	¥10,000	¥(22,350)

	Thousands of U.S. dollars (note 1)
	Common stock	Accumulated deficit
Balance at December 31, 1998	$97	$(466)
Net income		249

Balance at December 31, 1999	$97	$(217)

See accompanying notes to financial statements.

BAKBONE SOFTWARE K.K.

Statements of Cash Flows

Year ended December 31, 1999 and
Period from February 2, 1998 (date of incorporation) through December 31, 1998

	Thousands of Yen		Thousands of U.S. dollars (note 1)
	1999	1998	1999
Cash flows from operating activities:
Net income/(loss)	¥ 25,677	(48,027)	$249
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	407	658	4
Increase in receivables	(15,089)	(12,931)	(146)
Increase in inventories	(1,183)	(1,265)	(11)
(Increase) decrease in advance payment	6,789	(6,789)	66
Increase in prepaid expenses and other current assets	(633)	(438)	(6)
Increase in payables to NetVault Ltd. (UK)	12,905	—	125
Increase (decrease) in payables—other	(6,171)	7,053	(60)
Increase in income tax payable	12	58	—
Increase in other current liabilities	10,149	3,577	98

Net cash provided by (used in) operating activities	32,863	(58,104)	319

Cash flows from investment activities:
Purchase of equipment	(303)	(2,268)	(3)
Increase in other assets	—	(3,427)	—
Increase in intangibles	—	(352)	—

Net cash used in investing activities	(303)	(6,047)	(3)

Cash flows from financing activities:
Increase (decrease) in short-term shareholder loans	(18,379)	57,228	(178)
Shares issued	—	10,000	—

Net cash provided by (used in) financing activities	(18,379)	67,228	(178)

Net increase in cash	14,181	3,077	138

Cash at beginning of year/period	3,077	—	30

Cash at end of year/period	¥ 17,258	3,077	$168

See accompanying notes to financial statements.

BAKBONE SOFTWARE K.K.

Notes to Financial Statements

December 31, 1999 and 1998

    1.  Basis of Presenting Financial Statements

    The accompanying financial statements are stated in Japanese yen, the currency of the country in which BakBone Software K.K. (the "Company") is incorporated and principally operates. The translation of Japanese yen amount into U.S. dollar amount is included solely for the convenience of readers outside Japan and have been made at the rate of ¥103 to $1, the approximate rate of exchange at December 31, 1999. Such translation should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

    The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America. In certain respects, effect has been given in the financial statements to adjustments that have not been entered in the company's general books of account, which are maintained principally in accordance with accounting principles and practices prevailing in Japan.

    2.  Incorporation and Business

    The Company was incorporated on February 2, 1998.

    The principal business of the Company is to import, distribute and expand the market in Japan for "NetVault" computer back-up software, produced by NetVault Ltd. (UK), located in the United Kingdom. Pursuant to the terms of the software license distribution agreement entered into between NetVault Ltd. and the Company, NetVault Ltd. may terminate the agreement at any time, without cause, upon six months written notice, and may terminate the agreement upon ninety days written notice in the event of a material breach or if payments made to it from the Company are less than US$500,000 from October 23, 1997, the effective date of the agreement, to May 31, 1998, or less than $1.5 million from the effective date of the agreement to May 31, 1999, or less than $750,000 during any subsequent year.

    3.  Summary of Significant Accounting Policies

      (a)  Inventories

      Inventories are stated at the lower of cost determined by the first-in, first-out method, or market.

      (b)  Equipment

      Equipment is stated at cost. Depreciation is computed by the declining-balance method based on the estimated useful lives of the assets.

      (c)  Income Taxes

      Income taxes are accounted for in accordance with the liability method in which the tax effect of temporary differences between the financial statements and income tax basis of assets and liabilities is recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided for any portion of the deferred tax assets where it is not considered more likely than not that they will be realized.

      (d)  Foreign Currency Translation

      Short-term receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rates prevailing at each balance sheet date.

      (e)  Revenue Recognition

      Sales of software is recognized when the Company ships the software package to customers pursuant to the customer's purchase orders.

    4.  Inventories

    Inventories at December 31, 1999 and 1998, consisted of the following:

	Thousands of yen		Thousands of U.S. dollars (note 1)
	1999	1998	1999
Merchandise	¥1,848	1,265	$18
Raw material and supplies	600	—	6

Total	¥2,448	1,265	$24

    5.  Related Party Transactions

    The Company purchases its inventories mainly from NetVault Ltd. (UK), which owns 25% of the outstanding stock of BakBone Software K.K.

    Patrick Barcus, Representative Director, and Anthony Cerqueira, Director, have made interest-free loans to the Company. These loans have no specific maturity dates and are provided to the Company to purchase goods from NetVault Ltd. (UK), and for other capital needs.

    As shown in the accompanying financial statements, the Company has experienced significant operating losses resulting in a net capital deficiency, and therefore, its continued existence is dependent upon the resolution of Company's liquidity issues. In order to resolve such issues, management of the Company has taken several steps to achieve profitable operations. In addition, the Parent has agreed that they will provide the Company with the financial support to ensure continued existence. Accordingly, management of the Company remains confident that it will be able to continue operating as a going concern.

    6.  Income Taxes

    The Company is subject to corporate tax, inhabitants tax and enterprise tax based on the income which, in the aggregate, resulted in a normal effective statutory rate of 42% and 48% in 1999 and 1998, respectively. Income taxes incurred in 1999 and 1998 were per capita portion only. The Company incurred tax losses in 1998, which can be used as a deduction in the determination of taxable income in future periods through 2003.

    Components of the deferred tax assets at December 31, 1999 and 1998 were as follows:

	Thousands of yen		Thousands of U.S. dollars (note 1)
	1999	1998	1999
Net operating loss carryforwards	¥7,633	19,972	$74
Accruals and other items	2,802	3,048	27

Gross deferred tax assets	10,435	23,020	101

Less valuation allowance	(10,435)	(23,020)	(101)

Net deferred tax assets	¥—	—	$—

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical operating results and projections for the taxable income for the future, management has determined that it is more likely than not that the portion of deferred tax assets not utilized through reversal of deferred tax liabilities will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company has a tax loss carryforward of ¥18,173 thousand and ¥41,608 thousand for the year ended December 31, 1999 and for the period from February 2, 1998 through December 31, 1998, respectively, which expires in 2003.

    Income tax expense consists of per capita tax only but not other current or deferred income taxes.

    A reconciliation of the combined statutory tax rates for the year ended December 31, 1999 and for the period from February 2, 1998 through December 31, 1998 to the effective rates of income tax reflected in the accompanying statements of operations is as follows:

	1999	1998
Statutory income tax rate	42.0%	(48.0)%
Operating loss	—	41.6
Loss carryforwards used	(38.2)	—
Accrued expense disallowed	(2.4)	4.1
Other	(1.4)	2.3

Effective income tax rate	0.0%	0.0%

    7.  Commitments

    The Company occupies office space under a cancelable lease agreement. The lease deposit made under this agreement is included in other assets on the accompanying balance sheets. Rent expenses for the year ended December 31, 1999 and for the period from February 2, 1998 (date of incorporation) through December 31, 1998 amounted to ¥5,018 thousand and ¥5,116 thousand, respectively.

    The Company had no non-cancelable lease commitments at December 31, 1999 and 1998.

BAKBONE SOFTWARE LIMITED

(FORMERLY NETVAULT LIMITED)

Audited financial statements

Years ended 31 December 1999 and 1998

BakBone Software Limited
(formerly NetVault Limited)

Audited financial statements

Years ended 31 December 1999 and 1998

Contents

Independent Auditors' Report	94
Profit and loss accounts for the years ended 31 December 1999 and 1998	95
Balance sheets as at 31 December 1999 and 1998	96
Cash flow statements for the years ended 31 December 1999 and 1998	97
Notes to the financial statements	99

Independent Auditors' Report

To the Board of Directors of BakBone Software Limited (formerly NetVault Limited)

    We have audited the accompanying balance sheets of BakBone Software Limited (formerly NetVault Limited) as of 31 December 1999 and 1998, and the related profit and loss accounts and cash flow statements for the years then ended. These financial statements are the responsibility of BakBone Software Limited's (formerly NetVault Limited's) management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of BakBone Software Limited (formerly NetVault Limited) as of 31 December 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United Kingdom.

    Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected net income (loss) for the years ended 31 December 1999 and 1998, and shareholders' deficit as of 31 December 1999 and 1998, to the extent summarised in note 24 of the financial statements.

KPMG
Chartered Accountants

Southampton, England
8 June 2001

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Years ended 31 December 1999 and 1998

Profit and loss accounts
for the years ended 31 December 1999 and 1998

	Note	Restated (see note 2) 1999 £	1998 £
Turnover	1, 2	1,059,170	588,896
Cost of sales		(340,992)	(73,707)

Gross profit		718,178	515,189
Administrative expenses	2	(704,677)	(772,931)
Other operating income		5,054	—

Operating profit/(loss)	3	18,555	(257,742)
Interest receivable and similar income	6	1,933	3,199
Interest payable and similar charges	7	(6,614)	(20,637)

Profit/(loss) on ordinary activities before taxation		13,874	(275,180)
Tax on profit/(loss) on ordinary activities	8	(391)	6,800

Profit/(loss) for the financial period		13,483	(268,380)
Dividends	9	(1)	—

Retained profit/(loss) for the year		13,482	(268,380)
Retained loss brought forward		(268,380)	—

Retained loss carried forward		(254,898)	(268,380)

    There are no recognised gains and losses other than the profit for the financial period of £13,483 for the year ended 31 December 1999 and the loss for the financial period of £268,380 for the year ended 31 December 1998. There is no difference between the results reported above and their historical cost equivalents. All of the above results relate to continuing operations. All of the results for 1998 relate to an acquired business.

The accompanying notes are an integral part of these financial statements.

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Years ended 31 December 1999 and 1998

Balance sheets
At 31 December 1999 and 1998

		Restated (see note 2) 1999		1998
	Note	£	£	£	£
Fixed assets
Intangible assets	11		3		3
Tangible assets	12		164,322		186,360
Investments	13		—		25

			164,325		186,388
Current assets
Stocks		1,460		197,192
Debtors	14	455,317		71,753
Cash at bank and in hand		76,500		222,553

		533,277		491,498
Creditors: amounts falling due within one year	15	(802,400)		(788,423)

Net current liabilities			(269,123)		(296,925)

Total assets less current liabilities			(104,798)		(110,537)

Creditors: amounts falling due after more than one year	16		—		(7,743)

Net liabilities			(104,798)		(118,280)

Capital and reserves
Called up share capital	18		150,100		150,100
Profit and loss account			(254,898)		(268,380)

Deficit on equity shareholders' funds			(104,798)		(118,280)

The accompanying notes are an integral part of these financial statements.

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Years ended 31 December 1999 and 1998

Cash flow statements
For the years ended 31 December 1999 and 1998

		1999		1998
	Note	£	£	£	£
Net cash (outflow)/inflow from operating activities	22		(54,024)		132,165
Returns on investment and servicing of finance
Interest received		1,933		3,199
Interest paid		(2,459)		(11,270)
Interest on finance leases		(4,155)		(9,367)

			(4,681)		(17,438)
Capital expenditure
Payments to acquire tangible fixed assets		(13,748)		(291,570)
Receipts from sales of tangible fixed assets		2,774		65,410
Payments to acquire intangible fixed assets		—		(3)

			(10,974)		(226,163)

Equity dividends paid			(1)		—

Financing
Issuing of ordinary share capital		—		150,000
Capital element of finance lease rental payments		(23,971)		(14,337)

			(23,971)		135,663

(Decrease)/increase in cash			(93,651)		24,227

The accompanying notes are an integral part of these financial statements.

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Years ended 31 December 1999 and 1998

Reconciliation of net cash flow to movement in net debt

	1999 £	1998 £
(Decrease)/increase in cash in the year	(93,651)	24,227
Cash outflow from decrease/(increase) in debt and lease financing	23,971	14,337

Change in net funds resulting from cash flows	(69,680)	38,564
New finance leases	(16,315)	(32,729)

Movement in cash in the year	(85,995)	5,835
Net cash/(debt) at start of year	5,823	(12)

Net (debt)/cash at end of year	(80,172)	5,823

The accompanying notes are an integral part of these financial statements.

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Years ended 31 December 1999 and 1998

Notes
(forming part of the financial statements)

1  Accounting policies

    The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the company's financial statements.

Basis of preparation

    The financial statements have been prepared in accordance with applicable accounting standards, and under the historical cost accounting rules. The financial statements have also been prepared on the going concern basis because the company's ultimate holding company has undertaken to provide such financial and other support as is necessary for the company to continue to trade for the foreseeable future.

Intangible fixed assets and amortisation

    Intangible assets acquired as part of an acquisition are capitalised at their fair value where this can be measured reliably. Intangible assets are amortised on a straight line basis over their estimated useful life of 10 years.

Fixed assets and depreciation

    Depreciation is provided to write off the cost less estimated residual value of each asset over its expected useful life as follows:

Fixtures and fittings	15% of net book value per annum
Computer equipment	33 1/3% of net book value per annum
Motor vehicles	25% of net book value per annum

Foreign currencies

    Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Leases

    Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in creditors. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Money purchase pension scheme

    The company operates a money purchase pension scheme. The assets of the scheme are held separately from those of the company in an independently administered fund. The amount charged against profits represents the contributions payable to the scheme in respect of the accounting period.

Research and development

    Expenditure on research and development is written off against profits in the year in which it is incurred.

Stocks

    Stocks are stated at the lower of cost and net realisable value utilising the first-in first-out inventory method.

Taxation

    The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred tax only to the extent that it is probable that an actual liability will crystallise.

Turnover

    Turnover represents the amounts derived from the provision of goods and services which fall within the company's ordinary activities, stated net of value added tax.

    Income from the sale of software is recognised when a contract with a customer has been executed, the collection of the related receivables is deemed probable by management and the delivery to and acceptance by customers of software products has occurred and in advance of them requesting a key to have permanent access to this software. The permanent key is not required for the customer to access fully functional software, nor is the customer's obligation contingent on receipt of the key. An accrual is made at the period end, based on historical trends, to cover anticipated future returns from customers.

    Income invoiced in advance on maintenance contracts and development projects is deferred and released to the profit and loss account over the period of the contract or project.

Cash and liquid resources

    Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand. Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market.

2  Restatement of the financial statements for the year ended 31 December 1999

    Management has reconsidered the appropriateness of recognising an amount of £192,115, which was received from a re-seller in 1999, as revenue in the company's 1999 financial statements. During 1999, the company entered into a contract with the re-seller whereby the company was to produce a plug-in component to the re-seller's own developed product. The contract called for the re-seller to advance US$350,000 to the company to fund the development work. This advance was to be repaid by deducting 50% of the royalty fee payable to the company under a re-seller agreement on future sales of the plug-in. After recouping the full amount of the advance, the re-seller would remit the full royalty fee to the company for each sale made. Management now believes the correct treatment is to record the receipt of the US$350,000 advance as deferred income until the future sales of the plug-in are made by the re-seller. As 50% of the sales price is remitted by the re-seller, the other 50% will be released from deferred income. The effect of the restatement on the profit and loss account for the year ended 31 December 1999 is to reduce revenue and profit by £192,115. In addition, management recognises the need to accrue in the company's 1999 financial statements for a £17,904 cash payment made in the year ended 31 December 2000 in respect of overtime worked during 1999 on the plug-in development. The effect of the accrual on the profit and loss account for the year ended 31 December 1999 is to increase administrative expenses and reduce profit by £17,904. A consequential tax adjustment related to the reduced revenues from the re-seller agreement has been made, and the tax charge for the year ended 31 December 1999 has been reduced from £5,060 to £391. The profit and loss account and balance sheet have been restated to reflect these changes.

3  Operating profit/(loss)

	1999 £	1998 £
Profit/(loss) on ordinary activities before taxation is stated after charging:
Auditors' remuneration:
Audit	5,500	6,000
Depreciation and other amounts written off tangible fixed assets:
Owned	37,043	57,483
Leased	11,288	10,658
Loss on disposal of fixed assets	996	4,388
Research and development	270,406	224,530

4  Remuneration of directors

	1999 £	1998 £
Directors' emoluments	154,110	112,787
Company contributions to money purchase pension schemes	9,027	13,031

    The directors' emoluments in 1998 were settled by way of a management charge payable to Willow Limited.

    Retirement benefits are accruing to two directors (1998: 2) under money purchase schemes.

5  Staff numbers and costs

	Number of employees
	1999	1998
Average number of persons employed by the company (including directors)	15	13

    The aggregate payroll costs of these persons were as follows:

	1999 £	1998 £
Wages and salaries	417,147	335,384
Social security costs	41,620	44,865
Other pension costs	19,842	21,814

	478,609	402,063

6  Interest receivable and similar income

	1999 £	1998 £
Bank interest receivable	1,933	3,199

7  Interest payable and similar charges

	1999 £	1998 £
Finance lease interest	4,155	9,367
Bank interest payable	2,459	11,270

	6,614	20,637

8  Taxation

	1999 £	1998 £
UK Corporation tax at 20.25% (1998: 21%)	391	(6,800)

    At 31 December 1999, tax losses amounting to £191,639 (1998: £203,306) are available to relieve future profits of the company.

9  Dividends

	1999 £	1998 £
Equity shares:
Paid—0.0007p per share	1	—

10 Acquisitions

    On 30 April 1998 NetVault Limited acquired the trade and certain of the assets of Willow Limited a fellow subsidiary for a consideration of £225,263.

Book and fair values £
Fixed assets
Intangible	3
Tangible	294,696

Total assets	294,699

Creditors—amounts falling due within one year
Obligations under finance leases	(47,427)
Creditors—amounts falling due after one year
Obligations under finance leases	(22,009)

Total liabilities	(69,436)

Net assets	225,263

Discharged by:
Cash	75,263
Shares	150,000

225,263

    Willow Limited had the following trading results for the full and part financial years prior to acquisition:

	4 months ended 30 April 1998 £	Year ended 31 December 1997 £
Turnover	135,655	1,556,284

Operating (loss)/profit	(164,180)	132,130
Other income	4,843	19,289
Net interest payable	(23,781)	(31,362)

(Loss)/profit before taxation	(183,118)	120,057
Taxation	51,130	(11,386)

(Loss)/profit after taxation	(131,988)	108,671

11 Intangible fixed assets

Goodwill and intellectual property £
Cost and net book value
At 1 January 1998, 31 December 1998 and 1999	3

    On 21 December 1999, the company's intangible assets were sold to Willow Group Limited, the company's then ultimate parent company, for £3. Willow Group Limited subsequently transferred the intangible assets to NetVault Holdings Limited (formerly Bondco 742 Limited), the company's then immediate and ultimate parent company. The company reacquired the intangible assets from NetVault Holdings Limited on the same date for £3.

12 Tangible fixed assets

	Fixtures and fittings £	Computer equipment £	Motor vehicles £	Total £
Cost
At 1 January 1998	—	—	—	—
Transfer from immediate parent undertaking	89,200	98,197	107,299	294,696
Additions	980	14,027	14,596	29,603
Disposals	—	—	(28,989)	(28,989)
Transfer to fellow subsidiary undertaking	—	—	(55,851)	(55,851)

At 31 December 1998	90,180	112,224	37,055	239,459
Additions	—	30,063	—	30,063
Disposals	—	—	(3,432)	(3,432)
Transfer to fellow subsidiary undertaking	—	(1,774)	—	(1,774)

At 31 December 1999	90,180	140,513	33,623	264,316

Depreciation
At 1 January 1998	—	—	—	—
Charge for the year	9,392	36,140	22,609	68,141
Eliminated on disposals	—	—	(5,027)	(5,027)
Transfer to fellow subsidiary undertaking	—	—	(10,015)	(10,015)

At 31 December 1998	9,392	36,140	7,567	53,099
Charge for year	10,978	31,050	6,303	48,331
On disposals	—	—	(1,436)	(1,436)

At 31 December 1999	20,370	67,190	12,434	99,994

Net book value
At 31 December 1999	69,810	73,323	21,189	164,322

At 31 December 1998	80,788	76,084	29,488	186,360

    The net book value of motor vehicles includes £21,189 (1998: £27,510) in respect of assets held under hire purchase and finance lease agreements. The amount of depreciation in respect of such assets amounted to £6,303 (1998: £6,113) for the period. The net book value of computer equipment and fixtures and fittings includes £11,329 (1998: £15,712) in respect of assets held under hire purchase and finance lease agreements. The amount of depreciation in respect of such assets amounted to £4,985 (1998: £4,545) for the period.

13 Fixed asset investments

Shares in subsidiary undertaking £
Cost
At 1 January 1998, 31 December 1998 and 1999	25

Provision
At 1 January 1998	—
Provided in year	—

At 31 December 1998	—
Provided in year	25

At 31 December 1999	25

Net book value
At 31 December 1999	—

At 31 December 1998	25

    The company's fixed asset investments consist of 100% of the ordinary share capital of NetVault Inc, a dormant company incorporated in the US.

14 Debtors

	1999 £	1998 £
Trade debtors	297,323	22,099
Amounts owed by group undertakings	40,198	2,839
Other debtors	39,543	38,812
Prepayments and accrued income	71,453	1,203
Recoverable taxation	6,800	6,800

	455,317	71,753

15 Creditors: amounts falling due within one year

	1999 £	1998 £
Bank overdraft	145,936	198,338
Obligations under finance leases (see note 16)	10,736	10,649
Trade creditors	41,068	259,833
Amounts owed to group undertakings	111,191	267,802
UK Corporation tax	391	—
Other taxes and social security	36,384	21,042
Other creditors	7,239	4,500
Accruals and deferred income	449,455	26,259

	802,400	788,423

    Obligations under finance leases are secured by related leased assets.

    As at 31 December 1999 and 1998 the company's bank overdraft was secured by a fixed and floating charge over all the fixed and current assets of the company. The bank overdraft is repayable on demand and interest is charged at 2.5% above bank base rate.

    Accruals and deferred income include £192,115 (1998: £Nil) of deferred income relating to funding received for the development of a plug-in component for a re-seller (see note 2), and £232,831 (1998: £17,817) of deferred income relating to maintenance contracts (see note 1).

16 Creditors: amounts falling due after more than one year

	1999 £	1998 £
Obligations under finance leases	—	7,743

Analysis of debt:

	1999 £	1998 £
Debt can be analysed as falling due:
In one year or less, or on demand	145,936	198,338

    The maturity of obligations under finance leases is as follows:

	1999 £	1998 £
Within one year	13,218	12,920
In the second to fifth years	—	10,316

	13,218	23,236
Less future finance charges	(2,482)	(4,844)

	10,736	18,392

17  Provisions for liabilities and charges

Deferred taxation

    There was no provision for deferred taxation at 31 December 1999 or 1998. There are no unprovided deferred taxation liabilities at either year end. As at 31 December 1999, the company had a deferred tax asset of £5,231 (1998: £6,950). This asset has not been recognised because, in the opinion of management, its realisation is not assured beyond reasonable doubt.

18  Called up share capital

	1999 £	1998 £
Authorised
250,000 ordinary shares of £1 each	250,000	250,000

Allotted, called up and fully paid
150,100 ordinary shares of £1 each	150,100	150,100

    On 11 March 1998, the authorised share capital was increased from 100 to 250,000 ordinary shares of £1 each. On 30 April 1998, a further 150,000 ordinary shares of £1 each were issued at par (see note 10).

19  Reconciliation of movements in shareholders' funds/(deficit)

	1999 £	1998 £
Profit/(loss) for the financial period	13,483	(268,380)
New share capital subscribed	—	150,000
Dividends	(1)	—

Net addition to/(reduction in) shareholders' funds	13,482	(118,380)
Opening shareholders' (deficit)/funds	(118,280)	100

Closing shareholders' deficit	(104,798)	(118,280)

20  Operating lease commitments

    Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings
	1999 £	1998 £
Leases which expire:
Within two to five years	40,000	40,000

21  Related party disclosures

    During the years ended 31 December 1999 and 1998, the company entered into transactions, in the ordinary course of business, with various related parties. Transactions entered into and trading balances outstanding at 31 December 1999 and 1998 are as follows:

	Sales to related party £	Purchases from related party £	Amounts owed by related party £	Amounts owed to related party £
Related party
Willow Group Limited
1999	3	—	—	—
1998	—	—	—	—
Willow Limited
1999	—	—	292	48,880
1998	292	3,067	292	230,728
Willow Starcom Limited
1999	7,034	24,432	9,581	62,311
1998	2,547	24,432	2,547	37,074
NetVault Holdings Limited
1999	—	3	—	—
1998	—	—	—	—
NetVault Corporation
1999	155,183	—	30,325	—
1998	55,906	—	—	—

    Until 21 December 1999 the company's immediate and ultimate parent companies were Willow Limited and Willow Group Limited, respectively, and Willow Starcom Limited was a fellow subsidiary.

    With effect from 21 December 1999 the company's immediate and ultimate parent became NetVault Holdings Limited.

    During the years ended 31 December 1999 and 1998 the company owned 25% of the issued share capital of NetVault Corporation.

22  Reconciliations of operating profit/(loss) to net cash (outflow)/inflow from operating activities

	1999 £	1998 £
Operating profit/(loss)	18,555	(257,742)
Depreciation charge	48,331	68,141
Loss on disposal of tangible fixed assets	996	4,388
Decrease/(increase) in stocks	195,732	(197,192)
Increase in debtors	(383,564)	(64,866)
Increase in creditors	65,901	579,436
Write down of fixed asset investments	25	—

Net cash (outflow)/inflow from operating activities	(54,024)	132,165

23  Analysis of net (debt)/funds

	At 1 January 1998 £	Cash flows £	Other changes £	At 31 December 1998 £
Cash in bank, at hand	—	222,553	—	222,553
Overdraft	(12)	(198,326)	—	(198,338)

	(12)	24,227	—	24,215
Debt due within one year
Finance leases	—	14,337	(24,986)	(10,649)
Debt due after one year
Finance leases	—	—	(7,743)	(7,743)

	(12)	38,564	(32,729)	5,823

	At 1 January 1998 £	Cash flows £	Other changes £	At 31 December 1998 £
Cash in bank, at hand	222,553	(146,053)	—	76,500
Overdraft	(198,338)	52,402	—	(145,936)

	24,215	(93,651)	—	(69,436)
Debt due within one year
Finance leases	(10,649)	23,971	(24,058)	(10,736)
Debt due after one year
Finance leases	(7,743)	—	7,743	—

	5,823	(69,680)	(16,315)	(80,172)

24
Summary of differences between United Kingdom and United States of America generally accepted accounting principles ("UK GAAP" and "US GAAP")

    The company's financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The significant differences affecting the company relate principally to the following items and the effects of the adjustments on net income/(loss) for the years ended 31 December 1999 and 1998, and deficit on shareholders' funds as at 31 December 1999 and 1998 are as set out below.

(a)
Statement of cash flows—basis of preparation:  Under UK GAAP, cash flow statements are presented in accordance with UK Financial Reporting Standard No. 1 (revised 1996) ("FRS 1"). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

      Under SFAS No. 95 cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1, cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

      Under FRS 1, cash flows are presented separately for operating activities; returns on investments and servicing of finance; taxation; and capital expenditure. Under SFAS No. 95, cash flows are reported as resulting from operating, investing and financial activities.

      Cash flows under FRS 1 in respect of interest received, interest paid and taxation would be included within operating activities under SFAS No. 95.

      A summarised cash flow under US GAAP is as follows:

	1999 £	1998 £
Cash (outflow)/inflow from operating activities	(58,705)	114,727
Cash outflow on investing activities	(10,974)	(226,163)
Cash (outflow)/inflow from financing activities	(23,972)	135,663

(Decrease)/increase in cash and cash equivalents	(93,651)	24,227
Cash and cash equivalents at the start of the year	24,215	(12)

Cash and cash equivalents at the end of the year	(69,436)	24,215

(b)
Deferred tax asset:  Deferred corporation tax has, in accordance with UK GAAP, been provided under the liability method to the extent that it is probable that a liability will crystallise in the foreseeable future. Deferred taxes are accounted for under US GAAP by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that deferred taxes be provided fully for all temporary differences between carrying values for financial reporting purposes and the tax bases of assets and liabilities. A valuation allowance is established for deferred tax assets to the extent that it is "more likely than not" that such assets will not be realised.

      The gross deferred tax asset under US GAAP would be £38,644 (1998: £44,588). A full valuation allowance has been set up against this so that there would be no (1998: £Nil) net deferred tax asset.

(c)
Accounting for subsidiary undertakings: Under UK GAAP the company is exempt from the requirement to prepare consolidated financial statements by virtue of its size.

      Under US GAAP Accounting Research Bulletin 51 "Consolidated Financial Statements", the company is required to prepare consolidated financial statements. Such consolidated financial statements would present the results of operations, financial positions and cash flows of both the company and its subsidiary, NetVault Inc.

      Consolidation of NetVault Inc with the financial statements of the company would increase net income and reduce deficit on shareholders' funds by £25 for the year ended 31 December 1999 and would have no effect (on either the net loss or deficit on shareholders' funds) for the year ended 31 December 1998.

25  Parent company and ultimate controlling party

    At 31 December 1998 and 1999, the company was a subsidiary undertaking of Willow Group Limited and NetVault Holdings Limited respectively. Both Willow Group Limited and NetVault Holdings Limited are companies registered in England and Wales. Willow Group Limited did not prepare consolidated financial statements for 1998 and NetVault Holdings Limited did not prepare consolidated financial statements for 1999. Following the acquisition on 16 March 2000 of NetVault Holdings Limited, the company's ultimate parent company became BakBone Software Inc, a company registered in Canada.

TRACER TECHNOLOGIES, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

GOLD, LEINS & ADOFF Certified Public Accountants
Donald Gold, CPA Charles R. Leins, CPA Stanley Adoff, CPA
——
Members of the American Institute of Certified Public Accountants

Board of Directors
Tracer Technologies, Inc.
Gaithersburg, Maryland

INDEPENDENT AUDITORS' REPORT

    We have audited the accompanying consolidated balance sheets of Tracer Technologies, Inc. and Subsidiary (Tracer Japan, K.K.) as of March 31, 2000, 1999 and 1998 and the related consolidated statements of income and retained earnings, changes in stockholders' equity, and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions as of March 31, 2000, 1999 and 1998, and the results of operations and cash flows for the years then ended of Tracer Technologies, Inc. and Subsidiary in conformity with generally accepted accounting principles.

(Signed) "GOLD, LEINS & ADOFF"
July 1, 2000
Rockville, Maryland

51 Monroe Street · Suite 1900 · Rockville, Maryland 20850
301-340-6300 Office · 301-340-7168 Telefax

TRACER TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

March 31, 2000, 1999 and 1998

	2000	1999	1998
	($U.S.)	($U.S.)	($U.S.)
ASSETS
Current assets:
Cash	$902,243	$572,690	$595,792
Accounts receivable	463,743	470,292	359,555
Prepaid expenses	61,312	48,942	80,283
Advances	634	45,316	153,435

Total current assets	1,427,932	1,137,240	1,189,065
Fixed assets:
Furniture and equipment	353,963	268,384	202,060
Less: accumulated depreciation	(169,002)	(108,589)	(64,027)

Total fixed assets	184,961	159,795	138,033
Other assets:
Deposits	14,526	12,785	6,925
Intangible assets, net of accumulated amortization	1,827	1,626	349

Total other assets	16,353	14,411	7,274

Total assets	$1,629,246	$1,311,446	$1,334,372

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$374,861	$320,942	$352,137
Accrued expenses	166,392	246,327	350,963
Deferred income taxes	1,774	2,730	3,117
Deferred revenue	166,097	263,040	195,223
Notes payable—current portion	97,139	33,345	41,180

Total current liabilities	806,263	866,384	942,620
Long term liabilities
Notes payable—long-term	323,764	133,270	66,320

Total liabilities	1,130,027	999,654	1,008,940
Stockholders' equity:
Controlling interests:
Common stock	137,755	137,755	137,755
Retained earnings	230,105	116,134	156,298

	367,860	253,889	294,053
Minority interests	131,359	57,903	31,379

Total stockholders' equity	499,219	311,792	325,432

Total liabilities and stockholders' equity	$1,629,246	$1,311,446	$1,334,372

See accompanying notes and independent auditors' report.

TRACER TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the years ended March 31, 2000, 1999 and 1998

	2000	1999	1998
	($U.S.)	($U.S.)	($U.S.)
Sales, net	$3,692,039	$3,384,462	$4,273,932
Cost of goods sold	96,476	286,389	456,309

Gross profit	3,595,563	3,098,073	3,817,623
Operating expenses:
General and administrative expenses	1,131,505	1,160,661	1,905,779
Marketing and sales expenses	897,584	985,315	1,019,957
Research and development costs	1,393,451	986,307	510,138

Total operating expenses	3,422,540	3,132,283	3,435,874

Net income (loss) from operations	173,023	(34,210)	381,749
Other income and expenses:
Interest income	11,603	7,788	8,120
Interest expense	(4,946)	(3,203)	(3,319)
Loss on disposal of fixed assets	—	(1,280)	—
Minority interests in income of subsidiary	(64,588)	(22,576)	(49,574)
Foreign currency gain (loss)	59,667	26,626	(37,889)

Net income (loss) before provision for income taxes	174,759	(26,855)	299,087
Provision for income taxes	60,788	13,309	44,972

Net income (loss)	113,971	(40,164)	254,115
Retained earnings (deficit), beginning of year	116,134	156,298	(97,817)

Retained earnings, end of year	$230,105	$116,134	$156,298

See accompanying notes and independent auditors' report.

TRACER TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended March 31, 2000, 1999 and 1998

	Common Stock	Retained Earnings (Deficit)	Total
	($U.S.)	($U.S.)	($U.S.)
Balance April 1, 1997	$137,755	$(97,817)	$39,938
Net income	—	254,115	254,115

Balance March 31, 1998	137,755	156,298	294,053
Net (loss)	—	(40,164)	(40,164)

Balance March 31, 1999	137,755	116,134	253,889
Net income	—	113,971	113,971

Balance March 31, 2000	$137,755	$230,105	$367,860

See accompanying notes and independent auditors' report.

TRACER TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2000, 1999 and 1998

	2000	1999	1998
	($U.S.)	($U.S.)	($U.S.)
Cash flows from operating activities:
Net income (loss)	$113,971	$(40,164)	$254,115
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	60,413	44,562	30,533
Increase in minority interest in subsidiary	73,456	26,524	11,776
(Increase) decrease in assets:
Accounts receivable	6,549	(110,737)	154,386
Prepaid expenses	(12,370)	31,341	(17,135)
Advances	44,682	108,119	(144,091)
Deposits	(1,741)	(5,860)	(5,107)
Increase (decrease) in liabilities:
Accounts payable	53,919	(31,195)	(87,381)
Accrued expenses	(79,935)	(104,636)	47,686
Deferred income taxes	(956)	(387)	1,745
Deferred revenue	(96,943)	67,817	105,014

Net cash provided (used) by operating activities	161,045	(14,616)	351,541
Cash flows from investing activities:
Purchase of fixed assets	(85,579)	(66,324)	(107,552)
Intangible assets	(201)	(1,277)	51,803

Net cash (used) by investing activities	(85,780)	(67,601)	(55,749)
Cash flows from financing activities:
Net proceeds from notes payable	254,288	59,115	24,016

Increase (decrease) in cash	329,553	(23,102)	319,808
Cash, beginning of year	572,690	595,792	275,984

Cash, end of year	$902,243	$572,690	$595,792

Supplemental disclosures:
Cash paid for income taxes	$80,930	$59,621	$23,320

Cash paid for interest	$4,946	$3,203	$3,319

See accompanying notes and independent auditors' report.

TRACER TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2000, 1999 and 1998

1. DESCRIPTION OF THE COMPANIES

    The accompanying consolidated financial statements include the following entities hereinafter referred to as "the Companies":

  Tracer Technologies, Inc. (the Company) is a Maryland Corporation formed with the purpose of developing, researching and marketing software and peripherals. The Company sells its products nationally and internationally.

  Tracer Technologies Japan, K.K. (Subsidiary) is a Japanese entity formed with the primary purpose of marketing Tracer Technologies, Inc. software and peripherals in the Japan and the associated regions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

    The consolidated financial statements of the Companies are prepared using the accrual basis of accounting where as revenues are recognized when earned and expenses are recognized when incurred in accordance with generally accepted accounting principles.

Estimates

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Principles of Consolidation

    Tracer Technologies, Inc. holds a 50 percent interest in Tracer Technologies, Japan, Inc. In addition, a party related to Tracer Technologies, Inc. has a 25 percent interest in Tracer Technologies Japan, K.K. Accordingly, Tracer Technologies, Inc. is required to prepare consolidated financial statements. Eliminations of minority interests in stockholder's equity have been adjusted based on a 50 percent ownership of Tracer Technologies Japan, K.K. All significant intercompany transactions have been eliminated.

Translation of Foreign Currencies

    Translation of revenues and expenses in foreign currency have been converted to U.S. dollars using a weighted average. Balance sheet account balances have been converted to U.S. dollars based on the foreign currency value as of year end.

Cash and Cash Equivalents

    The Companies considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

    Accounts receivable are recorded net of an allowance for uncollectible receivables, based on management's evaluation of outstanding accounts receivable at year end.

Property and Equipment

    Property and equipment is recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of 5 to 7 years. Registered trademarks are recorded at cost. Goodwill is recorded at fair market value. Amortization is recorded on a straight-line basis over the estimated useful life of 5 to 10 years.

Deferred Revenue

    The Companies receive payment in advance of providing goods and services. Such payments are recorded as deferred revenue until the goods and services are rendered.

Revenue Recognition

    Revenue includes the sales of software and peripherals that have been licensed. Software and peripherals that are released and remain unlicensed are not considered as revenue.

Stockholders' Equity

    The following amounts of stock have been authorized and issued:

    Tracer Technologies, Inc.—no par value, 5,000 shares authorized, 4,904 shares issued and outstanding.

Research and Development Expenses

    Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred.

Income Taxes

    The liability method is used in accounting for income taxes for the Company. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Total income tax expense is the sum of the change in deferred income taxes and the current year income tax liability.

3. LEASES

    The Companies have entered into various leases for office space. The following is a schedule by year of future minimum lease payments for all leases as of March 31, 2000. Also see Note 4 below.

March 31,	Amount
($U.S.)
2001	$105,816
2002	63,783

Totals:	$169,599

4. CONCENTRATION OF CREDIT RISK

    The Company maintains cash balances in accounts which are insured by the Federal Deposit Insurance Corporation for amounts up to U.S.$100,000. As of March 31, 2000, 1999 and 1998, the amounts held in those accounts in excess of the U.S.$100,000 insurance limit was U.S.$71,497, U.S.$303,593 and U.S.$604,703, respectively.

5. INCOME TAXES

    The provision for income taxes has been made based on estimated taxable income at the end of the year. Due to timing differences caused by depreciation, and other tax modifications, the tax liability for certain items has been deferred.

    The components of the provision for income tax consisted of the following as of March 31:

	2000	1999	1998
	($U.S.)	($U.S.)	($U.S.)
Current provision
Federal	$4,352	$—	$33,471
State	2,184	—	10,011
Foreign subsidiary	65,804	13,696	—
Deferred taxes
Federal	(653)	(263)	1,190
State	(305)	(124)	555

Total	$71,382	$13,309	$45,227

    Deferred income taxes reflect the following adjustments for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

	2000	1999	1998
	($U.S.)	($U.S.)	($U.S.)
Depreciation	$(8,063)	$(12,411)	$(14,167)

Deferred tax liability:
Federal	$1,209	$1,861	$2,125
State	565	869	992

Total	$1,774	$2,730	$3,117

6. RELATED PARTY TRANSACTIONS

    The Company's sales to the Subsidiary were U.S.$671,843, U.S.$764,484, and U.S.$731,730, respectively, for the years ended March 31, 2000, 1999 and 1998. As of March 31, 2000, 1999 and 1998, amounts due to the Company from the Subsidiary were U.S.$120,854, U.S.$167,390, and U.S.$131,586, respectively.

7. RETIREMENT PLANS

    In 1995, the Company established a defined benefit plan, profit sharing plan and a money purchase plan. The plans cover substantially all full-time employees who have obtained a minimum age and service period. An explanation of each of the plans is as follows:

    The defined benefit plan entitles each eligible employee to receive a retirement benefit based on an actuarial formula of four and three quarters percent of the employees average annual compensation based on the number of years of service. The maximum number of years of service under the plan is twenty five. The actuarial value of the profit sharing plan and the money purchase plan are reduced from the actuarial value of the employees normal retirement benefit under the defined benefit plan.

    The profit sharing plan provides for elective annual Company contributions based on eligible employee compensation for the year.

    Under the money purchase plan the Company contributes five percent of eligible employee compensation annually.

    The defined benefit plan, profit sharing plan and money purchase plan were discontinued effective March 1999.

    In 1999, the Company established a simple IRA plan for all eligible full-time employees that have obtained minimum age, service and compensation requirements. Under the plan, eligible employees can contribute up to a maximum of U.S.$6,000 annually, based on compensation. The Company can elect to contribute up to three percent of the eligible employee's annual compensation up to a maximum of U.S.$6,000 or two percent of the eligible employee's annual compensation up to a maximum of U.S.$3,200. The Company must make contribution determinations in a reasonable time period prior to the commencement of a plan year.

    For the years ended March 31, 2000, 1999 and 1998 the Company contributed U.S.$42,756, U.S.$18,926, U.S.$211,319, respectively, to the plans. As of March 31, 2000, 1999 and 1998 U.S.$15,858, U.S.$10,516 and U.S.$211,319 was payable to the plans.

8. NOTES PAYABLE

    The Subsidiary has entered into several notes payable as follows:

($U.S.)
A note payable due to a shareholder of the Subsidiary from various advances to the Subsidiary during 1998 and 1999. The loan is non interest bearing and payable upon demand. The note is not secured by collateral and not guaranteed	$8,281
A U.S.$48,710 note payable at 2.125% interest with Asahi Bank dated February 1997. The loan is payable over 5 years with monthly payments of U.S.$838 including principal and interest. An officer of the Subsidiary has personally guaranteed the note payable. The note is not secured by collateral	20,805
A U.S.$48,710 note payable at 2.5% interest with Asahi Bank dated February 1998. The loan is payable over 5 years with monthly payments of U.S.$867 including principal and interest. An officer of the Subsidiary has personally guaranteed the note payable. The note is not secured by collateral	29,897
A U.S.$97,420 note payable at 2.5% interest with Asahi Bank dated June 1998. The loan is payable over 7 years with monthly payments of U.S.$1,265 including principal and interest. An officer of the Subsidiary has personally guaranteed the note payable. The note is not secured by collateral	74,638
A U.S.$292,260 note payable at 2.2% interest with Asahi Bank dated March 2000. The loan is payable over 5 years with monthly payments of U.S.$5,148 including principal and interest. An officer of the Subsidiary has personally guaranteed the note payable. The note is not secured by collateral	287,282

Total	420,903
Less current portion	(97,139)

Long term portion	$323,764

    Principal maturities are as follows for the next five years ending March 31:

($U.S.)
2001	$97,139
2002	90,896
2003	83,884
2004	74,243
2005 and thereafter	74,741

Total	$420,903

9. CONCENTRATION OF SALES

    For the years ended March 31, 2000, 1999 and 1998, five of the Company's customers accounted for more than 56%, 49%, and 45% of sales, respectively.

10. SUBSEQUENT EVENTS

    The Company has terminated its previous lease agreement at a monthly base rental of U.S.$7,801, as described in Note 3 above, with no early termination penalties effective April 2000. After this termination, the Company entered into a twenty one month lease agreement for office space. The lease calls for monthly base rental payments of U.S.$11,325 beginning April 15, 2000. The lease also provides for a rental abatement during the first four months of the lease totaling U.S.$22,650. In addition to the lease, the Company purchased from the landlord existing office furniture for U.S.$4,850.

    On June 9, 2000, Tracer Technologies, Inc. exchanged 100% of its common stock to acquire the equivalent of 600,000 common shares in Bakbone Software, Inc. at a minimum market value of U.S.$10 per share or total minimum market value of U.S.$6,000,000. The Company also received U.S.$2,251,934 as part of the transaction.

11. RECONCILIATION FROM U.S. GAAP TO CANADIAN GAAP

    Although these financial statements were prepared in accordance with generally accepted accounting principles in the United States of America, there are no adjustments required to convert the financial statements to generally accepted accounting principles in Canada.

Item 18. Financial Statements.

    Not applicable.

Item 19. Exhibits.

INDEX TO EXHIBITS

Exhibit	Description
1.1	Articles of Continuance
1.2	Bylaws
4.1	Form of Domestic Reseller Agreement
8.1	List of Subsidiaries
10.1	Consent of KPMG LLP
10.2	Consent of KPMG LLP
10.3	Consent of KPMG LLP
10.4	Consent of Gold, Liens & Adoff

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BAKBONE SOFTWARE INCORPORATED
By:
/s/ KEITH RICKARD President and Chief Executive Officer

Date: July 13, 2001

QuickLinks

GLOSSARY OF TERMS
GENERAL INFORMATION TABLE OF CONTENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing.
  Item 10. Additional Information.
  Item 11. Quantitative and Qualitative Disclosures About Market Risk.
  Item 12. Description of Securities Other than Equity Securities.
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies.
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  Item 15. [Reserved]
  Item 16. [Reserved]
PART III
  Item 17. Financial Statements.
BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES Consolidated Financial Statements March 31, 2001 and April 30, 2000 (With Independent Auditors' Report Thereon)
BAKBONE SOFTWARE K.K. (formerly NetVault Corporation) Financial Statements for the Year Ended December 31, 1999 and for the Period from February 2, 1998 (Date of Incorporation) through December 31, 1998 (With Independent Auditors' Report Thereon)
BAKBONE SOFTWARE LIMITED (FORMERLY NETVAULT LIMITED) Audited financial statements Years ended 31 December 1999 and 1998
TRACER TECHNOLOGIES, INC. AND SUBSIDIARY FINANCIAL STATEMENTS
  Item 18. Financial Statements.
  Item 19. Exhibits.
INDEX TO EXHIBITS
SIGNATURES