Form 20-F/A
period 2001-09-30
BAKBONE SOFTWARE INC
filed 2001-11-19
CIK 735993

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM 20-F

(Mark One)

/x/	REGISTRATION STATEMENT PURSUANT TO SECTION 12() OR () OF THE SECURITIES EXCHANGE ACT OF 1934
OR
/ /	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15() OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period to

Commission file number: 000-12230

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

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 44,760,922 as at October 31, 2001

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes / /  No /x/

    Indicate by check mark which financial statement item the registrant has elected to follow.
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

NetVault KK Distribution Agreement: The software license distribution agreement dated October 1997 between NetVault Ltd. and NetVault KK pursuant to which NetVault Limited licensed the NetVault software to NetVault KK for distribution in Japan, South Korea, Taiwan, Singapore, Malaysia, Hong Kong, the People's Republic of China, Australia, New Zealand, Indonesia, the Philippines, Thailand, India, Laos, Cambodia and Vietnam.

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

Tracer KK: Tracer Technologies Japan KK, located in Tokyo, Japan.

TSE: Toronto Stock Exchange, the stock exchange on which BakBone Common Shares are traded under the symbol "BKB."

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

GENERAL INFORMATION

TABLE OF CONTENTS

PART I
Item 1. Identity of Directors, Senior Management and Advisers	6
A. Directors and senior management.	6
B. Advisers.	6
C. Auditors.	6
Item 2. Offer Statistics and Expected Timetable	6
Item 3. Key Information	6
A. Selected financial data.	7
B. Capitalization and indebtedness.	10
C. Reasons for the offer and use of proceeds.	10
D. Risk factors.	10
Item 4. Information on the Company	17
A. History and development of the company.	17
B. Business overview.	18
C. Organizational structure.	25
D. Property, plants and equipment.	25
Item 5. Operating and Financial Review and Prospects	27
A. Operating Results	28
B. Liquidity and Capital Resources	35
C. Research and Development (R&D)	39
D. Trend information.	39
Item 6. Directors, Senior Management and Employees	40
A. Directors and senior management.	40
B. Compensation.	43
C. Board practices.	43
D. Employees.	43
E. Share ownership.	45
Item 7. Major Shareholders and Related Party Transactions	46
A. Major shareholders.	46
B. Related party transactions.	46
C. Interests of experts and counsel.	47

Item 8. Financial Information	47
A. Consolidated Statements and Other Financial Information.	47
B. Significant Changes.	47
Item 9. The Offer and Listing.	48
A. Offer and listing details.	48
B. Plan of distribution.	49
C. Markets.	49
D. Selling shareholders.	50
E. Dilution.	50
F. Expenses of the issue.	50
Item 10. Additional Information.	50
A. Share capital.	50
B. Memorandum and articles of association.	50
C. Material Contracts.	52
D. Exchange Controls and Other Limitations Affecting Security Holders.	52
E. Taxation.	53
F. Dividends and paying agents.	58
G. Statement by experts.	58
H. Documents on display.	58
I. Subsidiary Information.	58
Item 11. Quantitative and Qualitative Disclosures About Market Risk.	59
Item 12. Description of Securities Other than Equity Securities.	59
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.	59
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	59
Item 15. [Reserved]	59
Item 16. [Reserved]	59
PART III
Item 17. Financial Statements.	60
Item 18. Financial Statements.	133
Item 19. Exhibits.	134

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and senior management.

    Our senior managers and directors as of the filing date of this registration statement are listed below. Each of them may be reached by contacting our corporate headquarters at 10145 Pacific Heights Blvd., Suite 900, San Diego, California 92121.

Name	Position
SENIOR MANAGEMENT
Keith Rickard	President and Chief Executive Officer
Harry Brayne	Managing Director
Fabrice Helliker	Executive Vice President of Engineering
Andrew Unsworth	Managing Director, European Operations
DIRECTORS
Archie Nesbitt	Director
Harry Brayne	Director
J.G. (Jeff) Lawson	Director
Neil MacKenzie	Director
Jeffrey Taylor	Director
Keith Rickard	Director

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

Item 2. Offer Statistics and Expected Timetable

    Not Applicable.

Item 3. Key Information

Exchange Rate Information

    The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of the month-end exchange rates during each such period and the end of period rate. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at November 14, 2001 was $.6275.

	Year ended March 31, 2001	Year ended April 30, 2000	Year ended April 30, 1999	Year ended April 30, 1998	Year ended April 30, 1997
High	$.6889	$.6969	$.7055	$.7317	$.7513
Low	$.6336	$.6607	$.6341	$.6832	$.7228
Average	$.6648	$.6795	$.6651	$.7132	$.7345
Period End	$.6336	$.6879	$.6626	$.7052	$.7228

	October 2001	September 2001	August 2001	July 2001	June 2001	May 2001
High	$.6428	$.6437	$.6547	$.6622	$.6604	$.6532
Low	$.6325	$.6330	$.6456	$.6472	$.6516	$.6435
Average	$.6371	$.6378	$.6494	$.6533	$.6559	$.6489
Period End	$.6340	$.6330	$.6461	$.6532	$.6590	$.6467

A. Selected financial data.

    The following tables present selected financial data for the Company and its predecessor entities. The Company was effectively formed in March 2000 through the Company's acquisition of NVS. At the time of the acquisition, BakBone was a public shell and NVS was privately owned. Since the shareholders of NVS received the greater proportion of the voting shares of BakBone, the acquisition was accounted for as a reverse takeover whereby NVS was treated as the acquirer of BakBone for accounting purposes. This resulted in the continuation of the financial statements of NVS with the continuation of BakBone's legal name and share capital.

    Concurrent with its acquisition of NVS, the Company acquired 100% of NetVault Holdings, a non-operating holding company, and its wholly owned subsidiary, NetVault Ltd. and NetVault Ltd.'s 25% interest in NetVault KK. At the time of this acquisition, NetVault Holdings was a non-operating private holding company while NetVault Ltd. and NetVault KK had substantive operations. The Company acquired an additional 22% of NetVault KK in a separate transaction, bringing the total ownership in NetVault KK to 47%. Accordingly, the operating entities acquired, NetVault Ltd. and NetVault KK, are considered predecessor entities for financial reporting purposes. For further information about these transactions, see Item 4.A, "History and Development of the Company."

    Although the consolidated financial statements are presented as of the year ended April 30, 2000, they reflect only two months of operations (March and April) because NVS had no operations prior to March 2000.

    Selected financial data are presented for our predecessor entities, NetVault Ltd. and NetVault KK, from 1998 through our acquisition of these entities in March 2000. Selected financial data are not presented for 1997 for NetVault Ltd. because NetVault Ltd. had no operations prior to April 30, 1998. NetVault Ltd. commenced operations on April 30, 1998, the date that it acquired the NetVault Software. Therefore, there are no stand-alone operating results or financial statements prior to April 30, 1998 for NetVault Ltd. Selected financial data are not presented for 1997 for NetVault KK because the company was not incorporated until February 1998.

    The predecessor data presented below were translated from the local currency for both entities, Great British Pounds and Japanese Yen for NetVault Ltd. and NetVault KK, respectively, to Canadian dollars and the resulting financial statements were combined for the periods presented in the following tables. In preparing the combined information, revenues recorded by NetVault Ltd. for sales of software to NetVault KK as well as the related cost of revenues recorded by NetVault KK for the software purchased from NetVault Ltd. were eliminated to provide comparisons to the Company's post acquisition revenues and cost of revenues as these intercompany transactions are eliminated upon consolidation.

    Both predecessor entities' fiscal year ends were December 31, and as such, a stub period is presented in the table below for the period between December 31, 1999 and the acquisition date of March 1, 2000. In addition, net income or net loss per share for the predecessor entities has been omitted as these entities were private companies and management believes that information is not meaningful.

    Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada, which differs in certain significant respects from U.S. GAAP. A detailed description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net loss for the year ended April 30, 2000 and the eleven months ended March 31, 2001, is included in Note 15 to our consolidated financial statements included in this registration statement.

    The following selected financial data should be read in conjunction with "Operating and Financial Review and Prospects" in Item 5 and our audited consolidated financial statements and related notes, included in this registration statement.

	The Company Eleven Months Ended March 31, 2001	The Company Year Ended April 30, 2000	Combined Predecessors Two Months Ended February 29, 2000	Combined Predecessors Year Ended December 31, 1999	Combined Predecessors Period Ended December 31, 1998
	(in thousands, except per share data)
Selected Statement of Operations Data
Canadian GAAP:
Revenues	$7,529	$483	$560	$3,822	$1,964
Cost of revenues	1,187	51	94	1,106	454

Gross profit	6,342	432	466	2,716	1,510
Operating expenses	35,170	1,823	359	2,342	2,681

Income (loss) from operations	(28,828)	(1,391)	107	374	(1,171)
Other (income) expense	3,889	(77)	14	5	38

Net income (loss)	$(32,717)	$(1,314)	$93	$369	$(1,209)

Net loss per share—basic and diluted	$(0.92)	$(0.14)	N/A	N/A	N/A

	The Company Eleven Months Ended March 31, 2001	The Company Year Ended April 30, 2000
	(in thousands, except per share data)
U.S. GAAP:
Revenues	$4,907	$245
Cost of revenues	977	26

Gross profit	3,930	219
Operating expenses	65,440	48,047

Income (loss) from operations	(61,510)	(47,828)
Other (income) expense	(445)	(362)

Net income (loss)	$(61,065)	$(47,466)

Net loss per share—basic and diluted	$(2.45)	$(5.90)

	The Company March 31, 2001	The Company April 30, 2000	Combined Predecessors February 29, 2000	Combined Predecessors December 31, 1999	Combined Predecessors December 31, 1998
	(in thousands)
Selected Balance Sheet Data:
Canadian GAAP:
Working capital (deficit)	$(304)	$29,357	$(766)	$(883)	$(1,847)
Long-term assets	20,417	5,072	449	461	1,051
Total assets	29,573	37,316	2,084	2,409	2,041
Long-term liabilities	675	—	—	—	20
Shareholders' equity (deficit)	19,280	34,429	(316)	(422)	(816)

	The Company March 31, 2001	The Company April 30, 2000
	(in thousands)
U.S. GAAP:
Working capital (deficit)	$(1,774)	$29,441
Long-term assets	24,519	8,530
Total assets	31,179	40,028
Long-term liabilities	379	—
Shareholders' equity	22,366	37,971

B. Capitalization and indebtedness.

    The table below sets forth our total indebtedness and capitalization as of September 30, 2001 (in thousands). You should read this table in conjunction with our audited consolidated financial statements and accompanying notes, included in this registration statement.

Current debt	$4,447
Long-term debt	551

Total debt	$4,998

Shareholders' equity(1)
Common shares, 44,760,922 issued and outstanding	$67,729
Accumulated deficit	(48,116)
Cumulative exchange adjustment	758

Total shareholders' equity	$20,371

Total capitalization	$20,922

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

    The name of the Company is BakBone Software Incorporated. Our Common Shares trade on the Toronto Stock Exchange under the symbol "BKB."

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

    In the Fall of 1999, Patrick Barcus and Anthony Cerqueira, the principals of NVS and NetVault KK, negotiated a transaction in which NVS received the right to acquire NetVault Holdings. NetVault Holdings was a non-operating shell company that owned the NetVault Software through its wholly owned subsidiary, NetVault Ltd. At the time of the NVS transaction, NetVault Holdings was privately owned by a group of citizens of the United Kingdom, all of whom agreed that, upon completion of the acquisition, they would surrender their ownership interests in NetVault Holdings in exchange for $4.5 million in cash. Prior to the acquisition, NetVault Ltd. was engaged in the development and sale of the NetVault Software in Europe. In addition, NetVault Ltd. had a distribution agreement with NetVault KK allowing NetVault KK to sell and distribute the NetVault Software throughout Asia in exchange for a per unit royalty payment.

    In the Spring of 2000, Barcus and Cerqueira approached BakBone to provide a public vehicle to finance the proposed acquisition of NetVault Holdings. In the transaction, BakBone agreed to issue its Common Shares in order to acquire (i) NetVault Holdings, (ii) NetVault Holdings' wholly owned subsidiary NetVault Ltd., and (iii) NetVault Ltd.'s 25% ownership interest in NetVault KK.

    In March 2000, BakBone completed the acquisition of NVS and issued 13,525,000 Common Shares in exchange for all of the common shares of NVS. At the time of the acquisition, BakBone was a "shell" company—a public company without material operations whose stock was traded publicly in Canada—and NVS was a privately owned holding company that held the contractual right to acquire NetVault Holdings. Since the shareholders of NVS received the greater proportion of the voting shares of BakBone, the transaction was accounted for as a reverse acquisition whereby NVS was treated as the acquirer of BakBone for accounting purposes.

    Concurrent with the BakBone-NVS transaction, NVS acquired NetVault Holdings, NetVault Holdings' wholly owned subsidiary NetVault Ltd., and NetVault Ltd.'s 25% interest in NetVault KK in exchange for $4.5 million in cash. At the time of this acquisition, NetVault Holdings was a non-operating private shell while NetVault Ltd. and NetVault KK had substantive operations.

    In conjunction with the acquisition of NetVault Holdings, we issued an additional 2,100,000 Common Shares to an employee benefit trust set up to retain certain key NetVault Ltd. personnel.

    In a separate transaction, concurrent with the acquisition discussed above, we issued 375,000 Common Shares to Barcus and Cerqueira to acquire an additional 22% interest in NetVault KK, bringing our combined ownership in NetVault KK to 47%. Of the 53% interest in NetVault KK that we did not acquire, 46% is owned by Barcus and the remaining 7% is owned by a Japanese citizen who was a principal of NetVault KK prior to the March 2000 acquisitions.

    In June 2000, we acquired all of the issued and outstanding capital stock of Tracer, a privately held corporation based in Gaithersburg, Maryland, which owned 50% of the capital stock of Tracer KK. The acquisition of Tracer provided development and sales capabilities in markets focusing on device drivers, file systems and jukebox management software for optical and tape libraries and drives. Prior to the acquisition, Tracer was engaged in the development and sale of the MagnaVault Software in the United States and throughout Asia, through a distribution agreement with Tracer KK. The acquisition of Tracer provided an accelerated research and development capability to the Company and has assisted in leveraging certain file system technologies with the NetVault storage management products. In addition, Tracer provided distribution channel partners and over 6,000 end user customers, a large number of which may provide an opportunity to include NetVault in their storage management solution set.

    We acquired 100% of Tracer and its 50% ownership interest in Tracer KK in exchange for cash and acquisition costs totaling $3.5 million, 600,000 Common Shares and an additional 250,000 options to acquire Common Shares in order to retain four principals of Tracer. Prior to the acquisition, Tracer was a privately held company of which Barcus and certain of his family members held partial ownership. The remaining 50% of Tracer KK is owned one-half by Barcus and one-half by a Japanese citizen who was a principal of Tracer KK prior to the acquisition and who remains an employee of Tracer KK.

    To the knowledge of management, there has been no indication of any significant formal public takeover offers by third parties in respect of our shares or by us in respect of other companies' shares during the last and current financial year.

B. Business overview.

    BakBone develops and markets high-performance storage management software designed for the network storage and open systems markets. Our goal is to become the leader in the field of storage management software through our two primary products: NetVault and MagnaVault, which are described in detail below. Our solutions are intended to deliver greater productivity and benefits to our customers, while embracing leading edge storage technologies. We strive to provide network administrators with products that contain a broader array of features, and that are easier to use, than the software packages that typically come bundled with network storage hardware. Corporations will purchase our products if they accept the proposition that our software packages provide a better combination of performance and value than the other alternatives in the marketplace.

NetVault

    NetVault is a backup and recovery software that permits computer network administrators to maintain "backup" copies of documents, data, images and records so that they may be restored for access if files are lost or corrupted or in the event of a future catastrophic local server or network failure. NetVault addresses the growing data storage needs of systems administrators across a wide range of storage topologies, including: DAS, SAN, NAS, LAN and WAN. NetVault's scalable, modular architecture meets the challenges of storage management for a wide variety of applications, including the most popular databases used by firms worldwide including, but not limited to: Oracle, SQL, Sybase and Microsoft Exchange.

    NetVault is a fully functional software suite that offers several advantages over competitive products (such as Veritas' NetBackup and Legato's Networker). Over the last two years, NetVault has been completely re-architected to allow for the rapid, seamless integration of new features. From a business standpoint, this gives BakBone a faster time to market in our dynamically changing industry. From a user's standpoint, it allows for the addition of new features and enhancements without adding significant administrative burden.

    Another key advantage of NetVault is its industry recognized speed of installation and ease of use. NetVault can be installed in a complex SAN environment in as little as six minutes while many of our competitors' products can take several days to a week or more for a complete installation. Once installed, NetVault is operated from a single central graphic user interface (GUI) console. The GUI provides for point and click operation of NetVault whereas some competitive products require the user to key in specific commands, a skill that may require extensive training and additional costs to the operation of the software once installed.

    Also central to the success of NetVault are its APMs. The primary benefit of these modules is that they allow "hot backup" of applications, meaning that user databases remain online during backup operations, assuring zero downtime of the users systems. BakBone leads the industry in application interoperability with over 270 APMs, each providing for unique configurations. Bringing the product offering into the broader storage software market definition are also APMs that address disaster recovery and open file management.

    We acquired NetVault as a part of the NetVault Acquisition and we are the sole owner of the related intellectual property rights for NetVault.

MagnaVault

    MagnaVault is our comprehensive secondary storage (or "near-line") archival storage management software for UNIX and Linux host operating environments. MagnaVault is a suite of device driver, robottic management, file systems, migration and web-based management software designed for seamless integration of CD, DVD and MO optical drive and library technologies. MagnaVault allows an optical library to appear as a standard file system, offering transparent user access to archived data for any existing application or database. Users can browse the contents of an optical library as if the files were on a hard drive, transparently scheduling access to media within the optical library file system environment.

    MagnaVault includes a browser-based Web interface for easy administration from any internet connection, along with a command line and application programmers interface (API) toolkit. MagnaVault includes powerful virtual file system capabilities that enable spanning of data across media surfaces, libraries and storage servers, while providing data and media interchange between unlike host environments. MagnaVault is designed to maximize the performance and utility of all types of secondary optical storage media, and provides transparent file system access to both NFS (Unix) and CIFS (Windows) clients.

    MagnaVault offers a wide range of media and device support for most of today's major manufacturers, including Asaca, DISC, HP, Hitachi, JVC, Kubota, Panasonic, Pioneer, Plasmon, Sony and Toshiba. Ongoing relationships and procedures are in place that are designed to provide a continuous stream of technology upgrades for future MagnaVault product features. BakBone participates in numerous industry forums and interest groups with the intention of ensuring that MagnaVault will continue to maintain relevance and utility into the future archival storage market niche.

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

    BakBone Inc., located in the United States, distributes the NetVault and MagnaVault software throughout the United States, Canada and Latin America.

Target Markets

    BakBone's products can be used in virtually any industry where there is a need for electronic data or images to be backed up, archived or prepared for disaster recovery. The environments covered within those industries range from workgroup, to departmental, to enterprise wide. More specifically within those environments, BakBone products are targeted to network storage, a market projected to constitute 71% of all storage by the year 2005, according to an IDC December 2000 report. The growth of network storage is in part due to the emergence of NAS and SAN solutions, for which BakBone products are ideally suited.

Technology Alliances

    One of BakBone's key areas of focus is working with complementary storage software and hardware vendors to assure smooth operation of our software with other solution devices. BakBone maintains an interoperability laboratory that is populated with an extensive array of hardware and software from all the leading storage vendors. To date, over 500 configurations have been tested and certified with BakBone software. Certified hardware includes drives and libraries including, but not limited to: Hewlet Packard, Hitachi, IBM, Panasonic, Quantum/ATL, Seagate, Sony, and StorageTek as well as the full range of smaller storage manufacturers.

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

Seasonality; Dependence on Raw Materials

    Our software business is not seasonal. Our products consist primarily of intellectual property and do not depend in the traditional sense on raw materials. Fluctuation of price and supply of materials does not have a material effect on our business performance.

OEM and bundling agreements

    To date, our main form of product distribution has been through our VAR and VAD partners. In recent months, however, we have signed agreements with OEM and bundling partners creating an additional form of product distribution. OEM and bundling allow us to distribute a limited version of our storage management software with complementary software and hardware solutions offered by other vendors. In addition to providing an additional source of distribution for our products, these agreements show third party support and validation of our product in the competitive storage management markets as these agreements are exclusive to our software as the backup solution offered by the OEM and bundle partners.

    In OEM and bundling relationships, we generally receive a nominal per unit fee for each unit of our product that is shipped with the OEM or bundling partners' products. These fees are established predominantly to recoup the costs of running the related program. The material revenue impact for the Company comes in the form of upgrade opportunities where an end user that receives our OEM or bundled product makes a purchase decision to upgrade to a fully functional version of our product. Upgrade sales are passed through our VAR and VAD partners, as with all other of our licensing sales, and the customer is charged by the reseller based on our master price list.

    OEM and bundling revenues from the related agreements have not been a material source of revenues to date. Management believes that the existing unit sales data relating to OEM and bundling agreements are not adequate to provide a basis for projecting revenue from upgrades. In addition, the related upgrade rate for products already shipped can not yet be relied upon as a basis of projecting upgrade revenue.

    The following is a discussion of the OEM and bundling agreements currently in place.

  Turbolinux Japan

    In April 2001, we signed a bundling agreement with Turbolinux Japan under which the version 6.5 of Turbolinux is bundled with a customized copy of NetVault. In Japan, Turbolinux is a version of the Linux operating system generally preferred by small and mid-sized companies. Distrubution of the product is handled either through Turbolinux's distributors or on a retail level through computer shops. For each of the bundled Turbolinux/NetVault units shipped, BakBone receives a nominal fee set forth in the agreement. Upgrade opportunities for this product are somewhat less than for our other OEM and bundled products as users of Turbolinux typically do not have large systems that would require additional functionality for the bundled NetVault software.

  Seagate Removable Storage Solutions (Seagate RSS)

    In May 2001, we entered into an OEM agreement with Seagate RSS that allows Seagate to include a basic version of our NetVault product with their TapeStor branded LTO single drive (Viper 200) and 11-slot autoloader (Viper 2000) products sold through commercial distribution channels. This is an exclusive agreement between Seagate and BakBone and allows for only BakBone software to be shipped with all Seagate Viper 200 and Viper 2000 hardware units. Shipments of Seagate units containing our product started in June 2001.

    Seagate sells their equipment through distributors and resellers. The Seagate bundling programs create significant opportunities for sales upgrades as well as sales leads for our channel sales organization and our reseller partners, as the OEM agreement requires that all NetVault upgrades (including service contracts, specific database/application support, and expansion backup server and client licenses) be purchased through our normal sales channels.

  Disc, Inc. (Disc)

    In September 2001, we entered into an agreement with Disc which allows Disc to distribute a private-labeled version of our MagnaVault software for UNIX-based optical storage management. We created the private-labeled software to Disc's specifications and end users receiving the software with Disc's hardware are unaware that the underlying software code is MagnaVault. We receive a nominal per unit fee for each unit shipped by Disc and, like Seagate, upgrade sales as well as sales leads are expected to result from this agreement. Upgrade sales will be made directly through Disc and Disc will provide all first-line support for end users.

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
100%
50%
22%
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

    The following tables details the Company's facility leases for office locations throughout the world:

LOCATION	SQ. FT.	LEASE COMMENCEMENT DATE	LEASE EXPIRATION DATE	USE OF PROPERTY
Corporate Office 10145 Pacific Heights Blvd. Suite 900 San Diego, CA 92121	12,500	August 14, 2000	June 30, 2006	Administration Development Sales Marketing
Corporate Office 10147 Pacific Heights Blvd. Suite 300 San Diego, CA 92121	12,500	October 1, 2001	October 1, 2006	Administration
Corporate Apartment 10986 W Ocean Air Drive Apt. 377 San Diego, CA 92130	1,250	May 3, 2000	May 31, 2001 Month to Month	Out of town Employee Visits to Corp.
Lanham, MD Office 4200 Parliament Place Suite 100 Lanham, MD 20706-1878	8,494	April 1, 2000	December 31, 2001	Development Sales
Temecula, CA Sales Office 41690 Enterprise Circle North Suite 200N Temecula, CA	184	May 1, 2001	October 31, 2001 Month to Month	Sales
Munich Germany Sales Office Regus Centre Arnulfstrasse 27 Munich, Germany 80335	300	September 1, 2000	December 31, 2000 Month to Month	Sales
United Kingdom Office Merck House 2nd Floor Seldown Road Poole, Dorset	7,853	July 1, 2000	June 30, 2005	Development Administration Sales Marketing
Japan Office Shinjuku Daiichi-seimei bldg. 11F No.7-1, Nishi-Shinjuku, Shinjuku-ku Tokyo, Japan 163-0071	5,988	September 1, 2000	August 31, 2002	Administration Development Sales Marketing

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

A. Operating Results

    In March 2000, we completed the acquisition of NVS and issued 13,525,000 Common Shares in exchange for the common shares of NVS. At the time of the acquisition, BakBone was a public shell and NVS was a privately owned holding company. Since the shareholders of NVS received the greater proportion of the voting shares of BakBone, the acquisition was accounted for as a reverse acquisition whereby NVS was treated as the acquirer of BakBone for accounting purposes.

    Concurrent with the reverse acquisition, the merged entity, BakBone, acquired NetVault Holdings, NetVault Holdings' wholly owned subsidiary NetVault Ltd., and NetVault Ltd.'s 25% interest in NetVault KK for $4.5 million in cash. At the time of this acquisition, NetVault Holdings was a non-operating private holding company while NetVault Ltd. and NetVault KK had substantive operations.

    The following discussions include the operations of the Company since the acquisitions, specifically the year ended April 30, 2000 and the eleven months ended March 31, 2001. For purpose of this discussion, the year ended April 30, 2000 will be referred to as the two months ended April 30, 2000 as the year contributed only two months of operations due to the nature of the acquisition.

    The following discussions also focus on our predecessor entities NetVault Ltd. and NetVault KK as these acquired entities had operations prior to the acquisitions. On April 30, 1998, NetVault Ltd. commenced operations upon acquiring the NetVault Software. NetVault KK was incorporated and commenced operations in February 1998.

    The operating results for NetVault Ltd. and NetVault KK have been converted from their local currencies to Canadian dollars and combined for comparison reasons for the years ended December 31, 1998 and 1999 as well as for the two months ended February 29, 2000. In preparing the combined information, revenues recorded by NetVault Ltd. for sales of software to NetVault KK as well as the related cost of revenues recorded by NetVault KK for the purchased software were eliminated. These eliminations were made for each of the predecessor periods presented below to provide a basis of comparison to the Company's post acquisition revenues and cost of revenues as these intercompany transactions are eliminated by the Company upon consolidation.

    The following discussions exclude NVS and NetVault Holdings as neither of these companies had operations prior to the March 2000 acquisitions.

    Our operating results for the eleven months ended March 31, 2001 compared to the two months ended April 30, 2000.

Revenues

    Revenues for the eleven months ended March 31, 2001 were $7.5 million, consisting of $6.3 million in licensing revenue and $1.2 million in services revenue and nominal other revenues. Comparatively, revenues for the two months ended April 30, 2000 were $483,000, consisting of $350,000 in licensing revenue, $122,000 in services revenue and $11,000 in other revenues. As the results for the two months ended April 30, 2000 period consists of only two months of operations, total revenues do not provide a comparable basis of analysis. To provide a basis of comparison, the following analysis of licensing and services revenues focuses on individual revenues as a percent of total revenues for each of the applicable periods as well as an analysis of average monthly revenues.

Licensing Revenues

    Our products are sold exclusively through our channel partners, VARs, VADs and OEMs, in three geographic segments: Asia, North America and Europe, which contributed $3.8 million, $1.9 million, and $600,000 in licensing revenue during the eleven months ended March 31, 2001, respectively. Geographic segments during the two months ended April 30, 2000 consisted of Asia and Europe which provided $304,000 and $46,000 of licensing revenues, respectively.

    During the eleven months ended March 31, 2001 and the two months ended April 30, 2000, our Asian operations provided 60% and 87% of total licensing revenues, respectively. The decrease in the revenue mix for the Asian operations is due to strong growth in our European sales of NetVault as well as the addition of the North American segment during the eleven months ended March 31, 2001. Average monthly licensing revenues for the Asian region for the eleven months ended March 31, 2001 were $346,000 compared to $152,000 for the two months ended April 30, 2000. This increase in average monthly licensing revenues during the eleven months ended March 31, 2001 is due to increased acceptance of the NetVault Software in Japan as well as expansion into new markets. As of March 31, 2001, Asian sales efforts were directed from one office in Tokyo, Japan, and covered all of Asia, Australia and New Zealand as opposed to a focus on Japan only during the two months ended April 30, 2000.

    During the eleven months ended March 31, 2001 and the two months ended April 30, 2000, our North American operations provided 30% and 0% of total licensing revenues, respectively. The increase consisted of the Company's first year of sales of both NetVault and MagnaVault in North

America. NetVault licensing revenues resulted from the introduction of the NetVault software in North America in August 2000, the growth in our sales force and the increased acceptance of NetVault within the industry. We began establishing our partner channels for NetVault in North America in July 2000 and as of March 31, 2001, we had executed partner agreements with over 50 VAR / VAD partners and one OEM partner, Seagate. Licensing revenues for MagnaVault resulted from our acquisition of Tracer in June 2000 which provided us a core set of over 15 new partners and greater than 6,000 end users. Our sales efforts have also focused on the existing MagnaVault customer base as a source of NetVault sales leads.

    During the eleven months ended March 31, 2001 and the two months ended April 30, 2000, our European operations provided 10% and 13% of total licensing revenues, respectively. These revenues resulted almost entirely from sales of NetVault and were generated from our sales office in Poole, Dorset, United Kingdom. Average monthly licensing revenues for the European operations for the eleven months ended March 31, 2001 were $55,000 compared to $23,000 for the two months ended April 30, 2000. The increase in average monthly licensing revenues is attributable to expansion into new areas of Europe, the Middle East and Africa during the eleven months ended March 31, 2001.

    In addition, sales related to our NCR Teradata agreement, dated May 1999, commenced for our European operations in March 2000 after development of the NetVault plug-in application was completed. NCR sales through March 31, 2001 were predominantly in the European market but management expects significant expansion into the Asian and North American markets during our fiscal year ending March 31, 2002.

    During fiscal 2002, we plan to launch a dedicated sales effort for MagnaVault in the European, Middle Eastern and African markets through our United Kingdom office. During the eleven months ended March 31, 2001, we had nominal sales of MagnaVault in these regions as we had not yet dedicated our sales efforts; however, we believe the demand in these regions is strong and that we offer a competitive product to those already in the market.

Services Revenues

    Services revenue is made up almost entirely of maintenance revenues resulting from the sale of customer support contracts for both NetVault and MagnaVault. These contract fees generally approximate 20% of the licensing fee. The associated revenues from customer support contracts are deferred and amortized on a straight-line basis over the life of the contract, generally one year.

    During the eleven months ended March 31, 2001, service revenues generated in the North America, European and Asian regions were 40%, 35% and 25% of total service revenue, respectively. During the two months ended April 30, 2000, service revenues generated in the European and Asian regions were 74% and 26%, respectively.

    The decline in the percentage of service revenues for the European region during the eleven months ended March 31, 2001 is partially a result of the June 2000 Tracer acquisition which provided a substantial support base in North America. Average monthly service revenues for the European region for the eleven months ended March 31, 2001 were $38,000 compared to $45,000 for the two months ended April 30, 2000. The decrease in average monthly services revenues is due to the transfer of support customers located in North America from the European region to the new North America support operations established during the eleven months ended March 31, 2001

    Asian service revenues have remained constant as a percent of total service revenues, but have grown in terms of total dollars. Average monthly service revenues during the eleven months ended March 31, 2001 were $27,000 compared to $16,000 for the two months ended April 30, 2000. The increase in average monthly service revenues is due to the addition of Tracer KK in June 2000 and growing first time sales of support services in the region during the eleven months ended March 31, 2001.

    As of March 31, 2001, NetVault is supported from our offices in the North America, Europe and Asia and MagnaVault is supported from our offices in North America and Asia. As our European operation begins to sell MagnaVault, it will also commence support for existing and all new MagnaVault customers in the region.

Cost of Revenues

    Cost of revenues totaled $1.2 million and $51,000 or 16% and 11% of total revenues during the eleven months ended March 31, 2001 and the two months ended April 30, 2000, respectively. These costs consisted primarily of the direct cost of providing customer support including salary and benefits of staff working in our client service departments as well as associated costs of computer equipment, telephone and other general costs necessary to maintain an adequate level of customer support and service our end users. The increase in cost of revenues as a percentage of total revenues during the eleven months ended March 31, 2001 is due to the Company's efforts to improve customer support worldwide by hiring additional support personnel to meet the support demands of growing sales worldwide.

    Also included in cost of revenues are the direct costs of raw materials and packaging for the products shipped to customers. These costs, however, are nominal as the products shipped to customers consist of a CD, manual, printed box and other media. Product costs for these items individually and in aggregate are minimal and we have little risk of inventory obsolescence due to the small quantities of these items needed to fill our customers' orders and the short lead time to acquire additional materials. Raw material purchases are held in inventory until the sale of the related software product at which time the cost per unit sold is released to cost of revenues.

Sales and Marketing Expenses

    Sales and marketing expenses totaled $17.3 million and $438,000 or 230% and 91% of total revenues during the eleven months ended March 31, 2001 and the two months ended April 30, 2000, respectively. The increase in sales and marketing expenses as a percentage of total revenues was primarily due to costs incurred during the eleven months ended March 31, 2001 necessary to expand our worldwide sales force by 34 personnel to 51 at March 31, 2001 from 17 at April 30, 2000. The additional costs incurred in the expansion of our sales force during the eleven months ended March 31, 2001 included: salary and benefits, commissions, travel and equipment charges.

    The increase in headcount was due to the hiring of a substantial number of new sales professionals in North America during the eleven months ended March 31, 2001. Headcounts for the sales departments in the United Kingdom and Japan increased, although to a lesser extent than in North America, during the same period. We are currently focusing our sales and marketing efforts on what we believe is the largest potential market, North America, where NetVault is a new choice for end users. We believe there exists a greater potential market share as well as greater IT dollars budgeted for storage management software.

    Our efforts to introduce NetVault and promote MagnaVault in North American during the eleven months ended March 31, 2001 led to substantial spending in advertising and public relations. In addition, we attended an increased number of tradeshows throughout North America, Asia and Europe to promote our products and demonstrate, on a face-to-face basis with potential customers, their ease of use and speed of backup/restore of data on the many network configurations our products support.

Research and Development Expenses

    Research and development expenses totaled $4.4 million and $276,000 or 59% and 57% of total revenues during the eleven months ended March 31, 2001 and the two months ended April 30, 2000, respectively. While the percent of revenues devoted to research and development efforts has remained constant, absolute dollars spent have increased between the periods due to the addition of engineers in the North American region during the eleven months ended March 31, 2001.

    Our research and development expenses consist primarily of salary and related costs for our worldwide engineering staff which grew to 70 personnel as of March 31, 2001 from 24 as of April 30, 2000. The majority of our engineering efforts are carried out in the United States and United Kingdom; these locations are responsible for the ongoing development and testing of our products. Engineering efforts in Japan are minimal and relate to creating functionality and interface capabilities for users in the Asian region.

    Research and development expenses also increased during the eleven months ended March 31, 2001 due to the set-up and operation of our Interoperability Lab in San Diego, California, developed to test and qualify our software products on various vendor hardware solutions. In addition, we are focusing our development expenditures on upgrading MagnaVault as well as creating a single software platform that will integrate NetVault and MagnaVault into one solution.

General and Administrative Expenses

    General and administrative expenses totaled $13.4 million and $1.1 million or 178% and 230% of total revenues during the eleven months ended March 31, 2001 and for the two months ended April 30, 2000, respectively. The decrease in general and administrative expenses as a percentage of total revenues was a function of revenue growth during the eleven months ended March 31, 2001 as many of the general and administrative costs are fixed costs. Thus as revenues increase, general and administrative expenses as a percentage of total revenues decrease.

    General and administrative costs increased in total dollars during the eleven months ended March 31, 2001 due to the addition of executive management and administrative personnel and the related costs of running a worldwide public company.

    General and administrative expenses consist primarily of salary and related costs for our 41 executive and administrative employees throughout our worldwide offices as of March 31, 2001, which grew from 12 employees as of April 30, 2000. In addition, our offices also incurred additional expenses during the eleven months ended March 31, 2001 for: facility rents, build-out and depreciation, maintenance and other related costs. As of March 31, 2001 our facilities consisted of our corporate headquarters and three subsidiary offices as well as our satellite sales offices in the United States and Germany.

    During the eleven months ended March 31, 2001, we incurred increased legal fees over the two months ended April 30, 2000 related to the identification and protection of our intellectual property, assimilation of acquired entities, public reporting of our financial results and operational information, and general corporate matters. During this period, professional fees from accounting and consulting firms were incurred in the areas of annual audit, quarterly public filings, taxes, implementation of our enterprise reporting package and other general areas.

Amortization of Intangibles

    Amortization of intangibles totaled $4.8 million and $241,000 or 64% and 50% of total revenues for the eleven months ended March 31, 2001 and the two months ended April 30, 2000, respectively. The Company recorded intangibles of $4.3 million and $12.5 million relating to the acquisition of NetVault Holdings in March 2000 and Tracer in June 2000, respectively. We determined the estimated life of intangibles from both of our acquisitions to be three years due to the fact that the excess paid for the associated entities over the fair market value of the assets acquired related entirely to the acquired software's intellectual property. Intangibles are amortized on a straight-line basis, resulting in a monthly charge to the consolidated statement of operations of $470,000 through March 2003 and $350,000 from April 2003 through June 2003, which will provide for full amortization of the intangibles resulting from the NetVault Holdings and Tracer acquisitions.

    Our operating results for the two months ended April 30, 2000 compared to combined predecessor company operating results for the two months ended February 29, 2000.

Revenues

    Revenues decreased $77,000 or 14% to $483,000 for the two months ended April 30, 2000 from $560,000 for the two months ended February 29, 2000. The decrease in revenues is primarily due to NetVault Ltd. experiencing a lower sales volume post acquisition while the entity underwent personnel changes and assimilation into the new consolidated entity, BakBone. Revenues during the two months ended February 29, 2000 and the two months ended April 30, 2000 for NetVault KK were consistent. There were no revenues from our North American region in either of these periods as our sales efforts for North America were not established until July 2000.

Cost of revenues

    Cost of revenues totaled $51,000 and $94,000, or 11% and 17% of total revenues, for the two months ended April 30, 2000 and the two months ended February 29, 2000, respectively. The decrease in cost of revenues as a percentage of total revenues in the two months ended April 30, 2000 is primarily due to decreased customer service costs post acquisition for NetVault Ltd. and NetVault KK due to personnel movement within the companies after the March 2000 acquisition.

Operating expenses

    Operating expenses increased $1.4 million or 408% to $1.8 million during the two months ended April 30, 2000 from $359,000 during the two months ended February 29, 2000. The operating expenses for NetVault Ltd. and NetVault KK increased 32% and 59%, respectively, or a combined $144,000 between the periods due to the hiring of additional employees post acquisition. The remainder of the increase in operating expenses came from the establishment of our North American operations. These costs included the hiring of an executive team as well as engineers and administrative personnel, the costs of opening a new office in San Diego, California, and other corporate level costs associated with a public entity that were not experienced during the two months ended February 29, 2000.

    Combined predecessor company operating results for the two months ended February 29, 2000 compared to the year ended December 31, 1999.

Revenues

    Revenues for the two months ended February 29, 2000 were $560,000 compared to $3.8 million for the year ended December 31, 1999. In order to compare these two periods, revenues for the two months ended February 29, 2000 annualized approximates annual revenues of $3.4 million. This comparison results in an 11% decrease from the revenues during the year ended December 31, 1999. This decrease is mostly attributable to a general slow down in business for NetVault Ltd. during the first two months of 2000 that did not continue into future months.

Cost of revenues

    Cost of revenues totaled $94,000 and $1.1 million, or 17% and 29% of total revenues, for the two months ended February 29, 2000 and the year ended December 31, 1999, respectively. The decrease in cost of revenues as a percentage of total revenue is entirely attributable to NetVault Ltd., as NetVault KK had a consistent level of costs of revenues as a percentage of total revenues during both periods. NetVault Ltd. implemented cost reduction measures in client support services during the two months ended February 29, 2000 after it incurred increased costs in client support during fiscal 1999.

Operating expenses

    Operating expenses totaled $359,000 and $2.3 million, or 64% and 61% of total revenues, for the two months ended February 29, 2000 and the year ended December 31, 1999, respectively. Although operating expenses as a percentage of total revenues was consistent between periods, NetVault KK experienced a decrease and NetVault Ltd. experienced an increase in these expenses as a percent of revenues, respectively. NetVault KK decreased operating expenses through savings in the area of marketing and administrative expenses in an attempt to improve profitability. NetVault Ltd. had a comparable level of spending between the periods in terms of dollars spent; however, their percentage of total revenues increased due to declining revenues in the two months ended February 29, 2000 as discussed above.

    Combined predecessor company operating results for the year ended December 31, 1999 compared to the period ended December 31, 1998.

Revenues

    Revenues increased $1.8 million, or 95%, from $2.0 million for the period ended December 31, 1998 to $3.8 million for the year ended December 31, 1999. The increase in revenues consisted of a 195% increase for NetVault KK and a 76% increase for NetVault Ltd. between the periods. NetVault KK experienced growth throughout the Pacific Rim with the most dramatic growth in sales in Japan. NetVault KK's increased sales were attributable to greater acceptance of the NetVault product and the growth in the number of channel partners during 1999. In addition, NetVault KK commenced operations in February 1998; thus 1998 represents only ten sales months of operations, compared to a full year in 1999.

    NetVault Ltd. experienced significant growth throughout the United Kingdom and Europe as a result of increased acceptance of the NetVault Software in the market. NetVault Ltd. also experienced a full year of sales in 1999 as compared to only eight months of operations in 1998 as NetVault Ltd. commenced operations in May 1998.

Cost of revenues

    Cost of revenues totaled $454,000 and $1.1 million, or 23% and 29% of total revenues, for the period ended December 31, 1998 and the year ended December 31, 1999, respectively. The increase in cost of revenues as a percentage of total revenues between the two periods is primarily attributable to NetVault Ltd. as NetVault KK experienced a decrease in cost of revenues as a percent of total revenues due to rapid sales growth during 1999.

    During the year ended December 31, 1999, NetVault Ltd. increased staffing and other expenditures in the area of client services in advance of perceived sales growth. The fixed costs of client service salaries and benefits was not recovered by revenue growth as anticipated as revenue growth did not meet the company's expectations for the period. As discussed above, NetVault Ltd. took corrective action to control and reduce cost of revenues beginning in the two months ended February 29, 2000.

Operating expenses

    Operating expenses totaled $2.7 million and $2.3 million, or 137% and 61% of total revenues, for the period ended December 31, 1998 and the year ended December 31, 1999, respectively. Approximately one third of the $400,000 decrease in expenses between the periods is attributable to NetVault KK with the remaining two thirds coming from NetVault Ltd. The cost savings noted for both companies resulted from reduced operating costs in many areas as both companies focused on cost containment measures.

B. Liquidity and Capital Resources

    Company results during the eleven months ended March 31, 2001 and for the year ended April 30, 2000.

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

    Each Series A Special Warrant was converted to one common share and one-half Series A share purchase warrant and each Series B Special Warrant was converted to 1.1 common share and 0.55 Series B share purchase warrant, for no additional consideration, upon receipt of the approved prospectus in Canada. Each full share purchase warrant entitles the holder to purchase one common share at a specified exercise price. As of March 31, 2001, 1,841,995 share purchase warrants, having a weighted average exercise price of $14.49, related to this offering were outstanding.

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

    Net cash used in operating activities was $26.9 million and $811,000 during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. Cash used in operating activities during the year ended April 30, 2000 resulted from a net loss of $1.3 million partially offset by non-cash depreciation and amortization of $271,000. Other operating activities providing a significant source of cash during the year ended April 30, 2000 were the increase in accrued liabilities of $666,000 and the decease in accounts receivable of $67,000. Uses of cash during the year ended April 30, 2000 included an increase in other assets of $228,000 and a decrease in accounts payable of $287,000.

    Cash used in operating activities during the eleven months ended March 31, 2001 resulted from a net loss of $32.7 million partially offset by non-cash depreciation and amortization of $5.9 million. Other operating activities that contributed to the use of cash during the eleven months ended March 31, 2001 included increases in accounts receivable of $663,000 and other assets of $943,000 and those providing a source of cash consisted of increases in accounts payable of $402,000, accrued liabilities of $723,000 and deferred revenue of $461,000.

    The increase in cash used in operating activities of $26.0 million from the year ended April 30, 2000 to the eleven months ended March 31, 2001 is partially due to a two-month operating year versus an eleven month operating year. Most notable, however, is the significant increase in overall operating expenses associated with further formation of the North American operations including a significant investment in sales and marketing and the hiring of a complete executive team and other support personnel. The increase is also driven, to a lesser extent, by the expansion of the businesses in the Asian and European regions.

    Net cash used in investing activities was $7.1 million and $4.0 million during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. Cash used in investing activities during the year ended April 30, 2000 included $3.7 million for the acquisition of NetVault Holdings in March 2000 (net of cash acquired from NetVault Holdings and BakBone of $800,000). Capital expenditures during the year ended April 30, 2000 of $305,000 were mostly attributable to the initial build-out of the San Diego corporate headquarters and purchase of computer equipment for new employees.

    Cash used in investing activities during the eleven months ended March 31, 2001 consisted partially of $2.4 million for the acquisition of Tracer in June 2000 (net of cash acquired of $1.1 million). Capital expenditures during the eleven months ended March 31, 2001 of $4.8 million included the purchase of an enterprise resource planning system, a customer relationship management system, a global telecommunications system, equipment and devices for interoperability testing, and the build-out of our corporate headquarters in San Diego, California and our new offices in Tokyo, Japan.

    Net cash provided by financing activities was $9.5 million and $35.5 million during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. Cash provided by financing activities during the year ended April 30, 2000 consisted primarily of $35.1 million from the issuance of special warrants (net of offering costs of $2.7 million) as discussed above. The sale of stock options and share purchase warrants provided an additional $187,000 and $235,000, respectively, which was offset slightly by a $67,000 repayment of related party loans.

    Cash provided by financing activities during the eleven months ended March 31, 2001 consisted primarily of proceeds of $6.9 million from the exercise of share purchase warrants. In addition, we entered into a line of credit with a bank that provided $3.9 million of net borrowings and received $864,000 from the exercise of stock options during the eleven months ended March 31, 2001. Cash used in financing activities during the eleven months ended March 31, 2001 consisted mainly of $1.4 million of restricted cash for a lease facility, $234,000 of capital lease payments, $153,000 of bank note payments, $248,000 of related party note payments and an additional $217,000 in offering costs associated with the Special Warrant offering.

    As of March 31, 2001, the Company had $6.0 million in cash and cash equivalents available for working capital. In addition, as mentioned above, we raised an additional $15 million in May 2001 through the private placement of 3,000,000 special warrants. We believe that existing cash and cash equivalents will be sufficient to meet our anticipated cash needs through the current fiscal year. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or attempt to obtain a larger credit facility.

    Additional debt would result in increased interest expenses and could result in covenants that would restrict our operations. The sale of additional equity securities would result in immediate and potentially significant dilution to our shareholders. We have not made arrangements to obtain additional debt or equity financing and there is no assurance that additional financing, if required, will be available in amounts or on terms acceptable to us, if available at all.

    Predecessor company results for the two months ended February 29, 2000 and for the years ended December 31, 1998 and 1999.

    Our predecessor entities consist of two privately held entities, NetVault Ltd. and NetVault KK (the "predecessors").

NetVault KK

    The operations of NetVault KK were established in February 1998. In its first year, NetVault KK received funding from co-founders and related parties in the form of short-term non-interest bearing loans as well as through the initial sale of shares. During the year ended December 31, 1998, NetVault KK used cash in operating activities, driven mostly by the loss in its first year, but was able to purchase necessary equipment and enter into a facility lease while ending the year with cash on hand.

    During the year ended December 31, 1999 and the two months ended February 29, 2000, NetVault KK had net cash provided by operations at levels that allowed for partial repayment of the related party loans and additional purchase of necessary equipment. In addition, after the initial draw down of the short term loans and sale of shares during the year ended December 31, 1998, NetVault KK was able to generate adequate cash flow to operate its business without the need to seek any additional financing.

NetVault Ltd.

    The operations of NetVault Ltd. commenced in April 1998. During the year ended December 31, 1998, NetVault issued share capital to its owners for cash and had borrowings from other related entities in order to fund the operations.

    During the year ended December 31, 1999 and the two months ended February 29, 2000, NetVault Ltd. sold no additional share capital. NetVault Ltd. had net cash used in operations and was able to partially repay some of its related party amounts, in part due to receiving a substantial product development fees during 1999. During the two months ended February 29, 2000, NetVault Ltd. increased its cash on hand through cash provided from operations, no capital expenditures and minimal cash outflows for financing activities.

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

    Management has targeted the OEM market as an important potential market for our revenue growth. Sales through the OEM channel generally have a combined impact on revenues. First, the shipment of our products to the OEM for inclusion with their software or hardware solution sold to their end users generally provides nominal per unit revenue to the Company. Our product that is shipped with the OEM's software or hardware is a 45 day trial version. This trial version gives potential end users exposure to a full version our products, for a limited time.

    OEM sales also provide an opportunity to up-sell an end user a fully functional version of our products that generates a full license fee and generally includes maintenance revenues associated with a one year service contract. The number of OEM hardware units shipped and the related up-sell rate is not currently available but these will be key measures of the success as the OEM program becomes better established.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Name	Position
SENIOR MANAGEMENT
Keith Rickard	President and Chief Executive Officer
Harry Brayne	Managing Director
Fabrice Helliker	Executive Vice President of Engineering
Andrew Unsworth	Managing Director, European operations
DIRECTORS
Archie Nesbitt	Director
Harry Brayne	Director
J.G. (Jeff) Lawson	Director
Neil MacKenzie	Director
Jeffrey Taylor	Director
Keith Rickard	Director

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

DIRECTORS

    The biographies of directors Keith Rickard and Harry Brayne, who are also members of senior management, are presented above.

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

Jeffrey Taylor, Director

    Jeff Taylor previously served as Chairman of the Board of Directors for Pennaco Energy Inc., an independent natural gas and oil company. Pennaco Energy, an American Stock Exchange-listed company, was sold to USX Marathon Group (NYSE: MRO). Mr. Taylor also served as a director of the University of California—San Diego, Cancer Center. He holds an MBA from the University of San Diego, and a Finance degree from the University of Southern California.

B. Compensation.

    The following table details the compensation of our senior management during the two most recent years, all amounts in the table and related footnotes are expressed in United States Dollars:

Long-Term Compensation Awards
			Annual Compensation				Securities Under Stock Options Granted	Restricted Shares or Restricted Share Units (3)
Twelve Months Ended March 31
Name and Principal Position			Salary		Bonus	Other Annual Compensation			All Other Compensation ($)
Keith Rickard(1), President and Chief Executive Officer	2001 2000			— —	— —	— —	— —	— —	— —
Harry Brayne, Managing Director	2001 2000		$ $	105,000 105,000	— —	— —	187,000 187,000	960,000 960,000	— —
Fabrice Helliker, Vice President of Engineering	2001 2000		$ $	102,500 69,375	$10,070 —	$9,288 —	100,000 100,000	320,000 320,000	$900 —
Andrew Unsworth, Managing Director, European Operations	2001 2000	(2)		$53,942 —	— —	— —	— —	100,000 —	$4,569 —

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

3.
Restricted shares represent shares held in an employee benefit trust set up to retain certain key personnel associated with NetVault Ltd. Mr. Brayne has fully vested in his shares held in the trust and Mr. Helliker and Mr. Unsworth are one third vested in their shares with one third vesting in March 2002 and the remaining one third vesting in March 2003. These shares are currently held in the trust, employees do not have voting rights to these shares and as of September 30, 2001, no shares have been distributed to employees.

C. Board practices.

    The Board of Directors was elected at the annual meeting of shareholders on September 24, 2001 and will serve one year terms until either re-elected or replaced. Directors do not receive any fees or other compensation or benefits in respect of their service except for reimbursement of direct expenses related to travel to Board of Directors and other Company meetings requiring their presence.

    The Company's audit committee consists of Mr. Nesbitt, Mr. Lawson, and Mr. MacKenzie. The audit committee is responsible for oversight of management reporting and internal controls. The committee communicates directly with external auditors.

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

Name and principal position	Common Shares held directly and beneficially	% of Outstanding Common Shares as of May 31, 2000	Options outstanding	Exercise price		Expiration date
Keith Rickard, President and Chief Executive Officer	—	—	350,000 150,000	$ $	5.00 7.50	June 2011 June 2011
Harry Brayne, Managing Director	1,137,000	2.72%	—		—	—
Fabrice Helliker, Executive Vice President of Engineering	(1)	(1)	84,000		$0.95	October 2002
Andrew Unsworth, Managing Director, European Operations	(1)	(1)	—		—	—
Archie Nesbitt, Director	885,967	2.1%	204,600		$14.20	January 2003
J.G. (Jeff) Lawson, Director	(1)	(1)	25,000 25,000	$ $	14.20 6.16	January 2003 March 2011
Neil MacKenzie, Director	(1)	(1)	25,000 25,000	$ $	14.20 6.16	January 2003 March 2011
Jeffrey Taylor, Director	1,854,248	4.4%	350,000		$5.00	May 2011

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

    In connection with the acquisition of Tracer in June 2000, the Barcus Family Trust (the trustees of which are J. Michael Barcus and Amelia Barcus, who are relatives of Patrick Barcus) received 122,240 Common Shares. The value of the shares issued to the related party, as well as to all unrelated parties, in the Tracer acquisition was determined based on the closing price of our Common Shares per the TSE on the date of the acquisition. The fair value of the underlying assets acquired was determined to approximate their book value on the date of the acquisition. In addition to the Common Shares received, J. Michael Barcus also received stock options to acquire 62,500 Common Shares of BakBone at an exercise price of $6.00 per share, the price of which was based on stock options already issued to existing Company management prior to the acquisition. Patrick Barcus, who was a director of BakBone, also received (indirectly) 12,000 Common Shares through his ownership in Tracer KK, one of the former shareholders of Tracer.

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

    In addition, Barcus and Cerqueira agreed to sell their 22% interest in NetVault KK to the Company in March 2000 in exchange for an aggregate of 375,000 Common Shares, of which Barcus received 187,500 Common Shares and Cerqueira received 187,500 Common Shares. The number of shares issued was determined in December 1999 based on the assigned value of the ownership interest held by Barcus and Cerqueira as mutually determined by the Company and Barcus and Cerqueira based on the then current operating results and certain projections of future business potential. The resulting value was divided by the closing price per the TSE at the time of negotiation resulting in the number of shares to be issued. At the closing of the acquisition in March 2000, the predetermined number of shares was not adjusted based on the increase in the value of the Company's stock, per the closing price on the TSE at the time of the acquisition.

    Prior to the acquisition of NetVault KK, Barcus and Cerqueira provided loans to NetVault KK for use under normal operating activities. These loans are payable upon demand and are interest-free. At March 31, 2001 and April 30, 2000, the balance owed these individuals totaled $118,000 and $366,000, respectively.

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

    It is management's belief that all transactions with related parties have been entered into on terms that are not more favorable than terms that would have been negotiated with unrelated parties. Any future acquisition dealings with a related party will be supported by additional third party valuation information.

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

    BakBone Software KK (formerly NetVault Corporation) Financial Statements as of February 29, 2000, December 31, 1999 and 1998 and for the period from January 1, 2000 through February 29, 2000, the year ended December 31, 1999 and the period from February 2, 1998 (Date of Incorporation) to December 31, 1998.

    BakBone Software Limited (formerly NetVault Limited) Financial Statements, as of February 29, 2000, December 31, 1999 and 1998 and for the two-month period ended February 29, 2000 and the years ended December 31, 1999 and 1998.

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

      (a) for the five most recent full financial years: the annual high and low market prices:

Fiscal year ended:

	3/31/01	4/30/00	4/30/99	4/30/98	4/30/97
High	$21.00	$56.00	$.90	$2.52	$6.12
Low	$4.50	$.55	$.07	$.72	$1.62

      (b) for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

Quarter ended:

	9/30/01	6/30/01	3/31/01	12/31/00	9/30/00	6/30/00	4/30/00	1/31/00	10/31/99	7/31/99
High	$4.60	$6.76	$10.50	$12.50	$21.00	$30.25	$56.50	$19.95	$1.19	$1.95
Low	$0.86	$3.48	$4.70	$4.50	$11.40	$10.00	$15.15	$0.93	$0.65	$0.55

      (c) for the most recent six months: the high and low market prices for each month:

	Oct. 01	Sept. 01	August 01	July 01	June 01	May 01
High	$1.95	$1.79	$3.47	$4.60	$5.75	$6.76
Low	$1.20	$0.86	$1.60	$2.00	$4.00	$4.85

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

    We intend to apply to list our Common Shares for trading on the American Stock Exchange ("AMEX"). For companies without pre-tax income, the AMEX listing guidelines require that the company have a public float with a market value of US$15 million, a minimum share price of $3, and $4 million in stockholders' equity. Although BakBone currently meets the public float and stockholders' equity tests, the market price of our stock on the Toronto Stock Exchange has recently been in the range of CDN$1.50, or approximately US$.96. We will not be able to meet the AMEX's minimum listing requirements until our stock price exceeds US$3 per share. Whether or not we are able in the near term to achieve our goal of listing our stock on the AMEX, we are filing this form in order to be positioned to submit our listing application after we achieve the AMEX minimum listing requirements. We have also filed this form in order to satisfy the requirements of potential investors, some of whom may have self-imposed limits on their ability to invest in companies that do not file periodic reports with the SEC.

    Even if our share price rises, there can be no guaranty that our application to list on the AMEX will be accepted. Furthermore, even if successful, we will be required to maintain the minimum listing requirements, including the US$3 per share stock price, and may be de-listed from the AMEX if we fail to meet those requirements.

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

    Distributions which constitute "excess distributions" from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules:(1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder's holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be treated as ordinary income in the current taxable year and (3) the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

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

    On March 16, 2000, the Company acquired 100% of NVS Holdings Inc. (NVS). This acquisition, as detailed below, resulted in a reverse takeover of the Company by NVS as the greater proportion of the voting shares of the Company were held by NVS shareholders after the acquisition. Concurrent with the reverse takeover of the Company, the merged entity acquired NetVault Holdings Limited, NetVault Limited and an aggregate 47% of NetVault Corporation (NVKK). At the time of this acquisition, NetVault Holdings Limited was a non-operating private shell while NetVault Limited and NetVault Corporation had substantive operations.

    In regards to these acquisitions, the Company has determined that the operations of the acquired companies were not material during the period from March 1, 2000 through the actual date of the acquisition and as such has assigned a convenience date of March 1, 2000 for accounting purposes.

    Each of these acquisitions is discussed in greater detail as follows:

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

  With respect to the 15,625,000 shares issued by the Company, NVS had the ability to allocate the shares at its discretion, and as a result, 2,100,000 shares were issued to an employee benefit trust (EBT) on March 16, 2000. The EBT was established for the benefit of certain employees and principals of NetVault Limited and to ensure their continued involvement in the operations of the Company. The EBT shares are to be distributed to employees pursuant to the related vesting terms, generally over three years.

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

(g)
Revenue Recognition

    The Company derives revenue from licensing its software and from the sale of customer support services (maintenance) and professional services. Professional services include training and consulting services. The Company sells exclusively through a network of partners and all sales are based on a published master price list with set discounts given to partners based on their specific contract with the Company.

    Vendor specific objective evidence exists for the software element and the professional services element in that we sell each element separately, based on the established prices in the master price list. The prices for professional services are based on set hourly rates. Vendor specific objective evidence exists for the maintenance element in that the maintenance agreements include technical support for a one year period, with an option to renew the agreements for a period of one or more years, and the annual renewal fee ranges generally from 18% to 22% of the software license fee. As vendor specific objective evidence exists for each element, the Company uses separate element accounting. The Company has standard payment terms, which it offers to all of its customers, and does not offer any extended payment terms.

    The Company recognizes software license revenue upon meeting certain defined criteria including: the execution of a signed contract, delivery of the product to the customer, determination that the software license fees are fixed and determinable, and determination that collection of the software license fees is probable. If any of the criteria are not met, the Company defers recognition of the software license revenue until the criteria are met. The Company recognizes revenue from professional services as the services are performed. The Company recognizes revenue from maintenance contracts ratably over the related contract period.

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

    Under Canadian GAAP, contingently issuable shares, including shares held in escrow, the unallocated EBT shares and the allocated but unvested EBT and incentive shares are included in the calculation of basic loss per share. Under U.S. GAAP, contingently issuable shares including shares held in escrow, the unallocated EBT shares and the allocated but unvested EBT and incentive shares are excluded from the weighted-average number of shares outstanding used for the computation of basic loss per share until such shares are released for trading. Escrowed shares, the unallocated EBT shares and the allocated but unvested incentive shares were excluded from the computation of diluted loss per share under U.S. GAAP due to their antidilutive effect.

(e)
Tracer Acquisition

    In connection with the acquisition of Tracer, the Company issued 250,000 stock options to principals of Tracer at a price of $6.00 per share. Of the stock options granted, one-third vested immediately and two-thirds vest over a period of two years. Under U.S. GAAP, the fair value of the immediately vested stock options is included in the acquisition cost of Tracer and was determined using the Black-Scholes option- pricing model resulting in a value of $941,000. The additional value resulted in an increase to intangibles associated with the Tracer acquisition of $941,000, of which $261,000 was amortized during the eleven months ended March 31, 2001 under U.S. GAAP. The options that vest over a period of two years are discussed in Note 15(a), Stock Options Issued with Exercise Prices Less Than Fair Value.

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

(g)
Acquisition of 22% Interest in NVKK

    Under U.S. GAAP, in order to use the carryover basis for an acquisition involving an entity under common control, a company must demonstrate control of greater than 50% of the voting interests of the acquired entity prior to the acquisition. Although the Company has effective control of NVKK through its direct ownership interest combined with the interests owned by certain Company officers and directors, it does not control greater than 50% of the voting rights of NVKK. Therefore, under U.S. GAAP, the Company's purchase of 22% of NVKK on March 1, 2000 is accounted for by using the purchase method of accounting based on the fair value of the consideration. Accordingly, the Company recorded an investment in affiliate and share capital of $3,713,000 for the fair value of the shares issued to consummate the transaction. The investment in affiliate is being amortized over three years as the value of the common shares issued exceeded the value of our underlying equity in net assets of NVKK. The fair value of the shares was determined on the date the Company and NVKK reached agreement on the purchase price and the transaction was announced.

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

BAKBONE SOFTWARE INCORPORATED

Consolidated Balance Sheets

March 31, 2001 and April 30, 2000

(Canadian dollars in thousands)

	2001				2000
	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP
Assets
Current assets:
Cash and cash equivalents	$6,012	(1,104)	(1)	4,908	30,687	(331)	(1)	30,356
Restricted cash	142	—		142	—	—		—
Accounts receivable	2,214	(1,163)	(1)	1,051	1,088	(355)	(1)	733
Other assets	788	(229)	(1)	559	469	(60)	(1)	409

Total current assets	9,156	(2,496)		6,660	32,244	(746)		31,498
Capital assets, net	5,891	(535)	(1)	5,356	802	(32)	(1)	770
Restricted cash	1,230	—		1,230	—	—		—
Intangibles, net	12,347	472	(2)	12,819	4,129	—		4,129
Receivable from affiliates	—	2,483	(1)	2,483	—	—		—
Investment in affiliates	—	2,378	(3)	2,378	—	3,542	(3)	3,542
Other assets	949	(696)	(1)	253	141	(52)	(1)	89

Total assets	$29,573	1,606		31,179	37,316	2,712		40,028

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$2,157	(273)	(1)	1,884	1,145	(281)	(1)	864
Accrued liabilities	1,767	(285)	(1)	1,482	943	(183)	(1)	760
Deferred revenue	1,058	(234)	(1)	824	420	—		420
Current portion of capital lease obligations	302	—		302	13	—		13
Current portion of notes payable	4,058	(116)	(1)	3,942	—	—		—
Loans from related parties	118	(118)	(1)	—	366	(366)	(1)	—

Total current liabilities	9,460	(1,026)		8,434	2,887	(830)		2,057
Capital lease obligations, excluding current portion	379	—		379	—	—		—
Notes payable, excluding current portion	296	(296)	(1)	—	—	—		—

Total liabilities	10,135	(1,322)		8,813	2,887	(830)		2,057

Minority interest	158	(158)	(1)	—	—	—		—
Shareholders' equity:
Share capital	52,858	125,735	(4)	178,593	87	126,778	(7)	126,865
Share capital held by subsidiary	(98)	98	(1)	—	—	—		—
Special warrants	—	—		—	35,630	—		35,630
Employee benefit trust	—	(650)	(5)	(650)	—	(2,363)	(5)	(2,363)
Deferred compensation	—	(47,553)	(5)	(47,553)	—	(74,711)	(5)	(74,711)
Cumulative exchange adjustment	551	(44)	(1)	507	26	(10)	(1)	16
Accumulated deficit	(34,031)	(74,500)	(4)	(108,531)	(1,314)	(46,152)	(6)	(47,466)

Total shareholders' equity	19,280	3,086		22,366	34,429	3,542		37,971

Total liabilities and shareholders' equity	$29,573	1,606		31,179	37,316	2,712		40,028

(1)
see Note 15(h)

(2)
see Notes 15(e) and 15(h)

(3)
see Notes 15(g) and 15(h)

(4)
see Notes 15(a), 15(e), 15(g), and 15(h)

(5)
see Note 15(a)

(6)
see Notes 15(a) and 15(g)

(7)
see Notes 15(a), 15(g), and 15(h)

BAKBONE SOFTWARE INCORPORATED

Consolidated Statements of Operations and Accumulated Deficit

Eleven months ended March 31, 2001 and
the year ended April 30, 2000

(Canadian dollars in thousands, except loss per share)

	2001				2000
	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP
Revenues	$7,529	(2,622)	(1)	4,907	483	(238)	(1)	245
Cost of revenues	1,187	(210)	(1)	977	51	(25)	(1)	26

Gross margin	6,342	(2,412)		3,930	432	(213)		219

Operating expenses:
Sales and marketing	17,295	2,186	(2)	19,481	438	607	(2)	1,045
Research and development	4,439	13,626	(2)	18,065	276	2,507	(2)	2,783
General and administrative	13,436	8,234	(2)	21,670	1,109	42,663	(2)	43,772
Amortization of intangibles	—	5,090	(4)	5,090	—	241	(3)	241
Amortization of investment in affiliate	—	1,134	(5)	1,134	—	206	(5)	206

Total operating expenses	35,170	30,270		65,440	1,823	46,224		48,047

Operating loss	(28,828)	(32,682)		(61,510)	(1,391)	(46,437)		(47,828)
Interest income, net	594	57	(1)	651	228	—		228
Amortization of intangibles	(4,829)	4,829	(3)	—	(241)	241	(3)	—
Foreign exchange gains, net	30	—		30	32	(32)	(1)	—
Other income, net	267	(266)	(1)	1	58	40	(1)	98
Equity in income (loss) of affiliate	—	(237)	(1)	(237)	—	36	(1)	36
Minority interest	49	(49)	(1)	—	—	—		—

Net loss	(32,717)	(28,348)		(61,065)	(1,314)	(46,152)		(47,466)
Accumulated deficit, beginning of year	(1,314)	(46,152)		(47,466)	—	—		—

Accumulated deficit, end of year	$(34,031)	(74,500)		(108,531)	(1,314)	(46,152)		(47,466)

Loss per share	$(0.92)	(1.53)		(2.45)	(0.14)	(5.76)		(5.90)

Weighted-average common shares	35,571,845	(10,668,387)		24,903,458	9,515,933	(1,471,222)		8,044,711

(1)
see Note 15(h)

(2)
see Notes 15(a) and 15(h)

(3)
see Note 15(c)

(4)
see Notes 15(c) and 15(e)

(5)
see Note 15(g)

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

BAKBONE SOFTWARE K.K.
(formerly NetVault Corporation)

Financial Statements for
the Period from January 1, 2000 through February 29, 2000,
the Year Ended December 31, 1999, and the Period from February 2, 1998
(Date of Incorporation) through December 31, 1998

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Board of Directors and shareholders
BakBone Software K.K.:

We have audited the accompanying balance sheets of BakBone Software K.K. (formerly NetVault Corporation) as of February 29, 2000, December 31, 1999 and December 31, 1998, and the related statements of operations, shareholders' capital deficiency, and cash flows for the period from January 1, 2000 through February 29, 2000, the year ended December 31, 1999, and the period from February 2, 1998 (date of incorporation) through December 31, 1998 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BakBone Software K.K. (formerly NetVault Corporation) as of February 29, 2000, December 31, 1999 and December 31, 1998, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG

Tokyo, Japan
October 5, 2001

BAKBONE SOFTWARE K.K.

Balance Sheets

February 29, 2000, December 31, 1999 and December 31, 1998

	Thousands of Yen
	February 29, 2000,	December 31, 1999	December 31, 1998
Assets
Current assets:
Cash	¥ 19,824	17,258	3,077
Receivables:
Trade accounts	27,153	28,020	12,536
Other	—	—	395
Inventories (note 4)	600	2,448	1,265
Due from related party	—	—	6,789
Prepaid expenses and other current assets	1,558	1,071	438

Total current assets	49,135	48,797	24,500

Equipment, at cost:
Equipment	3,883	2,571	2,268
Less accumulated depreciation	(1,306)	(1,065)	(658)

Net equipment	2,577	1,506	1,610

Other assets:
Intangibles	352	352	352
Lease deposit	3,427	3,427	3,427

Total other assets	3,779	3,779	3,779

Total assets	¥ 55,491	54,082	29,889

Liabilities and Shareholders' Capital Deficiency
Current liabilities:
Short-term shareholder loans—(note 5)	¥ 32,797	38,849	57,228
Payables:
Trade accounts to NetVault Ltd. (UK)	15,078	12,905	—
Other	200	882	7,053
Income taxes payable	—	70	58
Other current liabilities	11,120	13,726	3,577

Total current liabilities	59,195	66,432	67,916

Shareholders' capital deficiency:
Common stock, ¥50,000 par value.
Authorized 800 shares; issued and outstanding 200 shares at December 31, 1999 and 1998, respectively	10,000	10,000	10,000
Accumulated deficit	(13,704)	(22,350)	(48,027)

Total shareholders' capital deficiency	(3,704)	(12,350)	(38,027)

Commitments (note 7)
Total liabilities and shareholders' capital deficiency	¥ 55,491	54,082	29,889

See accompanying notes to financial statements.

BAKBONE SOFTWARE K.K.

Statements of Operations

Period from January 1, 2000 through February 29, 2000, Year ended December 31, 1999, and
Period from February 2, 1998 (date of incorporation) through December 31, 1998

	Thousands of yen
	2000	1999	1998
Net sales	¥ 26,430	115,788	45,093
Cost of sales	9,191	40,320	23,937

Gross profit	17,239	75,468	21,156
Selling, general and administrative expenses	7,799	49,447	68,187

Operating income (loss)	9,440	26,021	(47,031)

Other income (expenses):
Interest income	12	3	1
Other income	—	3	—
Exchange loss	(806)	(280)	(939)

Other expenses—net	(794)	(274)	(938)

Income (loss) before income taxes	8,646	25,747	(47,969)

Income taxes (note 6)	—	70	58

Net income (loss)	¥ 8,646	25,677	(48,027)

    See accompanying notes to financial statements.

BAKBONE SOFTWARE K.K.

Statements of Shareholders' Capital Deficiency

Period from January 1, 2000 through February 29, 2000, Year ended December 31, 1999, and
Period from February 2, 1998 (date of incorporation) through December 31, 1998

		Thousands of yen
	Outstanding number of shares of common stock
		Common stock	Accumulated deficit
Balance at February 2, 1998	200	¥10,000	—
Net loss			¥(48,027)

Balance at December 31, 1998	200	10,000	(48,027)
Net income			25,677

Balance at December 31, 1999	200	¥10,000	¥(22,350)
Net income			8,646

Balance at February 29, 2000	200	¥10,000	¥(13,704)

See accompanying notes to financial statements.

BAKBONE SOFTWARE K.K.

Statements of Cash Flows

Period from January 1, 2000 through February 29, 2000, Year ended December 31, 1999, and
Period from February 2, 1998 (date of incorporation) through December 31, 1998

	Thousands of yen
	2000	1999	1998
Cash flows from operating activities:
Net income (loss)	¥ 8,646	25,677	(48,027)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	241	407	658
(Increase) decrease in receivables	867	(15,089)	(12,931)
(Increase) decrease in inventories	1,848	(1,183)	(1,265)
(Increase) decrease in amounts due from related party	—	6,789	(6,789)
Increase in prepaid expenses and other current assets	(487)	(633)	(438)
Increase in payables to NetVault Ltd. (UK)	2,173	12,905	—
Increase (decrease) in payables—other	(682)	(6,171)	7,053
Increase (decrease) in income tax payable	(70)	12	58
Increase (decrease) in other current liabilities	(2,606)	10,149	3,577

Net cash provided by (used in) operating activities	9,930	32,863	(58,104)

Cash flows from investment activities:
Purchase of equipment	(1,312)	(303)	(2,268)
Increase in lease deposit	—	—	(3,427)
Increase in intangibles	—	—	(352)

Net cash used in investing activities	(1,312)	(303)	(6,047)

Cash flows from financing activities:
Increase (decrease) in short-term shareholder loans	(6,052)	(18,379)	57,228
Shares issued	—	—	10,000

Net cash provided by (used in) financing activities	(6,052)	(18,379)	67,228

Net increase in cash	2,566	14,181	3,077

Cash at beginning of year/period	17,258	3,077	—

Cash at end of year/period	¥19,824	17,258	3,077

See accompanying notes to financial statements.

BAKBONE SOFTWARE K.K.

Notes to Financial Statements

February 29, 2000, December 31, 1999 and December 31, 1998

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

    2.  Incorporation and Business

    The Company was incorporated on February 2, 1998.

    The principal business of the Company is to import, distribute and expand the market in Japan for "NetVault' computer back-up software, produced by NetVault Ltd. (UK), located in the United Kingdom. Pursuant to the terms of the software license distribution agreement entered into between NetVault Ltd. and the Company, NetVault Ltd. may terminate the agreement at any time, without cause, upon six months written notice, and may terminate the agreement upon ninety days written notice in the event of a material breach or if payments made to it from the Company are less than US$500,000 from October 23, 1997, the effective date of the agreement, to May 31, 1998, or less than $1.5 million from the effective date of the agreement to May 31, 1999, or less than $750,000 during any subsequent year.

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

      (e)  Revenue Recognition

      The Company derives revenue from licensing its software and from the sale of customer support services (maintenance) and professional services. Professional services include training and consulting services. The Company sells exclusively through a network of partners and all sales are based on a published master price list with set discounts given to partners based on their specific contract with the Company.

      Vendor specific objective evidence exists for the software element and the professional services element in that we sell each element separately, based on the established prices in the master price list. The prices for professional services are based on set hourly rates. Vendor specific objective evidence exists for the maintenance element in that the maintenance agreements include technical support for a one year period, with an option to renew the agreements for a period of one or more years, and the annual renewal fee is 20% of the software license fee. As vendor specific objective evidence exists for each element, the Company uses separate element accounting. The Company has standard payment terms, which it offers to all of its customers, and does not offer any extended payment terms.

      The Company recognizes software license revenue upon meeting certain defined criteria including: the execution of a signed contract, delivery of the product to the customer, determination that the software license fees are fixed and determinable, and determination that collection of the software license fees is probable. If any of the criteria are not met, the Company defers recognition of the software license revenue until the criteria are met. The Company recognizes revenue from professional services as the services are performed. The Company recognizes revenue from maintenance contracts ratably over the related contract period.

    4.  Inventories

    Inventories at February 29, 2000, December 31, 1999 and December 31, 1998 consisted of the following:

	Thousands of yen
	2000	1999	1998
Merchandise	¥—	1,848	1,265
Raw material and supplies	600	600	—

Total	¥600	2,448	1,265

    5.  Related Party Transactions

    Patrick Barcus, Representative Director, and Anthony Cerqueira, Director, have made interest-free loans to the Company. These loans have no specific maturity dates and are provided to the Company to purchase goods from NetVault Ltd. (UK), and for other capital needs.

    As shown in the accompanying financial statements, the Company has experienced significant operating losses resulting in a net capital deficiency, and therefore, its continued existence is dependent upon the resolution of Company's liquidity issues. In order to resolve such issues management of the Company has taken several steps to achieve profitable operations. In addition, the Parent has agreed that they will provide the Company with the financial support to ensure continued existence.

Accordingly, management of the Company remains confident that it will be able to continue operating as a going concern.

    6.  Income Taxes

    The Company is subject to corporate tax, inhabitants tax and enterprise tax based on the income which, in the aggregate, resulted in a normal effective statutory rate of 42% in 2000 and 1999 and 48% in 1998, respectively. Income taxes incurred in 1999 and 1998 were per capita portion only. The Company incurred tax losses in 1998, which can be used as a deduction in the determination of taxable income in future periods through 2003.

    Components of the deferred tax assets at February 29, 2000, December 31, 1999 and December 31, 1998 were as follows:

	Thousands of yen
	2000	1999	1998
Net operating loss carryforwards	¥6,601	7,633	19,972
Accruals and other items	—	2,802	3,048

Gross deferred tax assets	6,601	10,435	23,020

Less valuation allowance	(6,601)	(10,435)	(23,020)

Net deferred tax assets	¥—	—	—

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical operating results and projections for the taxable income for the future, management has determined that it is more likely than not that the portion of deferred tax assets not utilized through the reversal of deferred tax liabilities will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company has a tax loss carryforward of ¥13,881 thousand, ¥18,173 thousand, and ¥41,608 thousand for the period from January 1, 2000 through February 29, 2000, the year ended December 31, 1999, and for the period from February 2, 1998 through December 31, 1998, respectively, which expires in 2003.

    Income tax expense consists of per capita tax only but not other current or deferred income taxes.

    A reconciliation of the combined statutory tax rates for the the period from January 1, 2000 through February 29, 2000, the year ended December 31, 1999, and the period from February 2, 1998 through December 31, 1998 to the effective rates of income tax reflected in the accompanying statements of operations is as follows:

	2000	1999	1998
Statutory income tax rate	42.0%	42.0%	(48.0)%
Operating loss	—	—	41.6
Loss carryforwards used	(39.7)	(38.2)	—
Accrued expense disallowed	—	(2.4)	4.1
Other	(2.3)	(1.4)	2.3

Effective income tax rate	0.0%	0.0%	0.0%

    7.  Commitments

    The Company occupies office space under a cancelable lease agreement. The lease deposit made under this agreement is included in other assets on the accompanying balance sheets. Rent expenses for the period from January 1, 2000 through February 29, 2000, the year ended December 31, 1999, and the period from February 2, 1998 (date of incorporation) through December 31, 1998 amounted to ¥835 thousand, ¥5,018 thousand, and ¥5,116 thousand, respectively.

    The Company had no non-cancelable lease commitments at February 29, 2000, December 31, 1999 or December 31, 1998.

BAKBONE SOFTWARE LIMITED

(FORMERLY NETVAULT LIMITED)

Audited financial statements

Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998

BakBone Software Limited
(formerly NetVault Limited)

Audited financial statements

Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998

Contents

Report of the independent auditors to the Board of Directors of BakBone Software Limited (formerly NetVault Limited)	101
Profit and loss accounts for the two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998	102
Balance sheets as at 29 February 2000, 31 December 1999 and 1998	103
Cash flow statements for the two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998	104
Notes to the financial statements	106

Independent Auditors' Report

To the Board of Directors of BakBone Software Limited (formerly NetVault Limited)

    We have audited the accompanying balance sheets of BakBone Software Limited (formerly NetVault Limited) as of 29 February 2000, 31 December 1999 and 1998, and the related profit and loss accounts and cash flow statements for the two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998. These financial statements are the responsibility of BakBone Software Limited's (formerly NetVault Limited's) management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of BakBone Software Limited (formerly NetVault Limited) as of 29 February 2000, 31 December 1999 and 1998, and the results of its operations and its cash flows for the two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998, in conformity with accounting principles generally accepted in the United Kingdom.

    Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected net (loss)/income for the two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998, and deficit on shareholders' funds as of 29 February 2000, 31 December 1999 and 1998, to the extent summarised in note 24 of the financial statements.

KPMG
Chartered Accountants

Southampton, England
12 October 2001

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998

Profit and loss accounts

	Note	Two-month period ended 29 February 2000 £	Restated (see note 2) Year ended 31 December 1999 £	Year ended 31 December 1998 £
Turnover	1, 2	120,987	1,059,170	588,896
Cost of sales		(23,170)	(340,992)	(73,707)

Gross profit		97,817	718,178	515,189
Administrative expenses		(107,425)	(704,677)	(772,931)
Other operating income		600	5,054	—

Operating (loss)/profit	3	(9,008)	18,555	(257,742)
Interest receivable and similar income	6	335	1,933	3,199
Interest payable and similar charges	7	(1,915)	(6,614)	(20,637)

(Loss)/profit on ordinary activities before taxation		(10,588)	13,874	(275,180)
Tax on (loss)/profit on ordinary activities	8	—	(391)	6,800

(Loss)/profit for the financial period		(10,588)	13,483	(268,380)
Dividends	9	—	(1)	—

Retained (loss)/profit for the financial period		(10,588)	13,482	(268,380)
Retained loss brought forward		(254,898)	(268,380)	—

Retained loss carried forward		(265,486)	(254,898)	(268,380)

    There are no recognised gains and losses other than the loss for the financial period of £10,588 for the two-month period ended 29 February 2000, the profit for the financial period of £13,482 for the year ended 31 December 1999, and the loss for the financial period of £268,380 for the year ended 31 December 1998. There is no difference between the results reported above and their historical cost equivalents. All of the above results relate to continuing operations. All of the results for 1998 relate to an acquired business.

The accompanying notes are an integral part of these financial statements.

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998

Balance sheets
At 29 February 2000, 31 December 1999 and 1998

				Restated (see note 2)
		29 February 2000		31 December 1999		31 December 1998
	Note	£	£	£	£	£	£
Fixed assets
Intangible assets	11		3		3		3
Tangible assets	12		157,620		164,322		186,360
Investments	13		—		—		25

			157,623		164,325		186,388
Current assets
Stocks		1,460		1,460		197,192
Debtors	14	332,775		455,317		71,753
Cash at bank and in hand		89,787		76,500		222,553

		424,022		533,277		491,498
Creditors: amounts falling due within one year	15	(697,031)		(802,400)		(788,423)

Net current liabilities			(273,009)		(269,123)		(296,925)

Total assets less current liabilities			(115,386)		(104,798)		(110,537)

Creditors: amounts falling due after more than one year	16		—		—		(7,743)

Net liabilities			(115,386)		(104,798)		(118,280)

Capital and reserves
Called up share capital	18		150,100		150,100		150,100
Profit and loss account			(265,486)		(254,898)		(268,380)

Deficit on equity shareholders' funds			(115,386)		(104,798)		(118,280)

The accompanying notes are an integral part of these financial statements.

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998

Cash flow statements
For the two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998

		Two-month period ended 29 February 2000		Year ended 31 December 1999		Year ended 31 December 1998
	Note	£	£	£	£	£	£
Net cash inflow/(outflow) from operating activities	22		92,510		(54,024)		132,165
Returns on investment and servicing of finance
Interest received		—		1,933		3,199
Interest paid		(417)		(2,459)		(11,270)
Interest on finance leases		(357)		(4,155)		(9,367)

			(774)		(4,681)		(17,438)
Capital expenditure
Payments to acquire tangible fixed assets		—		(13,748)		(291,570)
Receipts from sales of tangible fixed assets		—		2,774		65,410
Payments to acquire intangible fixed assets		—		—		(3)

			—		(10,974)		(226,163)

Equity dividends paid			—		(1)		—

Financing
Issuing of ordinary share capital		—		—		150,000
Capital element of finance lease rental payments		(3,830)		(23,971)		(14,337)

			(3,830)		(23,971)		135,663

Increase/(decrease) in cash			87,906		(93,651)		24,227

The accompanying notes are an integral part of these financial statements.

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998

Reconciliation of net cash flow to movement in net debt

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
Increase/(decrease) in cash in the period	87,906	(93,651)	24,227
Cash outflow from decrease/(increase) in debt and lease financing	3,830	23,971	14,337

Change in net funds resulting from cash flows	91,736	(69,680)	38,564
New finance leases	—	(16,315)	(32,729)

Movement in cash in the period	91,736	(85,995)	5,835
Net (debt)/cash at start of period	(80,172)	5,823	(12)

Net cash/(debt) at end of period	11,564	(80,172)	5,823

The accompanying notes are an integral part of these financial statements.

BakBone Software Limited

(formerly NetVault Limited)

Audited financial statements

Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998

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

    Royalty income receivable from related parties is recognised upon customer acceptance of the software and issuance of the permanent key.

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

3  Operating profit/(loss)

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
(Loss)/profit on ordinary activities before taxation is stated after charging:
Auditors' remuneration:
Audit	2,000	5,500	6,000
Depreciation and other amounts written off tangible fixed assets:
Owned	5,189	37,043	57,483
Leased	1,513	11,288	10,658
Loss on disposal of fixed assets	—	996	4,388
Research and development	45,732	270,406	224,530

4  Remuneration of directors

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
Directors' emoluments	27,831	154,110	112,787
Company contributions to money purchase pension schemes	1,892	9,027	13,031

    The directors' emoluments in 1998 were settled by way of a management charge payable to Willow Limited.

    Retirement benefits are accruing to two directors (1999: 2; 1998: 2) under money purchase schemes.

5  Staff numbers and costs

	Number of employees
	Two-month period ended 29 February 2000	Year ended 31 December 1999	Year ended 31 December 1998
Average number of persons employed by the company (including directors)	15	15	13

    The aggregate payroll costs of these persons were as follows:

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
Wages and salaries	70,133	417,147	335,384
Social security costs	7,543	41,620	44,865
Other pension costs	3,532	19,842	21,814

	81,208	478,609	402,063

6  Interest receivable and similar income

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
Bank interest receivable	335	1,933	3,199

7  Interest payable and similar charges

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
Finance lease interest	357	4,155	9,367
Bank interest payable	1,558	2,459	11,270

	1,915	6,614	20,637

8  Taxation

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
UK Corporation tax at 20% (1999: 20.25%; 1998: 21%)	—	391	(6,800)

    At 29 February 2000, tax losses amounting to £197,746 (1999: £191,639; 1998: £203,306) are available to relieve future profits of the company.

9  Dividends

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
Equity shares:
Paid—0.0007p per share	—	1	—

10  Acquisitions

    On 30 April 1998 NetVault Limited acquired the trade and certain of the assets of Willow Limited a fellow subsidiary for a consideration of £225,263.

Book and fair values £
Fixed assets
Intangible	3
Tangible	294,696

Total assets	294,699

Creditors—amounts falling due within one year
Obligations under finance leases	(47,427)
Creditors—amounts falling due after one year
Obligations under finance leases	(22,009)

Total liabilities	(69,436)

Net assets	225,263

Discharged by:
Cash	75,263
Shares	150,000

225,263

    Willow Limited had the following trading results for the full and part financial years prior to acquisition:

	Four-month period ended 30 April 1998 £	Year ended 31 December 1997 £
Turnover	135,655	1,556,284

Operating (loss)/profit	(164,180)	132,130
Other income	4,843	19,289
Net interest payable	(23,781)	(31,362)

(Loss)/profit before taxation	(183,118)	120,057
Taxation	51,130	(11,386)

(Loss)/profit after taxation	(131,988)	108,671

11  Intangible fixed assets

Goodwill and intellectual property £
Cost and net book value
At 1 January 1998, 31 December 1998 and 1999, and 29 February 2000	3

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

12  Tangible fixed assets

	Fixtures and fittings £	Computer equipment £	Motor vehicles £	Total £
Cost
At 1 January 1998	—	—	—	—
Transfer from immediate parent undertaking	89,200	98,197	107,299	294,696
Additions	980	14,027	14,596	29,603
Disposals	—	—	(28,989)	(28,989)
Transfer to fellow subsidiary undertaking	—	—	(55,851)	(55,851)

At 31 December 1998	90,180	112,224	37,055	239,459
Additions	—	30,063	—	30,063
Disposals	—	—	(3,432)	(3,432)
Transfer to fellow subsidiary undertaking	—	(1,774)	—	(1,774)

At 31 December 1999	90,180	140,513	33,623	264,316
Additions	—	—	—	—
Disposals	—	—	—	—

At 29 February 2000	90,180	140,513	33,623	264,316

Depreciation
At 1 January 1998	—	—	—	—
Charge for the year	9,392	36,140	22,609	68,141
Eliminated on disposals	—	—	(5,027)	(5,027)
Transfer to fellow subsidiary undertaking	—	—	(10,015)	(10,015)

At 31 December 1998	9,392	36,140	7,567	53,099
Charge for year	10,978	31,050	6,303	48,331
On disposals	—	—	(1,436)	(1,436)

At 31 December 1999	20,370	67,190	12,434	99,994
Charge for 2 months	1,745	4,074	883	6,702

At 29 February 2000	22,115	71,264	13,317	106,696

Net book value
At 29 February 2000	68,065	69,249	20,306	157,620

At 31 December 1999	69,810	73,323	21,189	164,322

At 31 December 1998	80,788	76,084	29,488	186,360

    The net book value of motor vehicles includes £20,306 (1999: £21,189; 1998: £27,510) in respect of assets held under hire purchase and finance lease agreements. The amount of depreciation in respect of such assets amounted to £883 (1999: £6,303; 1998: £6,113) for the period. The net book value of computer equipment and fixtures and fittings includes £ 10,699 (1999: £11,329; 1998: £15,712) in respect of assets held under hire purchase and finance lease agreements. The amount of depreciation in respect of such assets amounted to £630 (1999:£4,985; 1998: £4,545) for the period.

13  Fixed asset investments

Shares in subsidiary undertaking £
Cost
At 1 January 1998, 31 December 1998 and 1999, and 29 February 2000	25
Provision
At 1 January 1998	—
Provided in year	—

At 31 December 1998	—
Provided in year	25

At 31 December 1999	25
Provided in 2 months	—

At 29 February 2000	25
Net book value
At 29 February 2000	—

At 31 December 1999	—

At 31 December 1998	25

    The company's fixed asset investments consist of 100% of the ordinary share capital of NetVault Inc, a dormant company incorporated in the US.

14 Debtors

	29 February 2000 £	31 December 1999 £	31 December 1998 £
Trade debtors	263,564	297,323	22,099
Amounts owed by group undertakings	48,024	40,198	2,839
Other debtors	14,052	39,543	38,812
Prepayments and accrued income	335	71,453	1,203
Recoverable taxation	6,800	6,800	6,800

	332,775	455,317	71,753

15 Creditors: amounts falling due within one year

	29 February 2000 £	31 December 1999 £	31 December 1998 £
Bank overdraft	71,317	145,936	198,338
Obligations under finance leases (see note 16)	6,906	10,736	10,649
Trade creditors	19,303	41,068	259,833
Amounts owed to group undertakings	142,143	111,191	267,802
UK Corporation tax	391	391	—
Other taxes and social security	13,388	36,384	21,042
Other creditors	7,415	7,239	4,500
Accruals and deferred income	436,168	449,455	26,259

	697,031	802,400	788,423

    Obligations under finance leases are secured by related leased assets.

    As at 29 February 2000, 31 December 1999 and 1998, the company's bank overdraft was secured by a fixed and floating charge over all the fixed and current assets of the company. The bank overdraft is repayable on demand and interest is charged at 2.5% above bank base rate.

    Accruals and deferred income include £221,701 (1999: £192,115; 1998: £Nil) of deferred income relating to funding received for the development of a plug-in component for a re-seller (see note 2), and £177,473 (1999: £232,831; 1998: £17,817) of deferred income relating to maintenance contracts (see note 1).

16 Creditors: amounts falling due after more than one year

	29 February 2000 £	31 December 1999 £	31 December 1998 £
Obligations under finance leases	—	—	7,743

    Analysis of debt:

	29 February 2000 £	31 December 1999 £	31 December 1998 £
Debt can be analysed as falling due:
In one year or less, or on demand	71,317	145,936	198,338

    The maturity of obligations under finance leases is as follows:

	29 February 2000 £	31 December 1999 £	31 December 1998 £
Within one year	9,140	13,218	12,920
In the second to fifth years	—	—	10,316

	9,140	13,218	23,236
Less future finance charges	(2,234)	(2,482)	(4,844)

	6,906	10,736	18,392

17 Provisions for liabilities and charges

Deferred taxation

    There was no provision for deferred taxation and no unprovided deferred tax liabilities at 29 February 2000, 31 December 1999 or 31 December 1998. As 29 February 2000, the company had a deferred tax asset of £4,774 (1999: £5,231; 1998: £6,950). This asset has not been recognised because, in the opinion of management, its realisation is not assured beyond reasonable doubt.

18 Called up share capital

	29 February 2000 £	31 December 1999 £	31 December 1998 £
Authorised
250,000 ordinary shares of £1 each	250,000	250,000	250,000

Allotted, called up and fully paid
150,100 ordinary shares of £1 each	150,100	150,100	150,100

    On 11 March 1998, the authorised share capital was increased from 100 to 250,000 ordinary shares of £1 each. On 30 April 1998, a further 150,000 ordinary shares of £1 each were issued at par (see note 10).

19 Reconciliation of movements in shareholders' (deficit)/funds

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
(Loss)/profit for the financial period	(10,588)	13,483	(268,380)
New share capital subscribed	—	—	150,000
Dividends	—	(1)	—

Net (reduction in)/addition to shareholders' funds	(10,588)	13,482	(118,380)
Opening shareholders' (deficit)/funds	(104,798)	(118,280)	100

Closing shareholders' deficit	(115,386)	(104,798)	(118,280)

20 Operating lease commitments

    Annual commitments under non-cancellable operating leases are as follows:

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
Leases which expire:
Within two to five years	40,000	40,000	40,000

21 Related party disclosures

    During the two month period ended 29 February 2000 and the years ended 31 December 1999 and 1998, the company entered into transactions, in the ordinary course of business, with various related parties. Transactions entered into and trading balances outstanding at 29 February 2000 and 31 December 1999 and 1998 are as follows:

	Sales to related party £	Purchases from related party £	Amounts owed by related party £	Amounts owed to related party £
Related party
Willow Group Limited
2000	—	—	—	—
1999	3	—	—	—
1998	—	—	—	—
Willow Limited
2000	—	—	292	63,009
1999	—	—	292	48,880
1998	292	3,067	292	230,728
Willow Starcom Limited
2000	—	18,651	9,581	79,134
1999	7,034	24,432	9,581	62,311
1998	2,547	24,432	2,547	37,074
NetVault Holdings Limited
2000	—	—	—	—
1999	—	3	—	—
1998	—	—	—	—
NetVault Corporation
2000	36,500	—	38,151	—
1999	100,699	—	30,325	—
1998	—	—	—	—

    Until 21 December 1999, the company's immediate and ultimate parent companies were Willow Limited and Willow Group Limited, respectively, and Willow Starcom Limited was a fellow subsidiary.

    With effect from 21 December 1999, the company's immediate and ultimate parent became NetVault Holdings Limited.

22  Reconciliations of operating (loss)/profit to net cash (outflow)/inflow from operating activities

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
Operating (loss)/profit	(9,008)	18,555	(257,742)
Depreciation charge	6,702	48,331	68,141
Loss on disposal of tangible fixed assets	—	996	4,388
Decrease/(increase) in stocks	—	195,732	(197,192)
Decrease/(increase) in debtors	122,877	(383,564)	(64,866)
(Decrease)/increase in creditors	(28,061)	65,901	579,436
Write down of fixed asset investments	—	25	—

Net cash inflow/(outflow) from operating activities	92,510	(54,024)	132,165

23  Analysis of net (debt)/funds

	At 1 January 1998 £	Cash flows £	Other changes £	At 31 December 1998 £
Cash in bank, at hand	—	222,553	—	222,553
Overdraft	(12)	(198,326)	—	(198,338)

	(12)	24,227	—	24,215
Debt due within one year
Finance leases	—	14,337	(24,986)	(10,649)
Debt due after one year
Finance leases	—	—	(7,743)	(7,743)

	(12)	38,564	(32,729)	5,823

	At 1 January 1999 £	Cash flows £	Other changes £	At 31 December 1999 £
Cash in bank, at hand	222,553	(146,053)	—	76,500
Overdraft	(198,338)	52,402	—	(145,936)

	24,215	(93,651)	—	(69,436)
Debt due within one year
Finance leases	(10,649)	23,971	(24,058)	(10,736)
Debt due after one year
Finance leases	(7,743)	—	7,743	—

	5,823	(69,680)	(16,315)	(80,172)

	At 1 January 2000 £	Cash flows £	Other changes £	At 29 February 2000 £
Cash in bank, at hand	76,500	13,287	—	89,787
Overdraft	(145,936)	74,619	—	(71,317)

	(69,436)	87,906	—	18,470
Debt due within one year
Finance leases	(10,736)	3,830	—	(6,906)
Debt due after one year
Finance leases	—	—	—	—

	(80,172)	91,736	—	11,564

24
Summary of differences between United Kingdom and United States of America generally accepted accounting principles ("UK GAAP" and "US GAAP")

    The company's financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The significant differences affecting the company relate principally to the following items and the effects of the adjustments on net (loss)/income for the two-month period ended 29 February 2000 and the years ended 31 December 1999 and 1998, and deficit on shareholders' funds as at 29 February 2000 and 31 December 1999 and 1998 are as set out below.

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

      Cash flows under FRS 1 in respect of interest received, interest paid and taxation would be included within operating activities under SFAS No. 95.

    A summarised cash flow under US GAAP is as follows:

	Two-month period ended 29 February 2000 £	Year ended 31 December 1999 £	Year ended 31 December 1998 £
Cash inflow/(outflow) from operating activities	91,736	(58,705)	114,727
Cash outflow on investing activities	—	(10,974)	(226,163)
Cash (outflow)/inflow from financing activities	(3,830)	(23,972)	135,663

Increase/(decrease) in cash and cash equivalents	87,906	(93,651)	24,227
Cash and cash equivalents at the start of the year	(69,436)	24,215	(12)

Cash and cash equivalents at the end of the year	18,470	(69,436)	24,215

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

      The gross deferred tax asset under US GAAP would be £42,036 (1999: £38,644; 1998: £44,588). A full valuation allowance has been set up against this so that there would be no (1999: £Nil; 1998: £Nil) net deferred tax asset.

(c)
Accounting for subsidiary undertakings: Under UK GAAP the company is exempt from the requirement to prepare consolidated financial statements by virtue of its size.

      Under US GAAP, Accounting Research Bulletin 51 "Consolidated Financial Statements", the company is required to prepare consolidated financial statements. Such consolidated financial statements would present the results of operations, financial positions and cash flows of both the company and its subsidiary, NetVault Inc.

      Consolidation of NetVault Inc. within the financial statements of the company would have no effect on net income and reduce deficit on shareholders' funds by £25 for the two-month period ended 29 February 2000, increase net income and reduce deficit on shareholders' funds by £25 for the year ended 31 December 1999, and would have no effect (on either the net loss or deficit on shareholders' funds) for the year ended 31 December 1998.

25  Parent company and ultimate controlling party

    At 31 December 1998, the company was a subsidiary undertaking of Willow Group Limited. At 31 December 1999 and 29 February 2000, the company was a subsidiary undertaking of NetVault Holdings Limited. Both Willow Group Limited and NetVault Holdings Limited are companies registered in England and Wales. Willow Group Limited did not prepare consolidated financial statements for 1998 and NetVault Holdings Limited did not prepare consolidated financial statements for 1999 or 2000. On 16 March 2000 NetVault Holdings Limited, the company's ultimate parent company, was acquired by BakBone Software Inc, a company registered in Canada.

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

Item 18. Financial Statements.

    Not applicable.

Item 19. Exhibits.

INDEX TO EXHIBITS

Exhibit	Description
1.1	Articles of Continuance *
1.2	Bylaws *
4.1	Form of Domestic Reseller Agreement *
8.1	List of Subsidiaries *
10.1	Consent of KPMG LLP
10.2	Consent of KPMG
10.3	Consent of KPMG
10.4	Consent of Gold, Liens & Adoff

*
Previously filed as exhibits to Form 20-F, Commission File No. 00-12230

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BAKBONE SOFTWARE INCORPORATED
By:
/s/ KEITH RICKARD President and Chief Executive Officer

Date: November 19, 2001

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
  Item 12. Description of Securities Other than Equity Securities.
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies.
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  Item 15. [Reserved]
  Item 16. [Reserved]
PART III
  Item 17. Financial Statements.
Table of Contents
Independent Auditors' Report
BAKBONE SOFTWARE INCORPORATED Consolidated Statements of Operations and Accumulated Deficit Eleven months ended March 31, 2001 and the year ended April 30, 2000 (Canadian dollars in thousands, except loss per share)
BAKBONE SOFTWARE K.K. (formerly NetVault Corporation) Financial Statements for the Period from January 1, 2000 through February 29, 2000, the Year Ended December 31, 1999, and the Period from February 2, 1998 (Date of Incorporation) through December 31, 1998 (With Independent Auditors' Report Thereon)
Independent Auditors' Report
BAKBONE SOFTWARE K.K. Statements of Shareholders' Capital Deficiency Period from January 1, 2000 through February 29, 2000, Year ended December 31, 1999, and Period from February 2, 1998 (date of incorporation) through December 31, 1998
BAKBONE SOFTWARE K.K. Statements of Cash Flows Period from January 1, 2000 through February 29, 2000, Year ended December 31, 1999, and Period from February 2, 1998 (date of incorporation) through December 31, 1998
BAKBONE SOFTWARE K.K. Notes to Financial Statements February 29, 2000, December 31, 1999 and December 31, 1998
BAKBONE SOFTWARE LIMITED (FORMERLY NETVAULT LIMITED) Audited financial statements Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998
BakBone Software Limited (formerly NetVault Limited) Audited financial statements Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998
Contents
Independent Auditors' Report
BakBone Software Limited (formerly NetVault Limited) Audited financial statements Two-month period ended 29 February 2000 and years ended 31 December 1999 and 1998
TRACER TECHNOLOGIES, INC. AND SUBSIDIARY FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
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
  Item 18. Financial Statements.
  Item 19. Exhibits.
INDEX TO EXHIBITS
SIGNATURES