Form 20-F/A
period 2001-12-31
BAKBONE SOFTWARE INC
filed 2002-02-04
CIK 735993

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 51,931,322 as at December 31, 2001.

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

Forward-Looking Statements. Certain statements in this registration statement constitute forward-looking statements. The actual results, performance, or achievements of the Company may be materially different from those expressed or implied by such forward-looking statements. The forward- looking statements include projections relating to trends in markets, revenues, and future expenditures on research and development, marketing, general and administrative expenses, and capital resource sufficiency, dependence on new product development, dependence on a limited product portfolio and customer base, rapid technological and market change, competition and future growth. Each of these areas is subject to risks, which we discuss more fully in Item 3.D, "Risk Factors." We discuss trends in these areas, as reflected in our recent financial statements, in Item 5, "Operating and Financial Review and Prospects." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this registration statement might not occur.

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

Name	Position
SENIOR MANAGEMENT
Keith Rickard	President and Chief Executive Officer
John Fitzgerald	Chief Financial Officer
Harry Brayne	Managing Director
Fabrice Helliker	Executive Vice President of Engineering
Andrew Unsworth	Managing Director, European Operations
DIRECTORS
Archie Nesbitt	Director
Harry Brayne	Director
J.G. (Jeff) Lawson	Director
Neil MacKenzie	Director
Keith Rickard	Director

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

Item 2. Offer Statistics and Expected Timetable

        Not Applicable.

Item 3. Key Information

Exchange Rate Information

        The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of the month-end exchange rates during each such period and the end of period rate. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at January 25, 2002 was $.6217.

	Year ended March 31, 2001	Year ended April 30, 2000	Year ended April 30, 1999	Year ended April 30, 1998	Year ended April 30, 1997
High	$.6889	$.6969	$.7055	$.7317	$.7513
Low	$.6336	$.6607	$.6341	$.6832	$.7228
Average	$.6648	$.6795	$.6651	$.7132	$.7345
Period End	$.6336	$.6879	$.6626	$.7052	$.7228

	December 2001	November 2001	October 2001	September 2001	August 2001	July 2001
High	$.6396	$.6363	$.6428	$.6437	$.6547	$.6622
Low	$.6254	$.6241	$.6325	$.6330	$.6456	$.6472
Average	$.6334	$.6276	$.6378	$.6494	$.6494	$.6533
Period End	$.6279	$.6363	$.6340	$.6330	$.6461	$.6532

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

B. Capitalization and indebtedness.

        The table below sets forth our total indebtedness and capitalization as of December 31, 2001 (in thousands). You should read this table in conjunction with our audited consolidated financial statements and accompanying notes, included in this registration statement.

Current portion of long-term debt	$4,472
Long-term debt	410

Total debt	$4,882

Shareholders' equity(1)
Common shares, 51,931,322 issued and outstanding	$75,989
Accumulated deficit	(53,216)
Cumulative exchange adjustment	690

Total shareholders' equity	$23,463

Total capitalization	$28,345

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

        OEM and bundling revenues from the related agreements have not been a material source of revenues to date. Management believes that the existing unit sales data relating to OEM and bundling agreements are not adequate to provide a basis for projecting revenue from upgrades. In addition, the related upgrade rate for products already shipped can not yet be relied upon as a basis of projecting upgrade revenue. To date, the Company has not realized material revenues and does not expect these agreement directly to generate material revenues. Revenues may result in the future because this agreement facilitates the distribution of our product to end users who may (or may not) make a purchase decision to upgrade to a more fully functional version of the NetVault Software. The point of achieving material revenues cannot be predicted at this time as these relationships are in their initial stages and reliable sales information for these relationships does not exist. Because these relationships do not yield material revenue, we believe that these are not material agreements and therefore we have not filed the agreements with this Form 20-F.

        The following is a discussion of the OEM and bundling agreements currently in place.

  Turbolinux Japan

        In April 2001, we signed a bundling agreement with Turbolinux Japan under which the version 6.5 of Turbolinux is bundled with a customized copy of NetVault. In Japan, Turbolinux is a version of the Linux operating system generally preferred by small and mid-sized companies. Distribution of the product is handled either through Turbolinux's distributors or on a retail level through computer shops. For each of the bundled Turbolinux/NetVault units shipped, BakBone receives a nominal fee set forth in the agreement. Upgrade opportunities for this product are somewhat less than for our other OEM and bundled products as users of Turbolinux typically do not have large systems that would require additional functionality for the bundled NetVault software.

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

        The following tables details the Company's facility leases for office locations throughout the world:

LOCATION	SQ. FT.	LEASE COMMENCEMENT DATE	LEASE EXPIRATION DATE	USE OF PROPERTY
Corporate Office 10145 Pacific Heights Blvd. Suite 900 San Diego, CA 92121	12,500	August 14, 2000	June 30, 2006	Administration Development Sales Marketing
Corporate Office 10147 Pacific Heights Blvd. Suite 300 San Diego, CA 92121	12,500	October 1, 2001	October 1, 2006	Administration
Corporate Apartment 10986 W Ocean Air Drive Apt. 377 San Diego, CA 92130	1,250	May 3, 2000	May 31, 2001 Month to Month	Out of town Employee Visits to Corp.
Beltsville, MD Office 11785 Beltsville Drive Beltsville, MD 20705	7,727	December 1, 2001	May 1, 2004	Development Sales
Temecula, CA Sales Office 41690 Enterprise Circle North Suite 200N Temecula, CA	184	May 1, 2001	October 31, 2001 Month to Month	Sales
Munich Germany Sales Office Regus Centre Arnulfstrasse 27 Munich, Germany 80335	300	September 1, 2000	December 31, 2000 Month to Month	Sales
United Kingdom Office Merck House 2nd Floor Seldown Road Poole, Dorset	7,853	July 1, 2000	June 30, 2005	Development Administration Sales Marketing
Japan Office Shinjuku Daiichi-seimei bldg. 11F No.7-1, Nishi-Shinjuku, Shinjuku-ku Tokyo, Japan 163-0071	5,988	September 1, 2000	August 31, 2002	Administration Development Sales Marketing

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

        Net cash used in operating activities was $26.9 million and $811,000 during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. Cash used in operating activities during the year ended April 30, 2000 resulted from a net loss of $1.3 million partially offset by non-cash depreciation and amortization of $271,000. Other operating activities providing a significant source of cash during the year ended April 30, 2000 were the increase in accrued liabilities of $666,000 and the decrease in accounts receivable of $67,000. Uses of cash during the year ended April 30, 2000 included an increase in other assets of $228,000 and a decrease in accounts payable of $287,000.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Name	Position
SENIOR MANAGEMENT
Keith Rickard	President and Chief Executive Officer
John Fitzgerald	Chief Financial Officer
Harry Brayne	Managing Director
Fabrice Helliker	Executive Vice President of Engineering
Andrew Unsworth	Managing Director, European operations
DIRECTORS
Archie Nesbitt	Director
Harry Brayne	Director
J.G. (Jeff) Lawson	Director
Neil MacKenzie	Director
Keith Rickard	Director

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

John Fitzgerald, Chief Financial Officer

        John Fitzgerald was appointed to the position of Chief Financial Officer in January 2002 and is responsible for executing BakBone's financial and operational strategies. Mr. Fitzgerald started with BakBone in early 2001 and held the position of Corporate Controller where he was responsible for all aspects of financial control and reporting for the Company, including treasury management, tax planning, public reporting, and budget planning. Prior to joining BakBone, Mr. Fitzgerald consulted for several high tech and start-up companies in the areas of SEC reporting, initial public offerings, and strategic planning. He began his career with Arthur Andersen and holds a Bachelor's of Science degree from San Diego State University.

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

B. Compensation.

        The following table details the compensation of our senior management during the two most recent years, all amounts in the table and related footnotes are expressed in United States Dollars:

Long-Term Compensation Awards
			Annual Compensation				Securities Under Stock Options Granted	Restricted Shares or Restricted Share Units (3)
Twelve Months Ended March 31
Name and Principal Position			Salary		Bonus	Other Annual Compensation			All Other Compensation ($)
Keith Rickard(1), President and Chief Executive Officer	2001 2000			— —	— —	— —	— —	— —	— —
John Fitzgerald(4) Chief Financial Officer	2001 2000			17,000 —	— —	— —	16,000 —	— —	— —
Harry Brayne, Managing Director	2001 2000		$ $	105,000 105,000	— —	— —	187,000 187,000	960,000 960,000	— —
Fabrice Helliker, Vice President of Engineering	2001 2000		$ $	102,500 69,375	$10,070 —	$9,288 —	100,000 100,000	320,000 320,000	$900 —
Andrew Unsworth, Managing Director, European Operations	2001 2000	(2)		$53,942 —	— —	— —	— —	100,000 —	$4,569 —

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

4.
Mr. Fitzgerald was hired in January 2001 and carried out the position of Corporate Controller until January 2002 when he was appointed Chief Financial Officer.

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

E. Share ownership.

        The following table shows the number of our Common Shares beneficially owned by each director and the named executive officer in subsection 6.B, as of December 31, 2001. The information set forth in the share ownership reflects all of the information available to the Company concerning beneficial ownership of the Company's equity securities as contemplated by Rule 13d-3, including any indirect or informal arrangements meeting the definition of beneficial ownership.

Name and principal position	Common Shares held directly and beneficially	% of Outstanding Common Shares as of December 31, 2001	Options outstanding	Exercise price		Expiration date
Keith Rickard, President and Chief Executive Officer	—	—	—		—	—
John Fitzgerald, Chief Financial Officer	(1)	(1)	8,000 8,000	$ $	5.65 4.90	February 2011 May 2011
Harry Brayne, Managing Director	1,224,548	2.4%	—		—	—
Fabrice Helliker, Executive Vice President of Engineering	(1)	(1)	84,000		$0.95	October 2002
Andrew Unsworth, Managing Director, European Operations	(1)	(1)	—		—	—
Archie Nesbitt, Director	631,900	1.2%	200,000		$4.40	June 2011
J.G. (Jeff) Lawson, Director	(1)	(1)	—		—	—
Neil MacKenzie, Director	(1)	(1)	40,000		$4.40	June 2011

(1)
Individual beneficially owns less than 1% of our common shares as of December 31, 2001.

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

          (a)  for the five most recent full financial years: the annual high and low market prices:

Fiscal year ended:

	3/31/01	4/30/00	4/30/99	4/30/98	4/30/97
High	$21.00	$56.00	$.90	$2.52	$6.12
Low	$4.50	$.55	$.07	$.72	$1.62

          (b)  for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

Quarter ended:

	12/31/01	9/30/01	6/30/01	3/31/01	12/31/00	9/30/00	6/30/00	4/30/00	1/31/00	10/31/99	7/31/99
High	$1.95	$4.60	$6.76	$10.50	$12.50	$21.00	$30.25	$56.50	$19.95	$1.19	$1.95
Low	$1.15	$0.86	$3.48	$4.70	$4.50	$11.40	$10.00	$15.15	$0.93	$0.65	$0.55

        (c)  for the most recent six months: the high and low market prices for each month:

	Dec. 01	Nov. 01	Oct. 01	Sept. 01	August 01	July 01
High	$1.52	$1.95	$1.95	$1.79	$3.47	$4.60
Low	$1.15	$1.20	$1.20	$0.86	$1.60	$2.00

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

D. Selling shareholders.

        Not Applicable.

E. Dilution.

        Not Applicable.

F. Expenses of the issue.

        Not Applicable.

Item 10. Additional Information.

A. Share capital.

        Our capital stock consists of an unlimited number of Common Shares authorized, no par value per share. As of December 31, 2001 there were 51,931,322 Common Shares outstanding. We have reserved 3,754,439 Common Shares for issuance upon exercise of employee stock options under our stock option plan. In addition, we have 1,659,000 outstanding Series B warrants each at a price of $15.00 and 182,995 outstanding Series B Broker Options at a price of $9.90. Both the Series B warrants and Series B Broker Options expire no later than March 2002. In addition, the Company has 1,792,600 outstanding warrants each at a price of $1.65 entitling the holder to purchase one common share, expiring on April 2002.

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

        Vendor specific objective evidence exists for the software element and the professional services element in that we sell each element separately, based on the established prices in the master price list. The prices for professional services are based on set hourly rates. Vendor specific objective evidence exists for the maintenance element in that the maintenance agreements include technical support for a one year period, with an option to renew the agreements for a period of one or more years, and the annual renewal fee ranges generally from 18% to 22% of the software license fee. As vendor specific objective evidence exists for each element, the Company uses separate element accounting. The Company has standard payment terms, which it offers to all of its customers, and does not offer any extended payment terms. In addition, the Company's sales agreements do not contain any right of return provisions or stock balancing rotation rights.

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

        Summarized financial information for NVKK and Tracer KK is as follows:

	NVKK & Tracer KK Combined	NVKK
	March 31, 2001	April 30, 2000
Current assets	$2,496	$746
Noncurrent assets	1,231	84

Total assets	3,727	830

Current liabilities	1,026	830
Noncurrent liabilities	2,779	—

Total liabilities	$3,805	$830

	NVKK & Tracer KK Combined	NVKK
	11 months ended March 31, 2001	Year ended April 30, 2000
Net sales	$2,622	$238

Gross profit	2,416	213

Operating (loss) income	(699)	43

Net (loss) income	$(441)	$76

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

KPMG

Tokyo, Japan
October 5, 2001

BAKBONE SOFTWARE K.K.

Balance Sheets

February 29, 2000, December 31, 1999 and December 31, 1998

	Thousands of Yen
	February 29, 2000,	December 31, 1999	December 31, 1998
Assets
Current assets:
Cash	¥19,824	17,258	3,077
Receivables:
Trade accounts	27,153	28,020	12,536
Other	—	—	395
Inventories (note 4)	600	2,448	1,265
Due from related party	—	—	6,789
Prepaid expenses and other current assets	1,558	1,071	438

Total current assets	49,135	48,797	24,500

Equipment, at cost:
Equipment	3,883	2,571	2,268
Less accumulated depreciation	(1,306)	(1,065)	(658)

Net equipment	2,577	1,506	1,610

Other assets:
Intangibles	352	352	352
Lease deposit	3,427	3,427	3,427

Total other assets	3,779	3,779	3,779

Total assets	¥55,491	54,082	29,889

Liabilities and Shareholders' Capital Deficiency
Current liabilities:
Short-term shareholder loans—(note 5)	¥32,797	38,849	57,228
Payables:
Trade accounts to NetVault Ltd. (UK)	15,078	12,905	—
Other	200	882	7,053
Income taxes payable	—	70	58
Other current liabilities	11,120	13,726	3,577

Total current liabilities	59,195	66,432	67,916

Shareholders' capital deficiency:
Common stock, ¥50,000 par value.
Authorized 800 shares; issued and outstanding 200 shares at December 31, 1999 and 1998, respectively	10,000	10,000	10,000
Accumulated deficit	(13,704)	(22,350)	(48,027)

Total shareholders' capital deficiency	(3,704)	(12,350)	(38,027)

Commitments (note 7)
Total liabilities and shareholders' capital deficiency	¥55,491	54,082	29,889

See accompanying notes to financial statements.

BAKBONE SOFTWARE K.K.

Statements of Operations

Period from January 1, 2000 through February 29, 2000, Year ended December 31, 1999, and
Period from February 2, 1998 (date of incorporation) through December 31, 1998

	Thousands of yen
	2000	1999	1998
Net sales	¥26,430	115,788	45,093
Cost of sales	9,191	40,320	23,937

Gross profit	17,239	75,468	21,156
Selling, general and administrative expenses	7,799	49,447	68,187

Operating income (loss)	9,440	26,021	(47,031)

Other income (expenses):
Interest income	12	3	1
Other income	—	3	—
Exchange loss	(806)	(280)	(939)

Other expenses—net	(794)	(274)	(938)

Income (loss) before income taxes	8,646	25,747	(47,969)

Income taxes (note 6)	—	70	58

Net income (loss)	¥8,646	25,677	(48,027)

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

          Vendor specific objective evidence exists for the software element and the professional services element in that we sell each element separately, based on the established prices in the master price list. The prices for professional services are based on set hourly rates. Vendor specific objective evidence exists for the maintenance element in that the maintenance agreements include technical support for a one year period, with an option to renew the agreements for a period of one or more years, and the annual renewal fee is 20% of the software license fee. As vendor specific objective evidence exists for each element, the Company uses separate element accounting. The Company has standard payment terms, which it offers to all of its customers, and does not offer any extended payment terms. In addition, the Company's sales agreements do not contain any right of return provisions or stock balance rotation rights.

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

BAKBONE SOFTWARE INCORPORATED
By:
/s/ KEITH RICKARD President and Chief Executive Officer

Date: February 4, 2002

QuickLinks

GLOSSARY OF TERMS
GENERAL INFORMATION TABLE OF CONTENTS
PART I
PART II
PART III
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
INDEPENDENT AUDITORS' REPORT
51 Monroe Street · Suite 1900 · Rockville, Maryland 20850 301-340-6300 Office · 301-340-7168 Telefax
TRACER TECHNOLOGIES, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS March 31, 2000, 1999 and 1998
TRACER TECHNOLOGIES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS For the years ended March 31, 2000, 1999 and 1998
TRACER TECHNOLOGIES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY For the years ended March 31, 2000, 1999 and 1998
TRACER TECHNOLOGIES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended March 31, 2000, 1999 and 1998
INDEX TO EXHIBITS
SIGNATURES