Form 20-F
period 2002-03-31
BAKBONE SOFTWARE INC
filed 2002-06-18
CIK 735993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12() OR () OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15() OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,298,756 as at May 31, 2002.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☒  Item 17    ☐  Item 18

i

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

MagnaVault or MagnaVault Software:  BakBone’s comprehensive secondary storage management software for UNIX and Linux host operating environments.

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

NetVault or NetVault Software:  BakBone’s storage management application software used for the backup and restoration of data on various storage topologies.

NetVault Acquisition:  The acquisition by BakBone in March 2000 of all of the issued and outstanding capital of each of NVS, NetVault Holdings, NetVault Limited and 47% of the issued and outstanding capital of NetVault Corporation KK.

NetVault Holdings:  NetVault Holdings Limited, a wholly–owned subsidiary of BakBone, incorporated under the laws of the United Kingdom.

NetVault Holdings Agreement:  The acquisition agreement dated December 1999 among BakBone, NVS, and the principal shareholders of NetVault Holdings.

BakBone KK or NetVault Corporation KK:  A wholly-owned subsidiary of BakBone, incorporated under the laws of Japan, now known as BakBone KK.

BakBone KK Agreement:  The acquisition agreement dated December 1999 between BakBone and the principal shareholders of NetVault Corporation (now known as BakBone KK).

BakBone KK Distribution Agreement:  The software license distribution agreement dated October 1997 between NetVault Ltd. and BakBone KK pursuant to which NetVault Limited licensed the NetVault software to BakBone KK for distribution in Japan, South Korea, Taiwan, Singapore, Malaysia, Hong Kong, the People’s Republic of China, Australia, New Zealand, Indonesia, the Philippines, Thailand, India, Laos, Cambodia and Vietnam.

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

Tracer KK:  Tracer Technologies Japan KK, located in Tokyo, Japan.

TSE:  Toronto Stock Exchange, the stock exchange on which BakBone Common Shares are traded under the symbol “BKB.”

VAD:  Value added distributor, a type of channel partner.

VAR:  Value added reseller, a type of channel partner.

WAN:  Wide Area Network, a network that encompasses interconnectivity between devices over a wide geographic area.

FORWARD LOOKING STATEMENTS

This Annual Report (including the following section regarding results of operations) contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, statements concerning future matters such as the development of new products, enhancements or technologies, sales levels, expense levels and other statements regarding matters that are not historical are forward-looking statements.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include without limitation those discussed under the heading “Risk Factors” below, as well as those discussed elsewhere in this Annual Report. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report. We urge you to carefully review and consider the various disclosures made in this Annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

CURRENCY

Unless otherwise indicated, all dollar amounts herein are expressed in U.S dollars. Amounts expressed in Canadian dollars are preceded by the symbol “CDN$”.

v

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected financial data.

The following tables present selected financial data for Bakbone. We were effectively formed in March 2000 through our acquisition of NVS. At the time of the acquisition, BakBone was a public shell and NVS was privately owned. Since the shareholders of NVS received the greater proportion of the voting shares of BakBone, the acquisition was accounted for as a reverse takeover whereby NVS was treated as the acquirer of BakBone for accounting purposes. This resulted in the continuation of the financial statements of NVS with the continuation of BakBone’s legal name and share capital.

Concurrent with our acquisition of NVS, we acquired 100% of NetVault Holdings, a non-operating holding company, and its wholly owned subsidiary, NetVault Ltd. and NetVault Ltd.’s 25% interest in BakBone KK. At the time of this acquisition, NetVault Holdings was a non-operating private holding company while NetVault Ltd. and BakBone KK had substantive operations. We acquired an additional 22% of BakBone KK in a separate transaction, bringing the total ownership in BakBone KK to 47%.

On June 9, 2000, we acquired all of the issued and outstanding common shares of Tracer Technologies, Inc. and its 50% ownership of the common shares of Tracer Technologies Japan Corporation (collectively Tracer). At the time of this acquisition, Tracer had substantive operations.

In January 2002, we acquired an additional 25% interest in Tracer Technologies Japan Corporation (Tracer KK), bringing our total ownership in Tracer KK to 75%. In March 2002 and in connection with the BakBone KK minority interest acquisition (discussed below), we acquired the remaining 25% minority interest in Tracer KK, bringing our total ownership in Tracer KK to 100%. As of March 31, 2002, Tracer KK is a wholly-owned subsidiary of the Company.

In March 2002, we acquired the remaining 53% interest in BakBone KK, bringing our total ownership in BakBone KK to 100%. As of March 31, 2002, BakBone KK is a wholly-owned subsidiary of the Company.

Although the 2000 consolidated financial statements are presented as of the year ended April 30, 2000, they reflect only two months of operations (March and April) because NVS had no operations prior to March 2000.

Selected financial data are presented for our predecessor entities, NetVault Ltd. and BakBone KK, from 1999 through our acquisition of these entities in March 2000.

The predecessor data presented below were translated from the local currency for both entities, Great British pounds and Japanese yen, for NetVault Ltd. and BakBone KK, respectively, to U.S. dollars and the resulting financial statements were combined for the periods presented in the following tables. In preparing the combined information, revenues recorded by NetVault Ltd. for sales of software to BakBone KK, as well as the related cost of revenues recorded by BakBone KK for the software purchased from NetVault Ltd. were eliminated to provide comparisons to the Company’s post acquisition revenues and cost of revenues as these intercompany transactions were eliminated upon consolidation.

Both predecessor entities’ fiscal year ends were December 31, and as such, a stub period is presented in the table below for the period between December 31, 1999 and the acquisition date of March 1, 2000. In addition, net income or net loss per share for the predecessor entities has been omitted as these entities were private companies and management believes that information is not meaningful.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada, which differs in certain significant respects from U.S. GAAP. A detailed description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net loss for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, is included in Note 14 to our consolidated financial statements included in this Annual Report.

The following selected financial data should be read in conjunction with “Operating and Financial Review and Prospects” in Item 5 and our audited consolidated financial statements and related notes, included in this Annual Report.

	The Company Year Ended March 31, 2002	The Company Eleven Months Ended March 31, 2001	The Company Year Ended April 30, 2000	Combined Predecessors Two Months Ended February 29, 2000	Combined Predecessors Year Ended December 31, 1999
	(in thousands – except per share data)
Canadian GAAP:
Revenues	$9,863	$4,975	$337	$384	$2,573
Cost of revenues	1,244	782	37	64	745

Gross margin	8,619	4,193	300	320	1,828
Operating expenses	20,930	23,300	1,249	247	1,577

Operating (loss) income	(12,311)	(19,107)	(949)	73	251
Other expense (income)	6,480	2,585	(53)	9	2

Net (loss) income	$(18,791)	$(21,692)	$(896)	$64	$249

Net loss per share—basic and diluted	$(0.46)	$(0.87)	$(0.11)	N/A	N/A

	The Company Year Ended March 31, 2002	The Company Eleven Months Ended March 31, 2001	The Company Year Ended April 30, 2000
	(in thousands – except per share data)
U.S. GAAP:
Revenues	$6,609	$3,233	$168
Cost of revenues	1,158	629	18

Gross margin	5,451	2,604	150
Operating expenses	42,468	43,982	32,782

Operating loss	(37,017)	(41,378)	(32,632)
Other (expense) income	(388)	302	221

Net loss	$(37,405)	$(41,076)	$(32,411)

Net loss per share—basic and diluted	$(0.92)	$(1.65)	$(4.03)

	The Company March 31, 2002	The Company March 31, 2001	The Company April 30, 2000	Combined Predecessors February 29, 2000	Combined Predecessors December 31, 1999
	(in thousands)
Canadian GAAP:
Working capital (deficit)	$6,039	$(192)	$19,838	$(528)	$(608)
Long-term assets	8,113	12,949	3,398	310	318
Total assets	18,296	18,758	25,180	1,435	1,658
Long-term liabilities	2,004	428	—	—	—
Shareholders’ equity (deficit)	12,148	12,229	23,236	(218)	(290)

	The Company March 31, 2002		The Company March 31, 2001
	(in thousands)
U.S. GAAP:
Working capital (deficit)	$6,039		$(1,124)
Long-term assets	8,863		15,552
Total assets	19,046		19,778
Long-term liabilities	4,881	(1)	240
Shareholders’ equity	10,021		14,188

(1)	Includes $2,877 related to common shares to be issued in fiscal 2003.

B.    Capitalization and indebtedness.

Not Applicable.

C.    Reasons for the offer and use of proceeds.

Not Applicable.

D.    Risk factors.

You should consider each of the following factors as well as the other information in this Annual Report in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case the trading price of our common stock could decline. You should also refer to the other information set forth in this Annual Report on Form 20-F, including our financial statements and the related notes.

We depend on large orders from end-user customers for a significant portion of our revenue.

We depend on large orders for a significant portion of our revenue. Our revenue in one quarter may fluctuate significantly based on whether a large sale near the end of a quarter is closed or delayed. Our individual sales generally range in value from a few thousand dollars to tens of thousands of dollars. The process of closing large sales is sometimes lengthy, therefore, our revenue for a given period is likely to be affected by the timing of these large orders, which makes it difficult for us to predict the amount of quarterly revenue. The factors that may delay these large orders include:

•	time needed for end-user customers to evaluate our software;

•	customer budget restrictions, particularly in weak or uncertain general economic and industry conditions; and

•	customers’ internal engineering work needed to integrate our software with their systems.

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

We have a number of competitors in our product market. If existing or new competitors gain market share, our business and operating results could be adversely affected. Many of our competitors have greater financial resources than we do in the areas of sales, marketing and product development. Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors. As a result, we expect to face additional competition from these companies in the future.

Our primary competitors and their products are:

Veritas Software	NetBackup, BackupExec
Legato Systems	NetWorker, SmartMedia, Celestra
Hewlett Packard	Omniback
IBM	Tivoli Storage Manager, ADSM
Computer Associates	ARCServe, Alexandria
EMC	EDM (software only)

We may require additional capital.

Our actual expenses may exceed our projected amounts and/or actual revenues may be less than we currently project, in which case we may need to raise additional funds from lenders and equity markets in the future. In addition, we may choose to raise additional financing in order to capitalize on market opportunities, that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as our business performance. We cannot assure you that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us or at all. If we raise additional equity or debt financing by the issuance of shares, control of the Company may change and shareholders may experience dilution to their equity interest in the Company.

Our quarterly revenue may fluctuate significantly, which could cause the market price of our stock to be extremely volatile.

We may experience a shortfall in revenue in any given quarter in relation to our plans or investor expectations. Any such shortfall in revenue could cause the market price of our stock to fall substantially. Our revenue in general, and our license revenue in particular, are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

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

We may potentially receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

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

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We license some of our products under “shrink wrap” license agreements that do not require a physical signature by the end user licensee and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

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

A portion of our future revenue is expected to come from OEM sales that incorporate our storage management software into the OEM hardware solution. We will have no control over the shipping dates or volumes of systems the OEMs ship and they have no obligation to ship systems incorporating our software. They also have no obligation to recommend or offer our software products exclusively or at all. These OEMs also could choose to bundle a competitor’s product in lieu of our product.

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

We have OEM agreements with Seagate Technology, Inc., Disc, Inc., and Turbolinux Japan. If we are unable to leverage these relationships to increase product sales, we will have expended significant resources without generating corresponding revenue, which could adversely affect our business and our operating results. We expect to leverage the inclusion of our products in the OEMs’ products to generate sales of additional products to the OEMs’ customers. These relationships require our personnel to develop expertise with respect to the OEMs’ products and markets and to cooperate closely with their personnel. We cannot assure you that we will be able to attract and retain qualified employees to work with our OEM customers or to develop and improve the products designed for these customers.

Our product lines are not broadly diversified.

We derive and expect to derive a substantial majority of our revenue from a limited number of software products. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that we could rely on to make up any shortfall in sales. As a result, our revenue could decrease and our business and operating results would be adversely affected.

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

Our foreign operations and sales create unique problems that could adversely affect our operating results.

An investment in our securities involves greater risk than an investment in many businesses because we have significant operations outside of the United States, including engineering, sales, and client services, and we plan to expand these international operations. As of March 31, 2002, we had 39 employees in Europe and 21 employees in Japan. Our foreign operations are subject to risks, including:

•	potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

•	imposition of foreign laws and other governmental controls, including trade restrictions;

•
fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our products more expensive in those countries;

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

There have been significant costs of integration associated with our acquisitions of NVS, NetVault Holdings, NetVault Limited, BakBone KK, and Tracer. As each of these corporations carry on operations in different jurisdictions, we have had to update their accounting systems to accommodate them. We believe that the majority of integration costs for these entities have been incurred.

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

The name of the Company is BakBone Software Incorporated. Our Common Shares trade on the Toronto Stock Exchange under the symbol “BKB” and on pink sheets in the United States under the symbol “BKBOF.PK”.

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

We were effectively formed in March 2000 through our acquisition of NVS. At the time of the acquisition, BakBone was a public shell and NVS was privately owned. Since the shareholders of NVS received the greater proportion of the voting shares of BakBone, the acquisition was accounted for as a reverse takeover whereby NVS was treated as the acquirer of BakBone for accounting purposes. This resulted in the continuation of the financial statements of NVS with the continuation of BakBone’s legal name and share capital.

Concurrent with our acquisition of NVS, we acquired 100% of NetVault Holdings, a non-operating holding company, and its wholly owned subsidiary, NetVault Ltd. and NetVault Ltd.’s 25% interest in BakBone KK. At the time of this acquisition, NetVault Holdings was a non-operating private holding company while NetVault Ltd. and BakBone KK had substantive operations. We acquired an additional 22% of BakBone KK in a separate transaction, bringing our total initial ownership in BakBone KK to 47%.

Corporate transactional activity during the last full fiscal year is described below:

In January 2002, we acquired an additional 25% interest in Tracer KK in exchange for 30,000 Common Shares and $200,000 in cash, bringing our total ownership in Tracer KK to 75%. The Common Shares are to be held in escrow and issued in equal annual installments, commencing January 2003. Of the cash consideration given, $100,000 was paid upon the closing of the transaction, with the remaining $100,000 being paid in five equal and consecutive monthly payments, commencing April 1, 2002. Both the escrowed Common Shares and the cash installment payments are contingent upon the seller maintaining his employment with the Company. In March 2002, we acquired the remaining 25% minority interest in Tracer KK, bringing our total ownership in Tracer KK to 100%. The consideration given for the remaining 25% was nominal.

In March 2002, we entered into an agreement to issue 2,100,000 Common Shares and $170,000 in cash to acquire the remaining 53% interest in BakBone KK, bringing our total ownership in BakBone KK to 100%. The cash is to be paid in twelve equal monthly installments of $10,000, commencing April 1, 2002, with the remainder to be paid upon the earlier of our next financing or March 31, 2004. Of the total consideration given, 1,822,642 Common Shares and the cash commitment were issued to Pat Barcus, a former principal of NVS and BakBone KK, for his 46% interest in BakBone KK, and 277,358 Common Shares were issued to a Japanese citizen, who was a principal of BakBone KK prior to the March 2000 acquisitions, for her 7% interest in BakBone KK. The Common Shares will be issued in fiscal 2003.

To the knowledge of management, there has been no indication of any significant formal public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares during the last and current financial year.

Our corporate headquarters are located at 10145 Pacific Heights Boulevard, Suite 900, San Diego, CA, 92121. Our registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. The telephone number for our transfer agent in Canada is (800) 387-0825.

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

NetVault

NetVault is a backup and recovery software that permits computer network administrators to maintain “backup” copies of documents, data, images and records so that they may be restored for access if files are lost or corrupted or in the event of a future catastrophic local server or network failure. NetVault addresses the growing data storage needs of systems administrators across a wide range of storage topologies, including: DAS, SAN, NAS, LAN and WAN. NetVault’s scalable, modular architecture meets the challenges of storage management for a wide variety of applications, including the most popular databases used by firms worldwide including, but not limited to: Oracle, SQL, Sybase and Microsoft Exchange.

NetVault is a fully functional software suite that offers several advantages over competitive products (such as Veritas’ NetBackup and Legato’s Networker). Over the last two years, NetVault has been completely re-architected to allow for the rapid, seamless integration of new features. From a business standpoint, this gives

BakBone a faster time to market in our dynamically changing industry. From a user’s standpoint, it allows for the addition of new features and enhancements without adding significant administrative burden.

Another key advantage of NetVault is its industry recognized speed of installation and ease of use. NetVault can be installed in a complex SAN environment in as little as six minutes while many of our competitors’ products can take several days to a week or more for a complete installation. Once installed, NetVault is operated from a single central graphic user interface (GUI) console. The GUI provides for point and click operation of NetVault whereas some competitive products require the user to key in specific commands, a skill that may require extensive training and additional costs to the operation of the software once installed.

Also central to the success of NetVault are its APMs. The primary benefit of these modules is that they allow “hot backup” of applications, meaning that user databases remain online during backup operations, assuring zero downtime of the users systems. BakBone leads the industry in application interoperability with over 270 APMs, each providing for unique configurations. Bringing the product offering into the broader storage software market definition are also APMs that address disaster recovery and open file management.

We acquired NetVault as a part of the NetVault Acquisition and we are the sole owner of the related intellectual property rights for NetVault.

MagnaVault

MagnaVault is our comprehensive secondary storage (or “near-line”) archival storage management software for UNIX and Linux host operating environments. MagnaVault is a suite of device driver, robotic management, file systems, migration and web-based management software designed for seamless integration of CD, DVD and MO optical drive and library technologies. MagnaVault allows an optical library to appear as a standard file system, offering transparent user access to archived data for any existing application or database. Users can browse the contents of an optical library as if the files were on a hard drive, transparently scheduling access to media within the optical library file system environment.

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

MagnaVault offers a wide range of media and device support for most of today’s major manufacturers, including Asaca, DISC, HP, Hitachi, JVC, Kubota, Panasonic, Pioneer, Plasmon, Sony and Toshiba. Ongoing relationships and procedures are in place that are designed to provide a continuous stream of technology upgrades for future MagnaVault product features. BakBone participates in numerous industry forums and interest groups with the intention of ensuring that MagnaVault will continue to maintain relevance and utility into the future archival storage market niche.

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

BakBone Inc., located in the United States, distributes the NetVault and MagnaVault software throughout the United States, Canada and Latin America.

Target Markets

BakBone’s products can be used in virtually any industry where there is a need for electronic data or images to be backed up, archived or prepared for disaster recovery. The environments covered within those industries range from workgroup, to departmental, to enterprise wide. More specifically within those environments, BakBone products are targeted to network storage, a market projected to constitute 71% of all storage by the year 2005, according to an IDC December 2000 report. The growth of network storage is in part due to the emergence of NAS and SAN solutions, for which BakBone products are ideally suited.

Technology Alliances

One of BakBone’s key areas of focus is working with complementary storage software and hardware vendors to assure smooth operation of our software with other solution devices. BakBone maintains an interoperability laboratory that is populated with an extensive array of hardware and software from all the leading storage vendors. To date, over 500 configurations have been tested and certified with BakBone software. Certified hardware includes drives and libraries including, but not limited to: Hewlet Packard, Hitachi, IBM, Panasonic, Quantum/ATL, Seagate, Sony, and StorageTek as well as the full range of smaller storage manufacturers.

Financial Information By Segment

Management has determined that the Company operates in two segments, which are the NetVault product line and the MagnaVault product line. Operating revenues are generated from the licensing of software and sales of support services. The following table represents a summary of revenues by product line for the periods presented (in thousands):

	Year ended March 31, 2002	Eleven months ended March 31, 2001	Year ended April 30, 2000
Revenues
Licensing:
NetVault	$6,894	$2,378	$242
MagnaVault	1,201	1,808	—

Total	8,095	4,186	242

Service:
NetVault	1,218	530	95
MagnaVault	550	259	—

Total	1,768	789	95

Total revenues	$9,863	$4,975	$337

The following table represents a summary of revenues by major geographic region (in thousands):

	Year ended March 31, 2002	Eleven months ended March 31, 2001	Year ended April 30, 2000
Revenues
Licensing:
Europe	$1,355	$398	$29
Asia	3,714	2,512	213
North America	3,026	1,276	—

Total	8,095	4,186	242

Service:
Europe	379	278	65
Asia	359	198	30
North America	1,030	313	—

Total	1,768	789	95

Total revenues	$9,863	$4,975	$337

Seasonality; Dependence on Raw Materials

Our software business is not seasonal. Our products consist primarily of intellectual property and do not depend in the traditional sense on raw materials. Fluctuation of price and supply of materials does not have a material effect on our business performance.

OEM and bundling agreements

To date, our main form of product distribution has been through our VAR and VAD partners. We have also signed agreements with OEM and bundling partners creating an additional form of product distribution. OEM and bundling allow us to distribute a limited version of our storage management software with complementary software and hardware solutions offered by other vendors. In addition to providing an additional source of distribution for our products, these agreements show third party support and validation of our product in the competitive storage management markets because these agreements make our software the exclusive backup solution offered by the OEM and bundle partners.

In OEM and bundling relationships, we generally receive a nominal per unit fee for each unit of our product that is shipped with the OEM or bundling partners’ products. These fees are established predominantly to recoup the costs of running the related program. The material revenue impact for the Company comes in the form of upgrade opportunities where an end user that receives our OEM or bundled product makes a purchase decision to upgrade to a fully functional version of our product. Upgrade sales are passed through our VAR and VAD partners, as with all other of our licensing sales, and the customer is charged by the reseller based on our master price list.

OEM and bundling revenues from the related agreements have not been a material source of revenues to date. Management believes that the existing unit sales data relating to OEM and bundling agreements are not adequate to provide a basis for projecting revenue from potential upgrades. In addition, the related upgrade rate for products already shipped can not yet be relied upon as a basis of projecting upgrade revenue. To date, the Company has not realized material revenues and does not expect these agreements directly to generate material revenues. Revenues may result in the future because the products sold as a result of these agreements facilitate the distribution of our products to end users who may (or may not) make a purchase decision to upgrade to a more fully functional version of the NetVault Software. The point of achieving material revenues cannot be predicted at this time as these relationships are in their initial stages and reliable sales information for these relationships does not exist.

The following is a discussion of the OEM and bundling agreements currently in place.

Turbolinux Japan

In April 2001, we signed a bundling agreement with Turbolinux Japan under which the version 6.5 of Turbolinux is bundled with a customized copy of NetVault. In Japan, Turbolinux is a version of the Linux operating system generally preferred by small and mid-sized companies. Distribution of the product is handled either through Turbolinux’s distributors or on a retail level through computer shops. For each of the bundled Turbolinux/NetVault units shipped, BakBone receives a nominal fee as set forth in the agreement. Upgrade opportunities for this product are somewhat less than for our other OEM and bundled products, as users of Turbolinux typically do not have large systems that would require additional functionality for the bundled NetVault software.

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

Disc, Inc. (Disc)

In September 2001, we entered into an agreement with Disc which allows Disc to distribute a private-labeled version of our MagnaVault software for UNIX-based optical storage management. We created the private-labeled software to Disc’s specifications and end users receiving the software with Disc’s hardware are unaware that the underlying software code is MagnaVault. We receive a nominal per unit fee for each unit shipped by Disc and, like Seagate, upgrade sales as well as sales leads are expected to result from this agreement. Upgrade sales will be made directly through Disc and Disc will provide all first-line support for end users.

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

To management’s knowledge, there are no known government regulations regarding storage management that would adversely affect our business. Certain government required standards are normally a part of industry knowledge, and as such, would be understood and acted upon by us in the normal course of doing business. Certain government regulations have come up recently that have a positive impact upon us. The most significant legislation that encompasses digital storage management on a global basis is the National Archives Records Archive Initiative as outlined in the Department of Defense’s 5015.2 rule. Active program participants include Hitachi, IBM, Intel and Microsoft, and encompass many US-based initiatives that include the Stanford Digital Library Technologies project, National Science Foundation (NSF) Digital Library Initiative, DARPA, National Library of Medicine, Library of Congress (LOC) Digital Library, NASA and the FBI. Other significant digital storage management legislation that has a positive impact on the Company is recent SEC mandates towards audited integrity for emails by storing them on optical (non-volatile, non-rewritable) media, covered under the US Presidential initiative (PERPOS), an additional component of the Department of Defense’s 1505.2 rulemaking. All facets of international, national, state and local governments all have legislation governing digital storage management guidelines that have a significant positive impact on the overall storage management initiatives within the Company.

C.    Organizational structure.

BakBone carries on its operations in the United Kingdom, Japan, Canada and the United States through its subsidiaries. BakBone owns all of the capital stock of BakBone Software Inc. (U.S.), NVS Holdings Inc. (Alberta, Canada), and BakBone Acquisition Corp. (U.S.), which in turn owns 100% of the capital stock of Tracer KK. NVS Holdings owns all of the capital stock of NetVault Holdings Limited (U.K.), which in turn owns all of the capital stock of BakBone Software Limited (U.K.). The capital stock of BakBone KK (Japan) is owned 25% by BakBone Software Limited (U.K.) and 75% by BakBone.

A list of our subsidiaries is filed as Exhibit 8.1 to this Annual Report.

D.    Property, plants and equipment.

All assets are held in the name of BakBone or our affiliated subsidiaries. The following table details our capital assets as of March 31, 2002 (in thousands):

	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$2,833	$959	$1,874
Furniture and fixtures	523	154	369
Leasehold improvements	620	101	519

	$3,976	$1,214	$2,762

We will require additional computer systems for further development of ongoing products, as well as for product testing and time to market configuration testing. Management estimates that the cost of the total equipment infrastructure, including development and testing costs, will approximate $400,000 during the fiscal year ending March 31, 2003.

The following tables details the Company’s facility leases for office locations throughout the world:

Location	Sq. Ft.	Lease Commencement Date	Lease Expiration Date	Use of Property
Corporate Office 10145 Pacific Heights Blvd. Suite 900 San Diego, CA 92121	12,500	August 14, 2000	June 30, 2006	Administration Development Sales Marketing
Corporate Office 10105 Pacific Heights Blvd. Suite 300 San Diego, CA 92121	12,500	October 1, 2001	October 1, 2006	Administration
Corporate Apartment 10986 W Ocean Air Drive Apt. 377 San Diego, CA 92130	1,250	May 3, 2000	May 31, 2001 Month to Month	Out of town Employee Visits to Corp.
Beltsville, MD Office 11785 Beltsville Drive Beltsville, MD 20705	7,727	December 1, 2001	May 1, 2004	Development Sales
Munich Germany Sales Office Regus Centre Arnulfstrasse 27 Munich, Germany 80335	300	September 1, 2000	December 31, 2000 Month to Month	Sales
United Kingdom Office Merck House 2nd Floor Seldown Road Poole, Dorset	7,853	July 1, 2000	June 30, 2005	Development Administration Sales Marketing
Japan Office Shinjuku Daiichi-seimei bldg. 11F No.7-1, Nishi-Shinjuku, Shinjuku-ku Tokyo, Japan 163-0071	5,988	September 1, 2000	August 31, 2003	Administration Development Sales Marketing

In connection with the San Diego lease that commenced on October 1, 2001, we entered into a letter of credit with a bank, whereby the bank, on behalf of our landlord, is currently holding cash deposits of $780,000. The cash is restricted until January 2003, the date upon which the letter of credit expires.

We are not aware of any environmental issues that will effect our utilization of assets.

We currently have no plans to construct, expand or improve facilities in the near future as we maintain sufficient additional capacity within our existing facilities to accommodate growth in employee headcount. Our processes for production of software units shipped to customers entail the assembly of the software CD, manual and any additional collateral material in product specific packaging and, as such, occupies minimal space.

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

OVERVIEW

BakBone is an international storage management software company that develops and globally distributes storage management solutions. Our corporate headquarters is located in San Diego, California. This facility houses executive management as well as sales, marketing, engineering, customer support and administrative departments. We maintain offices in Tokyo, Japan and Poole, Dorset, United Kingdom, that concentrate on sales, marketing and administrative functions for the Asian and European regions, respectively. In addition, our United Kingdom and Beltsville, Maryland offices include engineering personnel responsible for the core development effort of our NetVault and MagnaVault software products, respectively.

We have incurred net operating losses and net losses since inception of our operations in March 2000. Our operating losses were $12.3 million, $19.1 million and $949,000 for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, respectively. Losses are expected to continue through at least the year ending March 31, 2003 as we expand our sales efforts, particularly in North America, and develop and enhance our current software product offerings. We have incurred an accumulated deficit of $41.4 million through March 31, 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles generally accepted in the United States, except as discussed in detail in Note 14 to the consolidated financial statements. The preparation of these financial statements requires BakBone to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, BakBone evaluates its estimates, including those related to allowance for doubtful accounts, intangible assets valuation, income tax asset allowance, and contingencies. BakBone bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgments and estimates. These significant accounting policies are:

•	Revenue recognition;

•	Impairment of long-lived assets;

•	Allowance for doubtful accounts; and

•	Valuation allowance for deferred tax assets;

These policies, and our procedures related to these policies, are described in detail below and under specific areas within the discussion and analysis of our financial condition and result of operations.

Revenue Recognition.

We derive revenue from licensing software and from the sale of customer support services (maintenance) and professional services. Professional services include training and consulting services. We sell almost exclusively through a network of partners and all sales are based on a published master price list with set discounts given to partners based on their specific contract. We generally recognize revenue from licensing of software products through our indirect sales channel when 1) the value added reseller, hardware distributor, application software vendor or system integrator (collectively the “Partners”) sells our software products to its customers, and 2) we deliver the sold software products either to the Partners for distribution or to the end-user directly. Our partners do not stock our products and thus there is no channel inventory.

Vendor specific objective evidence exists for the software element and the professional services element in that we sell each element separately, based on the established prices in the master price list. The prices for professional services are based on set hourly rates. Vendor specific objective evidence exists for the maintenance element in that the maintenance agreements include technical support for a one-year period, with an option to renew the agreements for a period of one or more years, and the annual renewal fee ranges generally from 18% to 22% of the software license fee. As vendor specific objective evidence exists for each element, we use separate element accounting. We have standard payment terms, which we offer to all of its customers, and do not offer any extended payment terms. In addition, our sales agreements do not contain stock balancing rotation rights.

We define revenue recognition criteria as follows:

Persuasive Evidence of an Arrangement Exists.    It is our customary practice to have an executed written contract or a purchase order prior to recognizing revenue on an arrangement.

Delivery Has Occurred.    For all software sales, our software products are physically delivered to our customers, with standard transfer terms as FOB shipping point.

The Vendor’s Fee is Fixed or Determinable.    The fee our customers pay for the products is based on the established prices in the master price list. We have standard payment terms, which we offer to all customers, and we do not offer any extended payment terms.

Collection is Probable.    We assess probability of collection on a customer-by-customer basis. We typically sell to customers where we have a history of successful collection. We subject new customers to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay.

Impairment of long-lived assets.

We review our long-lived assets, including capital assets and intangibles, for impairment when events or changes in facts and circumstances indicate that their carrying amount may not be recoverable. Events or changes in facts and circumstances that we consider as impairment indicators include the following:

•	Significant underperformance of our corporation relative to expected operating results;

•	Our net book value compared to our market capitalization;

•	Significant adverse economic and industry trends;

•	Significant decrease in the market value of the asset;

•	The extent that we use an asset or changes in the manner that we use it; and

•	Significant changes to the asset since we acquired it.

When we determine that one or more impairment indicators are present for our long-lived assets, we compare the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. If the carrying amount of the asset is greater than the net future undiscounted cash flows that the asset is expected to generate, we would recognize an impairment loss. The impairment loss would be the excess of the carrying amount of the asset over its fair value. During the quarter ended March 31, 2002, we determined that the carrying value of the intangibles recorded in connection with the Tracer acquisition exceeded the estimated cash flows expected to be generated by the underlying assets. Thus, an impairment loss, reflecting the difference between the carrying value and discounted expected future cash flows of $2.5 million, was recognized in the accompanying consolidated statement of operations for the year ended March 31, 2002.

Allowance for doubtful accounts.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Valuation allowance for deferred tax assets

The consolidated financial statements reflect a full valuation allowance against the net deferred income tax assets based on our assessment that it is more likely than not that we will be able to utilize certain deductions before their expiry. Our assessment is based on a judgment of estimated loss before such deductions. Changes in the timing of the recognition and amount of revenues and expenses in the future may impact our ability to utilize these deductions.

A. Operating	Results

In March 2000, we completed the acquisitions of NVS and issued 13,525,000 Common Shares in exchange for the common shares of NVS. At the time of the acquisition, BakBone was a public shell and NVS was a privately owned holding company. Since the shareholders of NVS received the greater proportion of the voting shares of BakBone, the acquisition was accounted for as a reverse acquisition whereby NVS was treated as the acquirer of BakBone for accounting purposes.

Concurrent with our acquisition of NVS, we acquired 100% of NetVault Holdings a non-operating holding company, and its wholly owned subsidiary, NetVault Ltd. and NetVault Ltd.’s 25% interest in BakBone KK. At the time of this acquisition, NetVault Holdings was a non-operating private holding company while NetVault Ltd. and BakBone KK had substantive operations. We acquired an additional 22% of BakBone KK in a separate transaction, bringing our total ownership in BakBone KK to 47%.

On June 9, 2000, we acquired of all the issued and outstanding common shares of Tracer Technologies, Inc. and its 50% ownership of the common shares of Tracer Technologies Japan Corporation (collectively Tracer). At the time of this acquisition Tracer had substantive operations.

In January 2002, we acquired an additional 25% interest in Tracer Technologies Japan Corporation (Tracer KK), bringing our total ownership in Tracer KK to 75%. In March 2002 and in connection with the BakBone KK minority interest acquisition (discussed below), we acquired the remaining 25% minority interest in Tracer KK, bringing our total ownership in Tracer KK to 100%. As of March 31, 2002, Tracer KK is a wholly-owned subsidiary of ours.

In March 2002, we acquired the remaining 53% interest in BakBone KK, bringing our total ownership in BakBone KK to 100%. As of March 31, 2002, BakBone KK is a wholly-owned subsidiary of ours.

The following discussions include the operations of BakBone since the acquisitions, specifically the year ended March 31, 2002, the eleven months ended March 31, 2001 and the year ended April 30, 2000. For purpose of this discussion, the year ended April 30, 2000 will be referred to as the two months ended April 30, 2000, as the year contributed only two months of operations due to the nature of the acquisition.

Our operating results for the year ended March 31, 2002 compared to the eleven months ended March 31, 2001.

Revenues

Revenues for the year ended March 31, 2002 were $9.9 million, consisting of $8.1 million in licensing revenue and $1.8 million in service revenues. Comparatively, revenues for the eleven months ended March 31, 2001 were $5.0 million, consisting of $4.2 million in licensing revenue and $789,000 in services revenue.

Licensing Revenues

Our products are sold almost exclusively through our channel partners, VARs, VADs and OEMs, in three geographic segments: Asia, North America and Europe. Asia, North America and Europe contributed $3.7 million, $3.0 million and $1.4 million, respectively, during the year ended March 31, 2002. During the eleven months ended March 31, 2001, Asia, North America and Europe contributed $2.5 million, $1.3 million and $400,000, respectively.

During the year ended March 31, 2002 and the eleven months ended March 31, 2001, our Asian operations provided 46% and 60% of total licensing revenues, respectively. Asian revenues increased $1.2 million, or 48%, due to continued market acceptance of NetVault software in Japan and to expansion into new territories including: China, Korea and Vietnam. As of March 31, 2002, these new territories were directed from one office in Tokyo, Japan.

During the year ended March 31, 2002 and the eleven months ended March 31, 2001, our North American operations provided 37% and 30% of total licensing revenues, respectively. North American revenues increased $1.8 million, or 137%, resulting primarily from the growth in our North American NetVault sales force and the increased market acceptance of NetVault. We began establishing our partner channels for NetVault in North America in July 2000 and as of March 31, 2001, we had executed partner agreements with over 50 VAR / VAD partners, and grew the number of VAR / VAD partners to 70 by March 31, 2002. Furthermore, as we first introduced NetVault in North America in August 2000, the year ended March 31, 2002 contained 12 months of NetVault sales, whereas the eleven months ended March 31, 2001 contained only eight months of NetVault sales. Average monthly sales were $252,000 and $160,000 for the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. The increase in average monthly revenue coincides with the overall revenue growth trend in North America.

During the year ended March 31, 2002 and the eleven months ended March 31, 2001, our European operations provided 17% and 10% of total licensing revenues, respectively. These revenues resulted almost entirely from sales of NetVault and were generated from our sales office in Poole, Dorset, United Kingdom. European revenues increased $957,000, or 240%, resulting from increased sales in all regions of Europe, as well as from expansion into Israel and South Africa during the year ended March 31, 2002.

Service Revenues

Service revenues consists principally of maintenance revenues derived from the sale of customer support contracts for both NetVault and MagnaVault. These contract fees generally approximate 20% of the licensing fee. Revenues from customer support contracts are deferred and amortized on a straight-line basis over the life of the contract, generally one year. North America, Asia and Europe contributed $1.0 million, $359,000 and $379,000, respectively, for service revenues for the year ended March 31, 2002.

During the year ended March 31, 2002, service revenues generated in North America, European and Asian regions were 58%, 22% and 20% of total service revenues, respectively. During the eleven months ended March 31, 2001, service revenues generated in the North America, European and Asian regions were 40%, 35% and 25%, respectively. The increase noted in North American service revenues as a percent of total service revenues resulted from a combination of the first full year of maintenance services being provided to North American customers and the first maintenance contract renewals.

As of March 31, 2002, NetVault and MagnaVault were supported from our offices in North America, Europe and Asia.

Cost of Revenues

Cost of revenues totaled $1.2 million and $782,000, or 13% and 16% of total revenues, during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. These costs consisted primarily of the direct cost of providing customer support, including salary and benefits of staff working in our customer support departments as well as associated costs of computer equipment, telephone and other general costs necessary to maintain an adequate level of customer support to our end users. Also included in cost of revenues are the direct costs of raw materials and packaging for the products shipped to customers. These costs, however, are nominal as the products shipped to customers consist of a CD, manual, printed box and other media. Product costs for these items individually and in aggregate are minimal and we have little risk of inventory obsolescence due to the small quantities of these items needed to fill our customers' orders and the short lead time to acquire additional materials. Raw material purchases are held in inventory until the sale of the related software product at which time the cost per unit sold is released to cost of revenues.

The decrease in cost of revenues as a percent of total revenues resulted from a combination of higher average revenue per client service representative, increased efficiencies in distributing and supporting our software products, and reduced customer service headcount during the year ended March 31, 2002.

Sales and Marketing Expenses

Sales and marketing expenses totaled $11.1 million and $11.7 million, or 113% and 235% of total revenues, during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. Sales and marketing expenditures, which consist primarily of payroll, commission, marketing and travel costs, remained relatively consistent between the two periods. However, additional resources were expended during the eleven months ended March 31, 2001 to introduce the NetVault product in North America. Our efforts to introduce NetVault and promote MagnaVault in North America during the eleven months ended March 31, 2001 led to substantial spending in advertising and public relations. We engaged in similar activities during the year ended March 31, 2002, albeit to a lesser extent.

The decrease in sales and marketing expenses as a percentage of total revenues was primarily a function of revenue growth during the year ended March 31, 2002, as total sales and marketing expense in dollars remained fairly consistent. Thus, to the extent that revenues increase, we expect that sales and marketing expense will decrease as a percentage of total revenues.

Research and Development Expenses

Research and development expenses totaled $4.1 million and $3.6 million, or 42% and 72% of total revenues, during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. Research and development expenses consist primarily of salary and related costs for our worldwide engineering staff. The decrease in research and development expenses as a percentage of revenues was due primarily to the increase in revenue between the year ended March 31, 2002 and the eleven months ended March 31, 2001.

The increase in total dollars spent on research and development activities during the year ended March 31, 2002 was due to increased average monthly headcount and increased expenditures related to travel, as we increased our focus on sales engineer client site visits during the year ended March 31, 2002. The majority of our engineering efforts are carried out in the United States and United Kingdom; these locations are responsible for the ongoing development and testing of our products. Engineering efforts in Japan are minimal and relate to creating functionality and interface capabilities for users in the Asian region.

General and Administrative Expenses

General and administrative expenses totaled $5.7 million and $8.0 million, or 57% and 162% of total revenues, during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. General and administrative expenses consisted primarily of salary and related costs for our 29 executive and administrative employees throughout our worldwide offices as of March 31, 2002, which decreased from 32 employees as of March 31, 2001. The headcount and expense decrease was partially attributable to the departure from the company of several highly compensated individuals. In addition, during the eleven months ended March 31, 2001, we incurred higher levels of both computer systems and corporate structure related consulting fees, as well as higher intellectual property related legal fees than we did during the year ended March 31, 2002. During the eleven months ended March 31, 2001, we implemented a new accounting system and expended significant resources on securing and protecting our intellectual property.

Amortization and Impairment of Intangibles

Amortization and impairment of intangibles totaled $6.2 million and $3.2 million for the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. We recorded intangibles of $8.5 million relating to the acquisition of Tracer in June 2000, $99,000 relating to the 25% minority interest acquisition of Tracer KK in January 2002, and $3.1 million relating to the 53% minority interest acquisition of BakBone KK in March of 2002. Pursuant to new Canadian GAAP standards, intangibles acquired in a business combination for which the acquisition date is after June 30, 2001 are not amortized. Intangibles acquired on or after July 1, 2001 are tested for impairment in the same manner as previously recorded intangibles. Intangibles acquired on or before June 30, 2001 are amortized through the initial adoption date of the new standard, or April 1, 2002 as it relates to the Company. Previously recorded intangibles were recorded at cost and amortized on a straight-line basis over three years. We assess the recoverability of intangibles by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of intangibles impairment, if any, is measured based on projected future discounted operating cash flows using a discount rate reflecting our average cost of funds. The assessment of the recoverability of intangibles will be impacted if estimated future operating cash flows are not achieved.

In connection with the acquisition of Tracer, we acquired exclusive intellectual property rights to MagnaVault. Since the initial acquisition date, we have marketed and sold MagnaVault as a stand-alone software product. MagnaVault revenues were flat during the first three quarters of the year ended March 31, 2002, with a notable decrease during the fourth quarter of the year ended March 31, 2002. Based on MagnaVault’s results of operations during the fourth quarter of the year ended March 31, 2002, we performed an impairment analysis of the Tracer intangibles. As of March 31, 2002, we determined that the carrying value of the Tracer intangibles exceeded fair value as determined by the estimated discounted cash flows expected to be generated by the underlying assets. Therefore, we recorded an impairment charge of $2.5 million in the accompanying consolidated statement of operations for the year ended March 31, 2002, reflecting the difference between the carrying value and discounted projected future cash flows.

Our operating results for the eleven months ended March 31, 2001 compared to the two months ended April 30, 2000.

Revenues

Revenues for the eleven months ended March 31, 2001 were $5.0 million, consisting of $4.2 million in licensing revenues and $789,000 in service revenues. Comparatively, revenues for the two months ended April 30, 2000 were $337,000, consisting of $242,000 in licensing revenues and $95,000 in service revenues. As the results for the two months ended April 30, 2000 period consist of only two months of operations, total revenues do not provide a comparable basis of analysis. To provide a basis of comparison, the following analysis of licensing and service revenues focuses on individual revenues as a percent of total revenues for each of the applicable periods as well as an analysis of average monthly revenues.

Licensing Revenues

Asia, North America and Europe contributed $2.5 million, $1.3 million, and $398,000 in licensing revenues during the eleven months ended March 31, 2001, respectively. Geographic segments during the two months ended April 30, 2000 consisted of Asia and Europe, which provided $213,000 and $29,000 of licensing revenues, respectively.

During the eleven months ended March 31, 2001 and the two months ended April 30, 2000, our Asian operations provided 60% and 88% of total licensing revenues, respectively. The decrease in the revenue mix for the Asian operations is due to strong growth in our European sales of NetVault as well as the addition of the North American segment during the eleven months ended March 31, 2001. Average monthly licensing revenues for the Asian region for the eleven months ended March 31, 2001 were $228,000 compared to $107,000 for the two months ended April 30, 2000. This increase in average monthly licensing revenues during the eleven months ended March 31, 2001 is due to increased acceptance of the NetVault Software in Japan as well as expansion into new markets. As of March 31, 2001, Asian sales efforts were directed from one office in Tokyo, Japan, and covered all of Asia, Australia and New Zealand as opposed to a focus on Japan only during the two months ended April 30, 2000.

During the eleven months ended March 31, 2001 and the two months ended April 30, 2000, our North American operations provided 30% and 0% of total licensing revenues, respectively. Fiscal 2001 was the Company's first year of sales of both NetVault and MagnaVault in North America. NetVault licensing revenues resulted from the introduction of the NetVault software in North America in August 2000, the growth in our sales force and the increased acceptance of NetVault within the industry. We began establishing our partner channels for NetVault in North America in July 2000 and as of March 31, 2001, we had executed partner agreements with over 50 VAR / VAD partners and one OEM partner, Seagate. Licensing revenues for MagnaVault resulted from our acquisition of Tracer in June 2000, which provided us a core set of over 15 new partners and greater than 6,000 end users. Our sales efforts also focused on the existing MagnaVault customer base as a source of NetVault sales leads.

During the eleven months ended March 31, 2001 and the two months ended April 30, 2000, our European operations provided 10% and 12% of total licensing revenues, respectively. These revenues resulted almost entirely from sales of NetVault and were generated from our sales office in Poole, Dorset, United Kingdom. Average monthly licensing revenues for the European operations for the eleven months ended March 31, 2001 were $36,000 compared to $15,000 for the two months ended April 30, 2000. The increase in average monthly licensing revenues is attributable to expansion into new areas of Europe, the Middle East and Africa during the eleven months ended March 31, 2001.

In addition, sales related to our NCR Teradata agreement, dated May 1999, commenced for our European operations in March 2000 after development of the NetVault plug-in application was completed. NCR sales through March 31, 2001 were predominantly in the European market.

Service Revenues

During the eleven months ended March 31, 2001, service revenues generated in the North America, European and Asian regions were 40%, 35% and 25% of total service revenues, respectively. During the two months ended April 30, 2000, service revenues generated in the European and Asian regions were 68% and 32%, respectively.

The decline in the percentage of service revenues for the European region during the eleven months ended March 31, 2001 is partially a result of the June 2000 Tracer acquisition which provided a substantial support base in North America. Average monthly service revenues for the European region for the eleven months ended March 31, 2001 were $25,000 compared to $33,000 for the two months ended April 30, 2000. The decrease in average monthly service revenues is due to the transfer of support customers located in North America from the European region to the new North America support operations established during the eleven months ended March 31, 2001.

Asian service revenues have remained constant as a percent of total service revenues, but have grown in terms of total dollars. Average monthly service revenues during the eleven months ended March 31, 2001 were $18,000 compared to $15,000 for the two months ended April 30, 2000. The increase in average monthly service revenues is due to the addition of Tracer KK in June 2000 and growing first time sales of support services in the region during the eleven months ended March 31, 2001.

Cost of Revenues

Cost of revenues totaled $782,000 and $37,000 or 16% and 11% of total revenues during the eleven months ended March 31, 2001 and the two months ended April 30, 2000, respectively. The increase in cost of revenues as a percentage of total revenues during the eleven months ended March 31, 2001 is due to the Company’s efforts to improve customer support worldwide by hiring additional support personnel to meet the support demands of growing sales worldwide.

Sales and Marketing Expenses

Sales and marketing expenses totaled $11.7 million and $301,000 or 235% and 89% of total revenues during the eleven months ended March 31, 2001 and the two months ended April 30, 2000, respectively. The increase in sales and marketing expenses as a percentage of total revenues was primarily due to costs incurred during the eleven months ended March 31, 2001 necessary to expand our worldwide sales force by 34 personnel to 51 at March 31, 2001 from 17 at April 30, 2000. The additional costs incurred in the expansion of our sales force during the eleven months ended March 31, 2001 included: salary and benefits, commissions, travel and equipment charges.

The increase in headcount was due to the hiring of a substantial number of new sales professionals in North America during the eleven months ended March 31, 2001. Headcounts for the sales departments in the United Kingdom and Japan increased, although to a lesser extent than in North America, during the same period.

Our efforts to introduce NetVault and promote MagnaVault in North America during the eleven months ended March 31, 2001 led to substantial spending in advertising and public relations. In addition, we attended an increased number of tradeshows throughout North America, Asia and Europe to promote our products and demonstrate, on a face-to-face basis with potential customers, their ease of use and speed of backup/restore of data on the many network configurations our products support.

Research and Development Expenses

Research and development expenses totaled $3.6 million and $189,000 or 72% and 56% of total revenues during the eleven months ended March 31, 2001 and the two months ended April 30, 2000, respectively. Dollars spent on research and development efforts increased between the periods due to the addition of engineers in the North American region during the eleven months ended March 31, 2001.

Our research and development expenses consist primarily of salary and related costs for our worldwide engineering staff, which grew to 42 personnel as of March 31, 2001 from 24 as of April 30, 2000. Research and development expenses also increased during the eleven months ended March 31, 2001 due to the set-up and operation of our Interoperability Lab in San Diego, California, developed to test and qualify our software products on various vendor hardware solutions.

General and Administrative Expenses

General and administrative expenses totaled $8.0 million and $759,000, or 162% and 225% of total revenues, during the eleven months ended March 31, 2001 and for the two months ended April 30, 2000, respectively. The decrease in general and administrative expenses as a percentage of total revenues was a function of revenue growth during the eleven months ended March 31, 2001 as many of the general and administrative costs are fixed costs. Thus, as revenues increase, general and administrative expenses as a percentage of total revenues decrease.

General and administrative costs increased in total dollars during the eleven months ended March 31, 2001 due to the addition of executive management and administrative personnel and the related costs of running a worldwide public company.

Furthermore, salary and related costs increased as executive and administrative employees throughout our worldwide offices grew to 32 employees as of March 31, 2001, from 12 employees as of April 30, 2000. In addition, our offices also incurred additional expenses during the eleven months ended March 31, 2001 for: facility rents, build-out and depreciation, maintenance and other related costs.

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

Amortization and Impairment of Intangibles

Amortization of intangibles totaled $3.2 million and $166,000, or 64% and 49% of total revenues, for the eleven months ended March 31, 2001 and the two months ended April 30, 2000, respectively. The Company recorded intangibles of $2.9 million and $8.5 million relating to the acquisition of NetVault Holdings in March 2000 and Tracer in June 2000, respectively. The Company did not record any intangibles impairment charges during the eleven months ended March 31, 2001.

B.    Liquidity and Capital Resources

We have financed our operations primarily through private placements and a public offering of equity instruments in the Provinces of British Columbia, Alberta and Ontario, Canada. During the year ended March 31, 2002, we raised gross proceeds of $9.7 million through the private placement of 3,000,000 Special Warrants at a price of $3.24 per Special Warrant. Additionally, during the year ended March 31, 2002, the Company completed a public offering of 7,170,400 units at a price of $0.80 per unit for gross proceeds of $5.7 million. Each unit was comprised of one common share and one-quarter common share purchase warrant. During the eleven months ended March 31, 2001, we raised gross proceeds of $4.5 million through the exercise of 3,694,934 warrants at a weighted average price of $1.23 per warrant, and we entered into a line of credit with a bank that provided us with $2.5 million in net borrowings during the year. During the year ended April 30, 2000, the Company raised gross proceeds of $26.5 million through the private placement of 6,000,000 Series A Special Warrants and 3,000,000 Series B Special Warrants at prices of $1.03 and $6.77, respectively. Net proceeds to the Company after financing costs were $24.4 million.

Net cash used in operating activities was $12.7 million and $18.0 million during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. Cash used in operating activities during the year ended March 31, 2002 resulted from a net loss of $18.8 million, partially offset by non-cash depreciation and amortization of $4.6 million and impairment of intangibles of $2.5 million. Other operating activities that contributed to the use of cash during the year ended March 31, 2002 included increases in accounts receivable of $1.9 million and other assets of $10,000, and a decrease in accounts payable of $723,000. Providing sources of cash were increases in accrued liabilities of $647,000 and deferred revenue of $626,000. Net cash used in operating activities during the eleven months ended March 31, 2001 resulted from a net loss of $21.7 million partially offset by non-cash depreciation and amortization of $3.8 million. Other operating activities providing a significant use of cash during the eleven months ended March 31, 2001 were the increases in accounts receivable of $363,000 and other assets of $568,000, and those providing a source of cash consisted of increases in accounts payable of $190,000, accrued liabilities of $417,000 and deferred revenue of $273,000. The decrease in cash used in operating activities of $5.3 million from the eleven months ended March 31, 2001 to the year ended March 31, 2002, is due primarily to a decrease in global headcount from 162 as of March 31, 2001 to 138 as of March 31, 2002 and a decrease in general and administrative costs, including reductions in legal, accounting and consulting expenditures.

Net cash used in investing activities was $509,000 and $4.6 million during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. Net cash used in investing activities during the year ended March 31, 2002, consisted partially of capital expenditures of $433,000, which related primarily to the purchase of computer equipment. Cash expended in connection with the January 2002 minority interest acquisition of Tracer KK contributed $117,000 to cash used in investing activities. Net cash used in investing activities during the eleven months ended March 31, 2001 consisted partially of $1.6 million for the acquisition of Tracer in June 2000 (net of cash acquired of $800,000). Capital expenditures during the eleven months ended March 31, 2001 of $3.0 million included the purchase of an enterprise resource planning system, a customer relationship management system, a global telecommunications system, equipment and devices for interoperability testing, and the build-out of our corporate headquarters in San Diego, California and our new offices in Tokyo, Japan.

Net cash provided by financing activities was $15.1 million and $6.2 million during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. Cash provided by financing activities during the year ended March 31, 2002 consisted primarily of gross proceeds from special warrants of $9.7 million, gross proceeds from a public warrant offering of $5.7 million, and gross proceeds from a private placement of $332,000. The proceeds were partially offset by cash used in financing activities consisting mainly of the payment of notes payable of $812,000, the payment of equity offering costs of $507,000, and the payment of capital lease obligations of $177,000. Net cash provided by financing activities during the eleven months ended March 31, 2001 consisted primarily of proceeds of $4.5 million from the exercise of share purchase warrants. In addition, we entered into a line of credit with a bank that provided $2.5 million of net borrowings and we received $570,000 from the exercise of stock options during the eleven months ended March 31, 2001. Net cash used in financing activities during the eleven months ended March 31, 2001 consisted mainly of an $870,000 increase in restricted cash, $132,000 of capital lease payments, $288,000 of note payments and an additional $144,000 in offering costs associated with the Special Warrant offering.

The following summarizes BakBone’s contractual obligations at March 31, 2002 (in thousands).

	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
CONTRACTUAL OBLIGATIONS:
Long-term debt (1)	$1,950	—	1,950	—	—
Capital equipment debt	$255	201	54	—	—
Non-cancelable operating lease obligations	$5,040	1,440	2,434	790	376

(1)
Under the long-term debt arrangement, an amount equal to 10% of the net proceeds raised from any of our financings between February 2002 and December 2003 will be paid to the credit provider in the form of principal reductions.

We currently expect to fund expenditures for capital requirements as well as liquidity needs from a combination of available cash balances, internally generated funds and financing arrangements. We believe that existing cash and cash equivalents will be sufficient to meet our anticipated cash needs through the current fiscal year. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek additional sources of funding. We are currently a party to a term note with a bank that matures on December 31, 2003. We are in compliance with all requirements set forth in the credit agreement. Internally generated funds may not be sufficient to cover the Company’s liquidity requirements, and in that case, we may be required to obtain additional credit facilities from either our existing credit facility provider or others. Additional debt would result in increased interest expenses and could result in covenants that would restrict our operations. Additionally, a decrease in demand for our products and services could adversely affect our business, which in turn, could adversely affect our ability to renew existing, or obtain access to new credit facilities in the future and could increase the cost of such facilities. We may also seek additional sources of funding, including the public or private issuance of equity instruments, such as warrants; however, there is no guarantee that such sources will be available in amounts or on terms acceptable to us, if available at all. The sale of additional equity securities would result in immediate and potentially significant dilution to our shareholders.

Estimated future uses of cash in 2003 include capital expenditures for equipment of approximately $400,000.

At March 31, 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving on-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships and transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties except as disclosed herein.

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

RECONCILIATION TO U.S. GAAP

In connection with the preparation of this Annual Report on Form 20-F, we have disclosed in the accompanying notes to the consolidated financial statements a detailed overview of the differences between accounting principles generally accepted (GAAP) in Canada and those of the United States.

The following is a brief discussion of differences between U.S. GAAP and Canadian GAAP that are illustrated in our reconciliation to U.S. GAAP in Note 14 to the consolidated financial statements, included in Item 17 and should be read in conjunction with Note 14 to the consolidated financial statements.

Stock Based Compensation

During the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, the Company recorded non-cash charges associated with stock and stock options issued to employees and advisors. The structure of the related grants is subject to compensation charges under U.S. GAAP and we have recorded compensation charges from the following:

•
Stock options issued at less than fair market value at the date of grant resulting in intrinsic value that was deferred and is being amortized to compensation expense over the vesting period of the related stock options;

•
Employee Benefit Trust (EBT) shares allocated to United Kingdom employees in connection with the NetVault Holdings acquisition in March 2000. The fair value of these shares as of the date of issuance to the EBT or the date of hire for each related employee, if later, has been deferred and is being amortized to compensation expense over the vesting period of the related stock grant;

•
Incentive shares issued to attract and retain certain North American executive and sales employees. The fair value of these shares as of each related employee’s date of hire has been deferred and is being amortized to compensation expense ratably over the vesting period of the related stock;

•
Stock options granted to compensate our advisors for the related service. We have recorded compensation expense as the advisors earned the related shares, generally over the vesting period of each individual stock option grant; and

•
We repriced certain stock options in October 2000 upon the approval from the TSE and our shareholders. As of March 31, 2002, we had recorded no compensation expense under U.S. GAAP as the fair value of the related stock options had not exceeded the lowest repriced amount of $7.74 per common share. However, there is the potential that future appreciation of our common shares will result in compensation charges, the extent of which depends on market conditions and cannot be estimated.

The Company issued stock options with intrinsic value to the principals of Tracer in connection with the Tracer Acquisition in June 2000. The related stock options were one third vested upon grant with the remaining vesting over two years. The immediately vested stock options were accounted for as a component of the purchase price under U.S. GAAP, resulting in additional intangibles as well as amortization expense during the year ended March 31, 2002 and the eleven months ended March 31, 2001. The remaining two thirds of the stock options were issued at a price that was less than fair market value on the grant date and the intrinsic value was deferred and is being amortized to compensation expense over the two-year vesting period.

Comprehensive Loss

Under U.S. GAAP, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (SFAS 130), which requires that companies report comprehensive income as a measure of overall performance. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components.

Amortization and Impairment of Intangibles

U.S. GAAP does not permit the presentation of income before amortization and impairment of intangibles whereas, under Canadian GAAP, such presentation is permitted. Under U.S. GAAP, amortization and impairment of intangibles is classified in operating expenses in the consolidated statements of operations.

Acquisition of BakBone KK

We acquired 22% of our interest in BakBone KK through the issuance of 375,000 common shares to two executives in March 2000. Under U.S. GAAP, the Company’s purchase of 22% of BakBone KK must be accounted for by using the purchase method of accounting based on the fair value of common shares as of the date both parties agreed to the related consideration. This value resulted in an increase in the investment in BakBone KK, which is being amortized over three years as the value of the common shares issued exceeded the value of our underlying equity in net assets of BakBone KK. Upon our acquisition of the remaining 53% interest in BakBone KK in March 2002, the carrying value of our investment in BakBone KK was eliminated and the balance sheet, results of operations and cash flows of BakBone KK were consolidated.

Consolidation of BakBone KK and Tracer KK

Under U.S. GAAP, a company must own or demonstrate voting control of greater than 50% of an acquired entity in order to consolidate that entity. During the year ended March 31, 2002, we acquired the remaining 53% and 50% ownership interests in BakBone KK and Tracer KK, respectively, increasing our ownership interests in both entities to 100%. We effectively owned greater than 50% of Tracer KK and BakBone KK in January 2002 and March 2002, respectively.

Prior to the acquisition of the remaining interests mentioned above, we were precluded from consolidating these entities under U.S. GAAP and, as such, for activity prior to the acquisition dates, the results of operations and cash flows of BakBone KK and Tracer KK have been removed from that of the Company for the year ended March 31, 2002. Furthermore, the balance sheets, results of operations and cash flows of both entities have been removed as of and for the eleven months ended March 31, 2001. The balance sheet, results of operations and cash flows of BakBone KK have been removed as of and for the year ended April 30, 2000. Under U.S. GAAP, our investments in these subsidiaries, prior to the 2002 minority interest acquisitions, were accounted for under the equity method of accounting.

Share Capital to be Issued

U.S. GAAP does not permit the disclosure of share capital to be issued in the statement of shareholders’ equity, whereas under Canadian GAAP, such disclosure is permitted. Under U.S. GAAP, share capital to be issued is classified under long-term liabilities in the consolidated balance sheets as of March 31, 2002.

Marketable Securities

Under U.S. GAAP, available-for-sale securities are carried at fair market value. Unrealized gains and losses on available-for-sale securities are recorded in comprehensive income, a component of shareholders’ equity. Under Canadian GAAP, unrealized losses on available-for-sale securities are recorded in other expense in the statement of operations and unrealized gains are not recorded.

RECENT ACCOUNTING PRONOUNCEMENTS

Canadian GAAP

During fiscal 2003, we will adopt the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instruments. We anticipate that we will adopt settlement date accounting to account for employee stock options, whereby their issuance is accounted for at intrinsic value. Options issued to non-employees will be accounted for at fair value.

In July 2001, the CICA issued Handbook Section 3062, Goodwill and Other Intangible Assets (Section 3062). Section 3062 requires that intangible assets with indefinite useful lives acquired prior to July 1, 2001 no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Section 3062. Furthermore, intangible assets with indefinite useful lives acquired subsequent to June 30, 2001 are not amortized, but are reviewed at least annually for impairment. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives. Upon adoption of Section 3062 on April 1, 2002, we will perform an evaluation of our identifiable intangible assets as of April 1, 2002 to determine whether any of our intangible assets are impaired, and we will cease amortizing indefinite-lived intangibles acquired prior to July 2001.

U.S. GAAP

The following recent accounting pronouncements, when adopted, will impact our operating results only as they are presented under U.S. GAAP in Note 14 to the accompanying consolidated financial statements.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets.

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Upon adoption of SFAS 142 on April 1, 2002, we will evaluate our existing intangible assets that were acquired in a prior purchase business combination, and will make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. Also, we will reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we are required to perform transitional impairment testing in accordance with the provisions of SFAS 142. Any impairment loss will be measured as of the April 1, 2002 adoption date and recognized as the cumulative effect of a change in accounting principle.

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

In October 2001, the FASB issued SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of SFAS 121, including the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

C.    Research and Development (R&D)

We have established development divisions in Poole, United Kingdom, Beltsville, Maryland and San Diego, California. We also maintain development in Tokyo, Japan specific to adapting our software for use in the Asia-Pacific Region.

Product development costs related to research, design and development of software applications are charged to expense as incurred. To date, completion of working models of our applications and the general release of the products have substantially coincided. As a result, the we have not capitalized any application development costs as such costs have been insignificant.

The next planned phases of R&D center around utilizing the core engine of NetVault as a platform for multiple storage management applications.

D.    Trend information.

Trends in our financial performance are discussed above in Section 5A, “Operating Results.” For businesses worldwide, information on customer buying patterns, supply chains, inventory, manufacturing, and every facet of a company’s activities are increasingly recorded by enterprise resource planning (ERP) software, stored in databases, and viewed as a strategic asset. Many of our customers believe that a regular backup strategy, which includes copying data and keeping it safe in a location outside the network, is an essential element to protection of key data. The increasing strategic importance of data is complemented by the increasing amount of data stored.

This has fueled growth in the amount of storage products shipped. We note that some of our customers are doubling or tripling their overall storage on an annual basis. Growth drivers within the storage management industry include the increasing need to store multimedia data such as voice and video, the continued penetration of ERP applications, the emerging on-line application processing and decision support market, and the proliferation of email systems in companies of all sizes.

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

Management has targeted the OEM market as an important potential market for our revenue growth. Sales through the OEM channel generally have a combined impact on revenues. First, the shipment of our products to the OEM for inclusion with their software or hardware solution sold to their end users generally provides nominal per unit revenue to the Company. Our product that is shipped with the OEM’s software or hardware is a 45 day trial version. This trial version gives potential end users exposure to a full version of our products, for a limited time.

OEM sales also provide an opportunity to up-sell an end user a fully functional version of our products that generates a full license fee and generally includes maintenance revenues associated with a one year service contract. The number of OEM hardware units shipped and the related up-sell rate is not currently available, but these will be key measures of the success as the OEM programs becomes better established.

Demand Outlook for 2002

The demand for additional computer storage capacity and the accompanying requirement for software and hardware products to manage the additional capacity is expected to continue to grow at a significant rate. International Data Corporation (“IDC”) expects IT spending to increase by double digits over the next five years, as global companies invest more resources into productivity-enhancing technologies.

Market Size of Storage Management Software

The market for storage management software exceeded $5.6 billion in 2000, and the Gartner Group projects that the market to surpass $14.7 billion in 2004. This market segment includes disk backup and restoration, disk optimization and compression, disaster recovery, disk utilization reporting, tape management, and storage stimulation. Archive management and storage migration, including hierarchical storage management, are also in this segment. The storage management market can be partitioned into three segments: desktop, server, and host, representing the low-end, mid-range, and high-end niches, respectively. Within the server or network operating system niche, Windows NT/2000 is the fastest–growing segment. IDC forecasts annual growth of 40%-45% through 2003. (Source: Lehman Brothers Technology Sector, Storage Infrastructure & Software, “Storage Software: Beacon Through the Network Fog,” March 1, 2001.)

Item 6.    Directors, Senior Management and Employees

A.    Directors and senior management.

Name	Position
SENIOR MANAGEMENT
Keith Rickard	President and Chief Executive Officer
John Fitzgerald, CPA	Chief Financial Officer
Fabrice Helliker	Executive Vice President of Engineering
Peter Eck	Vice President of Marketing
Andrew Unsworth	Managing Director, European Operations
Howard Weiss	Managing Director, Asian Operations

DIRECTORS
Archie Nesbitt	Director
Harry Brayne	Director
J.G. (Jeff) Lawson	Director
Neil MacKenzie	Director
Keith Rickard	Director
Fred Moore	Director

SENIOR MANAGEMENT

Keith Rickard, President and Chief Executive Officer

Keith Rickard is responsible for leading BakBone’s overall strategy, vision and aggressive growth. Before joining BakBone as president and CEO in June 2001, he held several leadership positions at Sterling Software where he drove growth in multiple product divisions. His most recent role was as president of Sterling Software’s Storage Management Division, where he was responsible for all aspects of Sterling’s storage management software product suite, including worldwide sales, marketing, engineering and business development. During his tenure, Mr. Rickard grew overall revenues and profitability significantly and successfully integrated three acquisitions. He possesses a unique combination of technical expertise and business acumen with over 20 years experience in software and 10 years in computer services industries and brings a wealth of international experience to his role. Mr. Rickard holds a Bachelor of Science in Mathematics from the University of London.

John Fitzgerald, CPA, Chief Financial Officer

John Fitzgerald was appointed to the position of Chief Financial Officer in January 2002 and is responsible for executing BakBone’s financial and operational strategies. Mr. Fitzgerald started with BakBone in January 2001 and held the position of Corporate Controller where he was responsible for all aspects of financial control and reporting for the Company, including treasury management, tax planning, public reporting, and budget planning. Prior to joining BakBone, Mr. Fitzgerald consulted for several high tech and start-up companies in the areas of SEC reporting, initial public offerings, and strategic planning. He began his career with Arthur Andersen and holds a Bachelor’s of Science degree from San Diego State University.

Fabrice Helliker, Executive Vice President of Engineering

Fabrice Helliker joined NetVault Limited (previously known as Willow Corporation) in 1992 to support the existing backup products and to aid in the development efforts with AT&T Bell Labs for NetVault. Mr. Helliker managed the development team through several major revisions of NetVault during the 1990s. He also led the re-architecture effort for the NetVault 6 product, designing the flexible development methods in use today for NetVault’s modular structure. Mr. Helliker was appointed to the position of Vice President, Engineering of the Company, effective March 2000. He received a Bachelor’s of Science Degree with Honors in Computer Science from Brighton University.

Peter Eck, Vice President of Marketing

Peter Eck is responsible for developing, designing and executing BakBone’s marketing strategies. Mr. Eck joined BakBone in May 2002, prior to which and most recently he served as the Director of Marketing for BMC Software, where he was responsible for leading managers and teams in all marketing roles for BMC’s PATROL Distributed Systems lines of business, including the storage management software offerings. Mr. Eck has more than seventeen years of senior management experience in the computer software industry. He received a Bachelor’s of Economics Degree from Australia National University.

Andrew Unsworth, Managing Director, European Operations

Andrew Unsworth has held the position of Managing Director of European operations of BakBone Ltd. (formerly Willow) for over twelve years. He negotiated the joint venture between AT&T and Willow which resulted in the NetVault development program. Furthermore, in 1996, he negotiated distribution rights for NetVault in the Pacific Rim and set up distribution channels in Europe. He has a Full Technology Certificate in Telecommunications from Chelmer Institute, Essex and a Diploma in Management Sciences from St. Helens College of Technology, Merseyside.

Howard Weiss, Managing Director, Asian Operations

Howard Weiss is responsible for managing BakBone’s operations and business development in Asia. Mr. Weiss joined BakBone in October 2000, prior to which he was a Director of Phoenix Technologies, a global system-enabling solutions provider for PC’s and servers. During his eight-year tenure with Phoenix, he grew their Japanese operations tenfold. He also helped to launch the Asian operations of Quidtel, a server software start-up corporation. Mr. Weiss is fluent in Japanese and holds of Bachelor’s of Arts degree from the University of Michigan.

DIRECTORS

The biography of director Keith Rickard, who is also a member of senior management, is presented above.

Archie Nesbitt, Director

Archie Nesbitt has more than 30 years of public company management experience and has been a senior officer and director of a number of public and private corporations. Mr. Nesbitt is a lawyer and is a member of The Law Society of Alberta. He has practiced law as President of A.J. Nesbitt Professional Corporation since 1978. Since 1981, Mr. Nesbitt has been the President, Secretary and a Director of Naneco Minerals Ltd., a mining and exploration company with an international polymetallic focus, which trades on The Canadian Venture Exchange. During the early 1980s, as Chief Operating Officer and General Counsel for Geomex Development Inc. and Geomex Minerals Inc., Mr. Nesbitt supervised and administered worldwide mineral and oil and gas exploration and development expenditures by fourteen limited partnerships investing funds raised in the Federal Republic of Germany. Mr. Nesbitt holds a Bachelor of Laws degree from the University of Western Ontario, and a Bachelor’s of Commerce degree with Honors from Queens (Ontario) University.

Harry Brayne, Director

Harry Brayne was initially employed in the civil engineering industry starting as site engineer with an international civil engineering contractor, progressing within the industry to Contracts Manager overseeing civil engineering projects through the South of England. In 1974, he founded the Civil Engineering Company, undertaking contracts throughout Southern England and Libya. This business was sold in 1983. In 1982, he was appointed director of Willow Ltd., a company specializing in data transfer. He has been the Chairman of NetVault Limited and Willow Starcom Ltd. since 1997. He was educated at Chivers College Portsmouth, and Petersborough and Southhampton Technical Colleges.

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

Fred Moore, Director

Fred Moore is the President of Horison Information Strategies, located in Boulder, Colorado. Mr. Moore, a data storage expert with more than 20 years in the industry, founded Horison Information Strategies as an information technology executive consulting firm specializing in long-range strategic planning. Additionally, Mr. Moore is the Editor-in Chief of Storage for West World Productions of Hollywood, California. He received a bachelor’s degree in mathematics and a master’s degree in computer applications in physical geography from the University of Missouri. Furthermore, Mr. Moore completed the University of California, Berkeley Executive Program, Haas School of Business. In addition to his role as a director, Mr. Moore will also serve as chairman of BakBone’s Strategic Advisory Board.

B.    Compensation.

The following table details the compensation of our senior management during the most recent fiscal year.

				Long-Term Compensation
	Annual Compensation			Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Securities Under Stock Options Granted	Restricted Shares or Restricted Share Units(2)	All Other Compensation ($)
Keith Rickard(1), President and Chief Executive Officer	$132,231	—	—	—	—	$4,500
John Fitzgerald(3) Chief Financial Officer	$30,000	—	—	50,000	—	—
Fabrice Helliker, Executive Vice President of Engineering	$121,800	$23,027	—	100,000	320,000	$10,320
Peter Eck(4), Vice President of Marketing	—	—	—	—	—	—
Andrew Unsworth, Managing Director, European Operations	$132,684	—	—	—	100,000	—
Howard Weiss, Managing Director, Asian Operations	$165,000	$20,000	—	25,000	—	—

(1)	Mr. Rickard was hired in June 2001 and has a base annual salary of $180,000.

(2)
Restricted shares represent shares held in an employee benefit trust set up to retain certain key personnel associated with NetVault Ltd. Mr. Helliker and Mr. Unsworth are two thirds vested in their shares with the remaining one third vesting in March 2003. These shares are currently held in the trust, employees do not have voting rights to these shares.

(3)	Mr. Fitzgerald was hired in January 2001 and carried out the position of Corporate Controller until January 2002 when he was appointed Chief Financial Officer. He has a base annual salary of $120,000.
(4)	Mr. Eck was hired in May 2002 and has a base annual salary of $160,000.

C.    Board practices.

Each director will serve a one-year term until either re-elected or replaced. Directors do not receive any fees or other compensation or benefits in respect of their service except for reimbursement of direct expenses related to travel to Board of Directors and other Company meetings requiring their presence.

The Company’s audit committee consists of Mr. Nesbitt, Mr. Lawson, and Mr. MacKenzie. The audit committee is responsible for oversight of management reporting and internal controls. The committee communicates directly with external auditors.

The Company’s compensation committee consists of Mr. Nesbitt, Mr. Lawson, and Mr. MacKenzie. The compensation committee is charged with the periodic review and approval of compensation of the executive officers of the Company. The committee also provides evaluations and recommendations to the Board of Directors concerning management structure and compensation of key management personnel, based on management’s recommendations.

D.    Employees.

The following table details our employees by geographic location as well as by functional department. The periods presented consist of the three most recent fiscal year end dates: March 31, 2002, March 31, 2001, and April 30, 2000:

Employees by Geographic Location

	March 2002		March 2001		April 2000
	No.	%	No.	%	No.	%
United States	78	57%	112	69%	27	51%
United Kingdom	39	28%	32	20%	17	32%
Japan	21	15%	14	9%	9	17%
Canada	—	—	4	2%	—	—

TOTAL	138	100%	162	100%	53	100%

Employees by Department

	March 2002		March 2001		April 2000
	No.	%	No.	%	No.	%
Sales and marketing	39	28%	51	32%	17	32%
Research and development	70	51%	70	43%	24	45%
General and administrative	29	21%	41	25%	12	23%

TOTAL	138	100%	162	100%	53	100%

As of March 31, 2002, we do not have any employees who are members of a labor union.

E.    Share ownership.

The following table shows the number of our Common Shares beneficially owned by each director and the named executive officer in subsection 6.B, as of March 31, 2002. The information set forth in the share ownership reflects all of the information available to the Company concerning beneficial ownership of the Company’s equity securities as contemplated by Rule 13d-3, including any indirect or informal arrangements meeting the definition of beneficial ownership.

Name and principal position	Common Shares held directly and beneficially	% of Outstanding Common Shares as of March 31, 2002	Options outstanding	Exercise Price (US$)		Expiration Date
Keith Rickard, President and Chief Executive Officer	(1)	(1)	—		—	—

John Fitzgerald, Chief Financial Officer	(1)	(1)	8,000 8,000 34,000	$ $ $	3.54 3.07 0.74	February 2011 May 2011 January 2012

Fabrice Helliker, Executive Vice President of Engineering	(1)	(1)	84,000		$0.60	October 2002

Peter Eck, Vice President of Marketing	—	—	—		—	—

Andrew Unsworth, Managing Director, European Operations	(1)	(1)	—		—	—

Howard Weiss, Managing Director, Asian Operations	(1)	(1)	25,000		$3.07	May 2011

Archie Nesbitt, Director	631,900	1.2%	200,000		$2.76	June 2002

Harry Brayne, Director	1,224,548	2.3%	—		—	—

J.G. (Jeff) Lawson, Director	(1)	(1)	—		—	—

Neil MacKenzie, Director	(1)	(1)	40,000		$2.76	June 2002

Fred Moore, Director	—	—	100,000		$0.96	March 2012

(1)	Individual beneficially owns less than 1% of our common shares as of March 31, 2002.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major shareholders.

We are aware of no shareholder who beneficially owns greater than 5% of our outstanding Common Shares as of March 31, 2002.

B.    Related party transactions.

Jeff Lawson, a director of the Company, is a partner of a law firm that provides legal services to the Company. During the year ended March 31, 2002, the Company paid the associated law firm $120,000 relating to the services rendered.

Archie Nesbit, a director of the Company, provided certain consulting and legal advice to the Company. During the year ended March 31, 2002, the Company paid the director $155,000 relating to the services rendered.

It is management’s belief that all transactions with related parties have been entered into on terms that are not more favorable than terms that would have been negotiated with unrelated parties.

C.    Interests of experts and counsel.

Not Applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information.

Refer to Item 17, which contains the following audited financial statements:

BakBone Software Incorporated Consolidated Financial Statements, as of March 31, 2002 and 2001, and for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000.

To date, we have not declared dividends. It is our policy to retain all funds as working capital in order to build our business.

We have no plans to pay dividends in the foreseeable future.

B.    Significant Changes.

Since the date of the audited consolidated financial statements, there have been no significant changes in our capitalization or financial operation.

Item 9.    The Offer and Listing

A.    Offer and listing details.

1. – 3.

Not Applicable.

4.    The following table sets forth information regarding the price history of the Common Shares on the Toronto Stock Exchange for the periods indicated. Prices quoted on the Toronto Stock Exchange are listed in Canadian dollars; however, for consistency purposes, the per share data below has been translated into U.S. dollars.

(a)  for the five most recent full financial years: the annual high and low market prices:

	Fiscal year ended
	3/31/02	3/31/01	4/30/00	4/30/99	4/30/98
High	$4.36	$14.20	$38.32	$0.46	$0.29
Low	$0.55	$3.01	$0.38	$0.02	$0.08

(b)  for the two most recent full financial years: the high and low market prices for each full financial quarter:

	Quarter ended
	3/31/02	12/31/01	9/30/01	6/30/01	3/31/01	12/31/00	9/30/00	6/30/00
High	$1.85	$1.23	$3.04	$4.36	$6.99	$8.32	$14.20	$20.76
Low	$0.68	$0.73	$0.55	$2.25	$2.99	$2.92	$7.75	$6.72

(c)  for the most recent six months: the high and low market prices for each month:

	5/02	4/02	3/02	2/02	1/02	12/01
High	$1.72	$1.43	$1.85	$1.02	$1.03	$0.97
Low	$1.17	$1.04	$0.94	$0.94	$0.68	$0.73

(d)  for pre-emptive issues, the market prices for the first trading day in the most recent six months, for the last trading day before the announcement of the offering and (if different) for the latest practicable date prior to publication of the document.

Not Applicable.

5. – 7.

Not Applicable.

B.    Plan of distribution.

Not Applicable.

C.    Markets.

Our Common Shares are traded on the Toronto Stock Exchange under the symbol “BKB” and on pink sheets in the United States under the symbol “BKBOF.PK”.

D.    Selling shareholders.

Not Applicable.

E.    Dilution.

Not Applicable.

F.    Expenses of the issue.

Not Applicable.

Item 10.    Additional Information

A.    Share capital.

Not Applicable.

B.    Memorandum and articles of association.

We previously provided the disclosure related to our memorandum and articles of association in response to Item 10.B of our Registration Statement Form 20-F (File No. 000-12230) and we hereby incorporate that disclosure into this Annual Report by reference.

C.    Material Contracts.

We are not party to any material contracts outside of the ordinary course of our business. However, refer to the discussion at Item 4.B, “Business Overview,” for a description of the material distribution and OEM agreements entered into by the Company.

D.    Exchange Controls and Other Limitations Affecting Security Holders.

Other than those described below, there are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by our memorandum and articles of association with respect to our Common Shares.

Investment Canada Act

Under the Investment Canada Act, the acquisition of control of a Canadian business by a “non-Canadian” is subject to review by the Investment Review Division of Industry Canada (“Investment Canada”), a government agency, and will not be allowed unless the investment is found likely to be of “net benefit” to Canada. An acquisition of control will be reviewable by Investment Canada if the value of the assets of the Canadian business for which control is being acquired is (1) $5 million or more in the case of a “direct” acquisition; (2) $50 million or more in the case of an “indirect” acquisition, which is a transaction involving the acquisition of the shares of a company incorporated outside of Canada which owns subsidiaries in Canada; or (3) between $5 million or more but less than $50 million where the Canadian assets acquired constitute more than 50% of the value of all entities acquired, or if the acquisition is not effected through the acquisition of control of a foreign corporation.

These thresholds have been increased for the purposes of acquisition of control of a Canadian business by investors from members of the World Trade Organization (“WTO”), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of $209 million or more for the year 2001 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable unless the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, in which case the $209 million threshold applies.

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

A proposed transaction is subject to pre-notification if the parties to the transaction together with their affiliates exceed two thresholds. First, the parties and their affiliates must have total assets or total revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds $35 million (the “$35 million threshold”); (2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a company of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the acquirer owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the $35 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

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

E.    Taxation.

In this section we summarize the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of our Common Shares. Nothing contained herein shall be construed as tax advise, you must rely only on the advise of your own tax advisor. We make no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to our Common Shares applies to beneficial owners who are individuals, corporations, trusts and estates which:

•
for purposes of the U.S. Internal Revenue Code of 1986, as amended through the date hereof (the “Code”), are U.S. persons and, for purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and the Canada—United States Income Tax Convention (1980), are non-residents of Canada and residents of the United States, respectively, at all relevant times;

•	hold Common Shares as capital assets for purposes of the Code and capital property for purposes of the Income Tax Act;

•	deal at arm’s length with us for purposes of the Income Tax Act; and

•	do not and will not use or hold the Common Shares in carrying on a business in Canada.

We refer to persons who satisfy the above conditions as “Unconnected U.S. Shareholders.”

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

This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of Common Shares. This discussion does not address all possible tax consequences relating to an investment in Common Shares. We have not taken into account your particular circumstances and do not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold Common Shares as part of a “straddle,” “hedge” or “conversion transaction,” and Unconnected U.S. Shareholders that have a “functional currency” other than the U.S. dollar or that own Common Shares through a partnership or other pass-through entity). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing Common Shares.

Material U.S. Federal Income Tax Considerations

Subject to the discussion below regarding Foreign Personal Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of the ownership and disposition of the Common Shares.

As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by us to the extent of our current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by us, see “Material Canadian Federal Income Tax Considerations.”) You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by us on the Common Shares exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.
Dividends paid by us generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer.

Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

Dividends paid by us on the Common Shares generally will not be eligible for the “dividends received” deduction.

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

Foreign Personal Holding Company Rules

Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”). We would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

•
five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our stock entitled to vote or the total value of our stock; and

•
at least 60% of our gross income consists of “foreign personal holding company income,” which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

We believe that we are not a FPHC. However, we can not assure you that we will not be classified as a FPHC in the future.

Personal Holding Company Rules

We will not be classified as a personal holding company a (“PHC”) for U.S. federal income tax purposes unless at any time during the last half of our taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain attribution rules) more than 50% of our stock by value, and at least 60% of our ordinary gross income for the taxable year is “personal holding company” (generally passive income such as dividends and interest). We should not meet the PHC tests, and even if we were to become a PHC, we do not expect to have material undistributed PHC income. However, we cannot assure you that we will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in our shareholder base and income or other circumstances that could change the application of the PHC rules to us. In addition, if we become a PHC we cannot assure that the amount of our PHC income will be immaterial.

Passive Foreign Investment Company Rules

The passive foreign investment company (“PFIC”) provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. We could be classified as a PFIC if, after the application of certain “look through” rules, for any taxable year, either:

•	75% or more of our gross income is “passive income,” which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of our assets that produce or are held for the production of “passive income,” is 50% or more of the fair market value of all our assets.

To the extent we own at least 25% by value of the stock of another corporation, we are treated for purposes of the PFIC tests as owning our proportionate share of the assets of such corporation, and as receiving directly our proportionate share of the income of such corporation.

Distributions which constitute “excess distributions” from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder’s holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder’s holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be treated as ordinary income in the current taxable year and (3) the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, we believe that our shares will be treated as “marketable securities” within the meaning of Section 1296(e)(1) of the Code.

We believe that we will not be a PFIC for the current fiscal year and we do not expect to become a PFIC in future years. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. You should be aware, however, that if we are or become a PFIC we may not be able or willing to satisfy record–keeping requirements that would enable you to make a “qualified electing fund” election.

You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

Controlled Foreign Corporation Rules

If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our “Subpart F Income,” as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged.

We believe that we are not a CFC, however, we can not assure you that we will not become a CFC in the future.

Material Canadian Federal Income Tax Considerations

In this section, we summarize the material anticipated Canadian federal income tax considerations relevant to the ownership and disposition of the Common Shares.

Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the AMEX, you will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the Common Shares unless you alone or together with persons with whom you did not deal at arm’s length owned or had rights to acquire 25% or more of our issued shares of any class at any time during the sixty (60) month period before the actual or deemed disposition.

Dividends paid, credited or deemed to have been paid or credited on the Common Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada—United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends generally is reduced to 5%. United States limited liability companies (“LLCs”) will not be entitled to these reduced rates. Shareholders that are partnerships will be subject to the 25% rate unless the partnership applies for and receives written authority for us to reduce the withholding tax rate.

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

F.    Dividends and paying agents.

Not Applicable.

G.    Statement by experts.

Not Applicable.

H.    Documents on display.

You may read and copy the documents to which we refer at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC’s regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: BakBone Software Incorporated, 10145 Pacific Heights Blvd., Suite 900, San Diego, California 92121, Attention: Investor Relations, telephone number: 858-450-9009.

I.    Subsidiary Information.

Not Applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

We hold no material financial instruments for trading purposes. We hold debt instruments bearing fixed interest rates.

We are exposed to foreign currency exchange rate risk by virtue of our operations in Japan, United Kingdom and Canada. As we currently earn revenues and incur expenses in United States dollars, British pounds, Euros, Japanese yen and Canadian dollars, exchange rates for these and other local currencies in countries where we may operate in the future may have an adverse effect on our earnings or assets when British pounds, Euros, Japanese yen or Canadian dollars are exchanged for United States dollars. We have not entered into forward foreign exchange contracts in an attempt to mitigate this risk. To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations. Further discussion of foreign currency risk is set forth in Item 5.B under the heading, “Foreign Currency.”

Item 12.    Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

We are not currently in a default or delinquent status with regards to our term loan.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

We have not made any material modifications to the rights of security holders.

Item 15.    [Reserved]

Item 16.    [Reserved]

Item 17.    Financial Statements.

The following financial statements are filed as part of this Annual Report:

Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Item 18.    Financial Statements

See Item 17 for a list of the financial statements that are filed as part of this Annual Report.

Item 19.    Exhibits

Exhibit	Description

1.1	Articles of Continuance*

1.2	Bylaws*

4.1	Form of Domestic Reseller Agreement*

8.1	List of subsidiaries

10.1	Consent of KPMG LLP

*	Previously filed as an exhibit to the Registrant’s Registration Statement on Form 20-F filed on February 4, 2002 (Commission File No. 00-12230).

SIGNATURES

The Registrant, BakBone Software, Incorporated, a corporation organized and existing under the laws of the Province of Alberta, Canada, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf, thereunto duly authorized on June 17, 2002

BAKBONE SOFTWARE INCORPORATED

By:	/s/ KEITH RICKARD
Keith Rickard President and Chief Executive Officer

FINANCIAL STATEMENTS INDEX

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
BakBone Software Incorporated:

We have audited the consolidated balance sheets of BakBone Software Incorporated and subsidiaries (the Company) as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, in conformity with accounting principles generally accepted in Canada.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations and cash flows for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, and assets, liabilities and shareholders’ equity as of March 31, 2002 and 2001, to the extent summarized in Note 14 to the consolidated financial statements.

KPMG LLP

San Diego, California
United States of America
June 5, 2002

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

March 31, 2002 and 2001

(in thousands, except share data)
(in U.S. dollars)

	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$5,502	$3,815
Restricted cash (Note 7)	804	90
Accounts receivable, net of allowance for doubtful accounts of $72 and $28, respectively	3,289	1,404
Other assets	588	500

Total current assets	10,183	5,809
Capital assets, net (Notes 3 and 12)	2,762	3,736
Restricted cash (Note 7)	—	780
Intangibles, net (Notes 2 and 12)	4,784	7,831
Other assets	567	602

Total assets	$18,296	$18,758

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$645	$1,368
Accrued liabilities	1,938	1,121
Deferred revenue	1,297	671
Current portion of capital lease obligations (Note 11)	201	192
Current portion of notes payable (Note 9)	—	2,574
Loans from related parties (Note 10)	63	75

Total current liabilities	4,144	6,001
Capital lease obligations, excluding current portion (Note 11)	54	240
Notes payable, excluding current portion (Note 9)	1,950	188

Total liabilities	6,148	6,429

Minority interest	—	100

Shareholders’ equity:
Share capital, no par value, unlimited shares authorized, 53,121,681 and 41,747,922 shares issued and outstanding, respectively	51,861	35,843
Share capital to be issued	2,877	—
Share capital held by subsidiary	(66)	(66)
Accumulated deficit	(41,379)	(22,588)
Cumulative exchange adjustment	(1,145)	(960)

Total shareholders’ equity	12,148	12,229

Commitments and contingencies
Total liabilities and shareholders’ equity	$18,296	$18,758

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended March 31, 2002,
the eleven months ended March 31, 2001,
and the year ended April 30, 2000

(in thousands, except per share and share data)
(in U.S. dollars)

	2002	2001	2000
Revenues (Note 12)	$9,863	$4,975	$337
Cost of revenues	1,244	782	37

Gross margin	8,619	4,193	300

Operating expenses:
Sales and marketing	11,149	11,672	301
Research and development	4,122	3,584	189
General and administrative	5,659	8,044	759

Total operating expenses	20,930	23,300	1,249

Operating loss	(12,311)	(19,107)	(949)

Interest (expense) income, net	(108)	396	156
Amortization and impairment of intangibles (Note 2)	(6,235)	(3,203)	(166)
Foreign exchange gains, net	110	5	—
Other (expense) income, net	(359)	177	63
Minority interest	112	40	—

Net loss	$(18,791)	$(21,692)	$(896)

Loss per share—basic and diluted (Note 2)	$(0.46)	$(0.87)	$(0.11)

Weighted-average common shares (Note 2)	40,869,526	24,903,458	8,044,711

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Year ended March 31, 2002,
the eleven months ended March 31, 2001,
and the year ended April 30, 2000

(in thousands, except share data)
(in U.S. dollars)

	Share Capital		Share Capital to be Issued		Share Capital Held by Subsidiary	Accumulated Deficit	Special Warrants	Cumulative Exchange Adjustment	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE, MAY 1, 1999	5,662,429	$17,460	—	$—	$—	$—	$ —	$—	$17,460
Issued in private placements, net of issuance costs	2,860,000	496	—	—	—	—	—	—	496
Exercise of stock options	550,600	159	—	—	—	—	—	—	159
Exercise of warrants	2,350,001	201	—	—	—	—	—	—	201
Sale of special warrants, net of issuance costs	—	—	—	—	—	—	24,357	—	24,357
Issued to acquire NVS	15,625,000	(209)	—	—	—	—	—	—	(209)
NVS share capital	—	9	—	—	—	—	—	—	9
Issued to acquire BakBone KK	375,000	(31)	—	—	—	—	—	—	(31)
Elimination of Net Resources share capital	—	(18,025)	—	—	—	—	—	—	(18,025)
Cumulative exchange adjustment	—	—	—	—	—	—	—	(285)	(285)
Net loss	—	—	—	—	—	(896)	—	—	(896)

BALANCE, APRIL 30, 2000	27,423,030	60	—	—	—	(896)	24,357	(285)	23,236
Exercise of stock options	303,958	570	—	—	—	—	—	—	570
Conversion of special warrants and remaining issu ance costs	9,726,000	24,213	—	—	—	—	(24,357)	—	(144)
Exercise of warrants	3,694,934	4,536	—	—	—	—	—	—	4,536
Issued to acquire Tracer	600,000	6,464	—	—	—	—	—	—	6,464
Share capital held by subsidiary	—	—	—	—	(66)	—	—	—	(66)
Cumulative exchange adjustment	—	—	—	—	—	—	—	(675)	(675)
Net loss	—	—	—	—	—	(21,692)	—	—	(21,692)

BALANCE, MARCH 31, 2001	41,747,922	35,843	—	—	(66)	(22,588)	—	(960)	12,229
Exercise of stock options	13,000	9	—	—	—	—	—	—	9
Sale of special warrants, net of issuance costs	—	—	—	—	—	—	9,706	—	9,706
Conversion of special warrants	3,000,000	9,706	—	—	—	—	(9,706)	—	—
Issued in public share offering, net of issuance costs	7,170,400	5,212	—	—	—	—	—	—	5,212
Issued in private placement, net of issuance costs	440,834	322	—	—	—	—	—	—	322
Exercise of warrants	749,525	769	—	—	—	—	—	—	769
Issued to acquire remaining interest in BakBone KK	—	—	2,100,000	2,877	—	—	—	—	2,877
Cumulative exchange adjustment	—	—	—	—	—	—	—	(185)	(185)
Net loss	—	—	—	—	—	(18,791)	—	—	(18,791)

BALANCE, MARCH 31, 2002	53,121,681	$51,861	2,100,000	$2,877	$(66)	$(41,379)	$—	$(1,145)	$12,148

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31, 2002,
the eleven months ended March 31, 2001,
and the year ended April 30, 2000

(in thousands)
(in U.S. dollars)

	2002	2001	2000
Cash flows from operating activities:
Net loss	$(18,791)	$(21,692)	$(896)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,637	3,788	185
Impairment of intangibles	2,508	—	—
Minority interest	(112)	(40)	—
Loss on disposal of capital assets	443	13	—
Gain on sale of non-operating subsidiaries	(119)	—	—
Unrealized loss on investment	76	—	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(1,885)	(363)	72
Other assets	(10)	(568)	(148)
Accounts payable	(723)	190	(221)
Accrued liabilities	647	417	444
Deferred revenue	626	273	(1)

Net cash used in operating activities	(12,703)	(17,982)	(565)

Cash flows from investing activities:
Capital expenditures	(433)	(3,011)	(193)
Cash expenditures related to acquisitions, net of cash acquired	(117)	(1,614)	(2,454)
Proceeds from sale of capital assets	41	26	—

Net cash used in investing activities	(509)	(4,599)	(2,647)

Cash flows from financing activities:
Payments of capital lease obligations	(177)	(132)	(2)
Proceeds from notes payable	—	2,500	—
Payments of notes payable	(812)	(288)	—
Proceeds from issuance of special warrants	9,734	—	26,095
Proceeds from public offering	5,681	—	—
Proceeds from private placement	332	—	—
Offering costs related to equity financings	(507)	(144)	(2,099)
Proceeds from exercise of stock options	9	570	129
Proceeds from exercise of warrants	769	4,536	162
Payments of related party loans	(12)	—	(53)
Decrease (increase) in restricted cash	66	(870)	—

Net cash provided by financing activities	15,083	6,172	24,232
Effect of exchange rate changes on cash and cash equivalents	(184)	(511)	(285)

Net (decrease) increase in cash and cash equivalents	1,687	(16,920)	20,735
Cash and cash equivalents, beginning of period	3,815	20,735	—

Cash and cash equivalents, end of period	$5,502	$3,815	$20,735

Cash paid during the period for:
Interest	$291	$77	$—

Income taxes	$—	$—	$—

Supplemental disclosures of cash flow information-businesses acquired:
Fair value of assets acquired, net of cash acquired	$—	$688	$1,423

Liabilities assumed	$—	$970	$1,777

Acquisition consideration classified in accrued liabilities	$170	$—	$—

Non-cash investing and financing activities:
Equipment acquired under capital leases	$—	$555	$—

Investment received from sale of non-operating subsidiaries	$126	$—	$—

Share capital issued in connection with acquisitions	$—	$6,509	$240

Share capital to be issued in connection with acquisitions	$2,877	$—	$—

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 and 2001

(in U.S. dollars)
(1)    The Company and Business Combinations

BakBone Software Incorporated (BakBone or the Company) is an international storage management software company that develops and globally distributes storage management solutions to the open systems markets, providing data protection and management solutions scalable from workgroup to enterprise. The Company’s corporate headquarters are located in San Diego, California.

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

On March 16, 2000, the Company acquired 100% of NVS Holdings Inc. (NVS). This acquisition resulted in a reverse takeover of the Company by NVS as the greater proportion of the voting shares of the Company were held by NVS shareholders after the acquisition. Concurrent with the reverse takeover of the Company, the merged entity acquired NetVault Holdings Limited, NetVault Limited and an aggregate 47% of NetVault Corporation (BakBone KK). At the time of this acquisition, NetVault Holdings Limited was a non-operating private shell while NetVault Limited and NetVault Corporation had substantive operations. In regards to these acquisitions, the Company determined that the operations of the acquired companies were not material during the period from March 1, 2000 through the actual date of the acquisition and as such assigned a convenience date of March 1, 2000 for accounting purposes.

On June 9, 2000, the Company acquired all of the issued and outstanding common shares of Tracer Technologies, Inc. and its 50% ownership of the common shares of Tracer Technologies Japan Corporation (collectively Tracer), for cash and acquisition costs totaling $1.6 million (net of cash acquired of $800,000) and 600,000 common shares of the Company valued at $6.5 million on the date of acquisition. Of the 600,000 shares issued, 122,340 shares were issued to a trust beneficially owned by the family of a former director of the Company. The acquisition was accounted for by the purchase method of accounting, and accordingly, the operating results of Tracer have been included in the accompanying consolidated financial statements of the Company from the date of acquisition. The excess of purchase price over the fair value of the net assets acquired of $400,000 was $8.5 million and is being amortized on a straight-line basis over three years, the expected useful life (Note 2(e)). In order to retain certain principals of Tracer as employees, the Company issued stock options to acquire 250,000 common shares at an exercise price of $4.06 ($6.00 Canadian) per share. One of the principals is a relative of a former director of the Company and received options to acquire 62,500 common shares. The former director also indirectly received 3,060 common shares of the Company through his ownership in Tracer Technologies Japan Corporation (Tracer KK), one of the former shareholders of Tracer. (See Note 2(e) for discussion related to Tracer intangibles impairment).

In January 2002, the Company acquired an additional 25% of Tracer KK in exchange for $100,000 in cash and contingent consideration, consisting of $100,000 in cash and 30,000 shares of the Company’s common stock. The issuance of contingent consideration is dependent upon the seller maintaining employment with the Company, as defined in the acquisition agreement.    The excess of purchase price over the fair value of net assets

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

acquired was $99,000. In March 2002, the Company acquired the remaining 25% of Tracer KK for nominal consideration. Both acquisitions were accounted for by the purchase method of accounting. Following the March 2002 acquisition, Tracer KK is a wholly-owned subsidiary of the Company.

In March 2002, the Company acquired the remaining 53% of BakBone KK for 2,100,000 common shares of the Company, valued at $2.9 million at the time of acquisition, and $170,000 in cash, of which $120,000 will be paid in twelve equal monthly installments commencing April 1, 2002, and the remaining $50,000 upon the earlier of the Company’s next financing or March 31, 2004. The 2,100,000 shares will be issued during fiscal 2003. The acquisition was accounted for by the purchase method of accounting and the excess of purchase price over the fair value of the net assets acquired was $3.1 million.

(2)    Significant Accounting Policies

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States, except as outlined in Note 14.

The Company has reviewed the currency used for financial reporting purposes and has determined U.S. dollars to be the reporting currency, as the majority of the Company’s revenues and expenses for the year ended March 31, 2002 are denominated in U.S. dollars. In the opinion of management, U.S. dollars will remain the reporting currency as operations in the U.S. are expected to continue to represent the majority of revenues and expenses in future periods. As a result of this change in reporting currency from Canadian dollars and for comparison purposes, the consolidated financial statements for all prior periods have been translated to U.S. dollars.

(a)  Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, BakBone Software, Inc., NVS, BakBone Software Ltd. (formerly NetVault Holdings Ltd.), BakBone Acquisition Corp. (formerly Tracer Technologies, Inc.), BakBone KK and Tracer KK. All intercompany transactions and accounts have been eliminated in consolidation.

Prior to the March 2002 acquisitions, upon which BakBone KK and Tracer KK became wholly-owned subsidiaries of the Company, the Company recorded entries to account for the minority interests in the net income or loss of BakBone KK and Tracer KK. As the minority interest parties were not legally liable to fund BakBone KK and Tracer KK’s net losses, the Company did not record their minority interest share of BakBone KK and Tracer KK’s net losses to the extent it would result in a minority interest receivable. In conjunction with the March 2002 acquisitions, all minority interest liabilities were eliminated.

(b)  Foreign Currency

The accounts of the Company’s foreign subsidiaries are translated into U.S. dollars using the current rate method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average exchange rate during the reporting period. Foreign currency translation gains and losses are included as a separate component of shareholders’ equity.

Certain transactions of the Company’s foreign subsidiaries are carried out in currencies other than the subsidiaries’ local currency. Gains or losses resulting from these transactions are included in results of operations as incurred.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

(c)  Cash and Cash Equivalents

Cash and cash equivalents consist of money market instruments, commercial paper and other highly liquid investments with original maturities of three months or less from the date of purchase. Cash and cash equivalents subject to restriction are classified as restricted cash (Note 7).

(d)  Capital Assets

Capital assets are recorded at cost and depreciated using the straight-line basis over the assets’ useful lives as follows:

Computer equipment and software	3–5 years
Furniture and fixtures	5–7 years
Leasehold improvements	Shorter of estimated useful life or life of lease

(e)  Intangibles and Impairment

Pursuant to a new Canadian GAAP standard (Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets), intangibles acquired in business combinations for which the acquisition date is after June 30, 2001 are not amortized. Intangibles acquired on or after July 1, 2001 are tested for impairment in the same manner as previously recorded intangibles. Intangibles acquired on or before June 30, 2001 are amortized through the initial adoption date of the new standard, or April 1, 2002 as it relates to the Company. The Company assesses the recoverability of intangibles by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of intangibles impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. The assessment of the recoverability of intangibles will be impacted if estimated future operating cash flows are not achieved. Previously recorded intangibles were recorded at cost and amortized on a straight-line basis over three years.

Intangibles, net of accumulated amortization, were $4.8 million and $7.8 million as of March 31, 2002 and 2001, respectively.

During the quarter ended March 31, 2002, the Company determined the carrying value of certain intangibles were impaired. The impaired intangibles were originally recorded in connection with the Company’s acquisition of Tracer. In recent months, the operating results of Tracer’s core product have declined to a level indicating potential impairment. The Company determined that the carrying value of the Tracer intangibles exceeded the fair value. The Company used the present value of estimated cash flows in order to assess the fair value of the intangible. An impairment loss was recorded for the amount by which the carrying value of the intangible exceeded the fair value of the intangibles. The Company recorded an impairment charge of $2.5 million as a component of “amortization and impairment of intangibles” in the accompanying consolidated statement of operations for the year ended March 31, 2002.

(f)  Revenue Recognition

The Company derives revenue from licensing its software and from the sale of customer support services (maintenance) and professional services. Professional services include training and consulting services. The

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

Company sells almost exclusively through a network of partners and all sales are based on a published master price list with set discounts given to partners based on their specific contract with the Company.

Vendor specific objective evidence exists for the software element and the professional services element in that the Company sells each element separately, based on the established prices in the master price list. The prices for professional services are based on set hourly rates. Vendor specific objective evidence exists for the maintenance element in that the maintenance agreements include technical support for a one year period, with an option to renew the agreements for a period of one or more years, and the annual renewal fee ranges generally from 18% to 22% of the software license fee. As vendor specific objective evidence exists for each element, the Company uses separate element accounting. The Company has standard payment terms, which it offers to all of its customers, and does not offer any extended payment terms. In addition, the Company’s sales agreements do not contain stock balancing rotation rights.

The Company recognizes software license revenue upon meeting certain defined criteria including: the receipt of an executed written contract or purchase order, delivery of the product to the customer, determination that the software license fees are fixed and determinable, and determination that collection of the software license fees is probable. If any of the criteria are not met, the Company defers recognition of the software license revenue until the criteria are met. The Company recognizes revenue from professional services as the services are performed. The Company recognizes revenue from maintenance contracts ratably over the related contract period.

(g)  Cost of Revenue

Cost of revenue includes material, packaging, shipping and other production costs. Cost of revenue also includes salaries, benefits and overhead costs associated with employees providing support services.

(h)  Product Development Costs

Product development costs related to research, design and development of software applications are charged to expense as incurred. To date, completion of working models of the Company’s applications and the general release of the products have substantially coincided. As a result, the Company has not capitalized any application development costs as such costs have been insignificant.

(i)  Loss per Share

During the year ended March 31, 2002, the Company retroactively adopted the new Canadian standard relating to the computation of earnings per share (Canadian Institute of Chartered Accountants Handbook Section 3500, Earnings Per Share). Under the new standards, contingently issuable shares are considered outstanding common shares and included in the computation of basic earnings per share only as of the date that all conditions necessary for their issuance have been satisfied. Previously, all contingently issuable shares were included in the computation of basic earnings per share, regardless of contingency satisfaction. All earnings per share calculations for prior periods have been retroactively restated to reflect the new standards.

Basic earnings or loss per share is calculated using the weighted-average number of common shares outstanding. Diluted earnings or loss per share is calculated similar to basic earnings or loss per share except that the weighted-average shares outstanding are increased to include additional shares from the assumed exercise of potential common shares, if dilutive. For the year ended March 31, 2002, the eleven months ended March 31,

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

2001, and the year ended April 30, 2000, 10,561,095, 14,579,746 and 25,727,066 potential common shares, respectively, were excluded from the computations of diluted loss per share as their effect was anti-dilutive.

(j)  Stock-Based Compensation

The Company’s stock-based compensation arrangements are described in Note 5. No compensation expense is recognized for these plans when stock options are issued to employees and consultants for services rendered.

(k)  Income Taxes

The Company applies the asset and liability method of accounting for deferred income taxes, under which future income tax assets and liabilities are determined based on temporary differences and are measured using the current, or substantially enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against deferred income tax assets if it is more likely than not that the assets will not be realized.

(l)  Financial Instruments and Market Risk

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, notes payable and loans from related parties constitute financial instruments. The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximates their fair value given the relatively short periods to maturity. The carrying value of notes payable approximates its fair value because its interest rates and other terms are comparable to those currently available to the Company in the marketplace. The fair value of loans from related parties cannot be ascertained due to the related party nature of the debt.

The Company is exposed to the risks that arise from fluctuations in foreign exchange rates and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

During the year ended March 31, 2002 and the eleven months ended March 31, 2001, no single customer represented more than 10% of total revenues. During the year ended April 30, 2000, the Company had sales to four customers that represented 13%, 12%, 11% and 11% of total revenues, respectively.

(m)  Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Areas where significant judgment are made include, but are not limited to: allowance for doubtful accounts, deferred income tax asset valuation allowance, revenue recognition, capital assets and intangibles valuation, and contingencies. Actual results could differ from those estimates.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

(3)    Capital Assets

Capital assets consisted of the following at March 31, 2002 and 2001 (in thousands):

	Cost	Accumulated depreciation	Net book value
March 31, 2002:
Computer equipment and software	$2,833	$959	$1,874
Furniture and fixtures	523	154	369
Leasehold improvements	620	101	519

	$3,976	$1,214	$2,762

March 31, 2001:
Computer equipment and software	$3,126	$452	$2,674
Furniture and fixtures	468	46	422
Leasehold improvements	684	44	640

	$4,278	$542	$3,736

(4)    Equity

Public Offering

In December 2001, the Company completed a public offering of 7,170,400 units at a price of $0.80 per unit for gross proceeds of $5.7 million, excluding issuance costs of $469,000. Each unit was comprised of one common share and one-quarter common share purchase warrant. Each full share purchase warrant entitled the holder to purchase one common share at $1.04 and expires 120 days from the closing of this offering. As of March 31, 2002, 612,025 of the purchase warrants had been exercised, resulting in gross proceeds of $637,000. In connection with the offering, the Company issued 250,000 Agent Options to a third party who assisted in the offering. The Agent Options entitle the holder thereof to purchase, at a price of $0.99, one common share and expire in December 2002.

Private Offerings

In February 2002, the Company completed a private offering of 440,834 units at a price of $0.75 per unit for gross proceeds of $332,000; excluding issuance costs of $10,000. Each unit was comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at $0.75 and expires one year from the closing of the offering. The parties to the offering consisted of various members of Company management and employees.

In May 2001, the Company completed a private placement of 3,000,000 Special Warrants at a price of $3.24 per Special Warrant for proceeds of $9.7 million, excluding issuance costs of $28,000. Each Special Warrant was exercisable, for no additional consideration, into one common share and one-half share purchase warrant upon receipt of the final prospectus filed in the provinces of Alberta and British Columbia. Each full share purchase warrant entitled the holder to purchase one common share at $4.84. All of the 1,500,000 purchase warrants, which resulted from this private placement, expired unexercised in November 2001.

During the year ended April 30, 2000, the Company raised $6.2 million and $20.3 million through a private placement of 6,000,000 Series A Special Warrants, at a price of $1.03 per warrant, and 3,000,000 Series B Special Warrants, at a price of $6.77 per warrant, respectively, excluding issuance costs of $2.1 million. Each

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

Series A Special Warrant was exercisable, for no additional consideration, into one common share and one-half Series A Warrant upon receipt of the final prospectus in each of the respective provinces in Canada. Each Series B Special Warrant was exercisable, for no additional consideration, into 1.1 common shares and 0.55 Series B Warrant upon receipt of the final prospectus in each of the respective provinces in Canada. Each full Series A Warrant and Series B Warrant entitled the holder to purchase one common share of the Company at a price of $1.23 and $10.23 per common share, respectively. In addition, the Company issued 250,000 Series A Broker Warrants and 260,995 Series B Broker Warrants in conjunction with the Series A and B Special Warrants issuance. Of the Series A Broker Warrants, 200,000 were exercisable, at no cost, into one Series A Broker Option entitling the holder thereof to purchase one common share at a price of $1.09. The remaining 50,000 Series A Broker Warrants were exercisable, at no cost, into one Series A Broker Option entitling the holder thereof to purchase, at a price of $1.09, one common share and one-half Series A Warrant. Each Series B Broker Warrant was exercisable, at no cost, into one Series B Broker Option entitling the holder thereof to purchase, at a price of $6.75, one common share and one-half Series B Warrant. The Company did not receive any proceeds from the issuance of the Series A Broker Warrants and Series B Broker Warrants.

On March 16, 2000, 426,000 Series C Special Warrants were issued to a third-party consultant for services rendered prior to the issuance date. Of the total Series C Special Warrants, 300,000 were issued directly to the consultant with the balance issued to two former directors of the Company in repayment of an aggregate of 126,000 common shares owed by the consultant to those individuals. Each Series C Special Warrant was exercisable, at no cost, into one common share upon receipt of the final prospectus in each of the respective provinces in Canada. The Company did not receive any proceeds from the issuance of the Series C Special Warrants.

The Company received receipt of the final prospectus in each of the provinces of Alberta and British Columbia in July 2000, and receipt of the final prospectus from the province of Ontario in December 2000. Upon receipt, the Company allocated the net proceeds from the Special Warrants to share capital. In connection with the receipt of the final prospectus, the Company issued, upon exercise of the Series A and Series B Special Warrants, 3,000,000 Series A Warrants and 1,650,000 Series B Warrants, respectively. In addition, the Series A Broker Warrants and Series B Broker Warrants were exercised and the Company issued 250,000 Series A Broker Options and 260,995 Series B Broker Options, respectively. During the year ended March 31, 2001, the Company issued 50,000 Series A Warrants and 39,000 Series B Warrants in connection with the exercise of 250,000 Series A Broker Options and 78,000 Series B Broker Options, respectively.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

Warrant activity is summarized as follows:

	Number of special warrants	Number of other warrants	Total warrants	Weighted-average exercise price
Balance at May 1, 1999	—	2,735,000	2,735,000	$0.13
Issued	9,936,995	—	9,936,995	—
Exercised for cash	—	(2,350,001)	(2,350,001)	0.08
Expired	—	(62,499)	(62,499)	0.12

Balance at April 30, 2000	9,936,995	322,500	10,259,495	0.02
Issued	—	5,249,995	5,249,995	4.39
Exercised for no consideration	(9,936,995)	—	(9,936,995)	—
Exercised for cash	—	(3,694,934)	(3,694,934)	1.23
Expired	—	(35,566)	(35,566)	8.82

Balance at March 31, 2001	—	1,841,995	1,841,995	9.88
Issued	3,000,000	3,983,434	6,983,434	1.39
Exercised for no consideration	(3,000,000)	—	(3,000,000)	—
Exercised for cash	—	(749,525)	(749,525)	1.03
Expired	—	(3,341,995)	(3,341,995)	7.62

Balance at March 31, 2002	—	1,733,909	1,733,909	$0.97

All warrants outstanding as of March 31, 2002 were exercisable.

Escrowed Shares

In March 2000, in connection with the NVS acquisition, 10,425,000 common shares were deposited in escrow, of which one-third were scheduled to be released on September 16, 2000, March 16, 2001 and September 16, 2001. In July 2000, in order to obtain receipt of the final prospectus from the Province of Ontario, the Company entered into an additional escrow agreement covering 5,285,686 common shares, of which 4,956,686 related to March 2000 escrowed shares and were re-deposited under this escrow agreement. These common shares were to be released in three equal installments on July 13, 2001, July 13, 2002 and July 13, 2003.

In January 2002, in connection with the acquisition of 25% of the minority interest in Tracer KK, 30,000 shares were deposited in escrow, of which one-third are to be released on January 15, 2003, January 15, 2004 and January 15, 2005. The release of shares is contingent upon the seller of the shares maintaining employment with the Company, as defined in the acquisition agreement.

The total common shares released during the year ended March 31, 2002 and the eleven months ended March 31, 2001 were 3,584,667 and 3,645,542, respectively. As of March 31, 2002, 3,553,791 common shares remained in escrow.

(5)    Stock-Based Awards

The Company has a stock option plan (the Plan) pursuant to which the Board of Directors of the Company may grant nontransferable stock options to purchase common shares of the Company to directors, officers, employees, advisors and consultants. As of March 31, 2002, March 31, 2001 and April 30, 2000, 4,596,042,

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

3,809,042 and 3,328,704 common shares, respectively, have been reserved for issuance under this plan. The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of grant (calculated on a non-diluted basis). The options vest generally over four years and are exercisable for a maximum term of ten years.

The Company’s options are denominated in Canadian dollars as the underlying stock is listed on the Toronto Stock Exchange (TSE). Per share amounts stated below have been translated to U.S. dollars at the rate of exchange in effect at the balance sheet date unless otherwise noted.

On August 17, 2001, the Company announced a voluntary Option Cancel and Regrant Program (Program) for its employees. Under the Program, the Company’s employees were given the opportunity, if they so chose, to cancel outstanding stock options previously granted to them in return for an equal number of replacement options at a later date. The replacement options were granted on March 1, 2002 at the then fair market value. As the replacement options were not granted within six months of the cancellation date, variable plan accounting is not required for the replacement options.

In October 2000, the Company repriced 1,698,000 stock options from $11.82 to $7.74.

A summary of the status of the Company’s stock option plan is as follows:

	Number of options	Weighted-average exercise price
Outstanding at May 1, 1999	490,667	$0.24
Granted	2,472,504	7.62
Exercised	(550,600)	0.29
Cancelled	(71,667)	1.12

Outstanding at April 30, 2000	2,340,904	8.00
Granted	2,059,000	9.35
Exercised	(303,958)	1.88
Cancelled	(760,908)	9.00

Outstanding at March 31, 2001	3,335,038	8.40
Granted	2,716,464	2.26
Exercised	(13,000)	0.69
Cancelled	(3,282,689)	6.68

Outstanding at March 31, 2002	2,755,813	$2.62

Exercisable at March 31, 2002	1,940,064	$2.84

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

The following table summarizes information regarding stock options outstanding and exercisable at March 31, 2002:

	Options outstanding
	Number outstanding	Average remaining contractual life (years)	Weighted-average exercise price	Options exercisable

Exercise prices				Number exercisable	Weighted-average exercise price
$0.60 to $0.75	432,400	3.2	$0.68	363,817	$0.67
$0.96 to $1.06	1,030,108	9.8	0.97	517,404	0.96
$2.76 to $3.07	547,400	2.0	2.82	457,135	2.77
$3.54 to $4.33	450,501	4.2	3.72	376,909	3.75
$7.74 to $8.90	295,404	5.3	7.86	224,799	7.89

	2,755,813		$2.62	1,940,064	$2.84

During the year ended March 31, 2002, the Company granted 2,664 stock options to a consultant with a per share price of $4.33. These options were fully vested upon grant and related to past services rendered.

During the eleven months ended March 31, 2001, the Company granted 475,000 stock options to advisors at prices ranging from $3.86 to $8.15 per share. Of the stock options granted, 25,000 were fully vested upon grant, 350,000 vest generally over one year based on the terms of the consulting agreements and 100,000 were to vest based on specified performance milestones. However, these milestones were not met, and none of the 100,000 stock options vested.

During the year ended April 30, 2000, in order to attract and retain certain sales and executive employees, NVS issued 675,000 restricted common shares (the incentive shares) as additional compensation to existing and targeted employees. Upon the acquisition of NVS on March 16, 2000, the incentive shares were exchanged for restricted common shares of the Company. The incentive shares are subject to vesting over a three to four-year period and will be distributed to each employee only if employed on each of the associated vesting dates.

During the year ended April 30, 2000, as consideration for services rendered, the Company granted 722,000 advisor options to advisors and consultants (the advisors options) at prices ranging from $0.60 to $8.90 per share. Of the advisor options granted, 572,000 were fully vested upon grant and related to past services rendered, with the remaining 150,000 advisor options vesting based on performance milestones specified in the consulting agreement. The related milestones were not met by the end of the contractual period and none of the 150,000 advisor options vested.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

(6)    Income Taxes

For the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, there was no provision for current or deferred income taxes. The income tax effects of the temporary differences that give rise to significant portions of the Company’s deferred tax assets as of March 31, 2002 and 2001 are presented below by tax jurisdiction (in thousands):

	Canada	United States	United Kingdom	Japan	Total
March 31, 2002:
Deferred tax assets:
Accruals	$507	$264	$1	$28	$800
Net operating losses	542	10,929	1,205	135	12,811

	1,049	11,193	1,206	163	13,611
Less valuation allowance	(1,049)	(11,193)	(1,206)	(156)	(13,604)

Deferred tax assets	—	—	—	7	7
Deferred tax liabilities—capital assets	—	—	—	(7)	(7)

Net deferred tax assets	$—	$—	$—	$—	$—

March 31, 2001:
Deferred tax assets:
Accruals	$—	$117	$—	$—	$117
Net operating losses	234	6,493	812	71	7,610

	234	6,610	812	71	7,727
Less valuation allowance	(234)	(6,610)	(812)	(65)	(7,721)

Deferred tax assets	—	—	—	6	6
Deferred tax liabilities—capital assets	—	—	—	(6)	(6)

Net deferred tax assets	$—	$—	$—	$—	$—

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

A reconciliation of the expected income tax benefit to the actual income tax expense reported in the consolidated statements of operations is as follows (in thousands):

	2002	2001	2000
Computed expected income tax benefit at Canadian statutory income tax rate of 41.1%, 41.7% and 43.2% for 2002, 2001 and 2000, respectively	$(7,727)	$(9,053)	$(387)
Foreign tax rate differential	518	1,039	54
Permanent differences	(867)	13	—
Nondeductible intangibles	2,193	652	—
Unrecognized recoveries from losses	5,883	7,349	333

Actual income tax expense	$—	$—	$—

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

The net change in the total valuation allowance for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, was an increase of $6.0 million, $7.3 million and $390,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of deferred taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected deferred taxable income, and tax planning strategies in making this assessment. Based on the level of historical operating results and projections of deferred taxable income, management has determined that it is more likely than not that the portion of deferred tax assets not utilized through the reversal of deferred tax liabilities will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company has Canadian non-capital losses of CDN$2.1 million at March 31, 2002 that are available to apply against future Canadian taxable income. These losses begin to expire in 2007.

BakBone Software, Inc. has net operating loss carryforwards of $27.5 million at March 31, 2002 that are available as reductions to its taxable income in future years. These carryforwards will begin to expire in 2020.

NetVault Holdings Ltd. has trade loss carryforwards of UK£2.8 million at March 31, 2002 that are available as reductions to its taxable income in future years. These carryforwards generally have an indefinite carryforward period.

BakBone KK has net operating loss carryforwards of ¥42.6 million at March 31, 2002 that are available as reductions to its taxable income in future years. These carryforwards will begin to expire in 2003.

(7)    Restricted Cash

During the eleven months ended March 31, 2001, in conjunction with a facility lease, the Company entered into a standby letter of credit with a bank whereby $650,000 was deposited into an investment account to collateralize the letter of credit. The letter of credit has a loan-to-value ratio of 1.2 to 1, and as a result, the restricted cash amount related to the letter of credit has been adjusted to $780,000. As the lease requires the Company to maintain the letter of credit until January 2003, the related restricted cash amount has been classified as short-term as of March 31, 2002.

The Company maintains credit cards for use by certain executives for business–related expenses. In order to obtain the credit cards, the issuing bank required the Company to cash-secure the total credit limits. As of March 31, 2002 and 2001, $24,000 and $90,000 were deposited into an investment account at the issuing bank. As the Company may terminate the credit card agreement at any time, the related restricted cash amounts have been classified as short-term.

(8)    Retirement Plans

During the eleven months ended March 31, 2001, the Company established a voluntary deferred contribution plan for employees in the United States (the U.S. Plan) in accordance with the provisions of the Internal Revenue Code Section 401(k). The U.S. Plan allows participants to contribute up to 15% of their annual salary, subject to certain limitations, as provided by federal law. Each year, the Company’s Board of Directors determines the amount, if any, of the Company’s matching contributions. There were no matching contributions to the U.S. Plan during the year ended March 31, 2002 or the eleven months ended March 31, 2001.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

The Company maintains a voluntary defined contribution plan for employees in the United Kingdom (the U.K. Plan). The U.K. Plan allows participants to defer a minimum of 3% of their annual salary with a maximum contribution ranging from 17.5% to 40% of salary, depending on the age of the participant. In addition, the U.K. Plan calls for the Company to annually match 5% of each participant’s salary; these matching contributions vest immediately. During the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, the Company contributed $149,000, $76,000 and $5,000, respectively, to the U.K. Plan.

The Company currently maintains no retirement plans for employees working in Japan.

(9)    Line of Credit and Notes Payable

The Company has entered into credit agreements with banks in the ordinary course of business. In February 2001, the Company obtained an unsecured line of credit, which bore interest at 10%. In February 2002, the Company renegotiated and executed an agreement modifying its existing line of credit. Under the modified agreement, the line of credit was converted to a term loan, maturing December 31, 2003, and the interest rate was reduced to 7.5%. Furthermore, the Company agreed to principal reductions in amounts equal to 10% of the net proceeds raised from any financings from the date of the agreement until maturity. Upon execution of the modified agreement, the Company paid $781,000 in principal and interest to the lender.

During February and March of 2002, the Company paid all principal and interest due under notes, which were entered into between Tracer KK and a Japanese bank between February 1997 and March 2000. The notes, payable in Japanese yen, were paid in two installments of $146,000 and $43,000, made in February and March 2002, respectively. As of March 31, 2002, the Company has no further commitments to the Japanese bank.

As of March 31, 2002, the amount due under the Company’s credit facilities was $1.95 million, all of which was classified as long-term.

(10)    Related Party Transactions

A director of the Company is a partner of a law firm that provides legal services to the Company. During the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, the Company paid the associated law firm $120,000, $270,000 and $190,000, respectively, relating to the services rendered.

A director of the Company has provided certain consulting and legal advice to the Company. During the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, the Company paid the director $155,000, $62,000 and $68,000, respectively, relating to the services rendered.

A former director of the Company provided certain consulting and investor relation services to the Company. During the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, the Company paid the former director $41,000, $70,000 and $88,000, respectively, relating to the services rendered.

Prior to the acquisition of BakBone KK, two former directors and officers of the Company provided loans to BakBone KK. The loans have no maturity date and are interest-free. At March 31, 2002 and March 31, 2001, the balance owed to these individuals totaled $63,000 and $75,000, respectively.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

(11)    Commitments and Contingencies

(a)  Litigation

The Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, based in part on the advice of legal counsel, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

(b)  Leases

The Company leases certain facilities and equipment under noncancelable operating and capital leases. Future minimum lease payments for years ending March 31 are as follows (in thousands):

	Capital leases	Operating leases
2003	$224	$1,440
2004	55	1,403
2005	—	1,031
2006	—	540
2007	—	250
Thereafter	—	376

Total minimum lease payments	279	$5,040

Less amount representing interest	(24)

Present value of net minimum lease payments, including current portion of $201	$255

Rent expense for the year ended March 31, 2002, the eleven months ended March 31, 2001 and the year ended April 30, 2000 approximated $1.6 million, $1.2 million and $30,000, respectively.

The Company has an operating lease for a facility that is currently idle. The Company plans to utilize the facility to support the growth of its operations and headcount during the year ended March 31, 2003. However, as the facility will most likely remain idle through at least October 2002, the Company recorded a liability and a corresponding expense in the accompanying statement of operations during the year ended March 31, 2002 in the amount of $212,000, representing the present value of the future lease payments up to and including October 2002.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

(12)    Segment Information

Management has determined that the Company operates in two segments, which are the Company’s two product lines, NetVault and MagnaVault. Revenues are generated from the licensing of software and sale of support services. Total assets, capital expenditures, depreciation and amortization, interest income and operating expenses are not disclosed by operating segment as they are not specifically related to a particular product line. The following table represents a summary of revenues of the product line operating segments for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000 (in thousands):

	2002	2001	2000
Revenues
Licensing:
NetVault	$6,894	$2,378	$242
MagnaVault	1,201	1,808	—

Total	8,095	4,186	242

Service:
NetVault	1,218	530	95
MagnaVault	550	259	—

Total	1,768	789	95

Total revenues	$9,863	$4,975	$337

The following table represents a summary of revenues by major geographic region for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000 (in thousands):

	2002	2001	2000
Revenues
Licensing:
Europe	$1,355	$398	$29
Asia	3,714	2,512	213
North America	3,026	1,276	—

Total	8,095	4,186	242

Service:
Europe	379	278	65
Asia	359	198	30
North America	1,030	313	—

Total	1,768	789	95

Total revenues	$9,863	$4,975	$337

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

The following table represents a summary of capital assets and intangibles by major geographic region as of March 31, 2002 and 2001 (in thousands):

	Europe	Asia	North America	Total
Identifiable assets as of March 31, 2002:
Capital assets, net	$431	$261	$2,070	$2,762
Intangibles, net	$821	$—	$3,963	$4,784

Identifiable assets as of March 31, 2001:
Capital assets, net	$508	$339	$2,889	$3,736
Intangibles, net	$1,706	$—	$6,125	$7,831

(13)    Subsequent Events

In April 2002, 1,177,075 purchase warrants, which were issued in connection with the December 2001 public offering, were exercised at $1.04 per share, resulting in gross proceeds of $1.2 million. Of the 1,792,600 purchase warrants issued in connection with the December 2001 public offering, 612,025 were exercised during the year ended March 31, 2002 and 3,500 expired unexercised in April 2002.

(14)    Differences between Accounting Principles Generally Accepted in Canada and in the United States

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada, which differ in certain respects from GAAP in the United States. The material differences between Canadian and United States GAAP affecting the Company’s consolidated financial statements are summarized as follows:

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

Stock Options Issued with Exercise Prices Less Than Fair Market Value

During the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, certain stock options were granted to employees at prices less than the market value of the Company’s stock per the TSE on the date of grant. In accordance with APB 25, the excess of the market value over the grant price, the intrinsic value, was recorded as share capital and the related deferred compensation is being amortized on a straight-line basis over the vesting period of the related stock options, generally four years.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

Under U.S. GAAP, the Company recorded share capital and deferred compensation of $142,000, $1.1 million and $9.7 million related to the intrinsic value of stock options granted during the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, respectively. The Company recorded compensation expense from the amortization of deferred compensation of $915,000, $4.3 million and $835,000 during the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, respectively. In addition, during the year ended March 31, 2002 and the eleven months ended March 31, 2001, certain employees terminated service or participated in the August 2001 Option Cancel and Regrant Program, resulting in the forfeiture or cancellation of options. Accordingly, share capital and deferred compensation of $4.0 million and $540,000 were reversed during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. Deferred compensation remaining to be amortized as of March 31, 2002 and March 31, 2001 was approximately $442,000 and $5.2 million, respectively.

Employee Benefit Trust (EBT)

During the eleven months ended March 31, 2001 and the year ended April 30, 2000, the Company issued 9,000 and 1,961,000 EBT shares to employees, respectively. Under U.S. GAAP, the EBT shares are accounted for in accordance with APB 25, which requires compensation expense to be recorded based on the intrinsic value of the shares issued. The intrinsic value was determined using the closing price per the TSE on the date the related shares were allocated to each employee. The resulting value of the shares was recorded as share capital and the related deferred compensation is being amortized over the related vesting period, generally three years, for shares subject to vesting provisions. For those shares which vested immediately, the associated value was recorded directly to compensation expense on the date of grant. No EBT shares were issued during the year ended March 31, 2002.

Under U.S. GAAP, the Company recorded share capital and deferred compensation of $84,000 and $57.3 million related to the value of the EBT shares allocated to employees during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. The Company recorded compensation expense of $9.8 million, $9.0 million and $29.7 million from the amortization of deferred compensation during the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, respectively. The Company reversed $21,000 of previously recorded compensation expense during the year ended March 31, 2002 due to forfeited shares. Deferred compensation remaining to be amortized as of March 31, 2002 and March 31, 2001 was $8.9 million and $18.6 million, respectively.

As of March 31, 2002 and 2001, there were 132,000 and 130,000 unallocated shares in the EBT, respectively. The Company recorded the aggregate value of the unallocated shares of $176,000 and $412,000 as of March 31, 2002 and 2001, respectively, in share capital and in employee benefit trust, a contra equity account. The Company used the closing price per share on the TSE on March 31, 2002 and 2001 in order to calculate the aggregate value of unallocated shares.

Incentive Shares

Under U.S. GAAP, the 675,000 unvested incentive shares issued to employees during the year ended April 30, 2000 are accounted for in accordance with APB 25, which requires compensation expense to be recorded based on the intrinsic value of the shares issued. As such, the value of the underlying restricted incentive shares was determined using the closing price per the TSE on the date the incentive shares were

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

allocated to each employee. The resulting value of the incentive shares was recorded as share capital and the related deferred compensation is being amortized over the related vesting period, generally four years.

The Company recorded deferred compensation and share capital of $361,000 and $15.4 million related to the value of the incentive shares issued during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. In addition, the Company recorded compensation expense of $6.5 million, $4.6 million and $800,000 related to the amortization of deferred compensation during the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, respectively. In addition, during the year ended March 31, 2002 and the eleven months ended March 31, 2001, certain employees holding incentive shares terminated service with the Company, resulting in a reversal of share capital and deferred compensation of $226,000 and $1.7 million, respectively, representing the carrying value of the unvested shares. Deferred compensation remaining to be amortized as of March 31, 2002 and 2001 was $1.9 million and $8.6 million, respectively.

Advisors’ Stock Options

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

The Company recorded $19,000 and $671,000 of compensation expense during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively, related to 475,000 stock options granted to advisors during the eleven months ended March 31, 2001. This charge resulted from 350,000 stock options that generally vest over one year and 25,000 stock options that vested immediately. The fair value of these options was determined using the Black–Scholes option–pricing model, and is being recorded to share capital and compensation expense over the vesting period. The remaining 100,000 stock options granted during the eleven months ended March 31, 2001 had contingent vesting provisions, and as the related milestones were never met, no compensation expense was recorded.

During the year ended March 31, 2002, the Company granted 2,664 stock options to a consultant with an exercise price of $4.33 per share. These options were fully vested upon grant and related to past services rendered. The fair value of these options was determined using the Black-Scholes option-pricing model and no compensation expense was recorded as the fair value was de minimis.

Options Repricing

In October 2000, the Company repriced 1,698,000 stock options from $11.82 to $7.74 per share. From the date of the repricing through March 31, 2002, the Company’s stock price did not exceed the lowest repriced amount of $7.74. In accordance with FIN 44, the Company has not recorded compensation expense related to the repricing.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

(b)    Comprehensive Loss

Under U.S. GAAP, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (SFAS 130), which requires that companies report comprehensive income as a measure of overall performance. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The following table sets forth comprehensive loss for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000 (in thousands):

	2002	2001	2000
Net loss under U.S. GAAP	$(37,405)	$(41,076)	$(32,411)
Unrealized loss on marketable securities	(13)	—	—
Cumulative exchange adjustment	(30)	(839)	(263)

Comprehensive loss	$(37,448)	$(41,915)	$(32,674)

(c)    Amortization and Impairment of Intangibles

U.S. GAAP does not permit the disclosure of income before amortization and impairment of intangibles, whereas under Canadian GAAP, such disclosure is permitted. Under U.S. GAAP, amortization and impairment of intangibles is classified under operating expenses in the consolidated statements of operations.

(d)    Tracer Acquisition

In connection with the acquisition of Tracer, the Company issued 250,000 stock options to principals of Tracer at a price of $3.76 per share. Of the stock options granted, one-third vested immediately and two-thirds vest over a period of two years. Under U.S. GAAP, the fair value of the immediately vested stock options is included in the acquisition cost of Tracer and was determined using the Black-Scholes option-pricing model resulting in a value of $637,000. The additional value resulted in an increase to intangibles, of which $212,000 and $177,000 was amortized during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively, under U.S. GAAP. The options that vest over a period of two years are discussed in Note 14(a), Stock Options Issued with Exercise Prices Less Than Fair Market Value.

During the year ended March 31, 2002, the Company determined the carrying value of Tracer intangibles to be impaired. The aforementioned increase in intangibles under U.S. GAAP increased the carrying value of the Tracer KK related intangibles by $281,000 as of March 31, 2002. As the impairment charge is recorded for the amount by which the carrying value of the intangibles exceeds the fair value of the intangibles, the Company recorded an additional $281,000 impairment charge during the year ended March 31, 2002 under U.S. GAAP.

(e)    Series C Special Warrants

In connection with the Special Warrant financing in March 2000, the Company issued 426,000 Series C Special Warrants to a consultant who provided services during 1999 pertaining primarily to the Special Warrant financing. Under U.S. GAAP, the fair value of the warrants is included in share capital as a cost of the financing and, therefore, has no net effect on the Company’s stockholders’ equity.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

(f)    Acquisition of BakBone KK

Under U.S. GAAP, in order to use the carryover basis for an acquisition involving an entity under common control, a company must demonstrate control of greater than 50% of the voting interests of the acquired entity prior to the acquisition. Although as of March 31, 2002, the Company has effective control of BakBone KK through its 100% direct ownership interest, it did not control greater than 50% of the voting rights of BakBone KK until the Company’s acquisition of the minority interests of BakBone KK in March 2002. Therefore, under U.S. GAAP, the Company’s purchase of 22% of BakBone KK on March 1, 2000 was accounted for using the purchase method of accounting based on the fair value of the consideration. Accordingly, the Company recorded an investment in affiliate and share capital of $2.6 million for the fair value of the shares issued to consummate the transaction. The investment in affiliate is being amortized over three years as the value of the common shares issued exceeded the value of the Company’s underlying equity in net assets of BakBone KK. The fair value of the shares was determined on the date the Company and BakBone KK reached agreement on the purchase price and the transaction was announced.

(g)    Consolidation of BakBone KK and Tracer KK

Under U.S. GAAP, a company must own or demonstrate control of greater than 50% of an acquired entity’s voting shares in order to consolidate the entity. As of March 31, 2002, the Company has effective control over BakBone KK and Tracer KK through its respective 100% ownership interest in each of the entities. Under U.S. GAAP, as the Company did not control greater than 50% of the voting interests in BakBone KK until the March 2002 minority interest acquisition and in Tracer KK until the January 2002 minority interest acquisition, the Company must use the equity method of accounting up to the respective acquisition dates. Accordingly, up to the respective acquisition dates, the results of operations of BakBone KK and Tracer KK have been removed from the consolidated financial statements of the Company. The financial position and results of operations of BakBone KK have been removed from the consolidated financial statements of the Company as of and for the eleven months ended March 31, 2001 and the year ended April 30, 2000. Furthermore, the financial position and results of operations of Tracer KK have been removed from the consolidated financial statements of the Company as of and for the eleven months ended March 31, 2001.

As of March 31, 2001, the Company recorded an investment in affiliate in the amount of $1.5 million, representing the carrying value of its investment in BakBone KK. During the years ended March 31, 2002 and April 30, 2000, the Company recorded its 47% share of BakBone KK’s net earnings of $82,000 and $25,000, respectively. During the eleven months ended March 31, 2001, the Company recorded its 47% share of BakBone KK’s net loss of $152,000. In addition, as the carrying value of the Company’s investment in BakBone KK exceeded the underlying equity in net assets of BakBone KK, the Company recorded amortization expense of $854,000, $783,000 and $142,000 during the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000, respectively, related to the excess carrying value.

As of March 31, 2001, the Company recorded an investment in affiliate in the amount of $109,000, representing the carrying value of its investment in Tracer KK. During the nine months ended December 31, 2001, the Company recorded equity in loss of Tracer KK of $100,000. Upon the 25% acquisition of minority interest shares in January 2002, the Company began consolidating Tracer KK under U.S. GAAP, as the Company’s direct ownership percentage in Tracer KK equaled 75%. During the period from January 1, 2002 through the final 25% minority acquisition on March 31, 2002, minority interest in Tracer KK is reflected in the consolidated statement of operations. During the eleven months ended March 31, 2001, the Company recorded equity in loss of Tracer KK of $21,000, representing the Company’s 50% share of Tracer KK’s net loss.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

Summarized financial information for BakBone KK and Tracer KK is as follows:

	BakBone KK & Tracer KK Combined March 31, 2002 (1)	BakBone KK & Tracer KK Combined March 31, 2001

Current assets	$2,437	$1,583
Noncurrent assets	672	781

Total assets	3,109	2,364

Current liabilities	1,131	651
Noncurrent liabilities	2,078	1,762

Total liabilities	$3,209	$2,413

(1)	All balance sheet accounts of BakBone KK and Tracer KK are included in the accompanying consolidated balance sheet of the Company as of March 31, 2002.

	BakBone KK & Tracer KK Combined Year ended March 31, 2002	BakBone KK & Tracer KK Combined Eleven months ended March 31, 2001	BakBone KK Year ended April 30, 2000

Net sales	$3,254	$1,742	$168

Gross profit	$3,168	$1,590	$149

Operating (loss) income	$(51)	$(454)	$30

Net (loss) income	$(26)	$(290)	$53

(h)    Share Capital to be Issued

U.S. GAAP does not permit the disclosure of share capital to be issued in the statement of shareholders’ equity, whereas under Canadian GAAP, such disclosure is permitted. Under U.S. GAAP, share capital to be issued is classified under long-term liabilities in the consolidated balance sheet as of March 31, 2002.

(i)    Marketable Securities

Under U.S. GAAP, available-for-sale securities are carried at fair market value. Unrealized gains and losses on available-for-sale securities are recorded in comprehensive income, a component of shareholders’ equity, Under Canadian GAAP, unrealized losses on available-for-sale securities are recorded in other expense in the statement of operations and unrealized gains are not recorded.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2002 and 2001

(in U.S. dollars)

(j)    Reconciliation of Net Loss

The application of U.S. GAAP as described above had the following effects on the Company’s net loss for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000:

	2002	2001	2000
Net loss as reported	$(18,791)	$(21,692)	$(896)
Options issued at less than fair market value	(915)	(4,277)	(834)
EBT shares	(9,780)	(8,973)	(29,711)
Incentive shares	(6,548)	(4,642)	(800)
Options issued to advisors	(19)	(671)	—
Options issued to principals of Tracer	(212)	(177)	—
Amortization of investment in affiliate	(854)	(783)	(142)
Unrealized changes in fair market value of marketable securities	76	—	—
Additional impairment of intangibles	(281)	—	—
Change from consolidation method to equity method of accounting	(81)	139	(28)

Net loss—U.S. GAAP	$(37,405)	$(41,076)	$(32,411)

(k)    U.S. GAAP Financial Statements

The application of generally accepted accounting principles in the United States of America, as described above, has the following effects on the consolidated financial statements as of and for the year ended March 31, 2002, the eleven months ended March 31, 2001, and the year ended April 30, 2000:

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

March 31, 2002 and 2001

(in thousands)
(in U.S. dollars)

	2002				2001
	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP
Assets
Current assets:
Cash and cash equivalents	$5,502	—		$5,502	$3,815	(700)	(1)	$3,115
Restricted cash	804	—		804	90	—		90
Accounts receivable	3,289	—		3,289	1,404	(738)	(1)	666
Other assets	588	—		588	500	(145)	(1)	355

Total current assets	10,183	—		10,183	5,809	(1,583)		4,226
Capital assets, net	2,762	—		2,762	3,736	(339)	(1)	3,397
Restricted cash	—	—		—	780	—		780
Intangibles, net	4,784	687	(2)	5,471	7,831	299	(2)	8,130
Receivable from affiliates	—	—		—	—	1,575	(1)	1,575
Investment in affiliates	—	—		—	—	1,510	(3)	1,510
Other assets	567	63	(8)	630	602	(442)	(1)	160

Total assets	$18,296	750		$19,046	$18,758	1,020		$19,778

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$645	—		$645	$1,368	(173)	(1)	$1,195
Accrued liabilities	1,938	—		1,938	1,121	(181)	(1)	940
Deferred revenue	1,297	—		1,297	671	(148)	(1)	523
Current portion of capital lease obligations	201	—		201	192	—		192
Current portion of notes payable	—	—		—	2,574	(74)	(1)	2,500
Loans from related parties	63	—		63	75	(75)	(1)	—

Total current liabilities	4,144	—		4,144	6,001	(651)		5,350
Capital lease obligations, excluding current portion	54	—		54	240	—		240
Notes payable, excluding current portion	1,950	—		1,950	188	(188)	(1)	—
Share capital to be issued	—	2,877	(7)	2,877	—	—		—

Total liabilities	6,148	2,877		9,025	6,429	(839)		5,590

Minority interest	—	—		—	100	(100)	(1)	—

Shareholders’ equity:
Share capital	51,861	81,631	(4)	133,492	35,843	85,872	(4)	121,715
Share capital to be issued	2,877	(2,877)	(7)	—	—	—		—
Share capital held by subsidiary	(66)	—		(66)	(66)	66	(1)	—
Employee benefit trust	—	(176)	(5)	(176)	—	(412)	(5)	(412)
Deferred compensation	—	(11,192)	(5)	(11,192)	—	(32,526)	(5)	(32,526)
Unrealized loss on marketable securities	—	(13)	(8)	(13)	—	—		—
Accumulated deficit	(41,379)	(69,513)	(6)	(110,892)	(22,588)	(50,899)	(6)	(73,487)
Cumulative exchange adjustment	(1,145)	13	(1)	(1,132)	(960)	(142)	(1)	(1,102)

Total shareholders’ equity	12,148	(2,127)		10,021	12,229	1,959		14,188

Total liabilities and shareholders’ equity	$18,296	750		$19,046	$18,758	1,020		$19,778

(1)	see Note 14(g)
(2)	see Notes 14(d) and 14(g)
(3)	see Notes 14(d), 14(f) and 14(g)
(4)	see Notes 14(a), 14(f), and 14(g)
(5)	see Note 14(a)
(6)	see Notes 14(a), 14(d), 14(f), and 14(g)
(7)	see Note 14(h)
(8)	see Note 14(i)

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended March 31, 2002,
the eleven months ended March 31, 2001,
and the year ended April 30, 2000

(in thousands, except per share and share data)
(in U.S. dollars)

	2002				2001				2000
	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP
Revenues	$9,863	(3,254)	(1)	$6,609	$4,975	(1,742)	(1)	$3,233	$337	(169)	(1)	$168
Cost of revenues	1,244	(86)	(1)	1,158	782	(153)	(1)	629	37	(19)	(1)	18

Gross margin	8,619	(3,168)		5,451	4,193	(1,589)		2,604	300	(150)		150
Operating expenses:
Sales and marketing	11,149	(429)	(2)	10,720	11,672	1,552	(2)	13,224	301	414	(2)	715
Research and development	4,122	8,713	(2)	12,835	3,584	9,309	(2)	12,893	189	1,711	(2)	1,900
General and administrative	5,659	5,672	(2)	11,331	8,044	5,658	(2)	13,702	759	29,100	(2)	29,859
Amortization and impairment of intangibles	—	6,728	(6)	6,728	—	3,380	(4)	3,380	—	166	(3)	166
Amortization of investment in affiliate	—	854	(5)	854	—	783	(5)	783	—	142	(5)	142

Total operating expenses	20,930	21,538		42,468	23,300	20,682		43,982	1,249	31,533		32,782

Operating loss	(12,311)	(24,706)		(37,017)	(19,107)	(22,271)		(41,378)	(949)	(31,683)		(32,632)
Interest (expense) income, net	(108)	39	(1)	(69)	396	38	(1)	434	156	—		156
Amortization and impairment of intangibles	(6,235)	6,235	(3)	—	(3,203)	3,203	(3)	—	(166)	166	(3)	—
Foreign exchange gains, net	110	—		110	5	(6)	(1)	(1)	—	(23)	(1)	(23)
Other (expense) income, net	(359)	(75)	(7)	(434)	177	(156)	(1)	21	63	—	(1)	63
Equity (loss) income of affiliate	—	(7)	(1)	(7)	—	(152)	(1)	(152)	—	25	(1)	25
Minority interest	112	(100)	(1)	12	40	(40)	(1)	—	—	—		—

Net loss	$(18,791)	(18,614)		$(37,405)	$(21,692)	(19,384)		$(41,076)	$(896)	(31,515)		$(32,411)

Loss per share	$(0.46)	(0.46)		$(0.92)	$(0.87)	(0.78)		$(1.65)	$(0.11)	(3.92)		$(4.03)

Weighted-average common shares	40,869,526	—		40,869,526	24,903,458	—		24,903,458	8,044,711	—		8,044,711

(1)	see Note 14(g)
(2)	see Notes 14(a) and 14(g)
(3)	see Note 14(c)
(4)	see Notes 14(c) and 14(d)
(5)	see Note 14(f)
(6)	see Notes 14(c), 14(d), and 14(f)
(7)	see Note 14(g) and 14(i)

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31, 2002,
the eleven months ended March 31, 2001,
and the year ended April 30, 2000

(in thousands)
(in U.S. Dollars)

	2002			2001			2000
	Canadian GAAP (as reported)	Differences	U.S. GAAP	Canadian GAAP (as reported)	Differences	U.S. GAAP	Canadian GAAP (as reported)	Differences	U.S. GAAP
Cash flows from operating activities:
Net loss	$(18,791)	(18,614)	$(37,405)	$(21,692)	(19,384)	$(41,076)	$(896)	(31,515)	$(32,411)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,637	1,066	5,703	3,788	960	4,748	185	142	327
Impairment of intangibles	2,508	281	2,789	—	—	—	—	—	—
Minority interest	(112)	100	(12)	(40)	40	—	—	—	—
Loss on disposal of capital assets	443	—	443	13	—	13	—	—	—
Gain on sale of non-operating subsidiaries	(119)	—	(119)	—	—	—	—	—	—
Unrealized loss on investment	76	(76)	—	—	—	—	—	—	—
Equity in loss (gain) of affiliate	—	7	7	—	152	152	—	(25)	(25)
Amortization of deferred compensation	—	17,236	17,236	—	18,563	18,563	—	31,345	31,345
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(1,885)	—	(1,885)	(363)	336	(27)	72	(28)	44
Other assets	(10)	—	(10)	(568)	415	(153)	(148)	72	(76)
Accounts payable	(723)	—	(723)	190	173	363	(221)	(35)	(256)
Accrued liabilities	647	—	647	417	(49)	368	444	(12)	432
Deferred revenue	626	—	626	273	(153)	120	(1)	10	9

Net cash used in operating activities	(12,703)	—	(12,703)	(17,982)	1,053	(16,929)	(565)	(46)	(611)

Cash flows from investing activities:
Capital expenditures	(433)	—	(433)	(3,011)	340	(2,671)	(193)	—	(193)
Acquisitions of businesses, net of cash acquired	(117)	—	(117)	(1,614)	(699)	(2,313)	(2,454)	(224)	(2,678)
Cash acquired through acquisitions	—	700	700	—	—	—	—	—	—
Proceeds from sale of capital assets	41	—	41	26	—	26	—	—	—

Net cash used in investing activities	(509)	700	191	(4,599)	(359)	(4,958)	(2,647)	(224)	(2,871)

Cash flows from financing activities:
Reduction of capital lease obligations	(177)	—	(177)	(132)	—	(132)	(2)	—	(2)
Proceeds from notes payable	—	—	—	2,500	—	2,500	—	—	—
Payments on notes payable	(812)	—	(812)	(288)	—	(288)	—	—	—
Advances to affiliates	—	—	—	—	(1,650)	(1,650)	—	—	—
Proceeds from issuance of special warrants	9,734	—	9,734	—	—	—	26,095	—	26,095
Proceeds from public offering	5,681	—	5,681	—	—	—	—	—	—
Proceeds from private placement	332	—	332	—	—	—	—	—	—
Offering costs related to equity financings	(507)	—	(507)	(144)	—	(144)	(2,099)	—	(2,099)
Proceeds from exercise of stock options	9	—	9	570	—	570	129	—	129
Proceeds from exercise of warrants	769	—	769	4,536	—	4,536	162	—	162
Payments on related party loans	(12)	—	(12)	—	—	—	(53)	53	—
Restricted cash	66	—	66	(870)	—	(870)	—	—	—

Net cash provided by financing activities	15,083	—	15,083	6,172	(1,650)	4,522	24,232	53	24,285

Effect of exchange rate changes on cash and cash equivalents	(184)	—	(184)	(511)	481	(30)	(285)	(8)	(293)

Net (decrease) increase in cash and cash equivalents	1,687	700	2,387	(16,920)	(475)	(17,395)	20,735	(225)	20,510
Cash and cash equivalents, beginning of period	3,815	(700)	3,115	20,735	(225)	20,510	—	—	—

Cash and cash equivalents, end of period	$5,502	—	$5,502	$3,815	(700)	$3,115	$20,735	(225)	$20,510