Form 20-F
period 2003-05-22
BAKBONE SOFTWARE INC
filed 2003-06-26
CIK 735993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period            to

Commission file number: 000-12230

BAKBONE SOFTWARE INCORPORATED

(Exact name of Registrant as specified in its charter)

PROVINCE OF ALBERTA, CANADA

(Jurisdiction of incorporation or organization)

10145 Pacific Heights Boulevard, Suite 500

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 58,625,216 at March 31, 2003.

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

ii

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

CURRENCY

Unless otherwise indicated, all dollar amounts herein are expressed in U.S. dollars. Amounts expressed in Canadian dollars, British pounds and Japanese yen are preceded by the symbols “CDN$”, “UK£”, and “JPN¥”, respectively.

iii

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.     Offer Statistics and Expected Timetable

Not Applicable.

Item 3.     Key Information

A.    Selected financial data.

We were effectively formed in March 2000 through our acquisition of NetVault Holdings, Inc. (NVS). At the time of the acquisition, BakBone was a public shell and NVS was privately owned. Since the shareholders of NVS received the greater proportion of the voting shares of BakBone, the acquisition was accounted for as a reverse takeover, whereby NVS was treated as the acquirer of BakBone for accounting purposes. This resulted in the continuation of the financial statements of NVS with the continuation of BakBone’s legal name and share capital.

Concurrent with our acquisition of NVS, we acquired a 100% and a 25% interest in NetVault Software Ltd. (NetVault Ltd.), a UK Corporation, and BakBone Software KK (BakBone KK), a Japan Corporation, (collectively our predecessor entities), respectively. We acquired an additional 22% of BakBone KK in a separate transaction during that same year, bringing our total ownership in BakBone KK to 47%.

Between June 2000 and May 2002, through a series of transactions, we acquired a 100% interest in both Tracer Technologies and Tracer Technologies Japan Corporation (collectively Tracer), and acquired the remaining 53% of BakBone KK, bringing our total ownership in BakBone KK to 100%.

During fiscal 2003, we executed two intercompany mergers in order to simplify our corporate structure. These transactions reduced the number of BakBone wholly owned subsidiaries from two to one, in both Asia and Europe. The transactions had no effect on the consolidated financial statements included within this Annual Report.

The following tables present selected financial data for BakBone. Although the 2000 consolidated financial statements are presented as of the year ended April 30, 2000, they reflect only two months of operations (March and April) because NVS had no operations prior to March 2000.

Selected financial data are presented for our predecessor entities, NetVault Ltd. and BakBone KK, from 1999 through our acquisition of these entities in March 2000.

The predecessor data presented below were translated from the local currency for both entities, Great British pounds and Japanese yen, for NetVault Ltd. and BakBone KK, respectively, to U.S. dollars and the resulting financial statements were combined for the periods presented in the following tables. In preparing the combined information, revenues recorded by NetVault Ltd. for sales of software to BakBone KK, as well as the related cost of revenues recorded by BakBone KK for the software purchased from NetVault Ltd., were eliminated to provide comparisons to the Company’s post acquisition revenues and cost of revenues as these intercompany transactions were eliminated upon consolidation.

Both predecessor entities’ fiscal year ends were December 31, and as such, a stub period is presented in the table below for the period between December 31, 1999 and the acquisition date of March 1, 2000. In addition, net income or net loss per share for the predecessor entities has been omitted as these entities were private companies and management believes that information is not meaningful.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada, which differs in certain significant respects from U.S. GAAP. A detailed description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to the Company and reconciliation to U.S. GAAP of net loss for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, is included in Note 16 to our consolidated financial statements included in this Annual Report.

The following selected financial data should be read in conjunction with “Operating and Financial Review and Prospects” in Item 5 and our audited consolidated financial statements and accompanying notes, included in this Annual Report.

	The Company Year Ended March 31, 2003	The Company Year Ended March 31, 2002	The Company Eleven Months Ended March 31, 2001	The Company Year Ended April 30, 2000	Combined Predecessors Two Months Ended February 29, 2000	Combined Predecessors Year Ended December 31, 1999
	(in thousands – except per share data)
Canadian GAAP:
Revenues	$18,190	$9,863	$4,975	$337	$384	$2,573
Cost of revenues	1,650	1,244	782	37	64	745

Gross profit	16,540	8,619	4,193	300	320	1,828
Operating expenses	23,539	20,930	23,300	1,249	247	1,577

Operating (loss) income	(6,999)	(12,311)	(19,107)	(949)	73	251
Other (expense) income	(1,148)	(6,480)	(2,585)	53	(9)	(2)

(Loss) income before income taxes	(8,147)	(18,791)	(21,692)	(896)	64	249
Provision for income taxes	510	—	—	—	—	—

Net (loss) income	$(8,657)	$(18,791)	$(21,692)	$(896)	$64	$249

Net loss per share—basic and diluted	$(0.16)	$(0.46)	$(0.87)	$(0.11)	N/A	N/A

	The Company Year Ended March 31, 2003	The Company Year Ended March 31, 2002	The Company Eleven Months Ended March 31, 2001	The Company Year Ended April 30, 2000
	(in thousands – except per share data)
U.S. GAAP:
Revenues	$18,190	$6,609	$3,233	$168
Cost of revenues	1,650	1,158	629	18

Gross profit	16,540	5,451	2,604	150
Operating expenses	35,358	42,468	43,982	32,782

Operating loss	(18,818)	(37,017)	(41,378)	(32,632)
Other (expense) income	(260)	(388)	302	221

Loss before income taxes	(19,078)	(37,405)	(41,076)	(32,411)
Provision for income taxes	510	—	—	—

Net loss	$(19,588)	$(37,405)	$(41,076)	$(32,411)

Net loss per share—basic and diluted	$(0.37)	$(0.92)	$(1.65)	$(4.03)

	The Company March 31, 2003	The Company March 31, 2002	The Company March 31, 2001	The Company April 30, 2000	Combined Predecessors February 29, 2000	Combined Predecessors December 31, 1999
	(in thousands)
Canadian GAAP:
Working (deficit) capital	$(66)	$6,039	$(192)	$19,838	$(528)	$(608)
Long-term assets	6,788	8,113	12,949	3,398	310	318
Total assets	17,505	18,296	18,758	25,180	1,435	1,658
Long-term liabilities	69	2,004	428	—	—	—
Shareholders’ equity (deficit)	6,653	12,148	12,229	23,236	(218)	(290)

	The Company March 31, 2003	The Company March 31, 2002		The Company March 31, 2001
	(in thousands)
U.S. GAAP:
Working (deficit) capital	$(66)	$6,039		$(1,124)
Long-term assets	7,552	8,863		15,552
Total assets	18,269	19,046		19,778
Long-term liabilities	69	4,881	(1)	240
Shareholders’ equity	7,417	10,021		14,188

(1)	Includes $2,877 related to common shares issued in fiscal 2003.

B.    Capitalization and indebtedness.

Not Applicable.

C.    Reasons for the offer and use of proceeds.

Not Applicable.

D.    Risk factors.

You should consider each of the following factors as well as the other information in this Annual Report in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case the trading price of our common stock could decline. You should also refer to the other information set forth in this Annual Report, including our financial statements and the accompanying notes.

Competition in our target markets could reduce our sales on several fronts.

We have a number of competitors in our target markets. If existing or new competitors gain market share, our business and operating results could be adversely affected. Many of our competitors have greater financial resources than we do in the areas of sales, marketing and product development and we expect to face additional competition from these competitors in the future. Our existing and future competitors could introduce products with superior features, scalability and functionality at lower prices than our products. Our competitors could gain market share by bundling existing or new products with other more established products or by acquiring or forming strategic alliances with our other competitors. If our competitors are successful at gaining market share, our business, operating results, and financial condition could be materially adversely affected.

We may require additional capital and raising such capital will dilute our shareholders’ ownership interest in us.

We need to raise additional funds from lenders and/or equity markets. We have executed a non-binding letter of intent with VantagePoint Venture Partners which will involve the issuance of our convertible preferred stock, and as a result, shareholders will experience dilution to their equity interests. Because we do not have a binding agreement relating to this financing and because closing will be subject to approval by our shareholders, we cannot assure you that the financing will close. If we are unable to consummate this financing, we cannot assure you that we will be successful in our efforts to arrange additional financing on terms satisfactory to us or at all. If we raise additional capital or arrange for debt financing through mechanisms, which involve additional issuance of our stock, control of the Company may change and shareholders will experience dilution to their equity interests in the Company.

Our revenues will decline significantly if the market does not continue to accept our NetVault product.

We derive substantially all of our licensing revenues from our NetVault product. We currently expect to continue to derive substantially all of our revenues from this product. If the market does not continue to accept this product, our revenues will decline significantly, and this would negatively affect our operating results. Factors that may affect the market acceptance of our NetVault product include the performance, price and total cost of ownership of our product and the availability, functionality and price of competing products and technologies. Many of these factors are beyond our control.

We derive a significant amount of revenues from only a few customers.

We have derived, and believe we will continue to derive, a significant portion of our revenues from a limited number of customers. Most notably, NCR Teradata (NCR) accounted for 16% of consolidated revenues during the year ended March 31, 2003. Many of our key customers have recently announced that their own businesses are slowing, which could adversely affect their demand for our products. If any of our largest customers were to reduce purchases from us, our business would be adversely affected. In addition, we do not have contracts with our key customers (including NCR) that require such customers to purchase a specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels. As a result, a significant reseller in one period may decide not to purchase our product in a subsequent period, which would have an adverse impact on our revenues.

Failure to manage our growth could adversely affect our business.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of securities analysts or investors with respect to future operating results. To manage this growth we must continue to:

•	improve our financial and management controls, reporting systems and procedures;

•	add and integrate new employees;

•	control expenses; and

•	integrate geographically dispersed operations.

We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. Any failure to manage our growth effectively could seriously harm our business and operating results.

Inability to protect our technologies could affect our ability to compete.

We may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products continue to overlap, we become increasingly susceptible to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

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

Inability to protect our proprietary information will adversely affect our business.

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

Our products have a short product life cycle.

Software products typically have a limited life cycle and it is difficult to estimate when they will become obsolete. We must therefore continually develop and introduce innovative new products and/or upgraded versions of our existing products before the current software has completed its life cycle. If we are unable to keep pace with the need to supply new products, we may not be able to achieve and sustain the level of sales required for success.

Our foreign operations and sales create unique challenges that could adversely affect our operating results.

An investment in our securities involves greater risk than an investment in many other businesses because we have significant operations outside of the United States, including engineering, sales, and client services, and we plan to expand these international operations. As of March 31, 2003, we had 44 employees in Europe and 32 employees in Asia. Our foreign operations are subject to a number of risks, including:

•	potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

•	the impact of Severe Acute Respiratory Syndrome;

•	imposition of foreign laws and other governmental controls, including trade restrictions;

•	unexpected domestic and international political or regulatory changes;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our product more expensive in those countries; and

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations.

In addition, our foreign sales are substantially denominated in their respective local currency, creating risk of foreign currency translation gains and losses that could adversely affect our business and operating results.

Our success depends on our ability to develop new and enhanced products that achieve widespread market acceptance.

Our future success depends on our ability to address the rapidly changing needs of our customers by developing and introducing new products, product updates and services on a timely basis, by extending the operation of our products on new platforms, and by keeping pace with technological developments and emerging industry standards. In order to grow our business, we are committing substantial resources to developing software products and services for the SAN (Storage Area Network) market and the NAS (Network Attached Storage) market. Each of these markets is new and industry standards for these markets are evolving and changing. If these markets do not develop as anticipated, or demand for our products in these markets does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

Our quarterly revenue may fluctuate significantly, which could cause the market price of our stock to be extremely volatile.

We may experience a shortfall in revenue in any given quarter in relation to our plans or investor expectations. Any such shortfall in revenue could cause the market price of our stock to fall substantially. Our revenue in general, and our licensing revenue in particular, are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

•	the timing and magnitude of sales through our original equipment manufacturer (OEM) customers;

•	the introduction, timing and market acceptance of new products;

•	the rate of adoption of NAS and SAN technologies and the timing and magnitude of sales of our products and services for these markets;

•	the extent to which our customers renew their maintenance contracts with us;

•	changes in our pricing policies and distribution terms; and

•	the possibility that our customers may defer purchases in anticipation of new products or product updates by us or by our competitors.

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

Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances with third-party suppliers, value added resellers (VARs), value added distributors (VADs), OEMs and other businesses integral to our future success. None of our channel partners or OEMs has any obligation to continue selling our products and any of them may terminate their relationship with us at any time. We cannot assure you that existing strategic alliances will not be terminated or modified in the future nor can we assure you that we will be able to develop new relationships.

A portion of our revenues comes from OEM sales that incorporate our storage management software into the OEM hardware solution. We will have no control over the shipping dates or volumes of systems the OEMs ship and they have no obligation to ship systems incorporating our software. They also have no obligation to recommend or offer our software products exclusively or at all. These OEMs also could choose to bundle a competitor’s product in lieu of our product.

We expect a large portion of our revenues will come from our channel partners across the world. These partners have no obligation to establish a sales relationship, or to continue selling any of our products and may terminate the relationship with us at any time upon written notice as described in the related channel partner agreements.

Our products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products and adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

We may be unable to hire and retain qualified employees.

Our future growth and success depends on our ability to hire and retain qualified employees as needed, and to manage our employee base effectively. If we are unable to hire and retain qualified employees, our business and operating results may be adversely affected. We need to hire and retain sales, technical, and management personnel to support the planned expansion of our business and to meet the anticipated increased customer demand for our products and services. Competition for people with the skills we require is intense, particularly in the San Diego area where our headquarters is located, and the high cost of living in this area makes our recruiting and compensation costs higher. As a result, we expect to continue to experience increases in compensation costs. We cannot assure you that we will be successful in hiring or retaining new personnel.

We rely on competing equipment manufacturers as a material source of revenues.

A portion of our revenues comes from our OEMs that incorporate our storage management software into their hardware solution. Risks associated with our OEM customers include:

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

The name of the Company is BakBone Software Incorporated. Our common shares trade on the Toronto Stock Exchange under the symbol “BKB” and on the over the counter market in the United States under the symbol “BKBOF.” We are currently governed by the laws of both the U.S. and Canada.

We were effectively formed in March 2000 through our acquisition of NVS. At the time of the acquisition, BakBone was a public shell and NVS was privately owned. Since the shareholders of NVS received the greater proportion of the voting shares of BakBone, the acquisition was accounted for as a reverse takeover, whereby NVS was treated as the acquirer of BakBone for accounting purposes. This resulted in the continuation of the financial statements of NVS with the continuation of BakBone’s legal name and share capital.

Concurrent with our acquisition of NVS, we acquired a 100% and a 25% interest in NetVault Ltd. and BakBone KK, respectively. We acquired an additional 22% of BakBone KK in a separate transaction during that same year, bringing our total ownership in BakBone KK to 47%.

Between June 2000 and May 2002, we acquired a 100% interest in both Tracer Technologies and Tracer Technologies Japan Corporation (collectively Tracer), and acquired the remaining 53% of BakBone KK, bringing our total ownership in BakBone KK to 100%.

During fiscal 2003, we executed two intercompany mergers in order to simplify our corporate structure. These transactions reduced the number of BakBone wholly owned subsidiaries from two to one, in both Asia and Europe. The transactions had no effect on the consolidated financial statements included within this Annual Report.

For further discussion of the history and development of the Company, refer to Note 1 to the consolidated financial statements contained within this Annual Report.

To the knowledge of management, there has been no indication of any significant formal public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares during the last and current financial year.

Our corporate headquarters is located at 10145 Pacific Heights Boulevard, Suite 500, San Diego, CA, 92121. Our registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. The telephone number for our transfer agent in Canada is (800) 387-0825.

B.    Business overview.

BakBone develops and markets high-performance storage management software designed for the network storage and open systems markets. Our goal is to become a leader in the field of storage management software through our flagship product, NetVault, which is described in detail below. Our solutions are intended to deliver greater productivity and benefits to our customers, while embracing leading edge storage technologies. We strive to provide network administrators with products that contain a broader array of features, and that are easier to use, than the software packages of our competitors.

NetVault

NetVault is a backup and recovery software that permits computer network administrators to maintain “backup” copies of documents, data, images and records so that they may be restored for access if files are lost or corrupted in the event of a future catastrophic local server or network failure. NetVault addresses the growing data storage needs of systems administrators across a wide range of storage topologies, including: Direct Attached Storage (DAS), SAN, NAS, Local Area Networks (LAN) and Wide Area Networks (WAN). NetVault’s scalable, modular architecture meets the challenges of storage management for a wide variety of applications, including those used by firms worldwide such as, Oracle, Informix, DB2, SQL, Sybase and Microsoft Exchange.

NetVault is a fully functional software suite that offers several advantages over competitive products (such as Veritas’ NetBackup and Legato’s Networker). Recognizing the impact of emerging trends, NetVault was redesigned from 1996 to 1999 to allow for the rapid and seamless integration of new features. From a business standpoint, this gives BakBone faster adaptations for new databases, operating systems and devices. This time to market in our dynamically changing industry is key for customers. From a user’s standpoint, it allows for the addition of new features and enhancements without adding significant administrative burden.

Target Markets

BakBone’s software can be used in virtually any industry where there is a need for electronic data or images to be backed up, archived or prepared for disaster recovery. The environments covered within those industries range from workgroup, to departmental, to enterprise-wide. More specifically, within those environments, BakBone’s product is targeted to networked storage, a market projected to constitute 70% of all data storage by the year 2006, according to an IDC December 2002 report. The growth of networked storage is due to the emergence of cost and performance efficiencies associated with NAS and SAN solutions, for which NetVault is designed.

Technology Alliances

One of BakBone’s key areas of focus is working with complementary storage software and hardware vendors to assure smooth operation of our software with other solutions and devices. BakBone maintains an interoperability laboratory that is populated with an extensive array of hardware and software from all the leading storage vendors. To date, over 500 configurations have been tested and certified with BakBone software. Certified hardware includes drives and libraries including, but not limited to: Advanced Digital Information Corporation, Exabyte, HP, IBM, Network Appliance, Overland Storage, Quantum/ATL, Seagate, Sony, and StorageTek, as well as a variety of smaller storage manufacturers.

Product Distribution

We presently market our software and associated services indirectly to end-user customers through sales channels such as resellers, OEMs, solution providers, hardware distributors, application software vendors and systems integrators.

BakBone Software KK, located in Tokyo, Japan, distributes NetVault software in the Pacific Rim via distribution channels in Japan and other countries throughout Asia.

BakBone Software Ltd., located in the United Kingdom, distributes NetVault software in Europe, Africa and the Middle East.

BakBone Software, Inc., located in the United States, distributes NetVault software throughout the United States, Canada and Latin America.

Financial Information By Segment

BakBone has segmented its operations by product line. In November 2002, management decided to “end of life” the MagnaVault product line. MagnaVault revenues for the year ended March 31, 2003 have been included below for comparative purposes. Subsequent to December 31, 2002, the Company’s licensing activities consist of the NetVault product line only. Revenues are generated from the selling of software licenses and related support services. The following table represents a summary of revenues by product line for the periods presented (in thousands):

	Year ended March 31, 2003	Year ended March 31, 2002	Eleven months ended March 31, 2001	Year ended April 30, 2000
Revenues
Licensing:
NetVault	$14,493	$6,894	$2,378	$242
MagnaVault	905	1,201	1,808	—

Total	15,398	8,095	4,186	242

Service:
NetVault	2,330	1,218	530	95
MagnaVault	462	550	259	—

Total	2,792	1,768	789	95

Total revenues	$18,190	$9,863	$4,975	$337

The following table represents a summary of revenues by major geographic region (in thousands):

	Year ended March 31, 2003	Year ended March 31, 2002	Eleven months ended March 31, 2001	Year ended April 30, 2000
Revenues
Licensing:
Europe	$3,092	$1,355	$398	$29
Asia	6,334	3,714	2,512	213
North America	5,972	3,026	1,276	—

Total	15,398	8,095	4,186	242

Service:
Europe	550	379	278	65
Asia	710	359	198	30
North America	1,532	1,030	313	—

Total	2,792	1,768	789	95

Total revenues	$18,190	$9,863	$4,975	$337

Seasonality; Dependence on Raw Materials

Our software business is not seasonal. Our product consists primarily of intellectual property and does not depend in the traditional sense on raw materials. Fluctuation of price and supply of materials does not have a material effect on our business performance.

OEM agreements

Our main form of product distribution has been through our VARs and our distributors. We have also signed agreements with OEM partners creating an additional form of product distribution. OEM relationships allow us to distribute a version of our storage management software with complementary software and hardware solutions offered by other vendors. In addition to providing an additional source of distribution for our product, these relationships show third party support and validation of our product in the competitive storage management markets. We receive a per unit fee or royalty for each unit of our product that is shipped with the OEM’s products. OEM revenues from the related agreements have grown to be a material source of revenues in fiscal 2003, constituting approximately 18% of our revenues for the year ended March 31, 2003.

We have the following significant OEM agreements currently in place:

Sony Electronics

In May 2002, we signed an OEM agreement with Sony Electronics (Sony). Sony has combined their StorStation network storage system with NetVault to deliver a complete backup solution for customers who require reliable network file sharing and backup and recovery capabilities. The StorStation system allows users to share and retrieve files on the network, automatically archive files from disk to tape, backup and restore networked files, as well as centrally manage all functions.

In January 2003, we received our first order related to our OEM agreement with Sony, valued at approximately $3.5 million, of which $2.1 million is related to licensing and $1.4 million is related to maintenance. Under the terms of this Sony order, we are required to deliver specific software functionality to Sony, which involves significant customization of our software. As of March 31, 2003, we had deferred the entire license component of the order and will recognize license revenue upon delivery of the aforementioned functionality, which we anticipate will be in the first quarter of fiscal 2004. Maintenance revenue of approximately $1.4 million will be recognized ratably over the three-year maintenance period.

Network Appliance

In January 2003, we signed an OEM agreement with Network Appliance to provide an integrated management application for their SnapVault and NearStore products. The offering from Network Appliance, when combined with BakBone’s software, provides customers the ability to consolidate their backup infrastructures from open platforms to a NAS filer and subsequently to tape. As of March 31, 2003, no revenues had been generated from this OEM agreement.

NCR Teradata

In May 1999, we signed an OEM agreement with NCR. NCR sells NetVault as part of their data warehouse offerings. Revenues generated from this OEM agreement represented nearly all of our OEM revenues recognized to date, and approximately 16% of consolidated revenues for the year ended March 31, 2003.

Protection of Proprietary Information

We rely on a combination of contract, copyright, trademark and trade secret laws, confidentiality procedures and other measures to protect our proprietary information. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners. In addition, we enter into license agreements with respect to our software, documentation and other proprietary information. These license agreements are nontransferable and have limited terms.

We have several registered and/or common law trademarks in the United States and other countries, among them NetVault, BakBone Software, the BakBone logo, MagnaVault, CentraVault, MagnaWriter, DirectSAN, Dynamic Shared Devices/DSD, Magna, TurboVault, Power Press, Application Plug-In Module/APM and Smart Client.

Governmental Regulations

We are a multi-national corporation and we ship our software product all over the world. As such we must abide by the export regulations as promulgated by the Bureau of Export Administration and the U.S. Department of Commerce. In the event such regulations would restrict our ability to ship our products into countries where we have a high volume of customers, the business could be affected.

C.    Organizational structure.

BakBone, the Canadian parent company, carries on its operations in North America, Europe and Asia through its wholly owned subsidiaries. BakBone owns all of the capital stock and controls all of the voting power of BakBone Software Inc. (U.S.), BakBone Acquisition Corp. (U.S.) and BakBone Software Limited (U.K.). BakBone Software Inc. (U.S.) owns all of the capital stock and controls all of the voting power of BakBone Software KK (Japan).

A list of our subsidiaries is also filed as Exhibit 8.1 to this Annual Report.

D.    Property, plants and equipment.

All assets are held in the name of BakBone or our subsidiaries and are located on-site at our facilities. The following table details our capital assets as of March 31, 2003 (in thousands):

	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$3,051	$1,529	$1,522
Furniture and fixtures	632	297	335
Leasehold improvements	517	135	382

	$4,200	$1,961	$2,239

We will require additional computer systems for further development of ongoing products, as well as for product testing and time to market configuration testing. Management estimates that the cost of equipment infrastructure will approximate $525,000 during the fiscal year ending March 31, 2004.

The following table details the Company’s facility leases for office locations throughout the world:

Location	Sq. Ft.	Lease Commencement Date	Lease Expiration Date	Use of Property
Corporate Office 10145 Pacific Heights Blvd. Suite 500 San Diego, CA 92121	12,500	October 1, 2001	October 1, 2006	Administration Sales and Marketing
Corporate Office 10145 Pacific Heights Blvd. Suite 900 San Diego, CA 92121	12,500	August 14, 2000	June 30, 2006	Administration Development Sales and Marketing
Corporate Apartment 10986 W Ocean Air Drive Apt. 377 San Diego, CA 92130	1,250	May 3, 2000	Month to Month	Out of town Employee Visits to Corp.
Beltsville, MD Office 11785 Beltsville Drive Beltsville, MD 20705	7,727	December 1, 2001	May 1, 2004	Idle
United Kingdom Office Merck House 2nd Floor Seldown Lane Poole, Dorset BH15 1TW, England	7,853	July 1, 2000	June 30, 2005	Administration Development Sales and Marketing
Germany Office Einsteinstr. 10 85716 Unterschleissheim Germany	961	May 1, 2002	Month to Month	Sales
France Office Place de la Defense 92974 Paris Ka Defense Cedex, France	1,062	April 1, 2003	March 31, 2005	Sales
Japan Office Shinjuku Daiichi-seimei bldg. 11F 2-7-1, Nishi-Shinjuku, Shinjuku-ku Tokyo, Japan 163-0071	5,988	September 1, 2000	August 31, 2003	Administration Sales and Marketing
China Office B2 13/F, China Merchants Tower No. 118 JianGuo Street, ChaoYang District Beijing, China, 100022	1,755	February 1, 2003	April 30, 2004	Sales
Korea Office B243 ShinYoung Bldg. 68-5, Chungdam-dong Gangnam-gu, Seoul 135-100, Korea	484	April 1, 2002	March 31, 2004	Sales

We are not aware of any environmental issues that will effect our utilization of assets.

We currently have no plans to construct, expand or improve facilities in the near future, as we maintain sufficient additional capacity within our existing facilities to accommodate growth in employee headcount. Our processes for production of software units shipped to customers entail the assembly of the software CD, manual and any additional collateral material in product specific packaging and, as such, occupy minimal space.

Item 5.    Operating and Financial Review and Prospects

The following section contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in the “Risk factors” section within this Annual Report. The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes.

A.    Overview.

BakBone is an international storage management software company that develops and globally distributes storage management solutions. Our corporate headquarters is located in San Diego, California. This facility houses executive management as well as sales, marketing, engineering, customer support and administrative departments. We maintain offices in Tokyo, Japan and Poole, Dorset, United Kingdom, whose primary activities surround the sales, marketing and administrative functions for the Asian and European regions, respectively. In addition, our United Kingdom, San Diego, and Japan offices include engineering personnel responsible for the development effort of our NetVault core, NetVault Application Plug-in Module (APM) software products, and localization development, respectively.

We have incurred operating losses and net losses since inception of our operations in March 2000. Our operating losses were $7.0 million, $12.3 million and $19.1 million for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, respectively. We expect to achieve profitability during fiscal 2004 as we expand our sales efforts worldwide, leverage our OEM relationships, particularly in North America, and develop and enhance our current software product offerings. We have incurred an accumulated deficit of $50.0 million through March 31, 2003.

B.    Critical accounting policies and estimates.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles generally accepted in the United States, except as discussed in Note 16 to our financial statements.

The preparation of our financial statements requires BakBone to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, BakBone evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, valuation allowance for deferred tax assets and valuation of goodwill. BakBone bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgments and estimates. These significant accounting policies are:

•	revenue recognition;

•	allowance for doubtful accounts;

•	valuation allowance for deferred tax assets; and

•	valuation of goodwill.

These policies, and our procedures related to these policies, are described below.

Revenue Recognition

We recognize software license revenue upon delivery, provided all significant obligations have been met, persuasive evidence of an arrangement exists, fees are fixed and determinable, collections are probable, and we are not involved in significant production, customization, or modification of the software or services that are essential to the functionality of the software.

If the arrangement involves significant production, customization, or modification of software or service essential to the functionality of the software, the revenue is generally recognized under contract accounting using either the completed contract or percentage complete method of contract accounting. For arrangements that contain inherent risks related to the preparation of project cost estimates, we generally utilize the completed contract method of revenue recognition. In arrangements for which the inherent risks do not exist or are sufficiently mitigated, we generally utilize the percentage complete method of revenue recognition.

We often license software in multiple element arrangements in which a customer purchases a combination of software, post-contractual support (PCS) and/or professional services. PCS includes rights to unspecified upgrades and enhancements, and telephone support. Professional services relate to implementation services and training. When vendor specific objective evidence (VSOE) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. We determine VSOE of fair value of PCS based on renewal rates for the same term PCS.

In a multiple element arrangement whereby VSOE of fair value exists for all undelivered elements but VSOE of fair value does not exist for one or more delivered elements, revenue is recognized using the residual method. Under the residual method, the fair value of undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue, assuming delivery has occurred and collectibility is probable. Revenue allocated to PCS is recognized ratably over the contractual term, generally one year.

We have standard payment terms, which we offer to all of our customers, and we do not offer any extended payment terms. In addition, our sales agreements do not contain stock balancing rotation rights.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which results in a provision for bad debt expense. We determine the adequacy of this allowance by evaluating individual customer accounts receivable, considering the customer’s financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Valuation allowance for deferred tax assets

In preparing our consolidated financial statements, we estimate our income tax liability in each of the jurisdictions in which we operate by estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial statement purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required in assessing the realizability of our deferred tax assets. In performing this assessment, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the event that actual results differ from our estimates or we adjust our estimates in future periods, we may need to reduce our valuation allowance which could materially impact our financial position and results of operations.

Valuation of goodwill

We have recorded goodwill in connection with the acquisitions we have completed in prior periods. As of April 1, 2002, we adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, Goodwill and Other Intangible Assets (CICA Section 3062) and accordingly, ceased amortization of goodwill and performed the transitional impairment test prescribed by CICA Section 3062. We review our goodwill for impairment during the first quarter of each fiscal year or when an event or a change in facts and circumstances indicates the fair value of a reporting unit may be below its carrying amount. Events or changes in facts and circumstances that we consider as impairment indicators include the following:

•	significant underperformance of our business relative to expected operating results;

•	significant adverse economic and industry trends;

•	significant decline in stock price;

•	significant decline in revenues; and

•	expectations that a reporting unit will be sold or otherwise disposed of.

The annual goodwill impairment test consists of a two-step process as follows:

Step 1.    We compare the fair value of our reporting unit to its carrying amount, including the existing goodwill. If the carrying amount of our reporting unit exceeds its fair value, an indication exists that our reporting unit’s goodwill may be impaired and we then perform the second step of the impairment test. If the fair value of our reporting unit exceeds its carrying amount, no further analysis is required.

Step 2.    We compare the implied fair value of our reporting unit’s goodwill, determined by allocating our reporting unit’s fair value to all of its assets and its liabilities in a manner similar to a purchase price allocation, to its carrying amount. If the carrying amount of our reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

C.    Operating Results.

We were effectively formed in March 2000 through our acquisition of NVS. At the time of the acquisition, BakBone was a public shell and NVS was privately owned. Since the shareholders of NVS received the greater proportion of the voting shares of BakBone, the acquisition was accounted for as a reverse takeover, whereby NVS was treated as the acquirer of BakBone for accounting purposes. This resulted in the continuation of the financial statements of NVS with the continuation of BakBone’s legal name and share capital.

Concurrent with our acquisition of NVS, we acquired a 100% and a 25% interest in NetVault Ltd. and BakBone KK (collectively our predecessor entities), respectively. We acquired an additional 22% of BakBone KK in a separate transaction during that same year, bringing our total ownership in BakBone KK to 47%.

Between June 2000 and May 2002, we acquired a 100% interest in both Tracer Technologies and Tracer Technologies Japan Corporation (collectively Tracer), and acquired the remaining 53% of BakBone KK, bringing our total ownership in BakBone KK to 100%.

During fiscal 2003, we executed two intercompany mergers in order to simplify our corporate structure. These transactions reduced the number of BakBone wholly owned subsidiaries from two to one, in both Asia and Europe. The transactions had no effect on the consolidated financial statements included within this Annual Report.

Our operating results for the year ended March 31, 2003 compared to the year ended March 31, 2002.

Revenues

Revenues increased approximately 84%, to $18.2 million for the year ended March 31, 2003, from $9.9 million for the year ended March 31, 2002. Revenues for the year ended March 31, 2003 consisted of $15.4 million in licensing revenues and $2.8 million in service revenues, compared to revenues for the year ended March 31, 2002, which consisted of $8.1 million in licensing revenues and $1.8 million in service revenues.

Licensing Revenues

Our products are sold almost exclusively through our channel partners, VARs, VADs and OEMs, in three geographic segments: North America, Asia and Europe. OEM revenues prior to fiscal 2003 were not significant, but they increased substantially in all regions due to our relationship with NCR. Substantially all of our OEM revenues to date have been derived from our worldwide relationship with NCR. We anticipate that OEM licensing revenues worldwide will continue to increase in absolute dollars and as a percentage of revenues as we expand our relationship with NCR, and with other newer OEM partners, such as Sony and Network Appliance.

In North America, licensing revenues for the year ended March 31, 2003 increased approximately 97% to $6.0 million, from $3.0 million for the year ended March 31, 2002. Licensing revenues growth in North America was driven by both the reseller and OEM channels. During fiscal 2003, we established many new reseller relationships, while leveraging existing relationships to grow our revenues through the reseller channel. Prior to fiscal 2003, North American OEM licensing revenues were relatively insignificant in terms of consolidated revenues, but fiscal 2003 experienced significant OEM licensing revenues growth. In addition to the fiscal 2003 OEM licensing revenues growth, we anticipate that we will recognize $2.1 million in revenue in the first quarter of fiscal 2004 related to the arrangement signed with Sony in the fourth quarter of fiscal 2003. Based on the terms of this deal, the recognition of revenue was deferred pending completion of certain contract deliverables.

In Asia, licensing revenues for the year ended March 31, 2003 increased approximately 71% to $6.3 million, from $3.7 million for the year ended March 31, 2002. Similar to North America, Asia grew licensing revenues through both the reseller and OEM channels. The year ended March 31, 2003 was the first year in which Asia generated significant OEM revenues. This was due to the strength of our worldwide relationship with NCR, who accounted for a majority of Asia’s OEM revenues during fiscal 2003. Additionally, expansion into new territories during fiscal 2003, including India and Kuala Lumpur, contributed to the increase in licensing revenues in fiscal 2003.

In Europe, licensing revenues for the year ended March 31, 2003 increased approximately 128% to $3.1 million, from $1.4 million for the year ended March 31, 2002. Increased sales to existing resellers, supplemented by sales to new resellers, and the maturation of our relationship with NCR, helped to drive revenues higher. Furthermore, licensing revenues increased due to the fact that we increased the significance of our operations in several territories, most notably Germany, during the year ended March 31, 2003.

Service Revenues

Service revenues consist principally of maintenance revenues derived from the sale of customer support contracts. These contract fees generally approximate 20% of the licensing fee. Revenues from customer support contracts are deferred and amortized on a straight-line basis over the life of the contract, generally one year.

In North America, service revenues for the year ended March 31, 2003 increased approximately 49% to $1.5 million, from $1.0 million for the year ended March 31, 2002. In Asia, service revenues for the year ended March 31, 2003 increased approximately 98% to $710,000, from $359,000 for the year ended March 31, 2002. In Europe, service revenues for the year ended March 31, 2003 increased approximately 45% to $550,000, from $379,000 for the year ended March 31, 2002. The worldwide increase in service revenues is directly related to the increased licensing revenues from sales to new customers and to maintenance contract renewals from existing customers.

Cost of Revenues

Cost of revenues for the year ended March 31, 2003 totaled $1.7 million with a gross margin of 91%, compared with cost of revenues of $1.2 million with a gross margin of 87% for the year ended March 31, 2002. These costs consisted primarily of the direct cost of providing customer support, including salary and benefits of staff working in our customer support departments as well as associated costs of computer equipment, telephone and other general costs necessary to maintain an adequate level of customer support to our end users. Also included in cost of revenues are the direct costs of raw materials and packaging for the products shipped to customers. These costs, however, are nominal as the products shipped to customers consist of a CD, manual, printed box and other media. Product costs for these items individually and in aggregate are minimal and we have little risk of inventory obsolescence due to the small quantities of these items needed to fill our customers’ orders and the short lead time to acquire additional materials. Raw material purchases are held in inventory until the sale of the related software product at which time the cost per unit sold is released to cost of revenues.

The decrease in cost of revenues as a percent of total revenues for the year ended March 31, 2003 compared to the year ended March 31, 2002 was due primarily to the overall increase in service revenues. As cost of revenues is comprised primarily of fixed customer support salaries, cost of revenues as a percent of total revenues is likely to decrease as revenues increase.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll, commission, marketing, and travel costs for our worldwide sales staff. Sales and marketing expenses increased $1.4 million, or 13%, to $12.1 million for the year ended March 31, 2003, from $10.8 million for the year ended March 31, 2002. The increase was attributed primarily to an increase in performance-based (i.e. commissions and bonuses) payments, which are a direct function of revenues. Headcount remained relatively stable, although the year ended March 31, 2003 experienced a slight increase in salaries expense due to the hiring of a VP of Sales and a VP of Marketing during fiscal 2003. Furthermore, our expansion into new territories, primarily in Asia and Europe, contributed to the increase.

Sales and marketing expenses as a percentage of total revenues for the year ended March 31, 2003 decreased to 67%, from 109% for the year ended March 31, 2002. The decrease was due primarily to the increase in total revenues.

Research and Development Expenses

Research and development expenses consist primarily of salary and related costs for our worldwide engineering staff. Research and development expenses increased $442,000, or 10%, to $5.0 million for the year ended March 31, 2003, from $4.5 million for the year ended March 31, 2002. The overall increase was due primarily to increased salaries and travel-related expenditures. During the first six months of fiscal 2003, headcount was increased in order to facilitate the increase in NetVault product development and product sales volume. In November 2002, headcount was reduced in conjunction with the MagnaVault exit activities. Although headcount between March 31, 2003 and March 31, 2002 remained stable, year-over-year salary expense actually increased due to the aforementioned hiring that took place during the first half of the fiscal year. Additionally, increased travel-related costs surrounding off-site software testing activities added to the overall increase in research and development expenses.

Research and development expenses as a percentage of total revenues for the year ended March 31, 2003 decreased to 27%, from 46% for the year ended March 31, 2002. The decrease was due primarily to the increase in total revenues.

General and Administrative Expenses

General and administrative expenses include salaries and benefits for our corporate personnel and other expenses, such as facilities costs and professional services. General and administrative expenses increased $51,000, or 1%, during the year ended March 31, 2003. The slight increase in general and administrative expenses relates primarily to increases in payroll and insurance premiums, as well as to a charge relating to the administration of an employee stock program. Although headcount remained stable, salary and related costs increased slightly due to annual compensation increases. Recent national and global events have caused insurance premiums to increase leading to an increase in our insurance costs. Finally, we incurred an operating charge related to the administration of an employee stock program, which was established in March 2000 as a retention tool for key personnel associated with an acquired entity. We had not incurred such a charge prior to fiscal 2003.

General and administrative expenses as a percentage of total revenues for the year ended March 31, 2003 decreased to 31%, from 57% for the year ended March 31, 2002. The decrease was due primarily to the increase in total revenues.

Stock-based Compensation

Effective April 1, 2002, we adopted the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (Section 3870), under which we are required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and all direct awards of stock to employees. We continue to use settlement date accounting to account for employee stock options.

During the year ended March 31, 2003, we recognized $326,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees for services they rendered to us. The fair value of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation expense during the year ended March 31, 2003.

Special Charges

In November 2002, we undertook a plan to cease all activities, with the exception of customer support, related to the MagnaVault product offering. In connection with the MagnaVault exit activities, we recorded a charge of $415,000 during the year ended March 31, 2003. The charge was comprised of expenses related to employee severance of $87,000, idle facility costs of $192,000 and fixed asset impairment and other exit costs totaling $136,000.

Amortization of Goodwill

Effective April 1, 2002 and pursuant to CICA Section 3062, goodwill is no longer amortized, but is reviewed at least annually for impairment. Therefore, we incurred no amortization expense during the year ended March 31, 2003 compared to $3.7 million during the year ended March 31, 2002.

Impairment of Goodwill

We recorded goodwill impairment charges of $888,000 and $2.5 million for the years ended March 31, 2003 and 2002, respectively. The impairment charges in fiscal 2003 and 2002 related to goodwill recorded in connection with our acquisition of the MagnaVault intellectual property.

In connection with the acquisition of Tracer, we acquired exclusive intellectual property rights to MagnaVault. From the initial acquisition date in June 2000, through the MagnaVault “end of life” in December 2002, we marketed and sold MagnaVault as a stand-alone software product. MagnaVault revenues were flat during the first three quarters of fiscal 2002, with a notable decrease during the fourth quarter of the same fiscal year. Based on MagnaVault’s results of operations during the fourth quarter of fiscal 2002, we performed an impairment analysis of the MagnaVault-related goodwill, which resulted in an impairment charge of $2.5 million in the year ended March 31, 2002, reflecting the difference between the carrying value and projected discounted future cash flows from the MagnaVault product line.

During the first two quarters of fiscal 2003, despite our efforts to revitalize MagnaVault’s operations by allocating additional resources to MagnaVault, total revenues generated from MagnaVault experienced a continued decline. This trend continued into the third quarter of fiscal 2003, and in November 2002, management decided to “end of life” the MagnaVault product line, whereby all activities, with the exception of customer support, related to MagnaVault would cease permanently, effective December 31, 2002. In connection with this decision, we terminated several employees and closed our Maryland office facility. Based on this triggering event, in accordance with CICA Section 3062, we performed an impairment analysis on the MagnaVault-related goodwill as of December 31, 2002. The first step in the impairment analysis involved comparing the carrying values of the MagnaVault reporting units to their fair values. It was determined that the carrying values of the reporting units exceeded the estimated fair values, consequently, step two of the impairment test was required. As a result of step two, the related goodwill was deemed impaired and we recognized a charge of $442,000 in the third quarter of fiscal 2003. This charge represented the amount by which the goodwill’s carrying value exceeded its estimated fair value, a component of which related to the estimated terminal value of the MagnaVault intellectual property (MagnaVault IP). During the third quarter of fiscal 2003, we began negotiations with a third party to sell the MagnaVault IP. As of December 31, 2002, it appeared likely that the sale of the MagnaVault IP would be consummated. The negotiations continued into the fourth quarter of fiscal 2003; however, as of March 31, 2003, management believed the probability of a successful sale of the MagnaVault IP to the aforementioned third party to be unlikely. Based on this triggering event, we performed an additional impairment analysis, following the steps outlined above, on the MagnaVault-related goodwill. As a result of the additional analysis, the related goodwill was deemed impaired and we recognized a charge of $446,000 in the fourth quarter of fiscal 2003. This charge represented the remaining carrying value of the MagnaVault-related goodwill.

Provision for income taxes

During the year ended March 31, 2003, we recognized a provision for income taxes related to transactions between our foreign subsidiaries. Certain transactions between our foreign subsidiaries trigger tax liabilities in the respective jurisdictions in which we do business. Income taxes arising out of these transactions were immaterial during the year ended March 31, 2002.

Our operating results for the year ended March 31, 2002 compared to the eleven months ended March 31, 2001.

Revenues

Revenues for the year ended March 31, 2002 were $9.9 million, consisting of $8.1 million in licensing revenues and $1.8 million in service revenues. Comparatively, revenues for the eleven months ended March 31, 2001 were $5.0 million, consisting of $4.2 million in licensing revenues and $789,000 in service revenues.

Licensing Revenues

Our products are sold almost exclusively through our channel partners, VARs, VADs and OEMs, in three geographic segments: Asia, North America and Europe. Asia, North America and Europe contributed $3.7 million, $3.0 million and $1.4 million, respectively, of licensing revenues during the year ended March 31, 2002. During the eleven months ended March 31, 2001, Asia, North America and Europe contributed $2.5 million, $1.3 million and $400,000, respectively.

During the year ended March 31, 2002 and the eleven months ended March 31, 2001, our Asian operations provided 46% and 60% of total licensing revenues, respectively. Asian revenues increased $1.2 million, or 48%, in fiscal 2002 due to continued market acceptance of NetVault software in Japan and to expansion into new territories including: China, Korea and Vietnam. As of March 31, 2002, these new territories were directed from one office in Tokyo, Japan.

During the year ended March 31, 2002 and the eleven months ended March 31, 2001, our North American operations provided 37% and 30% of total licensing revenues, respectively. North American licensing revenues increased $1.8 million, or 137%, resulting primarily from the growth in our North American NetVault sales force and the increased market acceptance of NetVault. We began establishing our partner channels for NetVault in North America in July 2000 and as of March 31, 2001, we had executed partner agreements with over 50 VAR/VAD partners, and grew the number of VAR/VAD partners to 70 by March 31, 2002. Furthermore, as we first introduced NetVault in North America in August 2000, the year ended March 31, 2002 contained 12 months of NetVault sales, whereas the eleven months ended March 31, 2001 contained only eight months of NetVault sales. Average monthly sales were $252,000 and $160,000 for the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. The increase in average monthly revenue coincides with the overall revenue growth trend in North America.

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

Sales and Marketing Expenses

Sales and marketing expenses totaled $10.8 million and $11.7 million, or 109% and 235% of total revenues, during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. Sales and marketing expenses remained relatively consistent between the two periods. However, additional resources were expended during the eleven months ended March 31, 2001 to introduce the NetVault product in North America. Our efforts to introduce NetVault and promote MagnaVault in North America during the eleven months ended March 31, 2001 led to substantial spending in advertising and public relations. We engaged in similar activities during the year ended March 31, 2002, albeit to a lesser extent.

The decrease in sales and marketing expenses as a percentage of total revenues was primarily a function of revenue growth during the year ended March 31, 2002, as total sales and marketing expenses in dollars remained fairly consistent. Thus, to the extent that revenues increase, we expect that sales and marketing expense will decrease as a percentage of total revenues.

Research and Development Expenses

Research and development expenses totaled $4.5 million and $3.6 million, or 46% and 72% of total revenues, during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. The decrease in research and development expenses as a percentage of revenues was due primarily to the increase in revenue between the year ended March 31, 2002 and the eleven months ended March 31, 2001.

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

Amortization of Goodwill

Amortization of goodwill totaled $3.7 million and $3.2 million for the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. The increase in amortization of goodwill was due primarily to the fact that the year-ended March 31, 2002 contained 12 months of amortization related to the $8.5 million of goodwill recorded in connection with the acquisition of Tracer in June 2000, where the eleven months ended March 31, 2001 contained only 10 months of amortization.

Impairment of Goodwill

We recorded goodwill of $8.5 million relating to the acquisition of Tracer in June 2000, $99,000 relating to the 25% minority interest acquisition of Tracer KK in January 2002, and $3.1 million relating to the 53% minority interest acquisition of BakBone KK in March of 2002.

In connection with the acquisition of Tracer, we acquired exclusive intellectual property rights to MagnaVault. Since the initial acquisition date, we marketed and sold MagnaVault as a stand-alone software product. MagnaVault revenues were flat during the first three quarters of the year ended March 31, 2002, with a notable decrease during the fourth quarter of the year ended March 31, 2002. Based on MagnaVault’s results of operations during the fourth quarter of the year ended March 31, 2002, we performed an impairment analysis of the MagnaVault-related goodwill. As of March 31, 2002, we determined that the carrying value of the MagnaVault-related goodwill exceeded fair value as determined by the estimated discounted cash flows expected to be generated by the underlying assets. Therefore, we recorded an impairment charge of $2.5 million in the accompanying consolidated statement of operations for the year ended March 31, 2002, reflecting the difference between the carrying value and discounted projected future cash flows.

Quarterly Results of Operations

The following tables present certain unaudited statement of operations data for each of our last eight fiscal quarters and the percentage relationship of certain items to total revenues for the respective periods. This unaudited data has been prepared on the same basis as the audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

	Quarter Ended
	2003				2002
	Mar-03	Dec-02	Sep-02	Jun-02	Mar-02	Dec-01	Sep-01	Jun-01
	(in thousands)
Revenues	$5,604	$4,932	$4,024	$3,630	$3,087	$2,869	$2,286	$1,621
Cost of revenues	534	405	390	321	326	324	293	301

Gross profit	5,070	4,527	3,634	3,309	2,761	2,545	1,993	1,320

Operating expenses:
Sales and marketing	3,068	3,025	2,893	3,139	2,733	2,596	2,639	2,782
Research and development	1,146	1,233	1,343	1,241	1,181	1,107	1,110	1,123
General and administrative	1,504	1,407	1,431	1,368	1,507	1,091	1,464	1,597
Stock-based compensation	—	—	(70)	396	—	—	—	—
Special charges	—	415	—	—	—	—	—	—

Total operating expenses	5,718	6,080	5,597	6,144	5,421	4,794	5,213	5,502

Operating loss	(648)	(1,553)	(1,963)	(2,835)	(2,660)	(2,249)	(3,220)	(4,182)
Interest expense, net	(83)	(38)	(32)	(29)	(34)	(60)	(9)	(5)
Amortization of goodwill	—	—	—	—	(931)	(933)	(933)	(930)
Impairment of goodwill	(446)	(442)	—	—	(2,508)	—	—	—
Foreign exchange (loss) gain, net	(24)	(29)	(15)	9	95	(14)	5	24
Other (expense) income, net	(7)	(10)	(1)	(1)	(431)	4	(5)	73
Minority interest	—	—	—	—	12	42	45	13

Loss before income taxes	(1,208)	(2,072)	(2,011)	(2,856)	(6,457)	(3,210)	(4,117)	(5,007)
Provision for income taxes	385	79	24	22	—	—	—	—

Net loss	$(1,593)	$(2,151)	$(2,035)	$(2,878)	$(6,457)	$(3,210)	$(4,117)	$(5,007)

	Quarter Ended
	2003				2002
	Mar-03	Dec-02	Sep-02	Jun-02	Mar-02	Dec-01	Sep-01	Jun-01
Revenues	100%	100%	100%	100%	100%	100%	100%	100%

Gross profit	90%	92%	90%	91%	90%	89%	87%	81%
Operating expenses:
Sales and marketing	55%	61%	72%	86%	89%	90%	115%	172%
Research and development	20%	25%	33%	34%	38%	39%	49%	69%
General and administrative	27%	29%	36%	38%	49%	38%	64%	99%
Stock-based compensation	—	—	-2%	11%	—	—	—	—
Special charges	—	8%	—	—	—	—	—	—

Total operating expenses	102%	123%	139%	169%	176%	167%	228%	340%

Operating loss	-12%	-31%	-49%	-78%	-86%	-78%	-141%	-259%
Interest expense, net	-2%	-1%	-1%	-1%	-1%	-2%	—	—
Amortization of goodwill	—	—	—	—	-30%	-33%	-41%	-57%
Impairment of goodwill	-8%	-9%	—	—	-81%	—	—	—
Foreign exchange (loss) gain, net	—	-1%	—	—	3%	—	—	1%
Other (expense) income, net	—	—	—	—	-14%	—	—	5%
Minority interest	—	—	—	—	—	1%	2%	1%

Loss before income taxes	-22%	-42%	-50%	-79%	-209%	-112%	-180%	-309%
Provision for income taxes	7%	2%	1%	—	—	—	—	—

Net loss	-29%	-44%	-51%	-79%	-209%	-112%	-180%	-309%

D.    Liquidity and Capital Resources.

We have financed our operations primarily through private placements and public offerings of equity instruments in the Provinces of British Columbia, Alberta and Ontario, Canada. During the year ended March 31, 2003, we raised gross proceeds of $1.1 million through the private placement of 1,917,788 units at a price of $0.56 per unit. Each unit was comprised of one common share and one-half common share purchase warrant. We also raised $1.3 million during the year ended March 31, 2003, through the exercise of 1,268,747 warrants at a weighted average price of $1.04. During the year ended March 31, 2002, we raised gross proceeds of $9.7 million through the private placement of 3,000,000 Special Warrants at a price of $3.24 per Special Warrant. Additionally, during the year ended March 31, 2002, we completed a public offering of 7,170,400 units at a price of $0.80 per unit for gross proceeds of $5.7 million. Each unit was comprised of one common share and one-quarter common share purchase warrant. During the eleven months ended March 31, 2001, we raised gross proceeds of $4.5 million through the exercise of 3,694,934 warrants at a weighted-average price of $1.23 per warrant, and we entered into a line of credit with a bank that provided us with $2.5 million in net borrowings during the eleven months ended March 31, 2001.

Net cash used in operating activities was $3.1 million and $12.7 million during the years ended March 31, 2003 and 2002, respectively. Cash used in operating activities during the year ended March 31, 2003 included a net loss of $8.7 million, partially offset by non-cash depreciation of $899,000, impairment of goodwill of $888,000, stock-based compensation of $326,000 and non-cash special charges of $104,000. Other operating activities that contributed to the use of cash during the year ended March 31, 2003 included increases in accounts receivable of $1.5 million and other assets of $262,000. Operating activities providing sources of cash included increases in accounts payable, accrued liabilities and deferred revenue of $220,000, $1.1 million and $3.9 million, respectively. Cash used in operating activities during the year ended March 31, 2002 resulted from a net loss of $18.8 million, partially offset by non-cash depreciation and amortization of $4.6 million and impairment of goodwill of $2.5 million. Other operating activities that contributed to the use of cash during the year ended March 31, 2002 included increases in accounts receivable of $1.9 million and other assets of $10,000, and a decrease in accounts payable of $723,000. Providing sources of cash were increases in accrued liabilities of $647,000 and deferred revenue of $626,000. The overall decrease in cash used in operating activities of $9.6 million during the year ended March 31, 2003 from the year ended March 31, 2002, is due primarily to an 84 percent increase in revenues coupled with an operating expense increase of only 12 percent. We expect this trend to continue as we grow revenues while holding operating expenses relatively stable.

Net cash used in investing activities was $413,000 and $509,000 during the years ended March 31, 2003 and March 31, 2002, respectively. Net cash used in investing activities during the year ended March 31, 2003 included $415,000 of capital expenditures related to our expansion into new geographic locations. Net cash used in investing activities during the year ended March 31, 2002, consisted partially of capital expenditures of $433,000, which related primarily to the purchase of computer equipment. Cash expended in connection with the January 2002 minority interest acquisition of Tracer KK accounted for $117,000 of cash used in investing activities.

Net cash provided by financing activities was $2.7 million and $15.1 million during the years ended March 31, 2003 and March 31, 2002, respectively. Cash provided by financing activities during the year ended March 31, 2003 consisted primarily of gross proceeds from a private placement of $1.1 million, and from warrant exercises of $1.3 million. Other sources of cash from financing activities included $804,000 from the release of restricted cash and $144,000 from the exercise of stock options. Uses of cash for financing activities included $202,000 in capital lease payments, $298,000 in payments on a note payable, $75,000 in costs related to the private placement and $63,000 of payments on related party notes payable. Net cash provided by financing activities during the year ended March 31, 2002 consisted primarily of gross proceeds from special warrants of $9.7 million, gross proceeds from a public warrant offering of $5.7 million, and gross proceeds from a private placement of $332,000. The proceeds were partially offset by cash used in financing activities consisting mainly of the payment of notes payable of $812,000, the payment of equity offering costs of $507,000, and the payment of capital lease obligations of $177,000.

The following summarizes BakBone’s contractual obligations at March 31, 2003 (in thousands).

	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
CONTRACTUAL OBLIGATIONS:
Note payable (1)	$1,652	1,652	—	—	—
Capital lease obligations	$142	97	45	—	—
Non-cancelable operating lease obligations	$3,883	1,566	1,646	319	352

(1)	Under our note payable arrangement, an amount equal to 10% of the net proceeds raised from any of our financings through December 2003 is to be paid to the credit provider in the form of principal reductions.

We currently expect to fund expenditures for capital requirements as well as liquidity needs from a combination of available cash balances, internally generated funds and financing arrangements. We believe that existing cash and cash equivalents will be sufficient to meet our anticipated cash needs through the current fiscal year. In fact, the fourth quarter in fiscal 2003 was the first operating cash flow positive quarter in our history. Additionally, we recently entered into a non-binding letter of intent with a third party venture capital firm (VC Firm), pursuant to which we expect to, by way of private placement, issue to the VC Firm an aggregate of approximately 22,000,000 Series A preferred shares at CDN$1.00 per preferred share. The closing of the private placement is not guaranteed by the letter of intent and is subject to requisite regulatory and shareholder approval. However, in the event that the aforementioned private placement does not close and cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek additional sources of funding. We are currently a party to a term note with a bank that matures on December 31, 2003. Internally generated funds may not be sufficient to cover the Company’s liquidity requirements, and in that case, we may be required to obtain additional credit facilities from either our existing credit facility provider or others. Additional debt would result in increased interest expenses and could result in covenants that would restrict our operations. Additionally, a decrease in demand for our products and services could adversely affect our business, which in turn, could adversely affect our ability to renew existing, or obtain access to new credit facilities in the future and could increase the cost of such facilities. We may also seek additional sources of funding, including the public or private issuance of equity instruments; however, there is no guarantee that such sources will be available in amounts or on terms acceptable to us, if available at all. The sale of additional equity securities would result in immediate and potentially significant dilution to our shareholders.

Estimated future uses of cash in fiscal 2004 include capital expenditures for equipment of approximately $525,000.

At March 31, 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving on-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships and transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties except as disclosed herein.

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

RECONCILIATION TO U.S. GAAP

In connection with the preparation of this Annual Report, we have disclosed in the accompanying notes to the consolidated financial statements a detailed overview of the differences between accounting principles generally accepted in Canada and those of the United States.

The following is a brief discussion of differences between U.S. GAAP and Canadian GAAP that are illustrated in our reconciliation to U.S. GAAP in Note 16 to the consolidated financial statements, included in Item 17 and should be read in conjunction with Note 16 to the consolidated financial statements.

Accounting for Stock-Based Compensation

During the years ended March 31, 2003, and 2002 and the eleven months ended March 31, 2001, the Company recorded non-cash charges associated with stock and stock options issued to employees and advisors. The structure of the related grants is subject to compensation charges under U.S. GAAP and we have recorded compensation charges from the following:

•	Stock options issued at less than fair market value at the date of grant resulting in intrinsic value that was deferred and is being amortized to compensation expense over the vesting period of the related stock options;

•	Employee Benefit Trust (EBT) shares allocated to United Kingdom employees in connection with the NetVault Holdings acquisition in March 2000. The fair value of these shares as of the date of issuance to the EBT or the date of hire for each related employee, if later, has been deferred and is being amortized to compensation expense over the vesting period of the related stock grant;

•	Incentive shares issued to attract and retain certain North American executive and sales employees. The fair value of these shares as of each related employee’s date of hire has been deferred and is being amortized to compensation expense ratably over the vesting period of the related stock;

•	Stock options granted to compensate our advisors for the related service. We have recorded compensation expense as the advisors earned the related shares, generally over the vesting period of each individual stock option grant. Upon adopting CICA Section 3870 on April 1, 2002, we began recording compensation expense under Canadian GAAP for equity instruments issued to our advisors and service providers; and

•	We re-priced certain stock options in October 2000 upon the approval from the TSE and our shareholders. As of March 31, 2003, we had recorded no compensation expense under U.S. GAAP as the fair value of the related stock options had not exceeded the lowest re-priced amount of $7.74 per common share. However, there is the potential that future appreciation of our common shares will result in compensation charges, the extent of which depends on market conditions and cannot be estimated.

The Company issued stock options with intrinsic value to the principals of Tracer in connection with the Tracer Acquisition in June 2000. The related stock options were one-third vested upon grant with the remaining vesting over two years. The immediately vested stock options were accounted for as a component of the purchase price under U.S. GAAP, resulting in additional goodwill as well as amortization expense during the year ended March 31, 2002 and the eleven months ended March 31, 2001. The remaining two-thirds of the stock options were issued at a price that was less than fair market value on the grant date and the intrinsic value was deferred and is being amortized to compensation expense over the two-year vesting period.

Comprehensive Loss

Under U.S. GAAP, the Financial Accounting Standards Board (FASB) issued Statement No. 130, Reporting Comprehensive Income (SFAS 130), which requires that companies report comprehensive income as a measure of overall performance. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components.

Amortization and Impairment of Goodwill

U.S. GAAP does not permit the presentation of income before amortization and impairment of goodwill whereas, under Canadian GAAP, such presentation is permitted. Under U.S. GAAP, amortization and impairment of goodwill is classified in operating expenses in the consolidated statements of operations.

Acquisition of Tracer

In connection with the acquisition of Tracer, we issued 250,000 stock options to principals of Tracer at a price of $3.76 per share. Of the stock options granted, one-third vested immediately and two-thirds vested over a period of two years. Under U.S. GAAP, the fair value of the immediately vested stock options is included in the acquisition cost of Tracer. The additional value resulted in an increase to goodwill.

Acquisition of BakBone KK

We acquired 22% of our interest in BakBone KK through the issuance of 375,000 common shares to two executives in March 2000. Under U.S. GAAP, the Company’s purchase of 22% of BakBone KK must be accounted for by using the purchase method of accounting based on the fair value of common shares as of the date both parties agreed to the related consideration. This value resulted in an increase in the investment in BakBone KK, which was being amortized over three years, as the value of the common shares issued exceeded the value of our underlying equity in net assets of BakBone KK. Upon our acquisition of the remaining 53% interest in BakBone KK in March 2002, the carrying value of our investment in BakBone KK was eliminated and the balance sheet, results of operations and cash flows of BakBone KK have been consolidated.

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

During the year ended March 31, 2003, BakBone KK was a wholly owned subsidiary of the Company and thus, the balance sheet, results of operations and cash flows of the entity were consolidated as of and for the year ended March 31, 2003. The balance sheet, results of operations and cash flows for Tracer KK were consolidated as of and for the six months ended September 30, 2002, at which time, Tracer KK merged into BakBone KK.

Share Capital to be Issued

U.S. GAAP does not permit the disclosure of share capital to be issued in the statement of shareholders’ equity, whereas under Canadian GAAP, such disclosure is permitted. Under U.S. GAAP, share capital to be issued is classified under long-term liabilities in the consolidated balance sheets.

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

RECENT ACCOUNTING PRONOUNCEMENTS

Canadian GAAP

In December 2002, the Accounting Standards Board (ASB) issued CICA Handbook Section 3063, “Impairment of Long-Lived Assets” (CICA Section 3063), which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. The standard is effective for our fiscal year beginning April 1, 2003.

Under CICA Section 3063, a two-step process determines impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. We do not expect the adoption of CICA Section 3063 in fiscal 2004 to have a material impact on our financial statements.

In December 2002, the ASB issued CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations” (CICA Section 3475), which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets by profit-oriented enterprises. The standard is applicable to disposal activities initiated by an enterprise’s commitment plan on or after May 1, 2003.

Under CICA Section 3475:

•	A long-lived asset to be disposed of other than by sale continues to be classified as held and used until it is disposed of;

•	A long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less costs to sell. Such an asset should not be amortized while it is classified as held for sale;

•	A loss recognized on a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less costs to sell; and

•	A loss recognized on a long-lived asset classified as held for sale does not include future operating losses, other than to the extent they are included in the fair value of the asset.

The standard also extends the reporting of discontinued operations to all components of an entity. It requires that results of operations of a component of an entity that has been disposed of, or is classified as held for sale, be reported in discontinued operations if: 1) the operations and cash flows of the component have been or will be eliminated as a result of the disposal transaction; and 2) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. We do not expect the adoption of CICA Section 3475 in fiscal 2004 to have a material impact on our financial statements.

U.S. GAAP

The following recent accounting pronouncements, when adopted, will impact our operating results only as they are presented under U.S. GAAP in Note 16 to the accompanying consolidated financial statements.

In January 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123” (SFAS 148). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148, amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.

The following standards issued by FASB are not expected to impact the Company:

•	Statement No. 145—“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, effective for financial statements issued on or after May 1, 2002;

•	Statement No. 147—“Acquisitions of Certain Financial Institutions – and Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”, effective for acquisitions on or after October 1, 2002; and

•	Interpretation No. 46—“Consolidation of Variable Interest Entities”, effective for financial statements issued after January 31, 2003.

E.    Research and Development (R&D).

We have development divisions in Poole, United Kingdom and San Diego, California. We also maintain development in Tokyo, Japan specific to adapting our software for use in the Asia-Pacific Region.

Product development costs related to research, design and development of software applications are charged to expense as incurred. To date, completion of working models of our applications and the general release of the products have substantially coincided. As a result, we have not capitalized any application development costs, as such costs have been insignificant.

F.    Trend information.

Trends in our financial performance are discussed above in Section 5C, “Operating Results.” For businesses worldwide, information on customer buying patterns, supply chains, inventory, manufacturing, and every facet of a company’s activities are increasingly recorded by software applications and stored in databases, and viewed as a strategic asset. Many of our customers believe that a regular backup strategy, which includes copying data and keeping it safe in a location outside the network, is an essential element to protection of key data. The increasing strategic importance of data is complemented by the increasing amount of data stored.

This has fueled growth in the amount of storage products shipped. We note that some of our customers are doubling or tripling their overall data storage on an annual basis. Growth drivers within the storage management industry include the increasing need to store multimedia data such as voice and video, the continued penetration of ERP applications, the emerging on-line application processing and decision support market, and the proliferation of e-mail systems in companies of all sizes.

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

Demand Outlook for Calendar Year 2003

According to the Gartner 2002 IT Spending and Staffing Survey, enterprises cut IT spending by approximately 7 percent in 2002, and will hold budgets flat in 2003.

Following several years of large increases in IT spending (during the late 1990s and into 2001), IT spending experienced a decline in 2002. Across all industries, IT spending was down 7.1 percent in 2002, and it is expected to be flat in 2003.

The decline in IT spending is largely the result of the global recession; however, the economy was not the only factor. Many enterprises that spent enormous amounts of money on large-scale IT projects during the 1990s have become more introspective and skeptical about investing in IT. The result has been more focused projects with discernible returns on investment—a trend that is likely to remain long after the economy improves.

However, the demand for additional computer storage capacity and the accompanying requirement for software and hardware products to manage the additional capacity is expected to continue to grow.

Market Size of Storage Management Software

Gartner Dataquest has forecasted the storage management software market to reach $8.6 billion in 2006, for a compounded annual growth rate of 11.9 percent from 2001 through 2006.

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

Item 6. Directors,	Senior Management and Employees

A.    Directors and senior management.

Name	Position
SENIOR MANAGEMENT
Keith Rickard	President and Chief Executive Officer
John Fitzgerald	Chief Financial Officer
Fabrice Helliker	Vice President of Engineering
Peter Eck	Vice President of Marketing
Scott Petersen	Vice President of North American Sales
Andrew Unsworth	Managing Director, European Operations
Howard Weiss	Managing Director, Asian Operations

DIRECTORS
Archie Nesbitt	Director
John Boose	Director
J.G. (Jeff) Lawson	Director
Neil MacKenzie	Director
Keith Rickard	Director
Fred Moore	Director

Set forth below is a biographical description of our directors and senior management.

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

Fabrice Helliker, Vice President of Engineering

Fabrice Helliker joined NetVault Limited (previously known as Willow Corporation) in 1992 to support the existing backup products and to aid in the development efforts with AT&T Bell Labs for NetVault. Mr. Helliker managed the development team through several major revisions of NetVault during the 1990s. He also led the re-architecture effort for the NetVault 6 product, designing the flexible development methods in use today for NetVault’s modular structure. Mr. Helliker was appointed to the position of Vice President of Engineering, effective March 2000. He received a Bachelor’s of Science Degree with Honors in Computer Science from Brighton University.

Peter Eck, Vice President of Marketing

Peter Eck is responsible for developing, designing and executing BakBone’s marketing strategies. Mr. Eck joined BakBone in May 2002, prior to which and most recently he served as the Director of Marketing for BMC Software. He was responsible for leading managers and teams in marketing roles for BMC’s PATROL Distributed Systems lines of business, including the storage management software offerings. Mr. Eck has more than seventeen years of senior management experience in the computer software industry. He received a Bachelor’s of Economics Degree from Australia National University.

Scott Petersen, Vice President of North American Sales

Scott Petersen is responsible for growing and refining BakBone’s sales channel organization, as well as for developing and implementing strategies to expand current sales efforts. Mr. Peterson joined BakBone in August 2002, bringing with him more than 20 years of sales experience. Prior to joining BakBone, Mr. Petersen served most recently as the Vice President of Sales at Actionpoint, where he was responsible for the sales efforts of one of the leading data capture software companies. Prior to that he worked at Sterling Software in numerous roles culminating as Vice President of Sales for their Storage Management Division. He received a Bachelor of Science Degree with an emphasis in Finance and Marketing from Old Dominion University.

Andrew Unsworth, Managing Director, European Operations

Andrew Unsworth has held the position of Managing Director of European operations of BakBone Ltd. (formerly Willow) for over twelve years. He negotiated the joint venture between AT&T and Willow, which resulted in the NetVault development program. Furthermore, in 1996, he negotiated distribution rights for NetVault in the Pacific Rim and set up distribution channels in Europe. He has a Full Technology Certificate in Telecommunications from Chelmer Institute, Essex and a Diploma in Management Sciences from St. Helens College of Technology, Merseyside.

Howard Weiss, Managing Director, Asian Operations

Howard Weiss is responsible for managing BakBone’s operations and business development in Asia. Mr. Weiss joined BakBone in October 2000, prior to which he was a Director of Phoenix Technologies, a global system-enabling solutions provider for PC’s and servers. During his eight-year tenure with Phoenix, he grew their Japanese operations tenfold. He also helped to launch the Asian operations of Quadtel, a PC and server software start-up corporation. Mr. Weiss is fluent in Japanese and holds a Bachelor’s of Arts degree from the University of Michigan.

DIRECTORS

The biography of director Keith Rickard, who is also a member of senior management, is presented above.

Archie Nesbitt, Director

Archie Nesbitt has more than 30 years of public company management experience and has been a senior officer and director of a number of public and private corporations. Mr. Nesbitt is a lawyer and is a member of The Law Society of Alberta. He has practiced law as President of A.J. Nesbitt Professional Corporation since 1978. Since 1981, Mr. Nesbitt has been the President, Secretary and a Director of Naneco Minerals Ltd., a mining and exploration company with an international polymetallic focus, which trades on The Canadian Venture Exchange. During the early 1980s, as Chief Operating Officer and General Counsel for Geomex Development Inc. and Geomex Minerals Inc., Mr. Nesbitt supervised and administered worldwide mineral and oil and gas exploration and development expenditures by 14 limited partnerships investing funds raised in the Federal Republic of Germany. Mr. Nesbitt holds a Bachelor of Laws degree from the University of Western Ontario, and a Bachelor’s of Commerce degree with Honors from Queens (Ontario) University.

John Boose, Director

John Boose is currently the President of The Strategic Leadership Group located in Loveland, Colorado. Mr. Boose specializes in consulting in the areas of strategic business planning, marketing strategies and business partnerships. Mr. Boose is also on the faculty at the Kenneth Monfort College of Business at the University of Northern Colorado where he serves as the Robert G. Tointon Distinguished Professor of Technology Management and teaches courses in Strategic Management, Marketing, Entrepreneurship and Production Management. Mr. Boose also serves on the board of directors for Southco Corporation (a large access hardware manufacturer located in Concordville, Pennsylvania) and Turnleaf Solutions, Inc, (an educational software provider headquartered in Evergreen, Colorado); and is an advisory board member for Tantia Technologies, Inc. (a storage management software company headquartered in Boulder, Colorado). In addition, Mr. Boose serves on the Kenneth Monfort College of Business Entrepreneurship Center Advisory Board.

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

Neil MacKenzie, Director

Neil MacKenzie is a Director and the Vice President of Newpark Drilling Fluids Canada Inc., a subsidiary of Newpark Resources Incorporated, (NYSE: NR). Mr. MacKenzie is also a Director of Wireless Matrix Corporation (TSX: WRX). Mr. MacKenzie attended the Southern Alberta Institute of Technology.

Fred Moore, Director

Fred Moore is the President of Horison Information Strategies, located in Boulder, Colorado. Mr. Moore, a data storage expert with more than 20 years in the industry, founded Horison Information Strategies as an information technology executive consulting firm specializing in long-range strategic planning. Additionally, Mr. Moore is the Editor-in Chief of Storage for West World Productions of Hollywood, California. He received a bachelor’s degree in mathematics and a master’s degree in computer applications in physical geography from the University of Missouri. Furthermore, Mr. Moore completed the University of California, Berkeley Executive Program, Haas School of Business. In addition to his role as a director, Mr. Moore also serves as chairman of BakBone’s Strategic Advisory Board.

B.    Compensation.

The following table details the compensation of our senior management during the most recent fiscal year.

		Annual Compensation				Long-term Compensation Awards
Name and Principal Position	Year	Salary (US$)	Bonus ($)	Other Annual Compensation ($)		Securities Under Options Granted #	Restricted Shares or Restricted Share Units ($)		All Other Compensation ($)

Keith Rickard, President and Chief Executive Officer	2003	$200,000	$150,000	$95,000	(2)	500,000	—		—

John Fitzgerald, Chief Financial Officer	2003	$120,000	$10,700	—		50,000	—		—

Fabrice Helliker, Vice President of Engineering	2003	$143,552	$51,463	$11,812	(3)	50,000	—		—

Peter Eck (4), Vice President of Marketing	2003	$148,699	$24,327	$31,101	(5)	40,000	—		—

Scott Petersen (6), Vice President of North American Sales	2003	$118,691	$37,375	$20,000	(5)	75,000	—		—

Andrew Unsworth, Managing Director, European Operations	2003	$133,866	$5,000	$11,339	(3)	50,000	100,000	(1)	—

Howard Weiss, Managing Director, Asian Operations	2003	$175,000	$167,058	$83,652	(7)	30,000	—		—

Archie Nesbitt, Director	2003	—	—	$1,000	(8)	400,000	—		—

John Boose, Director	2003	—	—	$2,000	(8)	100,000	—		—

J.G. (Jeff) Lawson, Director	2003	—	—	$1,000	(8)	200,000	—		—

Neil MacKenzie, Director	2003	—	—	$1,000	(8)	200,000	—		—

Fred Moore, Director	2003	—	—	$1,000	(8)	100,000	—		—

(1)	Restricted shares represent shares held in an employee benefit trust set up to retain certain key personnel associated with NetVault Ltd. Mr. Unsworth vests in his shares during the next three years. These shares are currently held in the trust, and the employee does not have voting rights to these shares.
(2)	Relates to moving expense reimbursements paid to Mr. Rickard in fiscal 2003.
(3)	Relates to the aggregate of a monthly automobile allowance.
(4)	Mr. Eck was hired in May 2002 and has a base annual salary of $160,000.
(5)	Relates to reimbursed relocation costs.
(6)	Mr. Peterson was hired in July 2002 and has a base annual salary of $175,000.
(7)	Relates to a monthly housing allowance.
(8)	Relates to fees paid for services provided in Director capacity.

The following table sets out certain information relating to options granted during the most recent financial year to our senior management:

Name and Principal Position	Number of Securities Underlying Options/ SARS Granted #	Percent of Total Options/SARS Granted to Employees in Fiscal Year		Exercise or Base Price ($/Share)		Expiration Date
Keith Rickard, President and Chief Executive Officer	500,000	23.8%			$1.29	April 2012

John Fitzgerald, Chief Financial Officer	5,000 45,000	0.3 2.1	% %	$ $	1.36 1.29	May 2012 July 2012

Fabrice Helliker, Vice President of Engineering	50,000	2.1%			$1.36	May 2012

Peter Eck, Vice President of Marketing	40,000	1.9%			$1.36	May 2012

Scott Petersen, Vice President of North American Sales	75,000	3.6%			$1.27	April 2012

Andrew Unsworth, Managing Director, European Operations	50,000	2.4%			$1.54	April 2012

Howard Weiss, Managing Director, Asian Operations	25,000 5,000	1.1 0.3	% %	$ $	1.54 1.36	April 2012 May 2012

The following table sets out certain information relating to options exercised by our senior management during the most recent financial year and the value of unexercised in-the-money options held by such person as of March 31, 2003:

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FYE (#) Excercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FYE ($) Exercisable/ Unexercisable
Keith Rickard,
President and Chief Executive Officer	—	$—	125,000/375,000	Nil/Nil

John Fitzgerald,
Chief Financial Officer	—	—	17,750/82,250	Nil/Nil

Fabrice Helliker,
Vice President of Engineering	84,000	54,240	Nil/50,000	Nil/Nil

Peter Eck,
Vice President of Marketing	—	—	Nil/40,000	Nil/Nil

Scott Petersen,
Vice President of North American Sales	—	—	Nil/75,000	Nil/Nil

Andrew Unsworth,
Managing Director, European Operations	—	—	Nil/50,000	Nil/Nil

Howard Weiss,
Managing Director, Asian Operations	—	—	17,959/37,041	Nil/Nil

In July 2002, our shareholders adopted the 2002 Stock Option Plan (the Plan). Stock options are not issued as employee compensation but rather are considered as an inducement to our employees to share in our future growth. We have a well trained, loyal and technologically advanced workforce. Stock options are an important tool in attracting and maintaining this highly skilled group of people.

Under the Plan, 6,283,000 shares of common stock have been authorized for issuance as incentive stock options or non-incentive stock options. At March 31, 2003, 2,977,745 shares were available for grant. Under the Plan, options may be granted, at the discretion of our audit or compensation committees, to key employees, officers, directors, or consultants of BakBone.

Stock options are generally issued at the fair market value at the date of issuance. Granting, vesting and expiry of options are governed by our Plan. Vesting for new options is usually over a four-year period, and is usually contingent on the grantee remaining an employee of BakBone.

Subject to certain restrictions, the Plan may at any time be terminated and from time to time be modified or amended by our board of directors.

As of March 31, 2003, options were outstanding to purchase 3,305,255 shares of our common stock, under the Plan, at exercise prices between $0.58 and $8.50.

C.    Board practices.

Each director will serve a one-year term until either re-elected or replaced. Directors receive a nominal fee for their service and are reimbursed for direct expenses incurred for travel to Board of Directors and other Company meetings requiring their presence.

The Company’s audit committee consists of Mr. Nesbitt, Mr. Lawson, and Mr. MacKenzie. The audit committee is responsible for oversight of management reporting and internal controls. The committee communicates directly with external auditors.

The Company’s compensation committee consists of Mr. Nesbitt, Mr. Lawson, and Mr. MacKenzie. The compensation committee is charged with the periodic review and approval of compensation of the executive officers of the Company. The committee also provides evaluations and recommendations to the Board of Directors concerning management structure and compensation of key management personnel.

D.     Employees.

The following table details our employees by geographic location as well as by functional department. The periods presented consist of the three most recent fiscal year end dates: March 31, 2003, 2002 and 2001.

Employees by Geographic Location

	March 2003		March 2002		March 2001
	No.	%	No.	%	No.	%
United States	72	49%	78	57%	112	69%
Europe	44	30%	39	28%	32	20%
Asia	32	21%	21	15%	14	9%
Canada	—	—	—	—	4	2%

TOTAL	148	100%	138	100%	162	100%

Employees by Department

	March 2003		March 2002		March 2001
	No.	%	No.	%	No.	%
Sales and marketing	82	56%	64	47%	81	50%
Research and development	37	25%	45	32%	45	28%
General and administrative	29	19%	29	21%	36	22%

TOTAL	148	100%	138	100%	162	100%

As of March 31, 2003, we do not have any employees who are members of a labor union.

E.     Share ownership.

The following table shows the number of our Common Shares beneficially owned by each director and the named executive officers in subsection 6.B, as of March 31, 2003. The information set forth in the share ownership reflects all of the information available to the Company concerning beneficial ownership of the Company’s equity securities as contemplated by Rule 13d-3, including any indirect or informal arrangements meeting the definition of beneficial ownership.

Name and Principal Position	Common Shares held directly and beneficially	% of Outstanding Common Shares as of March 31, 2003	Options Outstanding	Exercise Price (US$)		Expiration Date
Keith Rickard, President and Chief Executive Officer	(1)	(1)	500,000		$1.29	April 2012

John Fitzgerald,
Chief Financial Officer	(1)	(1)	8,000 8,000 34,000 5,000 45,000	$ $ $ $ $	3.84 3.33 0.80 1.36 1.29	February 2011 May 2011 January 2012 May 2012 July 2012

Fabrice Helliker, Vice President of Engineering	(1)	(1)	50,000		$1.36	May 2012

Peter Eck, Vice President of Marketing	(1)	(1)	40,000		$1.36	May 2012

Scott Petersen, Vice President of North American Sales	(1)	(1)	75,000		$1.27	July 2012

Andrew Unsworth, Managing Director, European Operations	(1)	(1)	50,000		$1.54	April 2012

Howard Weiss, Managing Director, Asian Operations	(1)	(1)	25,000 25,000 5,000	$ $ $	3.33 1.54 1.36	May 2011 April 2012 May 2012

Archie Nesbitt, Director	633,366	1.1%	400,000		$1.29	April 2012

John Boose, Director	(1)	(1)	100,000		$1.29	July 2012

J.G. (Jeff) Lawson, Director	(1)	(1)	200,000		$1.29	April 2012

Neil MacKenzie, Director	(1)	(1)	200,000		$1.29	April 2012

Fred Moore, Director	(1)	(1)	100,000		$1.04	March 2012

(1)	Individual beneficially owns less than 1% of our common shares as of March 31, 2003.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major shareholders.

We are aware of no shareholder who beneficially owns greater than 5% of our outstanding Common Shares as of March 31, 2003.

B.    Related party transactions.

Jeff Lawson, a director of the Company, is a partner of a law firm that provides legal services to the Company. During the year ended March 31, 2003, the Company paid the associated law firm $118,000 relating to the services rendered.

Archie Nesbitt, a director of the Company, provided certain consulting and legal advice to the Company. During the year ended March 31, 2003, the Company paid the director $57,000 relating to the services rendered.

Fred Moore, a director of the Company, is the president of a firm which provided certain consulting services to the Company. During the year ended March 31, 2003, the Company paid the firm $72,000 relating to the services rendered.

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

Not Applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information.

Refer to Item 17, which contains the following audited financial statements:

BakBone Software Incorporated Consolidated Financial Statements, as of March 31, 2003 and 2002, and for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001.

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

(a) for the five most recent full financial years: the annual high and low market prices:

	Fiscal year ended
	3/31/03	3/31/02	3/31/01	4/30/00	4/30/99
High	$1.89	$4.36	$14.20	$38.32	$0.46
Low	$0.50	$0.55	$3.01	$0.38	$0.02

(b) for the two most recent full financial years: the high and low market prices for each full financial quarter:

	Quarter ended
	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02	12/31/01	9/30/01	6/30/01
High	$1.23	$0.97	$1.73	$1.89	$1.85	$1.23	$3.04	$4.36
Low	$0.58	$0.50	$0.89	$1.11	$0.68	$0.73	$0.55	$2.25

(c) for the most recent six months: the high and low market prices for each month:

	May-03	Apr-03	Mar-03	Feb-03	Jan-03	Dec-03
High	$0.93	$0.98	$0.65	$0.86	$1.23	$0.69
Low	$0.83	$0.61	$0.58	$0.66	$0.65	$0.50

(d) for pre-emptive issues, the market prices for the first trading day in the most recent six months, for the last trading day before the announcement of the offering and (if different) for the latest practicable date prior to publication of the document.

Not Applicable.

5. – 7.

Not Applicable.

B.    Plan of distribution.

Not Applicable.

C.    Markets.

Our common shares are traded on the Toronto Stock Exchange under the symbol “BKB” and on the over the counter market in the United States under the symbol “BKBOF”.

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

C.    Material Contracts.

We are not party to any material contracts outside of the ordinary course of our business. However, refer to the discussion at Item 4.B, “Business overview,” for a description of the material OEM agreements entered into by the Company.

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

E.    Taxation.

In this section we summarize the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of our Common Shares. Nothing contained herein shall be construed as tax advice, you must rely only on the advice of your own tax advisor. We make no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to our Common Shares applies to beneficial owners who are individuals, corporations, trusts and estates which:

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

We believe that we are not a FPHC. However, we cannot assure you that we will not be classified as a FPHC in the future.

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

We believe that we will not be a PFIC for the current fiscal year and we do not expect to become a PFIC in future years. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. You should be aware, however, that if we are or become a PFIC we may not be able or willing to satisfy record-keeping requirements that would enable you to make a “qualified electing fund” election.

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

We believe that we are not a CFC, however, we cannot assure you that we will not become a CFC in the future.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: BakBone Software Incorporated, 10145 Pacific Heights Blvd., Suite 500, San Diego, California 92121, Attention: Investor Relations, telephone number: 858-450-9009.

I.    Subsidiary Information.

Not Applicable.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk.

We hold no material financial instruments for trading purposes. We hold a debt instrument that bears a fixed interest rate.

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

Item 15.     Controls and Procedures

Evaluation of Disclosure Controls and Procedures.     The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934, Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days before the filing date of this Annual Report, have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company would be made known to them by others within those entities.

Changes in Internal Controls.     There were no significant changes in the Company’s internal controls or, to the Company’s knowledge, in other factors that could affect significantly the Company’s disclosure controls and procedures subsequent to the Evaluation Date.

Item 16.     [Reserved]

PART III

Item 17.     Financial Statements.

The following financial statements are filed as part of this Annual Report:

Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Item 18.     Financial Statements

See Item 17 for a list of the financial statements that are filed as part of this Annual Report.

Item 19.     Exhibits

Exhibit	Description

1.1	Articles of Continuance*

1.2	Bylaws*

4.1	Form of Domestic Reseller Agreement*

8.1	List of subsidiaries

10.1	Offer of Employment Letter by and between the Company and Keith Rickard dated as of June 21, 2001.

10.2	Services Agreement by and between the Company and Fred Moore, Company director, dated as of March 1, 2002.

10.3	2002 Stock Option Plan

99.1	Section 906 Certification of Chief Executive Officer

99.2	Section 906 Certification of Chief Financial Officer

*	Previously filed as an exhibit to the Registrant’s Registration Statement on Form 20-F filed on February 4, 2002 (Commission File No. 00-12230).

SIGNATURES

The Registrant, BakBone Software Incorporated, a corporation organized and existing under the laws of the Province of Alberta, Canada, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf thereunto duly authorized on June 26, 2003.

BAKBONE SOFTWARE INCORPORATED

By:	/s/ KEITH RICKARD
Keith Rickard President and Chief Executive Officer

BAKBONE SOFTWARE INCORPORATED

By:	/s/ JOHN FITZGERALD
John Fitzgerald Chief Financial Officer

CERTIFICATIONS

I, KEITH RICKARD, certify that:

1.	I have reviewed this Annual Report on Form 20-F of BakBone Software Incorporated;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 26, 2003

/s/ KEITH RICKARD
Keith Rickard (President and Chief Executive Officer)

I, JOHN FITZGERALD, certify that:

1.	I have reviewed this Annual Report on Form 20-F of BakBone Software Incorporated;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 26, 2003

/s/ JOHN FITZGERALD
John Fitzgerald (Chief Financial Officer)

FINANCIAL STATEMENTS INDEX

AUDITORS’ REPORT

The Board of Directors

BakBone Software Incorporated:

We have audited the consolidated balance sheets of BakBone Software Incorporated (the Company) as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets and accordingly, changed its method of accounting for goodwill in 2003.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations and cash flows for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, and assets, liabilities, and shareholders’ equity as of March 31, 2003 and 2002, to the extent summarized in Note 16 to the consolidated financial statements.

KPMG LLP

Calgary, Canada

May 9, 2003

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2002

(in thousands, except share data)

(in U.S. dollars)

	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$5,045	$5,502
Restricted cash	—	804
Accounts receivable, net of allowance for doubtful accounts of $87 and $72, respectively	4,822	3,289
Other assets	850	588

Total current assets	10,717	10,183
Capital assets, net (Notes 3 and 14)	2,239	2,762
Goodwill, net (Notes 4 and 14)	3,982	4,784
Other assets	567	567

Total assets	$17,505	$18,296

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$865	$645
Accrued liabilities	3,017	1,938
Deferred revenue	5,152	1,297
Current portion of capital lease obligations (Note 13)	97	201
Current portion of note payable (Note 11)	1,652	—
Loans from related parties	—	63

Total current liabilities	10,783	4,144
Capital lease obligations, excluding current portion (Note 13)	45	54
Note payable, excluding current portion (Note 11)	—	1,950
Other liabilities	24	—

Total liabilities	10,852	6,148

Shareholders’ equity:
Share capital, no par value, unlimited shares authorized, 58,625,216 and 53,121,681 shares issued and outstanding, respectively	57,524	51,861
Share capital to be issued	—	2,877
Share capital held by subsidiary	(66)	(66)
Accumulated deficit	(50,036)	(41,379)
Cumulative exchange adjustment	(769)	(1,145)

Total shareholders’ equity	6,653	12,148

Commitments and contingencies (Notes 10, 13 and 15)
Total liabilities and shareholders’ equity	$17,505	$18,296

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2003 and 2002

and the eleven months ended March 31, 2001

(in thousands, except per share and share data)

(in U.S. dollars)

	2003	2002	2001
Revenues (Note 14)	$18,190	$9,863	$4,975
Cost of revenues	1,650	1,244	782

Gross profit	16,540	8,619	4,193

Operating expenses:
Sales and marketing	12,125	10,750	11,672
Research and development	4,963	4,521	3,584
General and administrative (excluding $326, $0, and $0 of stock-based compensation)	5,710	5,659	8,044
Stock-based compensation (Note 7)	326	—	—
Special charges (Note 9)	415	—	—

Total operating expenses	23,539	20,930	23,300

Operating loss	(6,999)	(12,311)	(19,107)
Interest (expense) income, net	(182)	(108)	396
Amortization of goodwill (Note 4)	—	(3,727)	(3,203)
Impairment of goodwill (Note 4)	(888)	(2,508)	—
Foreign exchange (loss) gain, net	(59)	110	5
Other (expense) income, net	(19)	(359)	177
Minority interest	—	112	40

Loss before income taxes	(8,147)	(18,791)	(21,692)
Provision for income taxes (Note 8)	510	—	—

Net loss	$(8,657)	$(18,791)	$(21,692)

Loss per share—basic and diluted	$(0.16)	$(0.46)	$(0.87)

Weighted-average common shares	53,259,938	40,869,526	24,903,458

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended March 31, 2003 and 2002

and the eleven months ended March 31, 2001

(in thousands, except share data)

(in U.S. dollars)

	Share Capital		Share Capital to be Issued		Share Capital Held by Subsidiary	Accumulated Deficit	Special Warrants	Cumulative Exchange Adjustment	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE, APRIL 30, 2000	27,423,030	$60	—	$—	$—	$(896)	$24,357	$(285)	$23,236
Exercise of stock options	303,958	570	—	—	—	—	—	—	570
Conversion of special warrants and remaining issuance costs	9,726,000	24,213	—	—	—	—	(24,357)	—	(144)
Exercise of warrants	3,694,934	4,536	—	—	—	—	—	—	4,536
Issued to acquire Tracer	600,000	6,464	—	—	—	—	—	—	6,464
Share capital held by subsidiary	—	—	—	—	(66)	—	—	—	(66)
Cumulative exchange adjustment	—	—	—	—	—	—	—	(675)	(675)
Net loss	—	—	—	—	—	(21,692)	—	—	(21,692)

BALANCE, MARCH 31, 2001	41,747,922	35,843	—	—	(66)	(22,588)	—	(960)	12,229
Exercise of stock options	13,000	9	—	—	—	—	—	—	9
Sale of special warrants, net of issuance costs	—	—	—	—	—	—	9,706	—	9,706
Conversion of special warrants	3,000,000	9,706	—	—	—	—	(9,706)	—	—
Issued in public share offering, net of issuance costs	7,170,400	5,212	—	—	—	—	—	—	5,212
Issued in private placement, net of issuance costs	440,834	322	—	—	—	—	—	—	322
Exercise of warrants	749,525	769	—	—	—	—	—	—	769
Issued to acquire remaining interest in BakBone KK	—	—	2,100,000	2,877	—	—	—	—	2,877
Cumulative exchange adjustment	—	—	—	—	—	—	—	(185)	(185)
Net loss	—	—	—	—	—	(18,791)	—	—	(18,791)

BALANCE, MARCH 31, 2002	53,121,681	51,861	2,100,000	2,877	(66)	(41,379)	—	(1,145)	12,148
Exercise of stock options	217,000	144	—	—	—	—	—	—	144
Issued in private placement, net of issuance costs	1,917,788	1,000	—	—	—	—	—	—	1,000
Exercise of warrants	1,268,747	1,316	—	—	—	—	—	—	1,316
Issued to acquire remaining interest in BakBone KK	2,100,000	2,877	(2,100,000)	(2,877)	—	—	—	—	—
Stock-based compensation	—	326	—	—	—	—	—	—	326
Cumulative exchange adjustment	—	—	—	—	—	—	—	376	376
Net loss	—	—	—	—	—	(8,657)	—	—	(8,657)

BALANCE, MARCH 31, 2003	58,625,216	$57,524	—	$—	$(66)	$(50,036)	$—	$(769)	$6,653

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2003 and 2002

and the eleven months ended March 31, 2001

(in thousands)

(in U.S. dollars)

	2003	2002	2001
Cash flows from operating activities:
Net loss	$(8,657)	$(18,791)	$(21,692)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	899	4,637	3,788
Stock-based compensation	326	—	—
Non-cash special charges	104	—	—
Impairment of goodwill	888	2,508	—
Minority interest	—	(112)	(40)
Loss on disposal of capital assets	—	443	13
Gain on sale of non-operating subsidiaries	—	(119)	—
Unrealized loss on investment	—	76	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(1,533)	(1,885)	(363)
Other assets	(262)	(10)	(568)
Accounts payable	220	(723)	190
Accrued liabilities	1,103	647	417
Deferred revenue	3,855	626	273

Net cash used in operating activities	(3,057)	(12,703)	(17,982)

Cash flows from investing activities:
Capital expenditures	(415)	(433)	(3,011)
Cash expenditures related to acquisitions, net of cash acquired	—	(117)	(1,614)
Proceeds from sale of capital assets	2	41	26

Net cash used in investing activities	(413)	(509)	(4,599)

Cash flows from financing activities:
Payments of capital lease obligations	(202)	(177)	(132)
Proceeds from note payable	—	—	2,500
Payments of note payable	(298)	(812)	(288)
Proceeds from issuance of special warrants	—	9,734	—
Proceeds from public offering	—	5,681	—
Proceeds from private placement	1,075	332	—
Offering costs related to equity financings	(75)	(507)	(144)
Proceeds from exercise of stock options	144	9	570
Proceeds from exercise of warrants	1,316	769	4,536
Payments of related party loans	(63)	(12)	—
Decrease (increase) in restricted cash	804	66	(870)

Net cash provided by financing activities	2,701	15,083	6,172

Effect of exchange rate changes on cash and cash equivalents	312	(184)	(511)

Net (decrease) increase in cash and cash equivalents	(457)	1,687	(16,920)
Cash and cash equivalents, beginning of period	5,502	3,815	20,735

Cash and cash equivalents, end of period	$5,045	$5,502	$3,815

Cash paid during the period for:
Interest	$204	$291	$77

Income taxes	$60	$—	$—

Supplemental disclosures of cash flow information:
Fair value of assets acquired, net of cash acquired	$—	$—	$688

Liabilities assumed in acquisition	$—	$—	$970

Acquisition consideration classified in accrued liabilities	$—	$170	$—

Non-cash investing and financing activities:
Equipment acquired under capital leases	$89	$—	$555

Investment received from sale of non-operating subsidiaries	$—	$126	$—

Share capital issued in connection with acquisitions	$2,877	$—	$6,509

Share capital to be issued in connection with acquisitions	$—	$2,877	$—

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002

(in U.S. dollars)

(1)    The Company and Business Combinations

BakBone Software Incorporated (BakBone or the Company) is an international storage management software company that develops and globally distributes storage management solutions to the open systems markets, providing data protection and management solutions scalable from workgroup to enterprise. The Company’s corporate headquarters is located in San Diego, California.

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

On March 16, 2000, the Company acquired 100% of NVS Holdings Inc. (NVS). This acquisition resulted in a reverse takeover of the Company by NVS as the greater proportion of the voting shares of the Company were held by NVS shareholders after the acquisition. Concurrent with the reverse takeover of the Company, the merged entity acquired NetVault Holdings Limited, NetVault Limited and an aggregate 47% of BakBone KK. At the time of this acquisition, NetVault Holdings Limited was a non-operating private shell while NetVault Limited and BakBone KK had substantive operations.

On June 9, 2000, the Company acquired all of the issued and outstanding common shares of Tracer Technologies, Inc. and its 50% ownership of the common shares of Tracer Technologies Japan Corporation (collectively Tracer), for cash and acquisition costs totaling $1.6 million (net of cash acquired of $800,000) and 600,000 common shares of the Company valued at $6.5 million on the date of acquisition. The excess of purchase price over the fair value of the net assets acquired of $400,000 was $8.5 million. In order to retain certain principals of Tracer as employees, the Company issued stock options to acquire 250,000 common shares at an exercise price of $4.06 ($6.00 Canadian) per share. One of the principals is a relative of a former director of the Company and received options to acquire 62,500 common shares. The former director also indirectly received 3,060 common shares of the Company through his ownership in Tracer Technologies Japan Corporation (Tracer KK), one of the former shareholders of Tracer.

In January 2002, the Company acquired an additional 25% of Tracer KK in exchange for $100,000 in cash and contingent consideration, consisting of $100,000 in cash and 30,000 shares of the Company’s common stock. The $100,000 in cash was paid in fiscal 2003; however, as specific milestones were not met, the 30,000 shares of the Company’s Common Stock were never issued. The excess of purchase price over the fair value of net assets acquired was $99,000. In March 2002, the Company acquired the remaining 25% of Tracer KK for nominal consideration. Both acquisitions were accounted for by the purchase method of accounting. Following the March 2002 acquisition, Tracer KK became a wholly owned subsidiary of the Company.

In March 2002, the Company acquired the remaining 53% of BakBone KK for 2,100,000 common shares of the Company, valued at $2.9 million at the time of acquisition, and $170,000 in cash. The 2,100,000 shares were issued and the $170,000 was paid during fiscal 2003. The acquisition was accounted for by the purchase method of accounting and the excess of purchase price over the fair value of the net assets acquired was $3.1 million.

During fiscal 2003, the Company executed two intercompany mergers in order to simplify its corporate structure. These transactions reduced the number of BakBone wholly owned subsidiaries from two to one, in both Asia and Europe. The transactions had no effect on the consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

(2)    Significant Accounting Policies

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States, except as outlined in Note 16.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, BakBone Software, Inc., BakBone Software Ltd. (formerly NetVault Holdings Ltd.), BakBone Acquisition Corp. (formerly Tracer Technologies, Inc.) and BakBone KK. All intercompany transactions and accounts have been eliminated in consolidation.

Prior to the March 2002 acquisitions, upon which BakBone KK and Tracer KK became wholly owned subsidiaries of the Company, the Company recorded entries to account for the minority interests in the net income or loss of BakBone KK and Tracer KK. As the minority interest parties were not legally liable to fund BakBone KK and Tracer KK’s net losses, the Company did not record their minority interest share of BakBone KK and Tracer KK’s net losses to the extent it would result in a minority interest receivable. In conjunction with the March 2002 acquisitions, all minority interest liabilities were eliminated.

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

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

(d) Capital Assets

Capital assets are recorded at cost and depreciated using the straight-line method over the assets’ useful lives as follows:

Computer equipment and software	3–5 years
Furniture and fixtures	5–7 years
Leasehold improvements	Shorter of estimated useful life or life of lease
Capitalized leased assets	Shorter of estimated useful life or life of lease

(e) Goodwill

The Company has recorded goodwill in connection with the acquisitions it has completed in prior periods. As of April 1, 2002, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets (CICA Section 3062) and accordingly, ceased amortization of goodwill and performed the transitional impairment test prescribed by CICA Section 3062. The transitional impairment test was completed as of April 1, 2002, and resulted in no indication of impairment. The Company reviews goodwill for impairment during the first quarter of each fiscal year or when an event or a change in facts and circumstances indicates the fair value of a reporting unit may be below its carrying amount. Events or changes in facts and circumstances that we consider as impairment indicators include the following:

•	significant underperformance of its business relative to expected operating results;

•	significant adverse economic and industry trends;

•	significant decline in stock price;

•	significant decline in revenues; and

•	expectations that a reporting unit will be sold or otherwise disposed of.

The annual goodwill impairment test consists of a two-step process as follows:

Step 1.    The Company compares the fair value of its reporting units to their carrying amount, including any existing goodwill. If the carrying amount of a reporting unit exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company then performs the second step of the impairment test. If the fair value of the reporting unit exceeds its carrying amount, no further analysis is required.

Step 2.    The Company compares the implied fair value of a reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets and its liabilities in a manner similar to a purchase price allocation, to its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

(f) Revenue Recognition

The Company recognizes software license revenue upon delivery, provided all significant obligations have been met, persuasive evidence of an arrangement exists, fees are fixed and determinable, collections are probable, and the Company is not involved in significant production, customization, or modification of the software or services that are essential to the functionality of the software.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

If the arrangement involves significant production, customization, or modification of software or service essential to the functionality of the software, the revenue is generally recognized under contract accounting using either the completed contract or percentage complete method of contract accounting. For arrangements that contain inherent risks related to the preparation of project cost estimates, the Company generally utilizes the completed contract method of revenue recognition. For arrangements in which the inherent risks do not exist or are sufficiently mitigated, the Company utilizes the percentage complete method of revenue recognition.

The Company often licenses software in multiple element arrangements in which a customer purchases a combination of software, post-contractual support (PCS) and/or professional services. PCS includes rights to unspecified upgrades and enhancements, and telephone support. Professional services relate to implementation services and training. When vendor specific objective evidence (VSOE) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. We determine VSOE of fair value of PCS based on renewal rates for the same term PCS.

In a multiple element arrangement whereby VSOE of fair value exists for all undelivered elements but VSOE of fair value does not exist for one or more delivered elements, revenue is recognized using the residual method. Under the residual method, the fair value of undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue, assuming delivery has occurred and collectibility is probable. Revenue allocated to PCS is recognized ratably over the contractual term, generally one year.

The Company has standard payment terms, which it offers to all of its customers, and the Company does not offer any extended payment terms. In addition, the Company’s sales agreements do not contain stock balancing rotation rights.

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

(i) Loss per Share

Basic earnings or loss per share is calculated using the weighted-average number of common shares outstanding. Diluted earnings or loss per share is calculated similar to basic earnings or loss per share except that the weighted-average shares outstanding are increased to include additional shares from the assumed exercise of potential common shares, if dilutive. For the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, 8,252,631, 10,561,095, and 14,579,746 potential common shares, respectively, were excluded from the computations of diluted loss per share as their effect was anti-dilutive.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

(j) Stock-Based Compensation

Effective April 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (CICA Section 3870), under which the Company is required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and to all direct awards of stock to employees. The Company will continue to use settlement date accounting to account for employee stock options, whereby the Company does not record stock-based compensation for stock options granted to employees.

(k) Income Taxes

The Company applies the asset and liability method of accounting for deferred income taxes, under which future income tax assets and liabilities are determined based on temporary differences and are measured using the current, or substantially enacted, tax rates and laws expected to apply when these differences reverse. In preparing the consolidated financial statements, the Company estimates its income tax liability in each of the jurisdictions in which it operates by estimating its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial statement purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required in assessing the realizability of the Company’s deferred tax assets. In performing this assessment, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the event that actual results differ from its estimates or the Company adjusts its estimates in future periods, the Company may need to reduce its valuation allowance which could materially impact its financial position and results of operations.

(l) Financial Instruments and Market Risk

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, notes payable and loans from related parties constitute financial instruments. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value given the relatively short periods to maturity. The carrying value of notes payable approximates its fair value because its interest rates and other terms are comparable to those currently available to the Company in the marketplace. The fair value of loans from related parties cannot be ascertained due to the related party nature of the debt.

The Company is exposed to the risks that arise from fluctuations in foreign exchange rates and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

During the year ended March 31, 2003, one customer represented approximately 16% of total revenues. During the year ended March 31, 2002 and the eleven months ended March 31, 2001, no single customer represented more than 10% of total revenues.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which results in a provision for bad debt expense. The Company

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

determines the adequacy of this allowance by evaluating individual customer accounts receivable, considering the customer’s financial condition, credit history and current economic conditions.

(m) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Areas where significant judgment are made include, but are not limited to: allowance for doubtful accounts, deferred income tax asset valuation allowance, revenue recognition, capital assets and goodwill valuation, and contingencies. Actual results could differ from those estimates.

(n) Reclassification

Certain prior period amounts shown in the consolidated financial statements have been reclassified to conform to the current presentation.

(3)    Capital Assets

Capital assets consisted of the following at March 31, 2003 and 2002 (in thousands):

	Cost	Accumulated depreciation	Net book value
March 31, 2003:
Computer equipment and software	$3,051	$1,529	$1,522
Furniture and fixtures	632	297	335
Leasehold improvements	517	135	382

	$4,200	$1,961	$2,239

March 31, 2002:
Computer equipment and software	$2,833	$959	$1,874
Furniture and fixtures	523	154	369
Leasehold improvements	620	101	519

	$3,976	$1,214	$2,762

(4)    Goodwill and Intangible Assets

In September 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 1581, Business Combinations, and CICA Section 3062. The new standards require that the purchase method of accounting be used for business combinations and require that goodwill no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet in order to be recognized and reported apart from goodwill. The Company adopted these new standards as of April 1, 2002 and accordingly, discontinued the amortization of goodwill. Furthermore, the Company had no separately identifiable intangible assets as of April 1, 2002.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

As of April 1, 2002, the Company had unamortized goodwill of $4.8 million. Net loss would have been as follows if CICA Section 3062 had been adopted on April 1, 2000 (in thousands, except per share data):

	Year ended March 31, 2003	Year ended March 31, 2002	Eleven months ended March 31, 2001
Net loss, as reported	$(8,657)	$(18,791)	$(21,692)
Add: amortization of goodwill	—	3,727	3,203

Net loss, as adjusted	$(8,657)	$(15,064)	$(18,489)

Net loss per share:
Net loss, as reported	$(0.16)	$(0.46)	$(0.87)

Net loss, as adjusted	$(0.16)	$(0.37)	$(0.74)

In connection with the transitional goodwill impairment evaluation as of April 1, 2002, specified by CICA Section 3062, the Company completed the first step of the transitional impairment test of goodwill by the end of the second quarter of fiscal 2003. The first step of the transitional goodwill impairment test required the Company to determine and compare the fair value of its defined reporting units to their carrying values as of April 1, 2002. The fair value of each reporting unit was determined using a discounted cash flow valuation analysis. The carrying value of each reporting unit was determined by specifically identifying and allocating the assets and liabilities of BakBone to each reporting unit based on headcount, relative revenues, or other methods as deemed appropriate by management. The Company believes that the assumptions made for these analyses are reasonable and consistent. The estimated fair values exceeded the carrying values for each reporting unit, resulting in no indication of impairment. Consequently, the second step of the impairment test was not required.

During the first two quarters of fiscal 2003, total revenues generated by MagnaVault, the Company’s comprehensive secondary storage archival storage management software for UNIX and Linux host operating environments, experienced a significant decline. This trend continued into the third quarter of fiscal 2003, and in November 2002, the Company decided to “end of life” the MagnaVault product, whereby all activities, with the exception of customer support, related to MagnaVault would cease permanently, effective December 31, 2002. In connection with this decision, the Company terminated several employees and closed its Maryland office facility. Based on this triggering event, in accordance with CICA Section 3062, the Company was required to perform an impairment analysis on the MagnaVault-related goodwill as of December 31, 2002. The first step in the impairment analysis involved comparing the carrying values of the MagnaVault reporting units to their fair values. It was determined that the carrying values of the reporting units exceeded the estimated fair values, and consequently, step two of the impairment test was required. As a result of step two, the related goodwill was deemed impaired and the Company recognized a charge of $442,000 in the third quarter of fiscal 2003. The charge represented the amount by which the goodwill’s carrying value exceeded its estimated fair value, a component of which related to the estimated terminal value of the MagnaVault intellectual property (MagnaVault IP). During the third quarter of fiscal 2003, the Company began negotiations with a third party to sell the MagnaVault IP. As of December 31, 2002, it appeared likely that the sale of the MagnaVault IP would be consummated. The negotiations continued into the fourth quarter of fiscal 2003; however, as of March 31, 2003, management believed the probability of a successful sale of the MagnaVault IP to the aforementioned third party to be unlikely. Based on this triggering event, the Company performed an additional impairment analysis, following the steps outlined above, on the MagnaVault-related goodwill. As a result of the additional analysis,

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

the related goodwill was deemed impaired and the Company recognized a charge of $446,000 in the fourth quarter of fiscal 2003. This charge represented the remaining carrying value of the MagnaVault-related goodwill. The goodwill balance of $4.0 million as of March 31, 2003 relates entirely to the Company’s NetVault product line.

(5)    Equity

Public Offering

In December 2001, the Company completed a public offering of 7,170,400 units at a price of $0.80 per unit for gross proceeds of $5.7 million, excluding issuance costs of $469,000. Each unit was comprised of one common share and one-quarter common share purchase warrant. Each full share purchase warrant entitled the holder to purchase one common share at $1.04 and expired 120 days from the closing of this offering. As of March 31, 2003, 1,789,100 of the purchase warrants had been exercised, resulting in gross proceeds of $1.9 million. The remaining 3,500 purchase warrants expired unexercised in April 2002. In connection with the offering, the Company issued 250,000 Agent Options to a third party who assisted in the offering. The Agent Options entitled the holder thereof to purchase, at a price of $0.99, one common share and expired in December 2002. As of March 31, 2003, 210,000 of the Agent Options had been exercised for gross proceeds of $209,000. The remaining 40,000 Agent Options expired unexercised in December 2002.

Private Offerings

In January 2003, the Company completed a private offering of 1,917,788 units at a price of $0.56 per unit for gross proceeds of $1.1 million, excluding issuance costs of $75,000. Each unit was comprised of one common share and one-half common share purchase warrant. Each full share purchase warrant entitles the holder to purchase one common share at $0.64 and expires one year from the closing of the offering. The parties to the offering consisted of various members of Company management and employees. As of March 31, 2003, none of the 958,894 purchase warrants had been exercised and all remained outstanding.

In February 2002, the Company completed a private offering of 440,834 units at a price of $0.75 per unit for gross proceeds of $332,000, excluding issuance costs of $10,000. Each unit was comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at $0.75 and expired one year from the closing of the offering. The parties to the offering consisted of various members of Company management and employees. During the year ended March 31, 2003, 19,167 purchase warrants were exercised for gross proceeds of $14,000. The remaining 421,667 purchase warrants expired unexercised in February 2003.

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

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

Warrant activity is summarized as follows:

	Number of special warrants	Number of other warrants	Total warrants	Weighted- average exercise price
Balance at April 30, 2000	9,936,995	322,500	10,259,495	$0.02
Issued	—	5,249,995	5,249,995	4.39
Exercised for no consideration	(9,936,995)	—	(9,936,995)	—
Exercised for cash	—	(3,694,934)	(3,694,934)	1.23
Expired	—	(35,566)	(35,566)	8.82

Balance at March 31, 2001	—	1,841,995	1,841,995	9.88
Issued	3,000,000	3,983,434	6,983,434	1.39
Exercised for no consideration	(3,000,000)	—	(3,000,000)	—
Exercised for cash	—	(749,525)	(749,525)	1.03
Expired	—	(3,341,995)	(3,341,995)	7.62

Balance at March 31, 2002	—	1,733,909	1,733,909	0.97
Issued	—	1,568,899	1,568,899	0.68
Exercised for cash	—	(1,268,747)	(1,268,747)	1.04
Expired	—	(465,167)	(465,167)	0.77

Balance at March 31, 2003	—	1,568,894	1,568,894	$0.68

All warrants outstanding as of March 31, 2003 were exercisable.

During the year ended March 31, 2003, the Company granted 510,000 and 100,000 warrants to service providers and an employee, respectively, with per share prices ranging from $0.60 to $0.83. As of March 31, 2003, these warrants were fully vested and related to past services provided.

Escrowed Shares

In March 2000, in connection with the NVS acquisition, 10,425,000 common shares were deposited in escrow, of which one-third were scheduled to be released on September 16, 2000, March 16, 2001 and September 16, 2001. In July 2000, in order to obtain receipt of the final prospectus from the Province of Ontario, the Company entered into an additional escrow agreement covering 5,285,686 common shares, of which 4,956,686 related to the March 2000 escrowed shares and were re-deposited under this escrow agreement. These common shares were to be released in three equal installments on July 13, 2001, July 13, 2002 and July 13, 2003. As of March 31, 2003, the first two installments had been released in full on the dates specified above.

The total common shares released during the years ended March 31, 2003 and 2002, were 1,761,894 and 3,584,667, respectively. As of March 31, 2003, 1,761,897 common shares remained in escrow and will be released on July 13, 2003.

(6)    Stock-Based Awards

The Company has a stock option plan (the Plan) pursuant to which the Board of Directors of the Company may grant nontransferable stock options to purchase common shares of the Company to directors, officers, employees, advisors and consultants. As of March 31, 2003, 2002 and 2001, 6,283,000, 4,596,042, and 3,809,042

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

common shares, respectively, have been reserved for issuance under this plan. The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of grant (calculated on a non-diluted basis). The options vest generally over four years and are exercisable for a maximum term of ten years.

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

In October 2000, the Company repriced 1,698,000 stock options from $11.82 to $7.74.

A summary of the status of the Company’s stock option plan is as follows:

	Number of options	Weighted-average exercise price
Outstanding at April 30, 2000	2,340,904	$8.00
Granted	2,059,000	9.35
Exercised	(303,958)	1.88
Cancelled	(760,908)	9.00

Outstanding at March 31, 2001	3,335,038	8.40
Granted	2,716,464	2.26
Exercised	(13,000)	0.69
Cancelled	(3,282,689)	6.68

Outstanding at March 31, 2002	2,755,813	2.62
Granted	2,101,455	1.30
Exercised	(217,000)	0.71
Cancelled	(1,335,013)	3.07

Outstanding at March 31, 2003	3,305,255	1.78

Exercisable at March 31, 2003	2,395,386	$1.89

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

The following table summarizes information regarding stock options outstanding and exercisable at March 31, 2003:

	Options outstanding
Exercise prices	Number outstanding	Average remaining contractual life (years)	Weighted-average exercise price	Options exercisable
				Number exercisable	Weighted-average exercise price
$0.58 to $0.95	108,729	9.21	$0.77	—	$—
$1.04 to $1.16	895,926	8.83	1.06	653,495	1.05
$1.22 to $1.36	1,703,200	9.07	1.30	1,400,000	1.29
$1.48 to $1.54	161,000	9.05	1.53	—	—
$3.33 to $4.08	272,900	5.87	3.72	182,870	3.82
$8.39 to $8.50	163,500	3.02	$8.46	159,021	$8.46

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

(7)    Stock-Based Compensation and Other Stock-Based Payments

Effective April 1, 2002, the Company adopted CICA Section 3870, under which the Company is required to apply a fair value-based method of accounting for all stock-based payments issued to non-employees and to all direct awards of stock to employees. The Company will continue to use settlement date accounting to account for employee stock options, whereby stock-based compensation is not generally recognized in connection with options granted to employees.

During the year ended March 31, 2003, the Company recognized $326,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees. The Company issued warrants to the non-employees in connection with services they rendered to the Company. The fair value of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation expense during the year ended March 31, 2003.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

In addition to the disclosures relating to the Company’s outstanding stock options presented in Note 6, CICA Section 3870 requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options and warrants under the fair value method. The Company has elected to disclose pro forma net loss and pro forma loss per share as if the Company had accounted for its employee stock options and warrants issued since April 1, 2002 under the fair value method. A summary of the pro forma disclosure and the impact on the consolidated statements of operations for the year ended March 31, 2003 would have been as follows (in thousands, except per share data):

Net loss, as reported	$(8,657)
Compensation expense determined under the fair value method for employee stock options and warrants	860

Pro forma net loss	$(9,517)

Net loss per share:
Net loss, as reported	$(0.16)

Pro forma net loss	$(0.18)

The fair value of employee stock option and warrants granted during the year ended March 31, 2003 was estimated at the date of grant using the Black-Scholes option-pricing model using the following assumptions:

	Options	Warrants
Risk-free interest rate	3.72%	1.79%
Dividend yield	—	—
Volatility factor	100%	100%
Weighted-average expected life	2.83	2.00

The Company has assumed no forfeiture rate; adjustments for actual forfeitures are made in the period they occur. The weighted-average fair value of employee stock options and warrants granted during the year ended March 31, 2003 was $0.73 and $0.65, respectively.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

(8)    Income Taxes

The income tax effects of the temporary differences that give rise to significant portions of the Company’s deferred tax assets as of March 31, 2003 and 2002 are presented below by tax jurisdiction (in thousands):

	Canada	United States	United Kingdom	Japan	Total
March 31, 2003:
Deferred tax assets:
Accruals	$507	$945	$118	$28	$1,598
Net operating losses	574	12,273	1,322	193	14,362

	1,081	13,218	1,440	221	15,960
Less valuation allowance	(1,081)	(13,188)	(1,440)	(219)	(15,928)

Deferred tax assets	—	30	—	2	32
Deferred tax liabilities—capital assets	—	(30)	—	(2)	(32)

Net deferred tax assets	$—	$—	$—	$—	$—

March 31, 2002:
Deferred tax assets:
Accruals	$507	$264	$1	$28	$800
Net operating losses	542	10,929	1,205	135	12,811

	1,049	11,193	1,206	163	13,611
Less valuation allowance	(1,049)	(11,193)	(1,206)	(156)	(13,604)

Deferred tax assets	—	—	—	7	7
Deferred tax liabilities—capital assets	—	—	—	(7)	(7)

Net deferred tax assets	$—	$—	$—	$—	$—

A reconciliation of the expected income tax benefit to the actual income tax expense reported in the consolidated statements of operations is as follows (in thousands):

	2003	2002	2001
Computed expected income tax benefit at Canadian statutory income tax rate of 41.1%, 41.1% and 41.7% for 2003, 2002 and 2001, respectively	$(3,350)	$(7,727)	$(9,053)
Foreign tax rate differential	556	518	1,039
Debt discharge	615	—	—
Nondeductible goodwill	365	2,193	652
Unrecognized recoveries from losses	2,324	5,883	7,349
Permanent differences	—	(867)	13

Actual income tax expense	$510	$—	$—

The fiscal 2003 income tax expense of $510,000 relates to foreign operations and activities.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

The net change in the total valuation allowance for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, was an increase of $2.3 million, $6.0 million and $7.3 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of deferred taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected deferred taxable income, and tax planning strategies in making this assessment. Based on the level of historical operating results and projections of deferred taxable income, management has determined that it is more likely than not that the portion of deferred tax assets not utilized through the reversal of deferred tax liabilities will not be realized. Accordingly, the Company has recorded a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company has Canadian non-capital losses of CDN$2.1 million at March 31, 2003 that are available to apply against future Canadian taxable income. These losses begin to expire in 2007.

BakBone Software, Inc. has net federal operating loss carryforwards of $30.6 million at March 31, 2003 that are available as reductions to its taxable income in future years. These carryforwards will begin to expire in 2020.

BakBone Software Ltd. has trade loss carryforwards of UK£2.3 million at March 31, 2003 that are available as reductions to its taxable income in future years. These carryforwards generally have an indefinite carry forward period.

BakBone Software KK has net operating loss carryforwards of ¥53.0 million at March 31, 2003 that are available as reductions to its taxable income in future years. These carryforwards began to expire in 2003.

(9)    Special Charges

In November 2002, the Company undertook a plan to cease all activities, with the exception of customer support, related to its MagnaVault product offering, effective December 31, 2002. In the third quarter of fiscal 2003 and in connection with the MagnaVault exit activities, the Company recorded special charges of $415,000, related primarily to a specific workforce reduction, idle facility costs and the impairment of fixed assets. A summary of these charges is as follows (in thousands):

	Total Charge	Payments	Non-cash Charges	Liability at March 31, 2003
Employee severance	$87	$87	$—	$—
Idle facility	192	33	—	159
Fixed asset impairments and other exit costs	136	32	104	—

Total	$415	$152	$104	$159

The current and non-current portions of the idle facility liability are included in “Accrued Liabilities” and “Other Liabilities”, respectively, in the consolidated balance sheet as of March 31, 2003.

(10)    Retirement Plans

During the eleven months ended March 31, 2001, the Company established a voluntary deferred contribution plan for employees in the United States (the U.S. Plan) in accordance with the provisions of the

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

Internal Revenue Code Section 401(k). The U.S. Plan allows participants to contribute up to 15% of their annual salary, subject to certain limitations, as provided by federal law. Each year, the Company’s Board of Directors determines the amount, if any, of the Company’s matching contributions. There were no matching contributions to the U.S. Plan during the years ended March 31, 2003 and 2002 or during the eleven months ended March 31, 2001.

The Company maintains a voluntary defined contribution plan for employees in the United Kingdom (the U.K. Plan). The U.K. Plan allows participants to defer a minimum of 3% of their annual salary with a maximum contribution ranging from 17.5% to 40% of salary, depending on the age of the participant. In addition, the U.K. Plan calls for the Company to annually match 5% of each participant’s salary; these matching contributions vest immediately. During the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, the Company contributed $195,000, $149,000, and $76,000 respectively, to the U.K. Plan.

The Company currently maintains no retirement plans for employees working in Japan.

(11)    Note Payable

The Company has an unsecured term loan with a bank, which bears interest at 7.5% and matures on December 31, 2003. During the year ended March 31, 2003, the Company made principal and interest payments totaling $447,000. As the loan matures in December 2003, it is classified as short-term.

(12)    Related Party Transactions

A director of the Company is a partner of a law firm that provides legal services to the Company. During the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, the Company paid the associated law firm $118,000, $120,000 and $270,000, respectively, relating to the services rendered. As of March 31, 2003, there was $48,000 owed to this related party.

A director of the Company has provided certain consulting and legal advice to the Company. During the years ended March 31, 2003 and 2002, and the eleven months ended March 31, 2001, the Company paid the director $57,000, $155,000 and $62,000, respectively, relating to the services rendered. As of March 31, 2003, no amounts were owed to this related party.

A director of the Company is the president of a firm which provided certain consulting services to the Company. During the year ended March 31, 2003, the Company paid the firm $72,000 relating to the services rendered. The Company made no payments to this related party during the year ended March 31, 2002 and the eleven months ended March 31, 2001. As of March 31, 2003, there was $12,000 owed to this related party.

A former director of the Company provided certain consulting and investor relation services to the Company. During the year ended March 31, 2002 and the eleven months ended March 31, 2001, the Company paid the former director $41,000 and $70,000, respectively, relating to the services rendered. The Company made no payments to this related party during the year ended March 31, 2003. As of March 31, 2003, there was no amount owed to this related party.

Prior to the acquisition of BakBone KK, two former directors and officers of the Company provided interest-free loans to BakBone KK. As of March 31, 2002, the balance owed to these individuals totaled $63,000.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

During the year ended March 31, 2003, these loans were paid in full. As of March 31, 2003, there was no amount owed to this related party.

(13)    Commitments and Contingencies

(a) Litigation

The Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, based in part on the advice of legal counsel, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

(b) Leases

The Company leases certain facilities and equipment under non-cancelable operating and capital leases. Future minimum lease payments for years ending March 31 are as follows (in thousands):

	Capital leases	Operating leases
2004	$105	$1,566
2005	35	1,084
2006	13	562
2007	—	256
2008	—	63
Thereafter	—	352

Total minimum lease payments	153	$3,883

Less amount representing interest	(11)

Present value of net minimum lease payments, including current portion of $97	$142

Rent expense for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001 approximated $1.7 million, $1.6 million and $1.2 million, respectively.

The net book value of assets under capital leases at March 31, 2003 and 2002 was approximately $142,000 and $255,000, respectively, which are net of accumulated amortization of $378,000 and $176,000, respectively.

The Company has an operating lease for a facility in Maryland which became idle during the year ended March 31, 2003 when the Company ceased all activities, with the exception of customer support, related to its MagnaVault product offering. As the facility will most likely remain idle through the end of the lease term, May 2004, the Company recorded a liability in the amount of $192,000 representing the present value of the future lease payments through May 2004. As of March 31, 2003, $159,000 of this liability remained, of which $135,000 and $24,000 are included in “Accrued liabilities” and “Other liabilities”, respectively, on the accompanying consolidated balance sheet.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

As of March 31, 2002, the Company had an operating lease for an idle facility in San Diego. The Company estimated that the facility would remain idle until October 2002, and thus, the Company recorded a liability and a corresponding expense in the statement of operations during the year ended March 31, 2002 in the amount of $212,000, representing the present value of the future lease payments through October 2002. In August 2002, the Company exchanged the leased space under the aforementioned operating lease for leased space in an adjacent building (the New Space), moved a portion of its operations into the New Space, and accordingly, reversed the carrying balance of the idle lease liability.

(c) Employee Benefit Trust

In connection with the Company’s acquisition of NetVault Holdings Ltd. in March 2000 and in an attempt to retain key NetVault Holdings Ltd. employees, 2,100,000 common shares of the Company were placed in an Employee Benefit Trust (EBT) and allocated to certain NetVault Holdings Ltd. employees. The Company incurs a National Insurance Contribution (NIC) liability in the United Kingdom, which is a tax on earned income, whenever an employee removes shares from the EBT. The NIC liability incurred equates to a percentage of the fair value of common shares removed on the date of removal. Due to the uncertain nature of estimating when shares will be removed from the EBT, NIC liabilities will be recorded when incurred. As of March 31, 2003, 951,168 allocated and unexercised shares remained in the EBT and the NIC liability rate as of this date was 11.8%.

(14)    Segment Information

The Company has segmented its operations by product line. In November 2002, the Company decided to “end of life” the MagnaVault product line. MagnaVault revenues for the year ended March 31, 2003 have been included below for comparative purposes. Subsequent to December 31, 2002, the Company’s operations consist of the NetVault product line only. Revenues are generated from the selling of software licenses and related support services. The following table represents a summary of revenues by product line for the periods presented (in thousands):

	2003	2002	2001
Revenues
Licensing:
NetVault	$14,493	$6,894	$2,378
MagnaVault	905	1,201	1,808

Total	15,398	8,095	4,186

Service:
NetVault	2,330	1,218	530
MagnaVault	462	550	259

Total	2,792	1,768	789

Total revenues	$18,190	$9,863	$4,975

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

The following table represents a summary of revenues by major geographic region for the years ended March 31, 2003 and 2002, and the eleven months ended March 31, 2001 (in thousands):

	2003	2002	2001
Revenues
Licensing:
Europe	$3,092	$1,355	$398
Asia	6,334	3,714	2,512
North America	5,972	3,026	1,276

Total	15,398	8,095	4,186

Service:
Europe	550	379	278
Asia	710	359	198
North America	1,532	1,030	313

Total	2,792	1,768	789

Total revenues	$18,190	$9,863	$4,975

The following table represents a summary of capital assets and goodwill by major geographic region as of March 31, 2003 and 2002 (in thousands):

	Europe	Asia	North America	Total
Identifiable assets as of March 31, 2003:
Capital assets, net	$374	$272	$1,593	$2,239
Goodwill, net	$907	$—	$3,075	$3,982
Identifiable assets as of March 31, 2002:
Capital assets, net	$431	$261	$2,070	$2,762
Goodwill, net	$821	$—	$3,963	$4,784

(15)    Subsequent Events

In April 2003, the Company entered into a non-binding letter of intent with a third party venture capital firm (VC Firm), pursuant to which the Company expects to, by way of private placement, issue to the VC Firm an aggregate of approximately 22,000,000 Series A preferred shares at CDN$1.00 per preferred share. The closing of the private placement is not guaranteed by the letter of intent and is subject to requisite regulatory and shareholder approval.

(16)    Differences between Accounting Principles Generally Accepted in Canada and in the United States

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

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

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

Stock Options Issued with Exercise Prices Less Than Fair Market Value

During the year ended March 31, 2002 and the eleven months ended March 31, 2001, certain stock options were granted to employees at prices less than the market value of the Company’s stock per the Toronto Stock Exchange (TSX) on the date of grant. In accordance with APB 25, the excess of the market value over the grant price, the intrinsic value, was recorded as share capital and the related deferred compensation is being amortized on a straight-line basis over the vesting period of the related stock options, generally four years.

Under U.S. GAAP, the Company recorded share capital and deferred compensation of $142,000 and $1.1 million related to the intrinsic value of stock options granted during the years ended March 31, 2002 and the eleven months ended March 31, 2001, respectively. The Company recorded compensation expense from the amortization of deferred compensation of $373,000, $915,000, and $4.3 million during the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, respectively. In addition, during the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, certain employees terminated service or participated in the August 2001 Option Cancel and Regrant Program, resulting in the forfeiture or cancellation of options. Accordingly, share capital and deferred compensation of $66,000, $4.0 million and $540,000 were reversed during the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, respectively. Deferred compensation remaining to be amortized as of March 31, 2003 and 2002 was zero and $442,000, respectively.

Employee Benefit Trust (EBT)

During the year ended March 31, 2003 and the eleven months ended March 31, 2001, the Company issued 130,000 and 9,000 EBT shares to employees, respectively. Under U.S. GAAP, the EBT shares are accounted for in accordance with APB 25, which requires compensation expense to be recorded based on the intrinsic value of the shares issued. The intrinsic value was determined using the closing price per the TSX on the date the related shares were allocated to each employee. The resulting value of the shares was recorded as share capital and the related deferred compensation is being amortized over the related vesting period, generally three years, for shares subject to vesting provisions. For those shares which vested immediately, the associated value was recorded directly to compensation expense on the date of grant. No EBT shares were issued during the year ended March 31, 2002.

Under U.S. GAAP, the Company recorded share capital and deferred compensation of $240,000, $0 and $84,000 related to the value of the EBT shares allocated to employees during the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, respectively. The Company recorded compensation expense of $9.0 million, $9.8 million and $9.0 million from the amortization of deferred compensation during the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, respectively. The Company reversed $21,000 of previously recorded compensation expense during the year ended March 31, 2002 due to forfeited shares. Deferred compensation remaining to be amortized as of March 31, 2003 and 2002 was $167,000 and $8.9 million, respectively.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

As of March 31, 2003 and 2002, there were 2,000 and 132,000 unallocated shares in the EBT, respectively. The Company recorded the aggregate value of the unallocated shares of $1,000 and $176,000 as of March 31, 2003 and 2002, respectively, in share capital and in employee benefit trust, a contra equity account. The Company used the closing price per share on the TSX on March 31, 2003 and 2002 in order to calculate the aggregate value of unallocated shares.

Incentive Shares

Under U.S. GAAP, the 40,000 and 635,000 unvested incentive shares issued to employees during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively, are accounted for in accordance with APB 25, which requires compensation expense to be recorded based on the intrinsic value of the shares issued. As such, the value of the underlying restricted incentive shares was determined using the closing price per the TSX on the date the incentive shares were allocated to each employee. The resulting value of the incentive shares was recorded as share capital and the related deferred compensation is being amortized over the related vesting period, generally four years.

The Company recorded deferred compensation and share capital of $361,000 and $15.4 million related to the value of the incentive shares issued during the eleven months ended March 31, 2001 and the year ended April 30, 2000, respectively. In addition, the Company recorded compensation expense of $1.5 million, $6.5 million and $4.6 million related to the amortization of deferred compensation during the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001, respectively. In addition, during the year ended March 31, 2002, certain employees holding incentive shares terminated service with the Company, resulting in a reversal of share capital and deferred compensation of $226,000, representing the carrying value of the unvested shares. Deferred compensation remaining to be amortized as of March 31, 2003 and 2002 was $268,000 and $1.9 million, respectively.

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

During the year ended March 31, 2002, the Company granted 2,664 stock options to a consultant with an exercise price of $4.33 per share. These options were fully vested upon grant and related to past services

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

rendered. The fair value of these options was determined using the Black-Scholes option-pricing model and no compensation expense was recorded as the fair value was immaterial.

During the year ended March 31, 2003, the Company issued warrants to various third-party service providers. However, upon the Company’s adoption of CICA Section 3870 on April 1, 2002, the accounting treatment related to these issuances is the same under Canadian and U.S. GAAP.

(b) Comprehensive Loss

Under U.S. GAAP, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (SFAS 130), which requires that companies report comprehensive income as a measure of overall performance. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The following table sets forth comprehensive loss for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001 (in thousands):

	2003	2002	2001
Net loss under U.S. GAAP	$(19,588)	$(37,405)	$(41,076)
Unrealized loss on marketable securities	13	(13)	—
Cumulative exchange adjustment	376	(30)	(839)

Comprehensive loss	$(19,199)	$(37,448)	$(41,915)

(c) Amortization and Impairment of Goodwill

U.S. GAAP does not permit the disclosure of income before amortization and impairment of goodwill, whereas under Canadian GAAP, such disclosure is permitted. Under U.S. GAAP, amortization and impairment of goodwill is classified under operating expenses in the consolidated statements of operations.

(d) Acquisition of Tracer

In connection with the acquisition of Tracer, the Company issued 250,000 stock options to principals of Tracer at a price of $3.76 per share. Of the stock options granted, one-third vested immediately and two-thirds vested over a period of two years. Under U.S. GAAP, the fair value of the immediately vested stock options is included in the acquisition cost of Tracer and was determined using the Black-Scholes option-pricing model resulting in a value of $637,000. The additional value resulted in an increase to goodwill, of which $212,000 and $177,000 was amortized during the year ended March 31, 2002 and the eleven months ended March 31, 2001, respectively, under U.S. GAAP. The options that vested over a period of two years are discussed in Note 16(a), Stock Options Issued with Exercise Prices Less Than Fair Market Value.

During the year ended March 31, 2002, the Company determined the carrying value of Tracer goodwill to be impaired. The aforementioned increase in goodwill under U.S. GAAP increased the carrying value of the Tracer KK related goodwill by $281,000 as of March 31, 2002. As the impairment charge is recorded for the amount by which the carrying value of the goodwill exceeds the fair value of the goodwill, the Company recorded an additional $281,000 impairment charge during the year ended March 31, 2002 under U.S. GAAP.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

As of March 31, 2002, the carrying value of Tracer-related goodwill, whose primary operations surrounded the development and distribution of the MagnaVault product, was identical for Canadian and U.S. GAAP. As the treatment of goodwill impairment during fiscal 2003 for Canadian and U.S. GAAP was also identical, the MagnaVault-related goodwill impairment recognized in fiscal 2003 did not give rise to any new GAAP reconciliation items.

(e) Acquisition of BakBone KK

Under U.S. GAAP, in order to use the carryover basis for an acquisition involving an entity under common control, a company must demonstrate control of greater than 50% of the voting interests of the acquired entity prior to the acquisition. Although as of March 31, 2002, the Company had effective control of BakBone KK through its 100% direct ownership interest, it did not control greater than 50% of the voting rights of BakBone KK until the Company’s acquisition of the minority interests of BakBone KK in March 2002. Therefore, under U.S. GAAP, the Company’s purchase of 22% of BakBone KK on March 1, 2000 was accounted for using the purchase method of accounting based on the fair value of the consideration. Accordingly, the Company recorded an investment in affiliate and share capital of $2.6 million for the fair value of the shares issued to consummate the transaction. The investment in affiliate was being amortized over three years as the value of the common shares issued exceeded the value of the Company’s underlying equity in net assets of BakBone KK. The fair value of the shares was determined on the date the Company and BakBone KK reached agreement on the purchase price and the transaction was announced.

(f) Consolidation of BakBone KK and Tracer KK

Under U.S. GAAP, a company must own or demonstrate control of greater than 50% of an acquired entity’s voting shares in order to consolidate the entity. During fiscal 2003, the consolidation of BakBone KK and Tracer KK was the same under both U.S. and Canadian GAAP. As of March 31, 2002, the Company had effective control over BakBone KK and Tracer KK through its respective 100% ownership interest in each of the entities. Under U.S. GAAP, as the Company did not control greater than 50% of the voting interests in BakBone KK until the March 2002 minority interest acquisition and in Tracer KK until the January 2002 minority interest acquisition, the Company was required to use the equity method of accounting up to the respective acquisition dates. Accordingly, up to the respective acquisition dates, the results of operations of BakBone KK and Tracer KK have been removed from the consolidated financial statements of the Company. The financial position and results of operations of BakBone KK were removed from the consolidated financial statements of the Company as of and for the eleven months ended March 31, 2001. Furthermore, the financial position and results of operations of Tracer KK were removed from the consolidated financial statements of the Company as of and for the eleven months ended March 31, 2001.

As of March 31, 2001, the Company recorded an investment in affiliate in the amount of $1.5 million, representing the carrying value of its investment in BakBone KK. During the year ended March 31, 2002, the Company recorded its 47% share of BakBone KK’s net earnings of $82,000. During the eleven months ended March 31, 2001, the Company recorded its 47% share of BakBone KK’s net loss of $152,000. In addition, as the carrying value of the Company’s investment in BakBone KK exceeded the underlying equity in net assets of BakBone KK, the Company recorded amortization expense of $854,000 and $783,000 during the years ended March 31, 2002 and the eleven months ended March 31, 2001.

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

As of March 31, 2001, the Company recorded an investment in an affiliate in the amount of $109,000, representing the carrying value of its investment in Tracer KK. During the nine months ended December 31, 2001, the Company recorded equity in loss of Tracer KK of $100,000. Upon the 25% acquisition of minority interest shares in January 2002, the Company began consolidating Tracer KK under U.S. GAAP, as the Company’s direct ownership percentage in Tracer KK equaled 75%. During the period from January 1, 2002 through the final 25% minority acquisition on March 31, 2002, minority interest in Tracer KK is reflected in the consolidated statement of operations. During the eleven months ended March 31, 2001, the Company recorded equity in loss of Tracer KK of $21,000, representing the Company’s 50% share of Tracer KK’s net loss.

Summarized financial information for BakBone KK and Tracer KK for the applicable periods is as follows:

	BakBone KK & Tracer KK Combined March 31, 2002(1)	BakBone KK & Tracer KK Combined March 31, 2001
Current assets	$2,437	$1,583
Noncurrent assets	672	781

Total assets	3,109	2,364

Current liabilities	1,131	651
Noncurrent liabilities	2,078	1,762

Total liabilities	$3,209	$2,413

(1)	All balance sheet accounts of BakBone KK and Tracer KK are included in the accompanying consolidated balance sheet of the Company as of March 31, 2002.

	BakBone KK & Tracer KK Combined Year ended March 31, 2002	BakBone KK & Tracer KK Combined Eleven months ended March 31, 2001
Net sales	$3,254	$1,742

Gross profit	$3,168	$1,590

Operating loss	$(51)	$(454)

Net loss	$(26)	$(290)

(g) Share Capital to be Issued

U.S. GAAP does not permit the disclosure of share capital to be issued in the statement of shareholders’ equity, whereas under Canadian GAAP, such disclosure is permitted. Under U.S. GAAP, share capital to be issued is classified under long-term liabilities in the consolidated balance sheet as of March 31, 2002.

(h) Marketable Securities

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

BAKBONE SOFTWARE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2003 and 2002

(in U.S. dollars)

(i) Reconciliation of Net Loss

The application of U.S. GAAP as described above had the following effects on the Company’s net loss for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001.

	2003	2002	2001
Net loss as reported	$(8,657)	$(18,791)	(21,692)
Options issued at less than fair market value	(373)	(915)	(4,277)
EBT shares	(9,039)	(9,780)	(8,973)
Incentive shares	(1,519)	(6,548)	(4,642)
Options issued to advisors	—	(19)	(671)
Options issued to principals of Tracer	—	(212)	(177)
Amortization of investment in affiliate	—	(854)	(783)
Unrealized changes in fair market value of marketable securities	—	76	—
Additional impairment of goodwill	—	(281)	—
Change from consolidation method to equity method of accounting	—	(81)	139

Net loss—U.S. GAAP	$(19,588)	$(37,405)	$(41,076)

(j) U.S. GAAP Financial Statements

The application of generally accepted accounting principles in the United States of America, as described above, has the following effects on the consolidated financial statements as of and for the years ended March 31, 2003 and 2002 and the eleven months ended March 31, 2001:

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2002

(in thousands)

(in U.S. dollars)

	2003				2002
	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP
Assets
Current assets:
Cash and cash equivalents	$5,045	—		$5,045	$5,502	—		$5,502
Restricted cash	—	—		—	804	—		804
Accounts receivable	4,822	—		4,822	3,289	—		3,289
Other assets	850	—		850	588	—		588

Total current assets	10,717	—		10,717	10,183	—		10,183
Capital assets, net	2,239	—		2,239	2,762	—		2,762
Goodwill, net	3,982	687	(2)	4,669	4,784	687	(2)	5,471
Other assets	567	77	(8)	644	567	63	(8)	630

Total assets	$17,505	764		$18,269	$18,296	750		$19,046

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$865	—		$865	$645	—		$645
Accrued liabilities	3,017	—		3,017	1,938	—		1,938
Deferred revenue	5,152	—		5,152	1,297	—		1,297
Current portion of capital lease obligations	97	—		97	201	—		201
Current portion of notes payable	1,652	—		1,652	—	—		—
Loans from related parties	—	—		—	63	—		63

Total current liabilities	10,783	—		10,783	4,144	—		4,144
Capital lease obligations, excluding current portion	45	—		45	54	—		54
Notes payable, excluding current portion	—	—		—	1,950	—		1,950
Other liabilities	24	—		24	—	—		—
Share capital to be issued	—	—		—	—	2,877	(7)	2,877

Total liabilities	10,852	—		10,852	6,148	2,877		9,025

Shareholders’ equity:
Share capital	57,524	81,631	(4)	139,155	51,861	81,631	(4)	133,492
Share capital to be issued	—	—		—	2,877	(2,877)	(7)	—
Share capital held by subsidiary	(66)	—		(66)	(66)	—		(66)
Employee benefit trust	—	(1)	(5)	(1)	—	(176)	(5)	(176)
Deferred compensation	—	(435)	(5)	(435)	—	(11,192)	(5)	(11,192)
Unrealized loss on marketable securities	—	—		—	—	(13)	(8)	(13)
Accumulated deficit	(50,036)	(80,444)	(6)	(130,480)	(41,379)	(69,513)	(6)	(110,892)
Cumulative exchange adjustment	(769)	13	(1)	(756)	(1,145)	13	(1)	(1,132)

Total shareholders’ equity	6,653	764		7,417	12,148	(2,127)		10,021

Total liabilities and shareholders’ equity	$17,505	764		$18,269	$18,296	750		$19,046

(1)	see Note 16(f)
(2)	see Notes 16(d) and 16(f)
(3)	see Notes 16(d), 16(e) and 16(f)
(4)	see Notes 16(a), 16(e) and 16(f)
(5)	see Note 16(a)
(6)	see Notes 16(a), 16(d), 16(e) and 16(f)
(7)	see Note 16(g)
(8)	see Note 16(h)

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2003 and 2002,

and the eleven months ended March 31, 2001,

(in thousands, except per share and share data)

(in U.S. dollars)

	2003				2002				2001
	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP	Canadian GAAP (as reported)	Differences	Notes	U.S. GAAP
Revenues	$18,190	—		$18,190	$9,863	(3,254)	(1)	$6,609	$4,975	(1,742)	(1)	$3,233
Cost of revenues	1,650	—		1,650	1,244	(86)	(1)	1,158	782	(153)	(1)	629

Gross profit	16,540	—		16,540	8,619	(3,168)		5,451	4,193	(1,589)		2,604

Operating expenses:		—
Sales and marketing	12,125	—		12,125	10,750	(2,469)	(2)	8,281	11,672	(1,434)	(2)	10,238
Research and development	4,963	—		4,963	4,521	(255)	(2)	4,266	3,584	(229)	(2)	3,355
General and administrative	5,710	—		5,710	5,659	(556)	(2)	5,103	8,044	(381)	(2)	7,663
Stock-based compensation	326	10,931	(8)	11,257	—	17,236	(8)	17,236	—	18,563	(8)	18,563
Special charges	415	—		415	—	—		—	—	—		—
Amortization goodwill	—	—		—	—	4,220	(6)	4,220	—	3,380	(4)	3,380
Impairment of goodwill	—	888	(3)	888	—	2,508	(6)	2,508	—	—		—
Amortization of investment in Affiliate	—	—		—	—	854	(5)	854	—	783	(5)	783

Total operating expenses	23,539	11,819		35,358	20,930	21,538		42,468	23,300	20,682		43,982

Operating loss	(6,999)	(11,819)		(18,818)	(12,311)	(24,706)		(37,017)	(19,107)	(22,271)		(41,378)
Interest (expense) income, net	(182)	—		(182)	(108)	39	(1)	(69)	396	38	(1)	434
Amortization goodwill	—	—		—	(3,727)	3,727	(3)	—	(3,203)	3,203	(3)	—
Impairment of goodwill	(888)	888	(3)	—	(2,508)	2,508	(3)	—	—	—		—
Foreign exchange (loss) gain, net	(59)	—		(59)	110	—		110	5	(6)	(1)	(1)
Other (expense) income, net	(19)	—		(19)	(359)	(75)	(7)	(434)	177	(156)	(1)	21
Equity loss of affiliate	—	—		—	—	(7)	(1)	(7)	—	(152)	(1)	(152)
Minority interest	—	—		—	112	(100)	(1)	12	40	(40)	(1)	—

Loss before income taxes	(8,147)	(10,931)		(19,078)	(18,791)	(18,614)		(37,405)	(21,692)	(19,384)		(41,076)
Provision for income taxes	510	—		510	—	—		—	—	—		—

Net loss	$(8,657)	(10,931)		$(19,588)	$(18,791)	(18,614)		$(37,405)	$(21,692)	(19,384)		$(41,076)

Net loss per share	$(0.16)	(0.21)		$(0.37)	$(0.46)	(0.46)		$(0.92)	$(0.87)	(0.78)		$(1.65)

Weighted-average common shares	53,259,938	—		53,259,938	40,869,526	—		40,869,526	24,903,458	—		24,903,458

(1)	see Note 16(f)
(2)	see Notes 16(a) and 16(f)
(3)	see Note 16(c)
(4)	see Notes 16(c) and 16(d)
(5)	see Note 16(e)
(6)	see Notes 16(c), 16(d), and 16(e)
(7)	see Notes 16(f) and 16(h)
(8)	see Note 16(a)

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2003 and 2002,

and the eleven months ended March 31, 2001,

(in thousands)

(in U.S. Dollars)

	2003			2002			2001
	Canadian GAAP (as reported)	Differences	U.S. GAAP	Canadian GAAP (as reported)	Differences	U.S. GAAP	Canadian GAAP (as reported)	Differences	U.S. GAAP
Cash flows from operating activities:
Net loss	$(8,657)	(10,931)	$(19,588)	$(18,791)	(18,614)	$(37,405)	$(21,692)	(19,384)	$(41,076)
Adjustments to reconcile net loss to net cash used in operating activities:		—
Depreciation and amortization	899		899	4,637	1,066	5,703	3,788	960	4,748
Stock-based compensation	326	10,931	11,257	—	17,236	17,236	—	18,563	18,563
Special Charges	104	—	104	—	—	—	—	—	—
Impairment of goodwill	888	—	888	2,508	281	2,789	—	—	—
Minority interest	—	—	—	(112)	100	(12)	(40)	40	—
Loss on disposal of capital assets	—	—	—	443	—	443	13	—	13
Gain on sale of non-operating subsidiaries	—	—	—	(119)	—	(119)	—	—	—
Unrealized loss on investment	—	—	—	76	(76)	—	—	—	—
Equity in loss of affiliate	—	—	—	—	7	7	—	152	152
Changes in assets and liabilities, net of effects of acquisitions:		—
Accounts receivable, net	(1,533)	—	(1,533)	(1,885)	—	(1,885)	(363)	336	(27)
Other assets	(262)	—	(262)	(10)	—	(10)	(568)	415	(153)
Accounts payable	220	—	220	(723)	—	(723)	190	173	363
Accrued liabilities	1,103	—	1,103	647	—	647	417	(49)	368
Deferred revenue	3,855	—	3,855	626	—	626	273	(153)	120

Net cash used in operating activities	(3,057)	—	(3,057)	(12,703)	—	(12,703)	(17,982)	1,053	(16,929)

Cash flows from investing activities:		—
Capital expenditures	(415)	—	(415)	(433)	—	(433)	(3,011)	340	(2,671)
Acquisitions of businesses, net of cash acquired	—	—	—	(117)	—	(117)	(1,614)	(699)	(2,313)
Cash acquired through acquisitions	—	—	—	—	700	700	—	—	—
Proceeds from sale of capital assets	2	—	2	41	—	41	26	—	26

Net cash used in investing activities	(413)	—	(413)	(509)	700	191	(4,599)	(359)	(4,958)

Cash flows from financing activities:		—
Reduction of capital lease obligations	(202)	—	(202)	(177)	—	(177)	(132)	—	(132)
Proceeds from note payable	—	—	—	—	—	—	2,500	—	2,500
Payments on note payable	(298)	—	(298)	(812)	—	(812)	(288)	—	(288)
Advances to affiliates	—	—	—	—	—	—	—	(1,650)	(1,650)
Proceeds from issuance of special warrants	—	—	—	9,734	—	9,734	—	—	—
Proceeds from public offering	—	—	—	5,681	—	5,681	—	—	—
Proceeds from private placement	1,075	—	1,075	332	—	332	—	—	—
Offering costs related to equity financings	(75)	—	(75)	(507)	—	(507)	(144)	—	(144)
Proceeds from exercise of stock options	144	—	144	9	—	9	570	—	570
Proceeds from exercise of warrants	1,316	—	1,316	769	—	769	4,536	—	4,536
Payments on related party loans	(63)	—	(63)	(12)	—	(12)	—	—	—
Restricted cash	804	—	804	66	—	66	(870)	—	(870)

Net cash provided by (used in) financing activities	2,701	—	2,701	15,083	—	15,083	6,172	(1,650)	4,522

Effect of exchange rate changes on cash and cash equivalents	312	—	312	(184)	—	(184)	(511)	481	(30)

Net (decrease) increase in cash and cash equivalents	(457)	—	(457)	1,687	700	2,387	(16,920)	(475)	(17,395)
Cash and cash equivalents, beginning of period	5,502	—	5,502	3,815	(700)	3,115	20,735	(225)	20,510

Cash and cash equivalents, end of period	$5,045	—	$5,045	$5,502	—	$5,502	$3,815	(700)	$3,115